                                             As Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-59616

                                                                     First Union
                                                             Shareholder Meeting
                                                                   July 31, 2001
                                                                   Charlotte, NC
--------------------------------------------------------------------------------


[GRAPHIC]
--------------------------------------------------------------------------------
                                                      PROXY STATEMENT/PROSPECTUS
                                                Notice of Shareholder Meeting to
                                                          Consider the Merger of
                                                        First Union and Wachovia

                             Your Vote is Important

                                Please Vote Today


                   For driving directions to the First Union
                 shareholder meeting see the inside back cover.

[FIRST UNION LOGO]
                                                                [WACHOVIA LOGO]

   Our merger. First Union and Wachovia are proposing a merger-of-equals. We will call the combined company Wachovia and believe it will be the pre-eminent retail banking franchise in the Southeast and East Coast, and one of the nation's leading banking organizations in commercial banking, asset and wealth management, brokerage and investment banking.

 Facts for Wachovia shareholders:            Facts for First Union
                                             shareholders:


 . In the merger, you will                   . In the merger, you will keep
   receive 2 First Union common                your First Union common
   shares for each Wachovia                    shares.
   common share you own.

 . In the merger, you also will              . Your rights to dividends will
   have a choice to receive                    not be affected by the merger.
   either:                                     We expect the combined company
   .a one-time cash payment of                 to continue First Union's
    $0.48 per share, or                        dividend policy.
   .preferred shares intended to             . The current First Union
    provide the equivalent of                  quarterly dividend is $0.24
    Wachovia's current regular                 per common share.
    quarterly dividend when added
    to the combined company's
    quarterly common stock
    dividend.

 . Your board recommends the                 . Your board recommends the
   merger.                                     merger.

 . After the merger, Wachovia                . After the merger, First Union
   shareholders will own about                 shareholders will own about
   30% of the combined company.                70% of the combined company.


 . Generally, the merger will be             . The merger will be tax free to
   tax free to you, other than                 you.
   with respect to any cash you
   receive.

 . Wachovia needs your vote to               . First Union needs your vote to
   complete the merger. Wachovia               complete the merger. First
   plans to hold a shareholders'               Union plans to hold a
   meeting to vote on the merger               shareholders' meeting to vote
   and other matters on August 3.              on the merger and other
                                               matters on July 31.


   Merger consideration. The number of First Union shares that Wachovia shareholders will receive in the merger is fixed. The dollar value of the stock consideration Wachovia shareholders receive will change depending on changes in the market price of First Union shares and will not be known at the time either company's shareholders vote on the merger. For example,

                                                           Value per Wachovia
                   Closing First    Value per Wachovia   Share (preferred share
Date             Union Share Price Share (cash election)        election)
----             ----------------- --------------------- ----------------------
The day before
we announced
our merger.....       $31.92              $64.32         $63.84 + 2 pref. shares
June 25, 2001..        34.50               69.48          69.00 + 2 pref. shares

You should obtain current market quotations for both First Union and Wachovia common shares, which are listed on the NYSE under the symbols "FTU" and "WB", respectively.

   SunTrust. SunTrust has made an unsolicited acquisition proposal for Wachovia, and Wachovia's board has rejected it. SunTrust is trying to solicit votes from Wachovia's shareholders against our merger. We recommend that you do not give your proxy to SunTrust.

   Voting. Even if you plan to attend your company's meeting, please vote as soon as possible by completing and submitting the enclosed proxy card. Not voting at all will have the same effect as voting against the merger.

   This document and risks. Please read this document carefully, because it contains important information about the merger and the other matters you will be considering at the meeting. In particular, read carefully the risk factors relating to the merger beginning on page 24.

    None of the SEC, any state securities commission or the North Carolina commissioner of insurance has approved the securities to be issued in the merger or determined if this document is accurate or adequate. It is illegal to tell you otherwise.

    The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

   Joint proxy statement-prospectus dated June 27, 2001 and first mailed to shareholders on or about June 29, 2001.

                      References to Additional Information

   This document incorporates important business and financial information about First Union and Wachovia from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to First Union and Wachovia that are incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company:

       If you are a First Union                If you are a Wachovia
            shareholder:                          shareholder:
          Morrow & Co., Inc.                 MacKenzie Partners, Inc.
       445 Park Ave. - 5th Floor                 156 Fifth Avenue
        New York, NY 10022-2606                 New York, NY 10010
            (212) 754-8000               1-800-322-2885 (toll free in the
                                                     U.S.)
                                            or (212) 929-5500 (collect)
                                                        or
                                               Georgeson Shareholder
                                                 111 Commerce Road
                                                Carlstadt, NJ 07072
                                         1-800-223-2064 (toll free in the
                                                     U.S.)

       If you would like to                     If you would like to
    request documents, please do             request documents, please do
    so by July 24, 2001 to                   so by July 27, 2001 to
    receive them before First                receive them before
    Union's annual meeting.                  Wachovia's annual meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate proxy solicitation firm.
      You will not be charged for any of these documents that you request.

   See "Where You Can Find More Information" on page 177.

                             [LOGO OF FIRST UNION]

                            FIRST UNION CORPORATION
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 31, 2001

To the Shareholders
of First Union Corporation:

   We will hold the annual meeting of shareholders of First Union Corporation, a North Carolina corporation, on July 31, 2001, at 11:00 a.m., local time, in the Symphony Ballroom of the Adam's Mark Hotel, 555 South McDowell Street, Charlotte, NC 28204, for the purpose of considering and voting upon the following proposals:

  . Approving the plan of merger contained in the Agreement and Plan of Merger, dated as of April 15, 2001, and amended and restated, between Wachovia Corporation, a North Carolina corporation, and First Union, as more fully described in the attached joint proxy statement-prospectus.

  . Electing the five nominees for director named in the attached joint proxy statement-prospectus as directors, four nominees to serve as Class III directors with terms expiring at the 2004 annual meeting of shareholders and one nominee to serve as a Class I director with a term expiring at the 2002 annual meeting of shareholders, in each case until their successors are duly elected and qualified. If the merger is completed, the board of directors of First Union will be reconstituted to consist of nine directors from First Union and nine directors from Wachovia, as described in the joint proxy statement-prospectus.

  .  Approving First Union's Senior Management Incentive Plan.

  .  Approving an amendment to First Union's 1998 Stock Incentive Plan.

  . Ratifying the appointment of KPMG LLP as First Union's independent auditors for the year 2001.

  . Voting upon, if properly presented, a shareholder proposal, which the board and management oppose, regarding political contributions.

   We have fixed the close of business on June 12, 2001 as the record date for determining those shareholders entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. Only First Union shareholders of record on that date are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting. If you wish to attend the annual meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring a proxy or letter from the broker, trustee or nominee with you to confirm your beneficial ownership of the shares.

                                        By Order of the Board of Directors,

                                        /s/ Mark C. Treanor
                                        Mark C. Treanor
                                        Executive Vice President,
                                        General Counsel and Secretary

June 27, 2001

Whether or not you plan to attend the annual meeting in person, please promptly vote your proxy by telephone or through the Internet, as described on the enclosed proxy card, or complete, date, sign and return the enclosed proxy card in the enclosed envelope. The enclosed envelope requires no postage if mailed in the United States. If you attend the annual meeting, you may vote in person if you wish, even if you have previously returned your proxy card or voted by telephone or through the Internet.

  First Union's board of directors unanimously recommends that you vote "FOR"
     approval of the plan of merger contained in the merger agreement, the election of the nominated directors, First Union's Senior Management Incentive Plan, the amendment to First Union's 1998 Stock Incentive Plan, and the ratification of KPMG LLP as First Union's independent auditors.

     First Union's board of directors unanimously recommends that you vote
       "AGAINST" approval of the shareholder proposal regarding political contributions.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SUMMARY...................................................................   4
  Annual Meetings.........................................................   4
    Annual Meeting of First Union ........................................   4
    Annual Meeting of Wachovia ...........................................   4
  The Merger..............................................................   4
    We Propose that First Union and Wachovia Merge .......................   4
    What You Will Receive in the Merger...................................   4
    The Exchange Ratio is Fixed and the Value of the Shares to be Issued
     in the Merger Will Fluctuate with Market Prices .....................   6
    The Combined Company Intends to Continue First Union's Common Stock
     Dividend Policy; Effect of the DEPs and the Cash Payment.............   6
    The Merger Will Be Accounted for as a Purchase and Will Generally Be
     Tax-Free to Shareholders ............................................   7
    Wachovia Shareholders Have Appraisal Rights...........................   7
    Our Financial Advisors Have Provided Opinions as to the Fairness of
     the Exchange Ratio from a Financial Point of View....................   7
    Our Boards Recommend that You Vote "FOR" the Merger...................   8
    Our Reasons for the Merger............................................   9
    We Have Agreed When and How We Can Consider Third Party Acquisition
     Proposals............................................................  11
    Merger Approval Requires a Majority Vote by First Union Shareholders
     and by Wachovia Shareholders.........................................  11
    Directors and Officers of Each of Our Companies Will Participate in
     the Management of the Combined Company...............................  12
    Our Directors and Executive Officers May Have Interests in the Merger
     that Differ from Your Interests......................................  12
    We Must Meet Several Conditions To Complete the Merger................  13
    We Must Obtain Regulatory Approvals to Complete the Merger ...........  14
    We May Terminate the Merger Agreement.................................  14
    We May Amend or Waive Merger Agreement Provisions.....................  15
    We Have Granted Stock Options to Each Other...........................  15
    The Rights of Shareholders of the Combined Company Will Be Similar to
     the Current Rights of First Union Shareholders.......................  16
  Other Annual Meeting Proposals..........................................  17
  Information About First Union and Wachovia..............................  17
    Unaudited Comparative Per Share Data..................................  18
    Unaudited Comparative Per Common Share Data of First Union and
     Wachovia.............................................................  19
    Selected Financial Data...............................................  20

RISK FACTORS..............................................................  24
  Because the Market Price of First Union Common Stock May Fluctuate, You
   Cannot Be Sure of the Market Value of the Common Stock that Wachovia
   Shareholders Will Receive in the Merger................................  24
  We May Fail to Realize the Cost Savings We Estimate For the Merger......  24
  Combining Our Two Companies May Be More Difficult, Costly or Time-
   Consuming Than We Expect...............................................  24
  We Will Need to Divest About $1.49 Billion of Deposits to Address
   Competitive Concerns...................................................  25
  Unless the Merger Is Completed, Neither of Us Can Undertake Another
   Business Combination Until January 2002................................  25
  Our Directors and Executive Officers May Have Interests in the Merger
   that Differ from Your Interests........................................  25
  We May Record Additional Allowance for Loan Losses After the Merger.....  26
  SunTrust's Tactics May Complicate or Delay Completion of the Merger.....  26
  Completion of SunTrust's Proposal Would Trigger the Option That Wachovia
   Issued First Union.....................................................  26
  Future Results of the Combined Companies May Materially Differ from the
   Pro Forma Financial Information Presented in this Document.............  27
  The DEPs Have No Trading History, There is Currently No Market for DEPs
   and There May Only Be a Limited Market for DEPs After the Merger is
   Completed..............................................................  27

FIRST UNION ANNUAL MEETING................................................  28
  Matters To Be Considered................................................  28
  Proxies.................................................................  28
  Solicitation of Proxies.................................................  29

                                                                            Page
                                                                            ----
  Record Date and Voting Rights............................................  30
  Recommendations of First Union's Board...................................  31
  Voting via Telephone, Internet or Mail...................................  31

WACHOVIA ANNUAL MEETING....................................................  33
  Matters To Be Considered.................................................  33
  Proxies..................................................................  33
  Solicitation of Proxies..................................................  35
  Record Date and Voting Rights............................................  35
  Recommendations of Wachovia's Board......................................  36

FIRST UNION PROPOSAL 1 AND WACHOVIA PROPOSAL 1: THE MERGER.................  37
  Background of the Merger.................................................  37
  Recommendation of First Union's Board and Its Reasons for the Merger.....  45
  Recommendation of Wachovia's Board and Its Reasons for the Merger........  48
  The Unsolicited Proposal from SunTrust...................................  52
  Cost Savings.............................................................  56
  Opinion of First Union's Financial Advisor...............................  58
  Opinion of Wachovia's Financial Advisors.................................  66

THE MERGER AGREEMENT.......................................................  80
  Structure................................................................  80
  Board Composition of the Combined Company................................  80
  Operations...............................................................  81
  Conversion of Stock; Treatment of Options................................  82
  Exchange of Certificates; Fractional Shares..............................  84
  Effective Time...........................................................  86
  Representations and Warranties...........................................  86
  Conduct of Business Pending the Merger...................................  87
  Acquisition Proposals by Third Parties...................................  88
  Other Agreements.........................................................  89
  Conditions to Completion of the Merger...................................  90
  Termination of the Merger Agreement......................................  91
  Waiver and Amendment of the Merger Agreement.............................  92
  Regulatory Approvals Required for the Merger.............................  92
  Material Federal Income Tax Consequences.................................  94
  Accounting Treatment.....................................................  97
  Stock Exchange Listing...................................................  97
  Expenses.................................................................  97
  Dividends................................................................  97
  Interests of Certain Persons in the Merger...............................  98
  Restrictions on Resales by Affiliates.................................... 101
  Dissenters' Appraisal Rights............................................. 101
  Stock Option Agreements.................................................. 103

PRICE RANGE OF COMMON STOCK AND DIVIDENDS.................................. 110
  First Union.............................................................. 110
  Wachovia................................................................. 110
  Dividend Policy.......................................................... 111

INFORMATION ABOUT FIRST UNION AND WACHOVIA................................. 112
  First Union.............................................................. 112
  Wachovia................................................................. 112

DESCRIPTION OF FIRST UNION CAPITAL STOCK................................... 114
  Common Stock............................................................. 114
  Preferred Stock.......................................................... 115
  Dividend Equalization Preferred Shares (DEPs)............................ 115
  Shareholder Protection Rights Plan....................................... 117

COMPARISON OF SHAREHOLDER RIGHTS........................................... 119
  Authorized Capital Stock................................................. 119
  Size of Board of Directors............................................... 119

                                                                           Page
                                                                           ----
  Classes of Directors.................................................... 119
  Removal of Directors.................................................... 120
  Filling Vacancies on the Board of Directors............................. 120
  Nomination of Director Candidates by Shareholders....................... 120
  Anti-Takeover Provisions................................................ 121
  Shareholder Protection Rights Plan...................................... 122
  Shareholder Action without a Meeting.................................... 122
  Calling Special Meetings of Shareholders................................ 122
  Shareholder Proposals................................................... 123
  Notice of Shareholder Meetings.......................................... 123
  Indemnification......................................................... 123
  Amendments to Articles of Incorporation and By-Laws..................... 124
  Certain Votes of Board of Directors..................................... 125

OTHER MATTERS TO BE CONSIDERED AT THE FIRST UNION MEETING................. 126
  First Union Proposal 2. A Proposal To Elect Directors................... 126
  First Union Proposal 3. A Proposal To Approve First Union's Senior
   Management Incentive Plan.............................................. 144
  First Union Proposal 4. A Proposal To Approve an Amendment to First
   Union's 1998 Stock Incentive Plan ..................................... 146
  First Union Proposal 5. A Proposal To Ratify The Appointment Of
   Auditors............................................................... 150
  Shareholder Proposal. A Shareholder Proposal Regarding Political
   Contributions.......................................................... 151
  Certain Matters Relating To First Union Proxy Materials And Annual
   Reports................................................................ 152

OTHER MATTERS TO BE CONSIDERED AT THE WACHOVIA MEETING.................... 153
  Wachovia Proposal 2. Election Of Directors.............................. 153
  Wachovia Proposal 3. Appointment Of Independent Auditors................ 170

LITIGATION RELATING TO THE PROPOSED WACHOVIA/FIRST UNION MERGER........... 171

VALIDITY OF STOCK......................................................... 174

EXPERTS................................................................... 175

SHAREHOLDER PROPOSALS FOR NEXT YEAR....................................... 175
  First Union............................................................. 175
  Wachovia................................................................ 175

OTHER MATTERS............................................................. 176

WHERE YOU CAN FIND MORE INFORMATION....................................... 177

FORWARD-LOOKING STATEMENTS................................................ 179

FIRST UNION AND WACHOVIA UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
 INFORMATION.............................................................. 181

  Appendix A Agreement and Plan of Merger (as amended)
   (including Annexes).................................................... A-1
  Appendix B Wachovia Stock Option Agreement (as amended)................. B-1
  Appendix C First Union Stock Option Agreement (as amended).............. C-1
  Appendix D Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
   to the First Union Board of Directors.................................. D-1
  Appendix E Opinion of Credit Suisse First Boston Corporation to the
   Wachovia Board of Directors............................................ E-1
  Appendix F Opinion of Goldman, Sachs & Co. to the Wachovia Board of
   Directors.............................................................. F-1
  Appendix G First Union Corporation Audit Committee Charter.............. G-1
  Appendix H First Union Corporation Senior Management Incentive Plan..... H-1
  Appendix I First Union Corporation 1998 Stock Incentive Plan (as
   amended)............................................................... I-1
  Appendix J Wachovia Corporation Amended and Restated Audit Committee
   Charter................................................................ J-1
  Appendix K Chapter 55. North Carolina Business Corporation Act. Article
   13-Dissenters' Rights.................................................. K-1

                                    SUMMARY

   This brief summary highlights selected information from this document. It may not contain all the information that is important to you. We urge you to read carefully this entire document and the other documents to which we refer you for a more complete understanding of the matters being considered at the annual meetings. In addition, we incorporate by reference important business and financial information about First Union and Wachovia into this document. You may obtain the information incorporated by reference in this document without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 177. Each item in this summary includes a page reference directing you to a more complete description of that item.

                                ANNUAL MEETINGS

Annual Meeting of First Union (Page 28)

   First Union plans to hold its annual meeting on July 31, 2001, at 11:00 a.m., local time, in the Symphony Ballroom of the Adam's Mark Hotel, 555 South McDowell Street, Charlotte, NC 28204. At the meeting, among other things, you will be asked to approve the plan of merger contained in the merger agreement providing for the merger of Wachovia into First Union.

   You can vote at the First Union annual meeting if you owned First Union common stock at the close of business on June 12, 2001. As of that date, there were 979,096,528 shares of First Union common stock outstanding and entitled to vote. You can cast one vote for each share of First Union common stock that you owned on that date.

Annual Meeting of Wachovia (Page 33)

   Wachovia plans to hold its annual meeting on August 3, 2001, at 10:30 a.m., local time, in the Benton Convention Center, 301 West 5th Street, Winston-Salem, NC 27101. At the meeting, among other things, you will be asked to approve the plan of merger contained in the merger agreement providing for the merger of Wachovia into First Union.

   You can vote at the Wachovia annual meeting if you owned Wachovia common stock at the close of business on June 12, 2001. As of that date, there were 203,362,336 shares of Wachovia common stock outstanding and entitled to vote. You can cast one vote for each share of Wachovia common stock that you owned on that date.
                                ----------------
                                   THE MERGER

We Propose that First Union and Wachovia Merge (Page 37)

   We propose that Wachovia merge into First Union, with First Union as the surviving corporation. The combined company will be incorporated in North Carolina and its corporate headquarters will be in Charlotte, North Carolina. The combined company will be called "Wachovia Corporation" and its common stock will trade on the New York Stock Exchange, or the NYSE, under the symbol "WB". We expect to complete the merger in the third quarter of 2001.

What You Will Receive in the Merger (Page 37)

   Wachovia Shareholders. When the merger is completed, each Wachovia shareholder will receive 2 First Union shares for each Wachovia share held. We sometimes refer to this 2-for-1 ratio as the "exchange ratio."

   Wachovia shareholders also will be entitled to elect to receive, for each Wachovia share converted in the merger, either:

  . a one-time cash payment of $0.48 or

  . two shares of dividend equalization preferred stock, each of which will be entitled to a regular quarterly dividend equal to the amount, if any, by which the regular quarterly dividend on the combined company's common stock is less than $0.30 per share. We estimate each preferred share has a present value of $0.24, or $0.48 for two shares.

   We call the preferred shares Wachovia shareholders may elect to receive "DEPs" for dividend equalization preferred shares. Wachovia shareholders who choose to receive DEPs will be entitled to receive an additional dividend each quarter. The additional dividend will make up any difference between the common stock dividend declared by the combined company and $0.30. For example, if the common stock dividend is $0.24 the DEPs dividend will be $0.06 bringing the total to $0.30 per quarter. Because the exchange ratio converts each Wachovia common share into two shares of the combined company's common stock, this dividend is intended to preserve the effect of the $0.60 per share quarterly dividend that Wachovia shareholders currently receive. The dividend rights on the DEPs will end when the total dividends paid on the combined company's common stock over four consecutive quarters equals at least $1.20 (the equivalent of what would have been paid at Wachovia's current dividend rate, $2.40 per Wachovia share). See "Expiration of Dividend Rights" on page 116.

   Alternatively, for those Wachovia shareholders who choose to receive the $0.48 per share cash payment, that cash payment represents our estimate of the present value of the difference, for two of the combined company's common shares, between a $0.30 per share regular quarterly dividend and what we expect the regular quarterly dividend will be on the combined company's common shares until that dividend reaches $0.30. Because the exchange ratio converts each Wachovia common share into two of the combined company's common shares, this also is intended to preserve the effect of the $0.60 per share quarterly dividend that Wachovia shareholders currently receive.

   Based on the same calculations we used to determine the amount of the $0.48 cash payment, we estimate that two DEPs have a present value of $0.48, or $0.24 each. This $0.48 amount for two DEPs is the same amount as the fixed per share cash payment. In deciding on the amount of the fixed cash payment and estimating the present value of the DEPs, we assumed that the combined company's regular quarterly dividend will be equal to slightly less than 33% of its cash net earnings over time. However, the combined company's dividend policy is subject to change at any time and, accordingly, the amount of dividends actually paid may differ from the amounts we assumed. In estimating the present value of the DEPs we also assumed a discount rate of 13%, although this rate may be higher or lower than you may earn on any cash you receive.

   You should not assume the DEPs will trade at a price that equals what we estimate to be their present value. There is currently no market for the DEPs. We do not know if a market for the DEPs will develop or what their trading prices will be. First Union has agreed to use reasonable efforts to cause the DEPs to be listed on an exchange or quoted on an interdealer quotation system, but we do not know if a listing or quotation will be possible.

   First Union will not issue fractional common shares or fractional DEPs in the merger. Instead, it will pay cash for fractional common shares based on the NYSE closing price per First Union share on the trading day before the merger is completed and it will pay cash for fractional DEPs based on $0.24 per DEP. First Union will also pay fractional amounts of the $0.48 per share cash payment.

   If you are a Wachovia shareholder, you will need to surrender your Wachovia common stock certificates to receive (1) new certificates for the First Union common stock, (2) your $0.48 per share cash payment or the new certificates for the DEPs, (3) your cash payment instead of fractional interests, and (4) any dividends paid by the combined company in the future. Please do not surrender your certificates until you receive written instructions from the combined company after we have completed the merger.

   Example for Wachovia Shareholders. As an example, if you hold 10.3 Wachovia shares at the time the merger is completed, you will receive the following in the merger:

  . 20 common shares of the combined company--this represents the whole number of combined company shares resulting from the 2-for-1 exchange ratio

  . cash equal to 0.6 times the closing First Union share price on the trading day before the merger is completed--this represents cash instead of the 0.6 of a combined company share resulting from the 2-for-1 exchange ratio

  . if you elect to receive the cash payment, $4.94 cash--this represents the sum of $4.80 for the whole Wachovia shares you hold and $0.14 for the 0.3 of a Wachovia share you hold

  . if you elect to receive DEPs, 20 DEPs and $0.14 cash--this represents the whole number of DEPs resulting from the 2-for-1 exchange and $0.14 cash instead of the 0.6 of a DEP resulting from the exchange

   First Union Shareholders. If you are a First Union shareholder, your shares of First Union common stock will be unchanged by the merger. Despite the proposed change of First Union's name to Wachovia Corporation, you do not need to surrender your shares or your stock certificates.

   Combined Company. After completion of the merger, former Wachovia shareholders will own approximately 30% of the common stock of the combined company, and First Union shareholders will own approximately 70% of the common stock of the combined company.

The Exchange Ratio is Fixed and the Value of the Shares to be Issued in the Merger Will Fluctuate with Market Prices (Pages 84 and 110)

   First Union common shares are listed on the NYSE under the symbol "FTU" and Wachovia common shares are listed on the NYSE under the symbol "WB." The following table shows the closing prices for First Union and Wachovia common stock and the implied per share value in the merger to Wachovia shareholders for the following dates and periods:

  .  April 12, 2001, the last trading day before we announced the merger;

  .  April 16, 2001, the day we announced the merger;

  .  June 25, 2001, shortly before we mailed this document; and

  . the high, low and average values for the period from May 25, 2001 through June 25, 2001.

                                                               Implied  Implied
                                                                value    value
                                              Closing            per      per
                                               First  Closing  Wachovia Wachovia
                                               Union  Wachovia  share    share
                                               share   share    (DEPs    (cash
                                               price   price   elected) elected)
                                              ------- -------- -------- --------
April 12, 2001............................... $31.92   60.20    63.84    64.32
April 16, 2001...............................  31.20   62.05    62.40    62.88
June 25, 2001................................  34.50   69.91    69.00    69.48
High (for period)............................  34.55   69.91    69.10    69.58
Low (for period).............................  31.60   65.25    63.20    63.68
Average (for period).........................  33.01   67.87    66.02    66.50

A Wachovia shareholder electing DEPs will also receive 2 DEPs per Wachovia common share.

   The market price of First Union common stock will change before the merger, and accordingly, the market value of the consideration that Wachovia shareholders will receive in the merger will also change. You will not know the market value of what Wachovia shareholders will receive when you vote on the merger. In addition, the exchange ratio of 2 shares of First Union common stock for 1 share of Wachovia common stock is fixed and will stay the same, even if the market prices of each company's stock change. You should obtain current stock price quotations for First Union common stock and Wachovia common stock.

The Combined Company Intends to Continue First Union's Common Stock Dividend Policy; Effect of the DEPs and the Cash Payment (Page 111)

   We have decided to continue First Union's dividend policy for the combined company's common stock, but this policy is subject to change at any time and the future dividend policy of the combined company is subject to the determination of the board of directors of the combined company. In the first and second quarters of 2001, First Union declared a dividend of $0.24 per First Union share (equivalent to $0.48 per Wachovia share at the 2-for-1 exchange ratio in the merger), whereas Wachovia declared a dividend of $0.60 per share of Wachovia common stock.

   All dividends on common and preferred shares (including DEPs) of the combined company will be payable when, as and if declared by the board of directors out of funds legally available for the payment of dividends by a North Carolina corporation. Dividends on the DEPs will be cumulative, which means that even if they are not paid in a particular quarter they will continue to be owed to the DEPs holders. However, a failure to pay dividends on the DEPs will not prevent the combined company from paying future dividends on the common stock. See "Dividend Policy" beginning on page 111.

The Merger Will Be Accounted for as a Purchase and Will Generally Be Tax-Free to Shareholders (Pages 94 and 97)

   We intend to treat the merger as a purchase by First Union of Wachovia under generally accepted accounting principles.

   For federal income tax purposes, the merger has been structured as a "reorganization." Therefore, generally for U.S. federal income tax purposes, Wachovia shareholders:

  . will not recognize any gain or loss upon the exchange of Wachovia shares solely for First Union common shares and, if they so elect, DEPs;

  . will recognize gain, but not loss, with respect to the $0.48 per share cash payment if they choose to receive it; and

  . will recognize gain or loss, with respect to the payment of cash in lieu of fractional shares of First Union common stock and will recognize ordinary income with respect to the payment of cash in lieu of fractional DEPs.

   The $0.48 per share cash payment will have different tax consequences than dividends paid on DEPs. The merger will not have any tax consequences for holders of First Union common stock. For a complete description of the material federal income tax consequences of the transaction, see "Material Federal Income Tax Consequences" on page 94.

   This tax treatment may not apply to every shareholder. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

   First Union and Wachovia have received legal opinions from Sullivan & Cromwell and Simpson Thacher & Bartlett, respectively, regarding the tax consequences of the merger summarized above. The tax opinions are exhibits to the registration statement filed with the SEC in connection with this document.

   First Union and Wachovia will not be obligated to complete the merger unless we receive additional legal opinions on the closing date that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes.

Wachovia Shareholders Have Appraisal Rights (Page 101 and Appendix K)

   The merger agreement provides dissenters' rights of appraisal to Wachovia's shareholders. To exercise these rights you must comply precisely with each of the procedural requirements of the North Carolina Business Corporation Act, or the BCA, the relevant sections of which are attached to this document as Appendix K.

Our Financial Advisors Have Provided Opinions as to the Fairness of the Exchange Ratio from a Financial Point of View (Pages 58 and 66)

   Wachovia's Advisors. Credit Suisse First Boston Corporation rendered an opinion to Wachovia's board dated as of April 15, 2001, the date the Wachovia board approved the First Union merger, that as of that date, the exchange ratio of 2 shares of First Union common stock for 1 share of Wachovia common stock was fair from a financial point of view to holders of Wachovia common stock. On May 22, 2001, the date Wachovia's board approved the amended and restated merger agreement and reaffirmed its approval of the First Union merger, Credit Suisse First Boston rendered an opinion that as of that date the exchange ratio was fair from a financial point of view to holders of Wachovia common stock. Credit Suisse First Boston confirmed its opinion dated May 22, 2001 by delivery of a written opinion dated the date of this joint proxy statement-prospectus. We have attached the opinion dated the date of this joint proxy statement-prospectus as Appendix E to this document. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Credit Suisse First Boston. Credit Suisse First Boston's opinion is directed to the Wachovia board of directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger or as to the form of consideration the shareholder should elect to receive. Wachovia has agreed to pay Credit Suisse First Boston a total fee of about $30 million, $20 million of which is contingent upon completion of a transaction.

   Goldman, Sachs & Co. has also delivered a written opinion to Wachovia's board that, as of May 22, 2001, the date Wachovia's board approved the amended and restated merger agreement and reaffirmed its approval of the First Union merger, the exchange ratio was fair from a financial point of view to holders of Wachovia common stock. This opinion was confirmed as of the date of this joint proxy statement-prospectus. We have attached this opinion dated the date of this joint proxy statement-prospectus as Appendix F to this document. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review of Goldman Sachs. Goldman Sachs' opinion is directed to the Wachovia board of directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger or as to whether to elect to receive the $0.48 cash payment or the DEPs. Wachovia has agreed to pay Goldman Sachs a total fee of $20 million, $15 million of which is contingent upon the completion of a transaction.

   First Union's Advisor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has delivered a written opinion to First Union's board that as of April 15, 2001, the date First Union's board approved the merger and related agreements, the exchange ratio was fair to First Union and First Union shareholders from a financial point of view. This opinion was subsequently confirmed as of May 21, 2001, the date First Union's board approved the amended and restated merger agreement, and as of the date of this joint proxy statement-prospectus. The opinion dated as of the date of this joint proxy statement-prospectus is included as Appendix D to this document. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Merrill Lynch. Merrill Lynch's opinion is directed to the First Union board of directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger. First Union has agreed to pay a transaction fee to Merrill Lynch of $20 million, $15 million of which is contingent upon completion of the merger.

Our Boards Recommend that You Vote "FOR" the Merger (Pages 45 and 48)

   First Union Shareholders. First Union's board of directors believes that the merger is fair to First Union and First Union shareholders and in the best interests of First Union, and unanimously recommends that First Union shareholders vote "FOR" approval of the plan of merger.

   Wachovia Shareholders. Wachovia's board of directors believes that the merger is fair to, and in the best interests of, Wachovia and its shareholders and recommends that Wachovia shareholders vote "FOR" approval of the plan of merger.

   Fixed Exchange Ratio Considerations. Because the exchange ratio is fixed and because the market price of the First Union common stock will fluctuate, the market value of the First Union common stock First Union shareholders will retain and the consideration that Wachovia shareholders will receive in the merger may increase or decrease before or after the merger. For example, between the date we announced the merger, April 16, 2001, and June 25, 2001 the dollar value of the common stock that Wachovia shareholders will receive in the merger, based on the closing price of First Union common stock on the NYSE, ranged from $69.10 to $59.40 per share (which does not include the $0.48 per share cash payment or DEPs, depending upon your choice). If you choose the DEPs, the exchange ratio of 2 DEPs per share of Wachovia common stock is also fixed and there is currently no market for the DEPs.

   In arriving at our determinations that the merger is fair to and in the best interests of you and First Union and Wachovia and our decision to adopt the merger agreement and the plan of merger and recommend that you vote in favor of the plan of merger, we each considered that:

  . a combination of our two companies based in part on a fixed exchange ratio is intended to capture the relative contribution of each company based on fundamental financial factors and avoids relative fluctuations between our stock prices caused by near-term volatility;

  . a fixed exchange ratio is customary for mergers of this type in the financial services industry and in other industries;

  . an exchange ratio that does not fluctuate with the price of our common stocks provides substantial certainty about the number of shares that will be issued in the merger; and

  . the nominal dollar value of the shares of the combined company to be received by shareholders in the merger would fluctuate with the market price of First Union common stock before the merger was completed and could be materially different from the market price prevailing when we signed the merger agreement.

Our Reasons for the Merger (Pages 45 and 48)

   First Union's Board of Directors. First Union's board of directors is proposing the merger because:

  . It believes that the merger is likely to provide both immediate and long-term increases in shareholder value, including immediate accretion for the shareholders of both companies on a cash operating earnings per share basis. On this basis, First Union estimates that the merger will be 3.7% accretive to First Union shareholders in 2002, growing to 7.1% in 2004, and 15.2% accretive to Wachovia shareholders in 2002, growing to 19.8% in 2004. Cash operating earnings per share is the result of adding to net income the after-tax restructuring and merger-related charges and intangible amortization and dividing the result by the average shares outstanding.

  . It believes that Wachovia and First Union have a unique strategic fit because of their similar geographic scope and product mix and the combined company will have a stronger strategic position to compete successfully and have a greater potential for growth than either company possesses alone.

  . It believes that the combined company will have increased economies of scale in high-growth businesses, significant annual expense savings and complementary customer bases and products. These expense savings are described in more detail on page 56 under the heading "Cost Savings".

  . It believes that Wachovia's and First Union's management share a common business vision and commitment to their respective shareholders, employees and other constituencies.

   In considering the merger, First Union's board of directors also considered the following potential adverse consequences of the merger:

  . The possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of First Union's on-going business or in the loss of customers.

  . The possibility that the anticipated benefits of merger may not be realized, including the expected cost savings.

  . The fact that neither party could enter into another merger agreement until January 2002 if the merger was not completed before then, which may limit future business combinations in the immediate future.

  .  The impact of divestitures likely to be required.

  .  The potential merger-related restructuring charges.

   The First Union board concluded, however, that the potential benefits of the merger substantially outweighed the risks.

   Wachovia's Board of Directors. Wachovia's board of directors is proposing the merger because:

  . It believes that the merger provides a unique opportunity for substantial earnings accretion in the near term and potential price-earnings multiple expansion in the future. Wachovia estimates that the accretion to cash earnings per share resulting from the merger will be 15.2% in 2002, growing to 19.8% in 2004.

  . It believes that the combined company will have greater strength and earning power than Wachovia would on its own and the added scale necessary to assume and solidify leadership in high growth business lines.

  . It believes that the deliberate pace of planned merger integration over a three-year period will minimize integration risk.

  . It believes that First Union and Wachovia, and their respective management teams, possess similar philosophies and complementary strengths.

  . The Wachovia board has a favorable assessment of the capabilities of First Union's management team.

   In considering the merger, Wachovia's board of directors also considered the following potential adverse consequences of the merger:

  . The challenges of integrating Wachovia and First Union given First Union's recent strategic restructuring.

  .  The risks of not achieving the expected cost savings and other benefits.

  . The risks of diverting management's attention from other strategic opportunities.

  . The risks associated with required regulatory approvals, including the impact of required divestitures.

  . The fact that neither party could enter into another merger agreement until January 2002 if the merger was not completed before then, which may limit future business combinations in the immediate future.

   The Wachovia board concluded, however, that the potential benefits of the merger substantially outweighed the risks.

   Cost Savings and Accounting Charges. Although we can make no assurances, both Wachovia and First Union believe that the combined company can achieve cost savings of approximately 8% of combined non-interest expense (or approximately $890 million in annual expense reductions) by the end of 2004.

   These cost savings are expected to be achieved partially in each year until 2004. Of the total $890 million in annual expected cost savings:

  . 36% is expected from eliminating duplicative technology and operations functions

  .  24% is expected from business unit function reductions

  .  16% is expected from eliminating duplicative staff unit functions

  .  10% is expected from consolidating facilities

  .  13% is expected from stronger purchasing power

As part of these cost savings, we expect to reduce the combined company's job positions by about 7,000 over the three-year transition period. We believe up to one-half of these reductions could occur through normal attrition. As part of the cost savings we have outlined, we expect to consolidate about 325 branch banking offices during the three-year integration period. You can find more detail about our expected cost savings under the heading "Cost Savings" on page 56.

   We also expect to recognize an estimated $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments. A portion of these charges and adjustments will be recorded upon merger closing, with the remainder expected to be recorded in each year from merger closing through 2004. You can find more detail about our expected accounting charges under "First Union and Wachovia Unaudited Pro Forma Condensed Combined Financial Information" on page 181.

   SunTrust. On May 14, 2001, SunTrust Banks, Inc. announced an unsolicited proposal to acquire Wachovia in a merger in which each Wachovia common share would be converted into 1.081 shares of SunTrust common stock. SunTrust also stated that it would increase its annual common stock dividend (when, as and if declared by its board of directors out of funds legally available) by 39% to $2.22 per share in order to match the current Wachovia dividend (which is $0.60 per quarter or $2.40 annually per Wachovia share). The Wachovia board, after consulting with its senior management and its financial and legal advisors, has determined that a merger with SunTrust would not be an effective means of enhancing long-term shareholder value or achieving the board's strategic goals for the company. Accordingly, the Wachovia board rejected the SunTrust unsolicited proposal as not being in the best interests of Wachovia or its shareholders.

   The SunTrust proposal is conditional and is dependent upon, among other things, the Wachovia board taking various actions that the Wachovia board either does not have the power to take or has decided are not in the best interests of Wachovia and its shareholders to take. Accordingly, Wachovia shareholders are not being asked to consider and vote upon the SunTrust proposal at the annual meeting. For a discussion of the factors considered by the Wachovia board in connection with its rejection of the SunTrust proposal, see "The Unsolicited Proposal from SunTrust" beginning on page 52.

   Changes to the Merger. Following SunTrust's unsolicited proposal, we changed some aspects of the merger. First, we amended the merger agreement to allow for Wachovia shareholders to choose DEPs. While we designed the $0.48 per share cash payment to compensate Wachovia shareholders for the reduced dividend expected as a result of the merger, we did not believe that the approach was understood. The DEPs were introduced to provide Wachovia shareholders with a more direct way to preserve the benefit of Wachovia's current dividend rate. We also agreed, at the request of Mr. L. M. Baker, Jr., Wachovia's Chairman, President and Chief Executive Officer, to eliminate any changes in the terms of his retirement arrangement with the combined company compared to the retirement arrangement currently in effect for him. Mr. Baker stated that he did not want any Wachovia shareholder to believe he supported the First Union/Wachovia merger because of his pension arrangements.

   Following SunTrust's unsolicited proposal, we also changed some aspects of the stock options we issued each other in connection with the merger. First, we changed the provision that said that an option's exercise price could be paid in property and limited the consideration to cash and investment grade securities. SunTrust had claimed that First Union could use the original provision to harm Wachovia's business in the future. While we believe the provision contained reasonable valuation procedures that would have protected each other against any such harm, we agreed to modify the provision because neither one of us has any intention of harming the other's business. Second, we clarified that the maximum total profit on each option is $780 million. This was our original intention, but to provide complete clarity on this issue and to eliminate any possible confusion or ambiguity caused by SunTrust's allegations as to the firm and comprehensive nature of the total profit as alleged by SunTrust, we clarified this limit. Finally, if an issuer of an option is acquired by another company, the option is changed into a new option to buy the acquiring company's stock. As we reviewed the options to make the two revisions we described, we concluded that the exercise price adjustment formula in the new option, although subject to the same profit cap as the regular option, did not accurately reflect the parties' intent as to the potential value of the new option and resulted in an exercise price that was too low. We therefore amended the options accordingly.

   See "The Merger--Background of the Merger" beginning on page 37.

We Have Agreed When and How We Can Consider Third Party Acquisition Proposals (Page 88)

   We have agreed that we will not initiate or solicit proposals from third parties regarding acquiring our companies or our businesses. In addition, we have agreed that we cannot engage in negotiations or provide confidential information to a third party regarding acquiring our companies or our businesses. However, if one of us receives an acquisition proposal from a third party, that party can participate in negotiations with the third party if, among other steps, its board of directors concludes that the proposal is, or may result in, a proposal that is superior to our merger.

   Wachovia's board of directors has concluded that SunTrust's unsolicited merger proposal does not represent a strategically desirable alternative and is not in the best interests of Wachovia or its shareholders and, therefore, has not authorized any negotiations with SunTrust.

Merger Approval Requires a Majority Vote by First Union Shareholders and by Wachovia Shareholders (Pages 29 and 34)

   First Union Shareholders. In order to approve the plan of merger, the holders of a majority of First Union's common shares outstanding as of June 12, 2001 must vote in favor of the plan of merger contained in the merger agreement. First Union directors and executive officers beneficially owned about 9,143,109, or less than 1%, of the shares entitled to vote at the First Union annual meeting. Wachovia and its subsidiaries, directors and executive officers beneficially owned less than 1% of the shares entitled to vote at the First Union meeting (other than shares held by Wachovia or its subsidiaries in a fiduciary, or custodial or agency capacity).

   Wachovia Shareholders. In order to approve the plan of merger, the holders of a majority of Wachovia's common shares outstanding as of June 12, 2001 must vote in favor of the plan of merger contained in the merger agreement. Wachovia directors and executive officers beneficially owned about 2,269,640 shares of common stock, representing 1.12%, of the shares entitled to vote at the Wachovia annual meeting. First Union and its subsidiaries, directors and executive officers beneficially owned less than 1% of the shares entitled to vote at the Wachovia meeting (other than shares held by First Union or its subsidiaries in a fiduciary, or custodial or agency capacity).

Directors and Officers of Each of Our Companies Will Participate in the Management of the Combined Company (Page 80)

   The board of directors of the combined company will have 18 members. First Union will choose 9 members from its board and Wachovia will choose 9 members from its board to sit on the board of directors of the combined company. These directors will be split as evenly as possible among the three classes of directors, and will serve as directors until their respective successors are duly elected and qualified. The combined company's articles of incorporation and by-laws will be amended to provide nominating and other procedures to ensure that the 50/50 split between former First Union and former Wachovia directors is maintained through the annual shareholders meeting in 2004.

   Mr. L. M. Baker, Jr., will be a member of the combined company's board of directors and will serve as its Chairman until 2004, unless he retires or resigns before then or as otherwise determined according to the combined company's articles of incorporation and by-laws. The current Chairman, President and Chief Executive Officer of First Union, Mr. G. Kennedy Thompson, will be a member of its board of directors, as well as the combined company's President and Chief Executive Officer, and will succeed Mr. Baker as Chairman at the annual shareholders' meeting held in 2004, unless he retires or resigns before then or as otherwise determined according to the combined company's articles of incorporation and by-laws.

Our Directors and Executive Officers May Have Interests in the Merger that Differ from Your Interests (Page 98)

   Some of our directors and executive officers have interests in the merger other than their interests as shareholders. The members of our boards of directors knew about these additional interests and considered them when they adopted the merger agreement and the plan of merger. We estimate that the value of the incremental payments and benefits executive officers and directors of First Union will receive as a result of the merger is $11.2 million, and the value of the incremental payments and benefits the executive officers and directors of Wachovia could receive is $70 million.

   The following provides more detail about the payments, benefits and other interests we have described.

   Mr. Baker's Employment Agreement. In connection with the merger, First Union entered into a new employment agreement with Mr. Baker, for his position as Chairman of the combined company. Mr. Baker's employment agreement with the combined company is for three years following the merger. He is to be paid an annual salary of at least $1 million (consistent with his current salary) and is eligible for an annual incentive payment, but in no event may his salary or annual bonus be less than the combined company's Chief Executive Officer. Following the merger, the combined company will honor Mr. Baker's current Supplemental Retirement Agreement, which will entitle Mr. Baker to receive an annual retirement benefit in addition to his normal pension benefit upon his retirement. Mr. Baker will also receive other payments upon termination of employment described under "Interests of Certain Persons in the Merger" beginning on page 98. See also "Wachovia Supplemental Retirement Agreements" beginning on page 100.

   Wachovia Employment Agreements. Employment agreements between Wachovia and 9 of its other executive officers provide those officers with severance benefits if their employment with the combined company terminates within 3 years following the merger. We currently estimate that payments and benefits of up to $31 million in the aggregate could be triggered if all such employees were terminated within the time frames covered under the agreements, which we do not expect to occur.

   Wachovia Supplemental Agreements. Also, once Wachovia shareholders approve the merger, benefits under supplemental retirement agreements with 9 executive officers will become fully vested and, assuming the executive's employment terminates following the merger, will be adjusted to reflect any continuation benefits under the executive's employment agreement. We currently estimate that as of the date of the merger, the present value of the aggregate payments and benefits that could be triggered under these agreements is $30 million if all such executives' employment terminates immediately upon the merger, which we do not expect to occur. In addition, non-employee directors may elect to obtain a lump sum settlement of the phantom stock units credited to their account.

   First Union Employment Agreements. Employment and severance agreements between First Union and 14 of its officers provide the officers with severance benefits if their employment is terminated in a specified fashion. Currently 3 such executives have not been identified as having positions with the combined company following the merger. We currently estimate that payments and benefits of up to $11.2 million in the aggregate could be payable to those executives.

   Directors of the Combined Company. 9 of the current directors of First Union and 9 of the current directors of Wachovia will become directors of the combined company following the merger and will continue to receive customary fees from the combined company for being a director. Other than Mr. Baker and Mr. Thompson, these directors have not yet been identified. Also, following the merger, the combined company will indemnify, and provide directors' and officers' insurance for, the officers and directors of Wachovia for events occurring before the merger, including events that are related to the merger.

We Must Meet Several Conditions To Complete the Merger (Page 90)

   Our obligations to complete the merger depend on a number of conditions being met. These include:

  . approval of the plan of merger by both First Union and Wachovia shareholders;

  . the representations and warranties of the other party to the merger agreement being true and correct, except as would not have or would not reasonably be expected to have a material adverse effect; and the other party to the merger agreement must have performed in all material respects all its obligations under the merger agreement;

  . listing the shares of First Union common stock to be issued in the merger on the NYSE;

  . receiving the approval of necessary federal and state regulatory authorities;

  . absence of any government action or other legal restraint or prohibition that would prohibit the merger or make it illegal; and

  . receiving legal opinions that, for U.S. federal income tax purposes, the merger will be treated as a reorganization and no gain or loss will be recognized by Wachovia shareholders who receive First Union common shares in exchange for all of their Wachovia common stock, except with respect to consideration received other than First Union stock, including the $0.48 per share cash payment for those shareholders who elect to receive it and any cash for fractional interests. These opinions will be subject to various limitations. Receipt of opinions with respect to the tax consequences of the exchange of Wachovia shares for DEPs is not a condition of completing the merger.

   Where the law permits, either of us could choose to waive a condition to our obligation to complete the merger even when that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. Although the merger agreement allows us to waive the tax opinion condition, we do not currently anticipate doing so. If either of us does waive this condition, we will inform you of this fact and ask you to vote on the merger taking this into consideration.

We Must Obtain Regulatory Approvals to Complete the Merger (Page 92)

   We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System. Once the Federal Reserve Board approves the merger, we will have to wait from 15 to 30 days before we can complete it. During that time, the U.S. Department of Justice, or DOJ, can challenge the merger. The merger is also subject to receiving the approval of other regulatory authorities.

   We have filed the required application and notices with the Federal Reserve Board. We are in the process of filing all of the required applications and notices with other regulatory authorities. In addition, the merger is subject to review by antitrust authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, and we have received clearance pursuant to the HSR Act to complete the merger.

   As of the date of this document, we have not yet received the required approvals. Although we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will get them. We expect that we will need to sell branches with approximately $1.49 billion in deposits, along with related loans, to third parties in order to comply with antitrust requirements, but we have taken this into account in planning for the merger, and we do not believe that it will have a material negative effect on the combined company.

We May Terminate the Merger Agreement (Page 91)

   We can mutually agree at any time to terminate the merger agreement without completing the merger, even if our shareholders have approved the plan of merger. Also, either of us can decide, without the consent of the other, to terminate the merger agreement:

  .  if there is a final denial of a required regulatory approval;

  . if there is a continuing breach of the merger agreement by the other party, after 60 days' written notice to the breaching party, as long as that breach would allow the non-breaching party not to complete the merger;

  . if the other party's board of directors fails to recommend and support approval of the plan of merger to its shareholders, or withdraws or materially and adversely modifies its recommendation; or the other party's board recommends a third party acquisition proposal;

  . if the other party commences, or the other party's board authorizes commencement of, negotiations with a third party about a third party acquisition proposal and those negotiations continue for 5 business days; or

  .  if the merger is not completed on or before January 16, 2002.

   The SunTrust proposal is a third party acquisition proposal for purposes of the third and fourth bullet points above.

   The failure of either Wachovia or First Union to obtain the shareholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event occurred, both companies would remain obligated to continue to use their reasonable best efforts to complete the merger until January 16, 2002, which, depending on the timing of the failed meeting, could include calling additional shareholder meetings. In addition, during this period neither company could undertake any other material acquisitions or mergers.

   The boards of directors of both companies considered, and believed it was appropriate to make, this commitment for the limited period of time involved, especially in light of the nature of the transaction as a merger-of-equals based on long-term strategic considerations, the relatively short term of this commitment and the relatively lengthy regulatory and integration processes involved in transactions like these. Moreover, a similar provision has been used in 4 out of the 8 banking mergers involving consideration over $10 billion (not including the proposed First Union/Wachovia merger) since 1998.

   Whether or not the merger is completed, we will each pay our own fees and expenses, except that we will evenly divide the costs and expenses that we incur in preparing, printing and mailing this document and filing fees paid in connection with the registration statement and all applications for government approvals, except fees paid to counsel, financial advisors and accountants.

We May Amend or Waive Merger Agreement Provisions (Page 92)

   We may jointly amend the merger agreement, and each of us may waive our right to require the other party to follow particular provisions of the merger agreement. However, we may not amend the merger agreement after our shareholders approve the plan of merger if the amendment would legally require the plan of merger to be resubmitted to Wachovia shareholders or First Union shareholders or would violate North Carolina law.

   We may also agree to change the structure of the merger, as long as any change does not change the amount or type of stock or other payment to be received by Wachovia shareholders and the holders of options to purchase Wachovia common stock, does not adversely affect the timing of completion of the merger, does not affect the ability to receive the legal opinions relating to the tax-free nature of the merger and does not adversely affect the interests of our shareholders.

We Have Granted Stock Options to Each Other (Page 103 and Appendices B and C)

   We each entered into a stock option agreement that grants the other an option to purchase up to 19.9% of the outstanding shares of our common stock, or the stock of any company that acquires either of us, under the circumstances and for the payments described in the option agreements.

   We granted the options to each other in order to increase the likelihood that we would complete the merger. The options could discourage other companies from proposing a competing combination with either of us before we complete the merger.

   Neither of us can exercise our option unless either:

  . a third party acquires 25% or more of the common stock of the option issuer or

  . the option issuer agrees to, or recommends to its shareholders, a business combination or acquisition transaction (other than the proposed merger) with another party that would result in the acquisition of more than 25% of the stock or business of the option issuer or a significant subsidiary.

   We do not know of any event that has occurred as of the date of this document that would allow either of us to exercise our option.

   As of the date of this document, SunTrust's proposal to acquire Wachovia has not triggered exercisability of the option that First Union holds on Wachovia common stock, although the occurrence in the future of either of the events listed in the 2 bullets above would cause the option to become exercisable. SunTrust has filed suit to challenge the Wachovia option; First Union and Wachovia have filed suit seeking an order upholding the option. First Union and Wachovia believe that the options are valid under North Carolina law.

   After completion of a business combination or acquisition transaction between the option issuer and a third party involving 25% or more of the stock or business of the option issuer or a significant subsidiary, the option issuer may be required to repurchase the option and any shares purchased under it at a formula price, or the option holder may choose to surrender the option for a minimum cash payment of $375 million. The holder of the option may realize a maximum total profit under the terms of the option of $780 million.

   The options generally expire if the merger agreement terminates. However, an option will continue for 18 months after the merger agreement terminates if, before the merger agreement terminates (subject to extension for up to 6 months if the regulatory or legal impediments prevent exercise during that period), the option issuer agrees to an acquisition transaction with a third-party or a third-party takes other specified steps toward an acquisition of the issuer. On May 30, 2001, SunTrust filed an application with the Federal Reserve Board for approval to complete its unsolicited merger proposal with Wachovia. This event has triggered the 18-month continuation of First Union's option on Wachovia common stock. As a result, this option will not terminate until 18 months after the merger agreement terminates, subject to extension for up to 6 months as described above. If, for example, the merger agreement terminates on January 16, 2002, the option would expire on July 16, 2003 (subject to the possible six-month extension until January 16, 2004).

   If either company were able to, and did, exercise its option, it would own about 17% of the other's common shares, after giving effect to the newly issued shares, and have the ability to vote those shares in the future. Because North Carolina law generally requires a majority vote for merger proposals, the holder would not be able to force a merger or block future business combination transactions, based solely on the shares received upon exercise of the option. Similarly, neither of us believes the maximum payment of $780 million would prohibit us from engaging in a future business combination transaction. SunTrust has publicly indicated that it does not "currently intend" to continue its hostile proposal if First Union refuses to cancel its option to purchase Wachovia shares in exchange for a cash payment equal to its "in the money" value, or if First Union is able to, and does, exercise the option and acquires Wachovia shares. However, SunTrust has said that it reserves the right to change its mind.

The Rights of Shareholders of the Combined Company Will Be Similar to the Current Rights of First Union Shareholders (Page 119)

   The rights of First Union shareholders are governed by North Carolina law and by First Union's articles of incorporation and by-laws. The rights of Wachovia shareholders are also governed by North Carolina law, but are subject to Wachovia's articles of incorporation and by-laws. Upon completing the merger, the rights of both shareholder groups will be governed by North Carolina law and First Union's articles of incorporation and by-laws, except that:

  .  the name of the combined company will be "Wachovia Corporation";

  . 500,000,000 no-par DEPs, as they are described in this document, will be authorized to be issued to Wachovia shareholders;

  . the number of authorized shares of the combined company's common stock will be increased from 2 billion to 3 billion; and

  . the combined company's articles of incorporation and by-laws will contain provisions related to management succession and procedures and qualifications for the nomination of directors by the board intended to effect the 50/50 split between former First Union and former Wachovia board members contemplated by the merger agreement. These provisions will expire immediately after the combined company's 2004 annual shareholders' meeting.

            OTHER ANNUAL MEETING PROPOSALS (PAGES 126 and 153)

   First Union Shareholders. In addition to the plan of merger, First Union shareholders will be asked to consider other proposals at First Union's annual meeting. These proposals are described in this document under "Other Matters to be Considered at the First Union Meeting" beginning on page 126. These proposals include:

  .  electing 5 nominees to First Union's board of directors;

  .  approving First Union's Senior Management Incentive Plan;

  .  approving an amendment to First Union's 1998 Stock Incentive Plan;

  . ratifying the appointment of KPMG LLP as First Union's independent auditors for the year 2001; and

  . if properly presented, a shareholder proposal regarding political contributions, which management and the board oppose.

   First Union's board of directors recommends voting "FOR" electing the five nominees, approving the Senior Management Incentive Plan, approving the amendment to the 1998 Stock Incentive Plan, and ratifying the appointment of KPMG LLP. The First Union board of directors recommends voting "AGAINST" the shareholder proposal regarding political contributions.

   Wachovia Shareholders. In addition to the plan of merger, Wachovia shareholders will be asked to consider other proposals at Wachovia's annual meeting. These proposals are described in this document under "Other Matters to be Considered at the Wachovia Meeting" beginning on page 153. These proposals include:

  .  electing 5 nominees to Wachovia's board of directors; and

  . ratifying the appointment of Ernst & Young LLP as Wachovia's independent auditors for the year 2001.

   Wachovia's board of directors recommends voting "FOR" electing the five nominees and ratifying the appointment of Ernst & Young LLP.

                                ----------------

           INFORMATION ABOUT FIRST UNION AND WACHOVIA (PAGE 112)

First Union Corporation
One First Union Center
Charlotte, NC 28288
(704) 374-6565

   First Union is a financial holding company organized under the laws of North Carolina and registered under the federal Bank Holding Company Act. First Union has nearly 2,200 full-service financial centers and more than 3,800 ATM locations. First Union offers a comprehensive line of consumer and commercial banking products and services, personal and commercial trust, investment advisory, insurance, securities brokerage, investment banking, mortgage, credit card, cash management, international banking and other financial services.

   At March 31, 2001, First Union had consolidated total assets of $253 billion, consolidated total deposits of $144 billion and consolidated stockholders' equity of $16 billion. Based on total assets at March 31, 2001, First Union was the 6th largest bank holding company in the United States.

         Wachovia Corporation
100 North Main      191 Peachtree St., N.E.
Street              Atlanta, GA 30303
Winston-Salem, NC   (404) 332-6661
27150
(336) 732-2549

   Wachovia is an interstate financial holding company with dual headquarters in Atlanta, Georgia, and Winston-Salem, North Carolina, serving regional, national and international markets. Wachovia had total assets of $76 billion and deposits of $46 billion as of March 31, 2001 and is ranked 14th and 15th, respectively, among U.S. banking companies in those categories. Wachovia's principal banking subsidiary is Wachovia Bank, N.A., which has 668 branches and 1,356 ATMs in Florida, Georgia, North Carolina, South Carolina and Virginia. Wachovia serves 3.8 million consumers and 180,000 small business customers in the five states. Wachovia's corporate bank has more than 28,000 business relationships and global activities in 40 countries.

Unaudited Comparative Per Share Data

   The following table shows historical information about our companies' respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information, at or for the three months ended March 31, 2001 and at or for the year ended December 31, 2000. In presenting the comparative pro forma information for the periods shown we assumed that we had been combined throughout those periods.

   We assumed that the merger will be accounted for under an accounting method known as "purchase accounting." Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect such values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

   The information listed as "equivalent pro forma" for Wachovia was obtained by multiplying the pro forma amounts by the 2-for-1 exchange ratio. We present this information to reflect the fact that Wachovia shareholders will receive two shares of common stock of the combined company for each share of their Wachovia common stock exchanged in the merger.

   We expect that we will record approximately $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments as a result of combining our companies. A portion of these charges and adjustments will be recorded upon merger closing as either purchase accounting adjustments or in the combined results of operations, with the remainder expected to be recorded in the combined results of operations in each year from 2002 through 2004. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information throughout this document, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not necessarily reflect what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

   The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Wachovia's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of Wachovia will change the amount of the purchase price allocable to goodwill. Additionally, changes to Wachovia's stockholders' equity including net income from April 1, 2001, through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

   The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the SEC, which are incorporated into this document by reference, and with the more detailed pro forma financial information we provide in this document, which you can find beginning at page 181. See "Where You Can Find More Information" on page 177 for a description of where you can find our prior filings.

Unaudited Comparative Per Common Share Data of First Union and Wachovia

                                                       Three Months
                                                          Ended      Year Ended
                                                         March 31,  December 31,
                                                           2001         2000
                                                       ------------ ------------
First Union
Basic earnings per common share:
 Income before change in accounting principle
  Historical..........................................    $ 0.60        0.12
  Pro forma...........................................      0.48        0.26
Diluted earnings per common share:
 Income before change in accounting principle
  Historical..........................................      0.59        0.12
  Pro forma...........................................      0.47        0.26
Dividends declared on common stock:
  Historical..........................................      0.24(a)     1.92
  Pro forma...........................................      0.24(a)     1.92
Book value per common share:
  Historical..........................................     16.39       15.66
  Pro forma...........................................     20.98       20.68
Wachovia
Basic earnings per common share:
  Historical..........................................    $ 1.17        4.10
  Equivalent pro forma................................      0.96        0.52
Diluted earnings per common share:
  Historical..........................................      1.17        4.07
  Equivalent pro forma................................      0.94        0.52
Dividends declared on common stock:
  Historical..........................................      0.60        2.28
  Equivalent pro forma................................      0.48        3.84
Book value per common share:
  Historical..........................................     32.64       30.89
  Equivalent pro forma................................     41.96       41.36

--------
(a) The current annualized dividend rate for First Union for 2001 is $0.96.

Selected Financial Data

   The following tables show summarized historical financial data for each of the companies and also show similar pro forma information reflecting the merger. The historical financial data show the financial results actually achieved by First Union and Wachovia for the periods indicated. The pro forma information reflects the pro forma effect of accounting for the merger under the purchase method of accounting. The pro forma income statement data for the three months ended March 31, 2001 assumes a merger completion date of January 1, 2001. The pro forma income statement data for the year ended December 31, 2000 assumes a merger completion date of January 1, 2000. The pro forma balance sheet data assumes a merger completion date of March 31, 2001.

   We expect that we will record approximately $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments as a result of combining our companies. A portion of these charges and adjustments will be recorded upon completion of the merger, with the remainder expected to be recorded in each year from 2002 through 2004. The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Wachovia at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of Wachovia, principally loans and borrowings, will also be subject to adjustment to their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these charges, expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the new company would have been had our companies been combined during the periods presented. See "Cost Savings" on page 56.

   The information in the following tables is based on historical financial information and related notes that we have presented in our prior filings with the SEC. You should read all of the summary financial information we provide in the following tables together with this historical financial information and related notes and together with the more detailed pro forma financial information and related notes we provide in this document, which you can find beginning at page 181. The historical financial information is also incorporated into this document by reference. See "Where You Can Find More Information" on page 177 for a description of where you can find this historical information and "First Union and Wachovia Unaudited Pro Forma Condensed Combined Financial Information" on page 181.

         SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST UNION

                                     Three Mon
                                   Ended March 31,              Years Ended December 31,
                                 --------------------    -----------------------------------------
(In millions, except per share
data)                              2001        2000       2000     1999     1998    1997    1996
------------------------------   --------     -------    -------  -------  ------- ------- -------
CONSOLIDATED SUMMARIES OF
 INCOME
Interest income................  $  4,025       4,313     17,534   15,151   14,988  14,362  13,758
Interest expense...............     2,323       2,347     10,097    7,699    7,711   6,568   6,151
                                 --------     -------    -------  -------  ------- ------- -------
Net interest income............     1,702       1,966      7,437    7,452    7,277   7,794   7,607
Provision for loan losses......       219         192      1,736      692      691   1,103     678
                                 --------     -------    -------  -------  ------- ------- -------
Net interest income after
 provision for loan losses.....     1,483       1,774      5,701    6,760    6,586   6,691   6,929
Securities transactions--
 portfolio.....................       (16)        (16)    (1,134)     (63)     357      55     100
Fee and other income...........     1,590       1,858      7,846    6,996    6,078   4,267   3,435
Restructuring and merger-
 related charges...............         2          (5)     2,190      404    1,212     284     421
Noninterest expense............     2,207       2,387      9,520    8,458    7,844   6,936   6,509
                                 --------     -------    -------  -------  ------- ------- -------
Income before income taxes and
 cumulative effect of a change
 in accounting principle ......       848       1,234        703    4,831    3,965   3,793   3,534
Income taxes...................       264         394        565    1,608    1,074   1,084   1,261
                                 --------     -------    -------  -------  ------- ------- -------
Income before cumulative effect
 of a change in accounting
 principle.....................       584         840        138    3,223    2,891   2,709   2,273
Cumulative effect of a change
 in the accounting for
 beneficial interests, net of
 tax...........................       --          --         (46)     --       --      --      --
                                 --------     -------    -------  -------  ------- ------- -------
Net income.....................  $    584         840         92    3,223    2,891   2,709   2,273
                                 ========     =======    =======  =======  ======= ======= =======
PER COMMON SHARE DATA
Basic
 Income before change in
  accounting principle.........  $   0.60        0.86       0.12     3.35     2.98    2.84    2.33
 Net income....................      0.60        0.86       0.07     3.35     2.98    2.84    2.33
Diluted
 Income before change in
  accounting principle.........      0.59        0.85       0.12     3.33     2.95    2.80    2.30
 Net income....................      0.59        0.85       0.07     3.33     2.95    2.80    2.30
Cash dividends.................      0.24        0.48       1.92     1.88     1.58    1.22    1.10
Book value.....................     16.39       17.16      15.66    16.91    17.20   15.82   14.77
CASH DIVIDENDS PAID ON COMMON
 STOCK.........................       235         478      1,888    1,817    1,524   1,141   1,031
CONSOLIDATED PERIOD-END BALANCE
 SHEET ITEMS
Assets.........................   252,949     253,648    254,170  253,024  237,087 205,609 197,259
Loans, net of unearned income..   122,853     135,803    123,760  133,177  134,149 131,687 134,647
Deposits.......................   140,795     139,890    142,668  141,047  142,467 137,077 136,429
Long-term debt.................    36,092      33,043     35,809   31,975   22,949  13,487  11,604
Stockholders' equity...........  $ 16,081      16,884     15,347   16,709   16,897  15,143  14,546
Common shares outstanding (In
 thousands)....................   981,268     984,148    979,963  988,315  982,223 960,984 988,594
CONSOLIDATED AVERAGE BALANCE
 SHEET ITEMS
Assets.........................  $245,469     248,290    247,492  230,319  222,213 195,980 189,214
Loans, net of unearned income..   119,850     131,481    126,888  129,791  132,060 134,517 129,120
Deposits.......................   137,282     140,421    140,766  135,112  136,330 132,847 131,276
Long-term debt.................    36,631      32,564     34,279   28,738   16,268  12,596  10,443
Stockholders' equity...........  $ 15,846      16,583     15,541   15,932   15,878  14,327  13,834
Common shares outstanding (In
 thousands)
 Basic.........................   967,671     972,174    970,608  959,390  969,131 955,241 973,712
 Diluted.......................   975,847     984,095    974,172  966,863  980,112 966,792 982,755
CONSOLIDATED PERCENTAGES
Average assets to average
 stockholders' equity..........     15.49x      14.97      15.93    14.46    13.99   13.68   13.68
Return on average assets.......      0.97%(a)    1.36(a)    0.04     1.40     1.30    1.38    1.20
Return on average stockholders'
 equity........................     14.95(a)    20.38(a)    0.59    20.23    18.21   18.91   16.43
Average stockholders' equity to
 average assets................      6.46        6.68       6.28     6.92     7.15    7.31    7.31
Stockholders' equity to
 assets........................      6.36        6.66       6.04     6.60     7.13    7.36    7.37
Allowance for loan losses to
 Loans, net....................      1.43        1.30       1.39     1.32     1.36    1.40    1.64
 Nonperforming assets..........       132         139        135      165      216     186     211
Net charge-offs to average
 loans, net....................      0.53(a)     0.57(a)    0.59     0.53     0.48    0.65    0.64
Nonperforming assets to loans,
 net, foreclosed properties and
 loans in other assets as
 held for sale.................      1.30        0.92       1.22     0.78     0.63    0.75    0.78
Capital ratios
 Tier 1 capital................      7.18        6.94       7.02     7.08     6.81    8.36    7.86
 Total capital.................     11.33       10.67      11.19    10.87    10.99   12.95   12.53
 Leverage......................      5.88        5.94       5.92     5.97     5.91    7.03    6.70
Net interest margin............      3.42%(a)    3.69(a)    3.55     3.79     3.81    4.53    4.55

--------
(a)  Annualized.

          SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WACHOVIA

                              Three Months
                             Ended March 31,              Years Ended December 31,
                          --------------------    ----------------------------------------
(In millions, except per
share data)                 2001        2000        2000    1999    1998    1997    1996
------------------------  --------     -------    -------- ------- ------- ------- -------
CONSOLIDATED SUMMARIES
 OF INCOME
Interest income.........  $  1,350       1,246       5,345   4,667   4,665   4,262   4,010
Interest expense........       720         626       2,830   2,197   2,314   2,169   2,086
                          --------     -------    -------- ------- ------- ------- -------
Net interest income.....       630         620       2,515   2,470   2,351   2,093   1,924
Provision for loan
 losses.................       122          74         588     298     299     265     194
                          --------     -------    -------- ------- ------- ------- -------
Net interest income
 after provision for
 loan losses............       508         546       1,927   2,172   2,052   1,828   1,730
Securities
 transactions--
 portfolio..............         9         --          --       11      20       1       5
Fee and other income....       492         471       1,931   1,610   1,228   1,006     874
Restructuring and
 merger-related
 charges................        13           8         136      19      85     220     --
Noninterest expense.....       619         630       2,447   2,232   1,911   1,746   1,509
                          --------     -------    -------- ------- ------- ------- -------
Income before income
 taxes..................       377         379       1,275   1,542   1,304     869   1,100
Income taxes............       135         134         443     531     430     276     343
                          --------     -------    -------- ------- ------- ------- -------
Net income..............  $    242         245         832   1,011     874     593     757
                          ========     =======    ======== ======= ======= ======= =======
PER SHARE DATA
Basic...................  $   1.17        1.21        4.10    4.99    4.26    2.99    3.70
Diluted.................      1.17        1.20        4.07    4.90    4.18    2.94    3.65
Cash dividends..........      0.60        0.54        2.28    2.06    1.86    1.68    1.52
Book value..............     32.64       28.88       30.89   28.04   26.30   25.13   22.90
CASH DIVIDENDS PAID ON
 COMMON STOCK...........       122         110         463     418     382     327     306
CONSOLIDATED PERIOD-END
 BALANCE SHEET ITEMS
Assets..................    75,606      68,817      74,032  67,353  64,123  65,397  57,229
Loans, net of unearned
 income.................    56,703      51,125      55,002  49,621  45,719  44,194  38,007
Deposits................    45,617      43,716      44,412  41,786  40,995  42,654  35,322
Long-term debt..........    10,712       8,738      10,808   7,814   7,597   5,934   7,025
Stockholders' equity....  $  6,865       5,846       6,285   5,658   5,338   5,174   4,608
Common shares
 outstanding (In
 thousands).............   210,335     202,456     203,424 201,812 202,986 205,927 201,253
CONSOLIDATED AVERAGE
 BALANCE SHEET ITEMS
Assets..................  $ 73,800      67,755      69,699  65,420  63,949  57,607  55,584
Loans, net of unearned
 income.................    55,659      50,550      52,436  47,223  44,401  39,716  36,739
Deposits................    43,991      43,192      43,612  40,580  39,814  36,516  34,100
Long-term debt..........    10,721       8,081       9,144   8,134   6,279   6,122   6,693
Stockholders' equity....  $  6,439       5,688       5,886   5,430   5,168   4,533   4,458
Common shares
 outstanding (In
 thousands)
 Basic..................   206,061     202,464     202,989 202,795 205,058 198,290 204,889
 Diluted................   207,569     204,213     204,450 206,192 209,153 201,901 207,432
CONSOLIDATED PERCENTAGES
Average assets to
 average stockholders'
 equity.................     11.46x      11.91       11.84   12.05   12.37   12.71   12.47
Return on average
 assets.................      1.31%(a)    1.44(a)     1.19    1.55    1.37    1.03    1.36
Return on average
 stockholders' equity...     15.04(a)    17.21(a)    14.14   18.62   16.92   13.08   16.99
Average stockholders'
 equity to average
 assets.................      8.72        8.39        8.44    8.30    8.08    7.87    8.02
Stockholders' equity to
 assets.................      9.08        8.50        8.49    8.40    8.32    7.91    8.05
Allowance for loan
 losses to
 Loans, net.............      1.50        1.17        1.50    1.12    1.20    1.23    1.37
 Nonperforming assets...       195         242         158     248     302     421     395
Net charge-offs to
 average loans, net.....      0.85(a)     0.58(a)     0.70    0.62    0.67    0.67    0.53
Nonperforming assets to
 loans, net, foreclosed
 properties and loans in
 other assets as held
 for sale...............      0.77        0.48        0.95    0.45    0.40    0.29    0.35
Capital ratios
 Tier 1 capital.........      7.80        7.44        7.55    7.52    7.99    8.43    8.93
 Total capital..........     11.80       11.23       11.56   10.98   11.34   11.11   12.32
 Leverage...............      8.93        8.81        8.73    8.77    8.67    9.24    8.52
Net interest margin.....      3.93%(a)    4.20(a)     4.11    4.32    4.24    4.14    3.98

--------
(a)  Annualized.

            SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF
                          FIRST UNION AND WACHOVIA (a)

                                                Three Months Ended  Year Ended
                                                    March 31,      December 31,
(In millions, except per share data)                   2001            2000
------------------------------------            ------------------ ------------
CONSOLIDATED SUMMARIES OF INCOME
Interest income................................     $    5,375        22,879
Interest expense...............................          3,043        12,927
                                                    ----------        ------
Net interest income............................          2,332         9,952
Provision for loan losses......................            341         2,324
                                                    ----------        ------
Net interest income after provision for loan
 losses........................................          1,991         7,628
Securities transactions--portfolio.............             (7)       (1,134)
Fee and other income...........................          2,082         9,777
Restructuring and merger-related charges.......             15         2,326
Noninterest expense............................          3,013        12,716
                                                    ----------        ------
Income before income taxes and cumulative
 effect of a change in accounting principle....          1,038         1,229
Income taxes...................................            359           848
                                                    ----------        ------
Income before cumulative effect of a change in
 accounting principle..........................     $      679           381
                                                    ==========        ======
PER COMMON SHARE DATA
Income before change in accounting principle
 Basic.........................................     $     0.48          0.26
 Diluted.......................................           0.47          0.26
Dividends......................................           0.24          1.92
Book value.....................................          20.98         20.68
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
Assets.........................................        334,470           --
Loans, net of unearned income..................        179,556           --
Deposits.......................................        184,912           --
Long-term debt.................................         46,804           --
Stockholders' equity...........................     $   29,338           --
Common shares outstanding (In thousands).......      1,401,938           --
CONSOLIDATED PERCENTAGES
Return on average assets.......................           0.85%(b)      0.12
Return on average stockholders' equity.........           9.60(b)       1.37
Allowance for loan losses to
 Loans, net....................................           1.45          1.42
 Nonperforming assets..........................            147           141
Net charge-offs to average loans, net..........           0.63(b)       0.62
Nonperforming assets to loans, net, foreclosed
 properties and loans in other assets as held
 for sale......................................           1.14%         1.14

--------

(a) See "First Union and Wachovia Unaudited Pro Forma Condensed Combined Financial Information" on page 181.
(b)  Annualized.

                                  RISK FACTORS

   In addition to the other information contained in or incorporated by reference into this joint proxy statement-prospectus, including the matters addressed under the heading "Forward-Looking Statements" beginning on page 179, you should carefully consider the following risk factors in deciding how to vote on the merger.

Because the Market Price of First Union Common Stock May Fluctuate, You Cannot Be Sure of the Market Value of the Common Stock that Wachovia Shareholders Will Receive in the Merger.

   Upon completion of the merger, each share of Wachovia common stock will be converted into 2 shares of First Union common stock and the option to receive either a one-time cash payment of $0.48 or 2 DEPs. The exchange ratio will not be adjusted for changes in the market price of either First Union common stock or Wachovia common stock. Any change in the price of First Union common stock prior to the merger will affect the market value that Wachovia common shareholders will receive on the date of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our businesses, operations and prospects and regulatory considerations. Many of these factors are beyond our control. Neither of us is permitted to terminate the merger agreement or resolicit the vote of our shareholders solely because of changes in the market price of either of our common stocks.

   The prices of First Union common stock and Wachovia common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this joint proxy statement-prospectus and on the date of the meetings. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of First Union common stock during the period from April 12, 2001, the last trading day before public announcement of the merger, through June 25, 2001, the exchange ratio represented a value based on the First Union common stock ranging from a high of $69.10 to a low of $59.40 for each share of Wachovia common stock (excluding the $0.48 cash payment). Because the date the merger is completed may be later than the dates of the meetings, at the time of your shareholders' meeting, you will not necessarily know the market value of the combined company's common stock that you will hold upon completion of the merger.

We May Fail to Realize the Cost Savings We Estimate For the Merger.

   The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of First Union and Wachovia. Our managements originally estimated that approximately $890 million of annual pre-tax cost savings would be realized from the merger by December 31, 2004. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. For example, our combined purchasing power may not be as strong as we expect, and therefore our cost savings could be reduced. In addition, unanticipated growth in the combined company's business may require that some facilities or support functions that we currently expect to combine or reduce may be necessary for us to continue operations. Additional information about our cost savings estimates can be found on page 56 under "Cost Savings". Our cost savings estimates also depend on our ability to combine the businesses of First Union and Wachovia in a manner that permits those costs savings to be realized. If our estimates turn out to be incorrect or we are not able to combine successfully our two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining Our Two Companies May Be More Difficult, Costly or Time-Consuming Than We Expect.

   First Union and Wachovia have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. In addition, competitors may view SunTrust's hostile bid as an opportunity to draw customers from each of us and from SunTrust.

   For example, First Union's 1998 acquisition of CoreStates Financial Corp involved a number of the integration problems listed above. Because this transaction occurred at the same time First Union was implementing a new business model and involved an accelerated implementation of cost savings, unanticipated levels of customer attrition were experienced.

We Will Need to Divest About $1.49 Billion of Deposits to Address Competitive Concerns.

   Because of First Union's and Wachovia's strong presence in some markets, we believe we will need to make divestitures of branches with deposits of approximately $1.49 billion, and related loans, in order to avoid a determination by the Federal Reserve Board or the DOJ that the merger would have a significantly adverse effect on competition in those markets. First Union and Wachovia are attempting to receive clearance for these divestitures as soon as possible. Although we believe that the divestitures and potential customer run-off will not have a material negative effect on the business of the combined company, we cannot be sure.

Unless the Merger Is Completed, Neither of Us Can Undertake Another Business Combination Until January 2002.

   The failure of either Wachovia or First Union to obtain the shareholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event has occurred, both companies would remain obligated to continue to use their reasonable best efforts to complete the merger until January 16, 2002, which, depending on the timing of the failed meeting, could include calling additional shareholder meetings.

   During this period neither company could undertake any other material mergers or business combination transactions without the consent of the other. This prohibition could have the effect of delaying alternative strategic business combinations for a limited period. In addition, the option that Wachovia granted First Union would survive for 18 months after the termination of the merger (subject to a 6-month extension in limited circumstances) because SunTrust has filed an application with the Federal Reserve Board to acquire Wachovia. See "Completion of SunTrust's Proposal Would Trigger the Option That Wachovia Issued First Union" on page 26.

Our Directors and Executive Officers May Have Interests in the Merger that Differ from Your Interests.

   Some of our directors and executive officers have interests in the merger other than their interests as shareholders. We estimate that the value of the incremental payments and benefits executive officers and directors of First Union will receive as a result of our proposed merger is $11.2 million. We estimate that the value of the incremental payments and benefits executive officers and directors of Wachovia could receive is $70 million, but the payment and value of such amount depends on whether the executive officers' employment with the combined company terminates after the merger and the time of such termination. We have calculated such payments and benefits assuming that all Wachovia executive officers terminate employment immediately after the merger, but we currently expect several will remain in the employment of the combined company, so that the amount of such payments and benefits may be substantially lower.

   These payments and benefits may cause some of our directors and executive officers to view the merger proposal differently than you may view it.

We May Record Additional Allowance for Loan Losses After the Merger.

   The determination of the appropriate level of the allowance for loan losses is a subjective process that involves both quantitative and qualitative factors. Based on our preliminary analysis performed during due diligence, we have determined that there are certain differences in the methodologies employed by the two companies. We have preliminarily selected First Union's methodology for the combined company.

   The combined loan portfolio will have certain risk attributes that are different than the risk attributes of each company on a stand-alone basis such as an increased level of borrower and industry concentration. The combined effect of the risk attributes and of the utilization of a common methodology may result in an increase in the allowance for loan losses of the combined company.

   After completion of the merger, we will complete our analysis of the two companies' allowance for loan losses methodologies, finalize the selection of a methodology for the combined company and further analyze the attributes of the combined portfolio. Based on the preliminary analysis, we expect to record an additional provision for loan losses in the results of operations of the combined company following completion of the merger. The actual increase to the allowance for loan losses will be determined and recorded immediately following the date the merger is completed. It will be based on a comprehensive analysis of the combined portfolio taking into account credit conditions existing at that time. We do not believe that the increase in the allowance for loan losses will exceed $450 million.

SunTrust's Tactics May Complicate or Delay Completion of the Merger.

   SunTrust has begun an aggressive campaign to stop the merger. This campaign includes lawsuits, as well as tactics that we have alleged in litigation interfere with our contractual rights and include false and misleading statements. In addition, there have been lawsuits related to the merger by persons other than SunTrust. See "Litigation Relating to the Proposed Wachovia/First Union Merger" on page 171.

   The boards of directors of both Wachovia and First Union remain committed to the merger and to limiting outside interference. However, we cannot promise that SunTrust's lawsuits and other aggressive tactics, or any of the other lawsuits related to SunTrust's hostile offer or the merger, will not complicate or delay completion of the merger.

Completion of SunTrust's Proposal Would Trigger the Option That Wachovia Issued First Union.

   Wachovia and First Union issued each other options in the merger. Generally, these options would expire if our merger were not completed and our merger agreement terminated. Because of SunTrust's actions, however, the option granted by Wachovia to First Union will continue for 18 months after termination of the merger agreement subject to extension in limited circumstances.

   For example, if the merger agreement terminates on January 16, 2002, the option would expire on July 16, 2003 (subject to the possible six-month extension until January 16, 2004). This option will become exercisable if, during this 18-month period:

  . SunTrust or any other third party acquires 25% or more of Wachovia's common shares or

  . Wachovia agrees or recommends to its shareholders a business combination or acquisition transaction with SunTrust or any other party that would result in the acquisition of more than 25% of the voting stock, business, assets or deposits of Wachovia or one of its significant subsidiaries.

   If First Union exercised this option, it would own about 17% of Wachovia's common shares and have the ability to vote those shares in the future. Many public corporations have large shareholders, and First Union would not be able to force a merger or block future business combinations based solely on the shares received upon exercise of the option. However, First Union would become the largest shareholder of Wachovia and would have the rights attendant to its share ownership. SunTrust has publicly indicated that it does not "currently intend" to continue its hostile proposal if First Union refuses to cancel its option to purchase Wachovia shares in exchange for a cash payment equal to its "in the money" value, or if First Union is able to, and does, exercise the option and acquires Wachovia shares. However, SunTrust has said that it reserves the right to change its mind.

Future Results of the Combined Companies May Materially Differ from the Pro Forma Financial Information Presented in this Document.

   Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. We have estimated that the combined company will record approximately $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled "First Union and Wachovia Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 181. Approximately $112 million of estimated restructuring charges and $697 million of purchase accounting adjustments will be recorded upon completion of the merger, $78 million of estimated merger-related charges will be recorded in 2001 after completion of the merger, and the remaining $557 million is expected to be recorded in 2002 through 2004.

The DEPs Have No Trading History, There is Currently No Market for DEPs and There May Only Be a Limited Market for DEPs After the Merger is Completed.

   There is currently no trading market for the DEPs, and we do not believe that a "when-issued" trading market will develop before we complete the merger. We do not know whether the DEPs will be actively traded or at what prices they will trade. Although we have agreed to use reasonable efforts to have the DEPs listed on a securities, futures or options exchange or quoted on a dealer quotation system, we cannot be sure that the DEPs will qualify for listing, trading, or quotation on any exchange or dealer quotation system. If we do list the DEPs on an exchange, it may not be a national exchange, or there may not be an orderly or developed market for the shares. Therefore, it may be more difficult to dispose of your DEPs if you decide to do so. In addition, prices for the DEPs will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for DEPs, our financial condition and results of operations, investors' perceptions about us, our dividends and our industry, and changes in economic and market conditions generally and in the banking and financial services industry in particular.

                           FIRST UNION ANNUAL MEETING

   This section contains information from First Union for First Union shareholders about the annual shareholder meeting First Union has called to consider and approve the plan of merger contained in the merger agreement, to elect directors and to consider other matters discussed in this document. We are mailing this joint proxy statement-prospectus to you, as a First Union shareholder, on or about June 29, 2001. Together with this joint proxy statement-prospectus, we are also sending to you a notice of the First Union annual meeting, a form of proxy that our board of directors is soliciting for use at the annual meeting and at any adjournments or postponements of the meeting and, if not previously sent to you, our 2000 Annual Report to Shareholders. The annual meeting will be held on July 31, 2001 at 11:00 a.m., local time at the Symphony Ballroom of the Adam's Mark Hotel, 555 South McDowell Street, Charlotte, NC 28204.

Matters To Be Considered

   The matters to be considered at the First Union annual meeting are:

  .   to approve the plan of merger (First Union Proposal 1);

  . to elect five nominees to the First Union board of directors (First Union Proposal 2);

  . to approve First Union's Senior Management Incentive Plan (First Union Proposal 3);

  . to approve an amendment to First Union's 1998 Stock Incentive Plan (First Union Proposal 4);

  . to ratify the appointment of KPMG LLP as First Union's independent auditors for the year 2001 (First Union Proposal 5); and

  . if properly presented, a shareholder proposal, which the board and management oppose, regarding political contributions (Shareholder Proposal).

   You may also be asked to vote on a proposal to adjourn or postpone the annual meeting. First Union could use any adjournment or postponement of the annual meeting for the purpose, among others, of allowing more time to solicit votes to approve the plan of merger.

Proxies

   You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the annual meeting, regardless of whether you plan to attend the annual meeting. If you are a registered shareholder (that is, you hold stock certificates registered in your own name), you may also vote by telephone or through the Internet, by following the instructions described on your proxy card. If your shares are held in nominee or "street name" you will receive separate voting instructions from your broker or nominee with your proxy materials. Although most brokers and nominees offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements. You can revoke the proxy at any time before the vote is taken at the annual meeting by submitting to First Union's corporate secretary written notice of revocation or a properly executed proxy of a later date, or by attending the annual meeting and voting in person. Written notices of revocation and other communications about revoking First Union proxies should be addressed to:

                            First Union Corporation
                             One First Union Center
                        Charlotte, North Carolina 28288
                         Attention: Corporate Secretary

   All shares of First Union common stock represented by valid proxies we receive through this solicitation, and not revoked before they are exercised, will be voted in the manner specified on the proxies. If you make no specification on your proxy card, your proxy will be voted:

  .  "FOR" approving of the plan of merger presented in First Union Proposal
     1;

  .  "FOR" electing all nominees for director presented in First Union
     Proposal 2;

  . "FOR" approving First Union's Senior Management Incentive Plan presented in First Union Proposal 3;

  . "FOR" approving the amendment to First Union's 1998 Stock Incentive Plan presented in First Union Proposal 4;

  . "FOR" ratifying KPMG LLP as First Union's auditors for the year 2001 presented in First Union Proposal 5; and

  .  "AGAINST" adopting the Shareholder Proposal.

   First Union's board is presently unaware of any other matters that may be presented for action at the annual meeting. If other matters do properly come before the annual meeting, however, First Union intends that shares represented by proxies in the form accompanying this joint proxy statement-prospectus will be voted by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against approval of the plan of merger will not be voted in favor of any adjournment of the annual meeting to solicit additional proxies to approve the plan of merger.

   The proposals require different percentages of votes in order to approve them:

  . Approving the plan of merger presented in First Union Proposal 1 requires the affirmative vote of a majority of the outstanding shares of First Union common stock entitled to vote at the meeting;

  . Electing the nominees for director presented in First Union Proposal 2 requires a plurality of the votes cast at the meeting; and

  . Approving each of First Union Proposals 3, 4 and 5, and the Shareholder Proposal requires the affirmative vote of a majority of the votes cast at the First Union meeting.

   Because approval of the plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of First Union common stock entitled to vote at the annual meeting, abstentions and broker non-votes will have the same effect as votes against approval of the plan of merger. Therefore, First Union's board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope or, alternatively, to submit your proxy via the telephone or Internet procedures described under "Voting via Telephone, Internet or Mail" beginning on page 31.

Solicitation of Proxies

   First Union will bear the entire cost of soliciting proxies from its shareholders, except that First Union and Wachovia have agreed to each pay one-half of the costs and expenses of printing and mailing this joint proxy statement-prospectus and all filing and other fees relating to the merger paid to the SEC. In addition to soliciting proxies by mail, First Union will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of First Union common stock and secure their voting instructions, if necessary. First Union will reimburse those banks, brokers and record holders for their reasonable fees and expenses in taking those actions. First Union has also made arrangements with Morrow & Co., Inc. to assist in soliciting proxies for the merger and the annual meeting and in communicating with shareholders and has agreed to pay Morrow $50,000 plus expenses for their services. If necessary, First Union may also use several of its regular employees, who will not be specially compensated, to solicit proxies from its shareholders, either personally or by telephone, the Internet, telegram, fax, letter or special delivery letter. In addition, some of the firms and persons listed in the exhibit to the registration statement to which this document is a part may be deemed to be "participants" in the proxy solicitation of First Union shareholders.

Record Date and Voting Rights

   In accordance with North Carolina law, First Union's by-laws and the rules of the NYSE, First Union has fixed June 12, 2001 as the record date for determining the First Union shareholders entitled to notice of and to vote at the annual meeting. You are only entitled to notice of, and to vote at, the annual meeting if you were a record holder of shares of First Union common stock at the close of business on the record date. At that time, there were 979,096,528 shares of First Union common stock outstanding, held by approximately 149,752 holders of record. The presence in person or by proxy of a majority of common shares outstanding on the record date will constitute a quorum for purposes of conducting business at the meeting. On each matter properly submitted to First Union's shareholders, you are entitled to one vote for each outstanding share of First Union common stock you held as of the close of business on the record date.

   If you have any shares in First Union's Dividend Reinvestment and Stock Purchase Plan, the enclosed proxy represents the number of shares you have in that plan on the record date for First Union's meeting, as well as the number of shares directly registered in your name on the record date.

   Shares of First Union common stock present in person at the annual meeting but not voting, and shares of First Union common stock for which First Union has received proxies indicating that their holders have abstained, will be counted as present at the annual meeting for purposes of determining whether there is a quorum for transacting business at the annual meeting. Brokers that hold shares of First Union common stock in nominee or "street" name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares on the plan of merger, or the Shareholder Proposal, without specific instructions from those customers. However, shares represented by proxies returned by a broker holding these shares in "street" name will be counted for purposes of determining whether a quorum exists, even if those shares are not voted by their beneficial owners in matters where the broker cannot vote the shares in its discretion (so-called "broker non-votes").

   As of the record date:

  . First Union's directors and executive officers beneficially owned approximately 9,143,109 shares of First Union common stock, representing less than 1% of the shares entitled to vote at the annual meeting. First Union currently expects that its directors and executive officers will vote the shares of First Union common stock they beneficially own "FOR" approval of the plan of merger;

  . subsidiaries of First Union, as fiduciaries, custodians or agents, held approximately 108,544,501 shares of First Union common stock, representing approximately 11.1% of the shares entitled to vote at the annual meeting, and maintained sole or shared voting power over approximately 19,888,312 of these shares; and

  . Wachovia and its directors and executive officers beneficially owned less than 1% of the shares entitled to vote at the annual meeting (other than shares held as fiduciary, custodian or agent as described below);

  . the subsidiaries of Wachovia, as fiduciaries, custodians or agents, held less than 1% of the shares entitled to vote at the annual meeting.

   As to all shares of First Union common stock held by Wachovia or any of its subsidiaries in a fiduciary capacity, Wachovia will not vote or exercise its power to vote those shares. Where Wachovia serves as a co-trustee or co-fiduciary, it will cede all voting decisions and rights to its co-trustee or co-fiduciary. Where Wachovia is the sole trustee or fiduciary, Wachovia has engaged U.S. Trust Company, N.A. to act as an independent third party, with the powers to engage its own financial and legal advisors, to determine in its sole discretion the voting of those shares in the best interest of the beneficial shareholders. U.S. Trust will exercise its independent judgment and cast these votes accordingly in exercising fiduciary powers for the benefit of the beneficial holders of those shares.

   You can find additional information about beneficial ownership of First Union common stock by First Union's directors and executive officers in the section of this document called "Other Matters to be Considered at the First Union Meeting" beginning on page 126.

   First Union is not aware of any shareholder who was the beneficial owner of more than 5% of the outstanding shares of First Union common stock on the record date, except for Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA 90071, an investment adviser which, based on a Schedule 13G filed with the SEC, was the holder of 49,058,370 shares of First Union common stock as of December 31, 2000, or approximately 5.01% of the outstanding shares of common stock on the record date. Capital Research indicated that it holds such shares for accounts under Capital Research's discretionary management and not for its own account. Capital Research also indicated that it does not have sole or shared voting power with respect to the shares and has sole dispositive power over them.

Recommendations of First Union's Board

   The First Union board has unanimously adopted the plan of merger. The First Union board believes that the plan of merger contained in the merger agreement and the transactions it contemplates are fair to First Union and First Union shareholders, and are in the best interests of First Union, and unanimously recommends that First Union shareholders vote "FOR" approval of the plan of merger.

   The First Union board also recommends that you vote:

  .  "FOR" electing all nominees for director presented in First Union
     Proposal 2;

  . "FOR" approving First Union's Senior Management Incentive Plan presented in First Union Proposal 3;

  . "FOR" approving the amendment to First Union's 1998 Stock Incentive Plan presented in First Union Proposal 4;

  . "FOR" ratifying KPMG LLP as First Union's auditors for the year 2001 presented in First Union Proposal 5; and

  .  "AGAINST" adopting the Shareholder Proposal.

   See "Recommendation of First Union's Board and Its Reasons for the Merger" beginning on page 45 for a more detailed discussion of the First Union board's recommendation with regard to the plan of merger.

Voting via Telephone, Internet or Mail

   First Union offers registered shareholders three ways for you to vote your proxy:

  .  Option 1--Vote By Telephone:

   Call toll free 1-800-214-7371 before 11:59 p.m., Eastern Daylight Time, Monday, July 30, 2001 and follow the instructions on the enclosed proxy card.

  .  Option 2--Vote On the Internet:

   Access the proxy form at www.proxyvoting.com/ftu before 11:59 p.m., Eastern Daylight Time, Monday, July 30, 2001. Follow the instructions for Internet voting found on that website and on the enclosed proxy card. If you vote via the Internet, please be advised that there may be costs involved, including possibly access charges from Internet access providers and telephone companies. You will have to bear these costs.

   If your shares are registered in the name of a brokerage, bank or other nominee, you may not be able to use telephone and Internet voting procedures. Please refer to the voting materials you receive from, or otherwise contact, your broker, bank or other nominee to determine your options.

  .  Option 3--Mail Your Proxy Card:

   If you do not wish to vote by telephone or the Internet, please complete, sign, date and return the enclosed proxy card as described under "Proxies" above on page 28.

   The voting procedures used by First Union's transfer agent, First Union National Bank, are designed to authenticate properly shareholders' identities and to record accurately and count their proxies.

                            WACHOVIA ANNUAL MEETING

   This section contains information from Wachovia for Wachovia shareholders about the annual shareholder meeting Wachovia has called to consider and approve the plan of merger contained in the merger agreement, to elect directors and to consider the other matters discussed in this document. We are mailing this joint proxy statement-prospectus to you, as a Wachovia shareholder, on or about June 29, 2001. Together with this joint proxy statement-prospectus, we are also sending to you a notice of the Wachovia annual meeting, a form of proxy that our board is soliciting for use at the annual meeting and at any adjournments or postponements of the meeting and, if not previously sent to you, our 2000 Summary Annual Report to Shareholders. The annual meeting will be held on August 3, 2001 at 10:30 a.m., local time at Benton Convention Center, 301 West 5th Street, Winston-Salem, NC 27101.

Matters To Be Considered

   The matters to be considered at the Wachovia annual meeting are:

  .  to approve the plan of merger (Wachovia Proposal 1);

  . to elect five nominees to the Wachovia board of directors (Wachovia Proposal 2); and

  . to ratify the appointment of Ernst & Young LLP as Wachovia's independent auditors for the year 2001 (Wachovia Proposal 3).

   You may also be asked to vote upon a proposal to adjourn or postpone the annual meeting. Wachovia could use any adjournment or postponement of the meeting for the purpose, among others, of allowing more time to solicit votes to approve the plan of merger.

   The SunTrust proposal is highly conditional and subject to a number of material conditions, including SunTrust's completing further due diligence on Wachovia to its sole satisfaction; First Union's and Wachovia terminating the merger agreement; termination of the stock option agreement granted to First Union in exchange for a cash payment of its "in the money" value and Wachovia's entering into a new merger agreement with SunTrust. Wachovia's board does not have the contractual power to terminate the merger agreement or the stock option unilaterally. For a discussion of events that could result in termination of the merger agreement, see "The Merger Agreement--Termination of the Merger Agreement." Currently, no event has occurred that would permit either First Union or Wachovia to terminate the merger agreement. First Union is not required under the terms of its stock option agreement to surrender its option in exchange for a cash payment. For a discussion of how the stock options may be exercised or repurchased, see "The Merger Agreement--Stock Option Agreements." Finally, the Wachovia board has rejected SunTrust's unsolicited proposal because it believes that the proposal is not in the best interests of Wachovia and its shareholders. Accordingly, the Wachovia board concluded that SunTrust's proposal was subject to material conditions that either were not in the board's power to satisfy or that the board had determined were not in the best interests of Wachovia's shareholders to satisfy. For additional information concerning the Wachovia board's consideration of the SunTrust proposal, see "The Unsolicited Proposal from SunTrust" beginning on page 52. As a result there is no SunTrust proposal on which Wachovia's shareholders could take any action at this time, and accordingly, Wachovia shareholders are not being asked to vote on the SunTrust proposal at the annual meeting.

Proxies

   You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the annual meeting, regardless of whether you plan to attend the annual meeting. If your shares are held in nominee or "street name" you will receive separate voting instructions from your broker or nominee with your proxy materials. If your shares are held in a Wachovia employee benefit plan that entitles you to direct how the shares allocated to your account are to be voted, you will receive separate voting instructions from the plan's trustee, or, if appointed in the circumstances described below under "-- Record Date and Voting Rights", from U.S. Trust Company, N.A. Your shares in such plans that entitle you to direct how the shares are to be voted may be voted even if you do not instruct the trustee how to vote, as will be explained in a notice to you. You can revoke your proxy at any time before the vote is taken at the annual meeting by submitting to Wachovia's corporate secretary written notice of revocation or a properly submitted proxy of a later date, or by attending the annual meeting and voting in person. Attendance at the annual meeting will not in and of itself constitute revocation of a proxy. Written notices of revocation and other communications about revoking Wachovia proxies should be addressed to:

                              Wachovia Corporation
                                 P.O. Box 3099
                      Winston-Salem, North Carolina 27150
                         Attention: Corporate Secretary

   All shares of Wachovia common stock represented by valid proxies we receive through this solicitation, and not revoked before they are exercised, will be voted in the manner specified on the proxies. If you make no specification on your proxy card, your proxy will be voted:

  .  "FOR" approving the plan of merger presented in Wachovia Proposal 1;

  .  "FOR" electing all nominees for director presented in Wachovia Proposal
     2; and

  . "FOR" ratifying Ernst & Young LLP as Wachovia's independent auditors for the year 2001 presented in Wachovia Proposal 3.

   Except as noted under "Litigation Relating to the Proposed Wachovia/First Union Merger," Wachovia's board is presently unaware of any other matters that may be presented for action at the annual meeting. If other matters do properly come before the annual meeting, however, Wachovia intends that shares represented by proxies in the form accompanying this joint proxy statement-prospectus will be voted by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against approval of the plan of merger will not be voted in favor of any adjournment of the annual meeting to solicit additional proxies to approve the plan of merger.

   The proposals require different percentages of votes in order to approve them:

  . Approving the plan of merger presented in Wachovia Proposal 1 requires the affirmative vote of a majority of the outstanding shares of Wachovia common stock entitled to vote at the meeting;

  . Electing the nominees for director presented in Wachovia Proposal 2 requires a plurality of the votes cast at the meeting; and

  . Approving Wachovia Proposal 3, ratification of the appointment of Wachovia's independent auditors, requires the affirmative vote of a majority of the votes cast at the Wachovia meeting.

   Because approval of the plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Wachovia common stock entitled to vote at the annual meeting, abstentions and broker non-votes will have the same effect as votes against approval of the plan of merger. Therefore, Wachovia's board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

   The voting procedures are designed to authenticate properly shareholders' identities and to record accurately and count their proxies.

   You should not send in any stock certificates with your proxy card. The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to Wachovia shareholders as soon as practicable after the completion of merger.

Solicitation of Proxies

   Wachovia will bear the entire cost of soliciting proxies from its shareholders, except that Wachovia and First Union have agreed to each pay one-half of the costs and expenses of printing and mailing this joint proxy statement-prospectus and all filing and other fees relating to the merger paid to the SEC. In addition to soliciting proxies by mail, Wachovia will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Wachovia common stock and secure their voting instructions, if necessary. Wachovia will reimburse those banks, brokers and record holders for their reasonable fees and expenses in taking those actions. Wachovia has also made arrangements with MacKenzie Partners, Inc. and Georgeson Shareholder to help in soliciting proxies for the proposed merger and the annual meeting and in communicating with shareholders. Wachovia has agreed to pay MacKenzie and Georgeson approximately $1.4 million in the aggregate plus expenses for their services. If necessary, Wachovia may also use several of its regular employees, who will not be specially compensated, to solicit proxies from its shareholders, either personally or by telephone, the Internet, telegram, fax, letter or special delivery letter. In addition, some of the firms and persons listed in the exhibit to the registration statement to which this document is a part may be deemed to be "participants" in the proxy solicitation of Wachovia shareholders.

Record Date and Voting Rights

   In accordance with North Carolina law, Wachovia's by-laws and the rules of the NYSE, Wachovia has fixed June 12, 2001 as the record date for determining the Wachovia shareholders entitled to notice of and to vote at the annual meeting. You are only entitled to notice of, and to vote at, the annual meeting if you were a record holder of shares of Wachovia common stock at the close of business on the record date. At that time, there were 203,362,336 shares of Wachovia common stock outstanding, held by approximately 50,304 holders of record. The presence in person or by proxy of a majority of common shares outstanding on the record date will constitute a quorum for purposes of conducting business at the meeting. On each matter properly submitted to Wachovia's shareholders, you are entitled to one vote for each outstanding share of Wachovia common stock you held as of the close of business on the record date.

   If you have any shares in Wachovia's Dividend Reinvestment and Common Stock Purchase Plan, the enclosed proxy represents the number of shares you have in that plan on the record date for Wachovia's meeting, as well as the number of shares directly registered in your name on the record date.

   Shares of Wachovia common stock present in person at the annual meeting but not voting, and shares of Wachovia common stock for which Wachovia has received proxies indicating that their holders have abstained, will be counted as present at the annual meeting for purposes of determining whether there is a quorum for transacting business at the annual meeting. Brokers that hold shares of Wachovia common stock in nominee or "street" name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares on the plan of merger without specific instructions from those customers. However, shares represented by proxies returned by a broker holding these shares in "street" name will be counted for purposes of determining whether a quorum exists, even if those shares are not voted by their beneficial owners in matters where the broker cannot vote the shares in its discretion (so-called "broker non-votes").

   As of the record date:

  . Wachovia's directors and executive officers beneficially owned approximately 2,269,640 shares of Wachovia common stock, representing approximately 1.12% of the shares entitled to vote at the annual meeting. With the possible exception of one dissenting director, Wachovia expects that its directors and executive officers will vote the shares of Wachovia common stock they beneficially own "FOR" approval of the plan of merger;

  . the banking, trust and investment management subsidiaries of Wachovia, as fiduciaries, custodians or agents, held approximately 13,342,837 shares of Wachovia common stock, representing approximately 6.56% of the shares entitled to vote at the annual meeting, and maintained sole or shared voting power over approximately 10,456,006 of these shares;

  . First Union and its directors and executive officers beneficially owned less than 1% of the shares entitled to vote at the annual meeting (other than shares held as fiduciary, custodian or agent as described below); and

  . the banking, trust, investment management and brokerage subsidiaries of First Union, as fiduciaries, custodians or agents, held a total of approximately 8,025,404 shares of Wachovia common stock, representing approximately 3.9% of the shares entitled to vote at the annual meeting, and maintained sole or shared voting power over approximately 547,816 of these shares.

   As to all shares of Wachovia common stock held by Wachovia or any of its subsidiaries in a fiduciary capacity, Wachovia will not vote or exercise its power to vote those shares. Where Wachovia serves as a co-trustee or co-fiduciary, it will cede all voting decisions and rights to its co-trustee or co-fiduciary. Where Wachovia is the sole trustee or fiduciary, Wachovia has engaged U.S. Trust Company, N.A. to act as an independent third party, with the powers to engage its own financial and legal advisors, to determine in its sole discretion the voting of those shares in the best interest of the beneficial shareholders. U.S. Trust will exercise its independent judgment and cast these votes accordingly in exercising fiduciary powers for the benefit of the beneficial holders of those shares.

   You can find additional information about beneficial ownership of Wachovia common stock by persons and entities, if any, owning more than 5% of Wachovia common stock, and more detailed information about beneficial ownership of Wachovia common stock by Wachovia's directors and executive officers, in the section of this document called "Other Matters to be Considered at the Wachovia Meeting" beginning on page 153.

   Wachovia is not aware of any shareholder who was the beneficial owner of more than 5% of the outstanding shares of Wachovia common stock on the record date, except for:

  . Wachovia, Wachovia Bank, National Association, and Wachovia Securities,
    Inc., 100 North Main Street, Winston-Salem, NC 27101, which were collectively the holders of 13,342,837 shares of Wachovia common stock or approximately 6.56% of the outstanding shares of common stock on the record date. Wachovia Bank, National Association and Wachovia Securities, Inc. are each wholly owned subsidiaries of Wachovia. All of the shares of Wachovia's common stock held by these three companies are held in fiduciary or representative capacities for the benefit of other persons. As of the record date, these three companies had, in the aggregate, sole voting power for 3,567,626 shares, shared voting power for 6,888,380 shares, sole dispositive power for 4,347,754 shares and shared dispositive power for 7,767,897 shares.

  . Wellington Management Company, LLP, 75 State Street Boston, MA 02109, an investment adviser, which, based on Wellington's Schedule 13G dated February 14, 2001, was the holder of 12,604,294 shares of Wachovia common stock or approximately 6.2% of the outstanding shares of common stock on the record date. Wellington Management Company indicated that it holds shares on behalf of its investment advisory clients. As set forth in the
    Schedule 13G, Wellington has shared voting power for 4,698,206 shares and shared dispositive power for 12,604,294 shares.

Recommendations of Wachovia's Board

   The Wachovia board has adopted the plan of merger. The Wachovia board believes that the plan of merger contained in the merger agreement and the transactions it contemplates are fair to, and in the best interests of, Wachovia and Wachovia shareholders, and recommends that Wachovia shareholders vote "FOR" approval of the plan of merger.

   The Wachovia board also recommends that you vote "FOR" electing all nominees for director presented in Wachovia Proposal 2 and "FOR" ratifying Ernst & Young LLP as Wachovia's independent auditors presented in Wachovia Proposal 3.

   See "Recommendation of Wachovia's Board and Its Reasons for the Merger" beginning on page 48 for a more detailed discussion of the Wachovia board's recommendation with regard to the plan of merger.

                FIRST UNION PROPOSAL 1 AND WACHOVIA PROPOSAL 1:

                                   THE MERGER

   This discussion of the material terms and provisions of the merger agreement and the stock option agreements we have entered into is qualified in its entirety by reference to the merger agreement and the stock option agreements, which are incorporated by reference into this description. The amended merger agreement is attached to this joint proxy statement-prospectus as Appendix A. The amended stock option agreements are attached as Appendices B and C. We encourage you to read and review those documents as well as the discussion in this document.

   First Union's and Wachovia's boards of directors have both adopted the merger agreement and the plan of merger and the stock option agreements. The merger agreement provides for combining our companies through the merger of Wachovia into First Union, with First Union as the surviving corporation.

   Wachovia shareholders will receive 2 shares of First Union common stock for each share of Wachovia common stock. We call this 2-for-1 ratio the "exchange ratio" in this document. In addition, Wachovia shareholders will be entitled to receive either a one-time cash payment of $0.48 per share of Wachovia common stock or 2 shares of a new class of preferred stock of the combined company that are intended to preserve the current quarterly dividend rate being paid by Wachovia to its shareholders. We call these new preferred shares "Dividend Equalization Preferred" shares or "DEPs".

   Shares of First Union common stock issued and outstanding at completion of the merger will remain outstanding and those stock certificates will be unaffected by the merger.

   Although the common stock to be issued to Wachovia shareholders in the merger and the common stock to remain outstanding with First Union shareholders following the merger is often referred to in this document as First Union common stock, the combined company will be named "Wachovia Corporation" and its common stock will trade on the NYSE under the Wachovia Corporation name with the symbol "WB" following the merger.

   First Union's articles of incorporation, amended to reflect the name change, the increase in the authorized number of shares of First Union common stock from 2 billion to 3 billion, the authorization of the issuance of up to 500 million DEPs to be issued to Wachovia shareholders and the director and officer provisions related to the merger, will be the articles of incorporation of the combined company after consummation of the merger. First Union's by-laws, amended to reflect the director and officer provisions related to the merger, will be the by-laws of the combined company.

Background of the Merger

   During the past 15 years, there has been substantial consolidation in the banking industry and, more generally, in the financial services industry. Both First Union and Wachovia have participated in that consolidation process. During this period, each of First Union and Wachovia has held conversations on a number of occasions with other potential merger partners, including, in Wachovia's case, SunTrust.

   On a number of occasions prior to December 2000, SunTrust and Wachovia explored the possibility of entering into a business combination. These discussions spanned the tenure of two of Wachovia's and three of SunTrust's CEOs. However, in each instance, discussions terminated because the parties were unable to arrive at an agreement on a strategic and operational plan that was mutually acceptable. In the fall of 1997, SunTrust and Wachovia conducted due diligence on each other in an effort to ascertain long-term benefits to their shareholders of a merger. The parties were unable to resolve their strategic and operational differences, among other issues, and determined not to proceed with further merger discussions at that time.

   Beginning in September and continuing in the fall of 2000, L.M. Baker, Jr., Wachovia's Chairman, President and Chief Executive Officer, and G. Kennedy Thompson, First Union's Chairman, President and Chief Executive Officer, held several preliminary meetings and conversations to discuss generally the concept and structure of a possible combination of Wachovia and First Union. These discussions were initiated by both Messrs. Baker and Thompson as an outgrowth of general discussions between them about the financial services industry. Messrs. Baker and Thompson agreed that in order to maximize the financial and strategic opportunities of a possible transaction between the companies, any such transaction would need to be based on a merger-of-equals approach.

   In connection with these conversations, on September 25, 2000, Robert S. McCoy, Vice Chairman and Chief Financial Officer of Wachovia, and Leonard Robinett, Senior Vice President of Wachovia in charge of corporate development, met with Robert Atwood, then the Executive Vice President and Chief Financial Officer of First Union, and Thomas Wurtz, First Union's Senior Vice President and Treasurer, to discuss the first steps to be taken by the parties in the event Messrs. Baker and Thompson determined that further discussions between Wachovia and First Union should be pursued. The attendees of that meeting also discussed generally the financial implications of a merger-of-equals transaction, but did not discuss any structural or other terms of such a transaction. At the end of this meeting, the parties agreed, subject to further instructions from Messrs. Baker and Thompson, to continue their discussions at a later date. On October 14, 2000, Messrs. McCoy, Robinett, Atwood and Wurtz met again and engaged in further discussions regarding steps that would be involved in pursuing a merger-of-equals transaction, including the methodology for determining an exchange ratio for such a transaction and a general timeline for conducting due diligence. No specific exchange ratios or other terms were discussed at that meeting.

   While the discussions among Messrs. Baker and Thompson and their respective finance executives were productive, at the time of these discussions, First Union and Wachovia were each independently pursuing major initiatives designed to improve productivity and efficiency and to deploy capital more effectively to higher growth businesses in order to enhance shareholder value. Messrs. Thompson and Baker determined that continued pursuit of those initiatives was their highest priority and accordingly they determined not to proceed further with substantive discussions at that time.

   On October 19, Mr. Baker received a telephone call from L. Phillip Humann, Chairman, President and Chief Executive Officer of SunTrust. Mr. Humann requested that Mr. Baker meet with him to once again discuss the possibility of a merger between SunTrust and Wachovia. Although Mr. Baker and Mr. Thompson mutually suspended discussions in light of their respective other business priorities, Mr. Baker recognized the possibility that a merger with SunTrust could provide another alternative means to achieve one of Wachovia's important strategic goals--that of building a major presence in an affluent regional footprint. In light of this, and in light of the highly preliminary nature of the discussions with First Union to date, Mr. Baker determined that an exploratory discussion with Mr. Humann regarding a possible SunTrust/Wachovia transaction could be worthwhile. Accordingly, Mr. Baker agreed to meet with Mr. Humann on November 6, 2000.

   On December 1, 2000, Messrs. Baker and Humann met again to discuss the structure of a possible merger and a process for proceeding to negotiate a transaction. The transaction contemplated at that point was a merger-of-equals transaction in which the combined company would retain the Wachovia name and Mr. Baker would act as Chief Executive Officer of that company for two years. On December 2, 2000, Donald Truslow, Senior Executive Vice President and Chief Risk Officer of Wachovia, and Mr. Robinett met with John Speigel, SunTrust's Executive Vice President and Chief Financial Officer, to formulate a schedule for the parties' due diligence reviews and a general timeline for the contemplated transaction, to discuss the engagement of financial advisors and to outline substantive business issues to be discussed at future meetings.

   On December 9, 2000, Wachovia and SunTrust signed a confidentiality agreement. In addition, on that date various senior executives of Wachovia and SunTrust, including Messrs. McCoy, Truslow and Speigel and Mr. Theodore Hoepner, Vice Chairman of SunTrust, together with representatives from Wachovia's financial advisor, Credit Suisse First Boston, and SunTrust's financial advisor, Morgan Stanley, met to discuss credit and financial due diligence issues, to engage in preliminary discussions relating to material terms of the transaction, including the basis for arriving at an exchange ratio, and to further discuss a potential timeline for arriving at a definitive agreement.

   Following that meeting, initial telephone and face-to-face meetings were held between the major business heads of Wachovia and SunTrust, including managers in charge of credit risk, retail banking, commercial banking, asset and wealth management and human resources. The purpose of these meetings was to discuss the current operating methods of Wachovia and SunTrust, and to begin to formulate strategic and operational plans for the combined institution. High level due diligence issues affecting the relevant businesses were also discussed at these meetings in preparation for more in-depth due diligence sessions scheduled to be conducted by larger due diligence teams being organized by the parties. Also during this period, Wachovia and SunTrust, with the assistance of their legal advisors, began to negotiate the terms of a merger agreement and reciprocal stock option agreements.

   During this period SunTrust's and Wachovia's managements reached a general consensus on structural terms of the proposed SunTrust/Wachovia transaction, including that the merger would be structured as a merger of equals, in which SunTrust would be the surviving corporation and would change its name to Wachovia and in which each Wachovia share would be converted into 1.03 SunTrust shares. The parties further tentatively agreed that the combined company's headquarters would be in Atlanta, Georgia, that Mr. Baker would serve as Chief Executive Officer through 2002 and Chairman through 2003 and that the parties would have equal representation on the board of directors of the surviving corporation. All of the terms tentatively agreed remained subject to the results of the parties' ongoing due diligence efforts and business discussions, as well as the continued negotiation of the definitive transaction agreements and approval by their respective boards of directors. Also during this period, Mr. Baker consulted with the other members of the board's executive committee, each of whom is an independent director, and reported to them on the progress of the discussions with SunTrust. A meeting of the executive committee was held on December 13, at which Mr. Baker and other members of Wachovia's executive management made presentations regarding these merger discussions. Those presentations included a description of the structural terms described above; a presentation as to the expected financial impact of those terms on the combined corporation; and a description of due diligence efforts to date, including a comparison of the different operating models of SunTrust and Wachovia.

   While meetings and discussions continued during the next several days, during the course of those meetings and discussions, Wachovia's management became increasingly concerned about emerging negative trends in SunTrust's core earnings, as well as the resulting company's limited potential for future growth. Those discussions also revealed significant differences in the companies' strategic priorities, including SunTrust's relatively greater emphasis on traditional retail branch banking compared to Wachovia's increasing emphasis on the provision of a broad range of financial services to its retail customer base. In addition, Wachovia's senior management encountered persistent disagreements with their counterparts at SunTrust regarding the parties' management philosophy and operational methods. Emblematic of these differences was a serious disagreement concerning the appropriate operating model for the wealth management business, a key strategic growth business for Wachovia. In particular, Wachovia's management felt strongly that in order to achieve maximum growth in dynamic business lines such as wealth management, the company's management and operating structures must be organized around the particular products and services being offered by those business lines. Wachovia's management believed SunTrust's traditional geographical management approach posed the risk that this growth would be retarded. These numerous factors, as well as the other factors described under "The Unsolicited Proposal from SunTrust--Reasons for Rejecting the Unsolicited SunTrust Proposal" below, culminated in the decision by Wachovia's executive management on December 14, 2000 to cancel additional due diligence sessions and terminate discussions with SunTrust at that time. In a telephone call with Wachovia's directors following that termination, Mr. Baker and other members of Wachovia's executive management briefed the directors on the results of these discussions with SunTrust (including the major structural transaction terms that had been under discussion) and the reasons for the termination of those discussions.

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

   In January 2001, Wachovia's board met and reviewed Wachovia's strategic plan and progress to date in implementing that plan. During these discussions Mr. Baker again reviewed with the directors the discussions that had taken place in December 2000 and reiterated management's views on the factors that had led to the termination of those discussions, including the fundamental disagreements on key organizational issues such as Wachovia's line of business organizational structure versus SunTrust's geographically organized model.

   During late 2000 and early 2001, Messrs. Baker and Thompson had further discussions regarding the concept and structure of a possible merger between First Union and Wachovia. Some of these discussions--which included meetings between Messrs. Baker and Thompson on November 12, 2000 and January 12, and several telephone conversations in December and January--were initiated by Mr. Thompson and others by Mr. Baker. All of these discussions focused on growth strategies for the combined business rather than the terms of a specific transaction. On several occasions during March 2001, Messrs. Baker and Thompson held meetings and conversations to discuss a possible business combination. Although certain structural terms were discussed, including board and management composition, name and headquarters, there was no substantive discussion of an exchange ratio. Furthermore, Messrs. Baker and Thompson agreed that the companies should not pursue further discussions regarding a possible business combination unless there was substantial compatibility among the senior executives of both companies with respect to strategic vision and management philosophies. In order to attempt to determine whether that compatibility existed, five senior executives of each company attended a meeting on April 3, 2001. Following that meeting, those executives of each company independently determined that the meeting was very positive and that the two companies had compatible and complementary strategic visions and management philosophies. Consequently, Messrs. Baker and Thompson concluded that exploratory discussions of a strategic transaction should be continued with a preliminary review of the respective loan portfolios, loan loss reserving practices, non-performing assets, credit review processes and other matters materially impacting the credit risk characteristics of First Union and Wachovia to be addressed as an initial matter, and with satisfactory preliminary findings regarding those issues to be a condition to the continuation of discussions and the conduct of more extensive due diligence. Credit due diligence was commenced first because, in the judgment of both First Union and Wachovia, it has been the most frequent source of problems in the banking industry, and before commencing full due diligence, both parties felt it was desirable to determine whether there were any material credit-related concerns.

   On April 8, preliminary credit due diligence began. Upon receipt of favorable reports from their respective credit officers to the effect that despite their different business mix, Wachovia and First Union shared a compatible approach to credit risk management, on April 9, 2001, Messrs. Thompson and Baker authorized senior management and the heads of their major business lines to engage in more extensive due diligence and authorized their legal counsel and financial advisors to begin to negotiate the specific terms of a merger-of-equals transaction between the parties. On April 9, First Union and Wachovia signed a reciprocal confidentiality agreement and on April 10, the companies commenced extensive due diligence reviews of each other's operations. Representatives of First Union and Wachovia's financial advisors and legal counsel also began meetings and discussions on April 10.

   Negotiations of the specific terms of the transactions, including the exchange ratio, and the merger agreement, stock option agreements and other documents, occurred throughout the period from April 10 through April 15.

   On April 12, First Union's board of directors met to begin its formal consideration of a possible transaction. At that meeting, senior management reviewed with the board the history and progress of the discussions and negotiations with Wachovia, as well as the business, strategic and financial issues involved in a merger with Wachovia. The board also was briefed by senior management on the results of First Union's due diligence investigations to date. Merrill Lynch, Pierce, Fenner & Smith Incorporated, First Union's financial advisor, presented financial information to the board regarding the potential transaction, based on the then-proposed exchange ratio of 1.9 shares of First Union common stock for each share of Wachovia common stock and responded to questions from directors and management. Also at this meeting, First Union's Executive Vice President and General Counsel, Mark Treanor, Esq., and lawyers from the firms of Sullivan & Cromwell and

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

Robinson, Bradshaw & Hinson reviewed the then-proposed terms of the First Union/Wachovia merger and related transactions, advised the board of the legal standards applicable to a decision whether to enter into the transaction and addressed a number of questions raised by directors. Following a discussion, the board indicated preliminary support for a merger and decided to reconvene on April 15 to take definitive action with respect to the final terms of a proposed merger transaction between First Union and Wachovia to be developed through continuing negotiations.

   The Wachovia board held a meeting on April 13 to begin deliberating the proposed business combination. Messrs. Baker and McCoy discussed the structure and terms of the merger as proposed to date, as well as the status of negotiations, the strategic reasons, potential benefits, possible risks and other matters relating to the proposed merger. A review of due diligence matters regarding First Union was presented to the board, which included presentations by Messrs. McCoy, Robinett and Truslow, as well as the heads of Wachovia's technology, retail banking, corporate banking, asset management, legal and human resources areas. The individuals presenting the due diligence matters also responded to questions from the board. Wachovia's financial advisor, Credit Suisse First Boston, discussed with the board its financial analyses relating to the proposed First Union merger. Wachovia's Senior Executive Vice President and General Counsel, Kenneth McAllister, Esq. and lawyers from the firm of Simpson Thacher & Bartlett, discussed with the Wachovia board its fiduciary duties and the terms of the proposed merger agreement as well as various proposed related agreements. Wachovia's legal and financial advisors also responded to questions from directors. At the conclusion of this meeting, Wachovia's board authorized its senior management to continue negotiating the terms of the definitive merger agreement and related agreements, including reciprocal stock option agreements or similar deal protection measures proposed by First Union, for presentation to the board for further consideration on April 15, 2001.

   On April 14 and 15, the parties and their legal and financial advisors continued negotiating the terms of the merger agreement and related agreements, including the exchange ratio and various deal protection measures proposed by First Union. During this period Messrs. Thompson and Baker responded to questions and comments from individual members of their respective boards and advised them on the status and progress of discussions between the representatives of the two companies. As a result of a request from Wachovia, First Union's management agreed to recommend to its board an increase in the exchange ratio from 1.9 to 2 shares of First Union common stock for each share of Wachovia common stock, and the payment by Wachovia of a special dividend of $0.48 per share as part of the merger to Wachovia shareholders of record immediately before completion of the merger. In connection with these negotiations, First Union advised Wachovia that it would continue to insist on measures designed to protect the benefit of the transaction as a condition to its offer, and that as a condition to its willingness to increase the exchange ratio from 1.9 to 2 and payment of the special dividend to Wachovia's shareholders, it would require Wachovia to enter into reciprocal stock options to purchase up to 19.9% of the outstanding common stock of the other party in specified circumstances, as described in this joint proxy statement-prospectus. The terms of these stock options were negotiated extensively, based on First Union's insistence that deal protection measures with a deterrent effect on potential third party offers comparable to those in other large bank mergers, were a condition to its willingness to undertake any transaction.

   Also on April 14, Mr. Baker and Mr. McCoy each received calls from their counterparts at SunTrust, Messrs. Humann and Spiegel, reporting that SunTrust had become aware of rumors that Wachovia was considering a merger with First Union. Messrs. Baker and McCoy were prohibited by the terms of the confidentiality agreement between First Union and Wachovia from discussing, among other things, the existence of the First Union merger discussions to SunTrust and accordingly did not confirm the rumors. While each of these telephone calls was extremely brief, Messrs. Humann and Spiegel each indicated that SunTrust remained interested in discussing a potential business combination with Wachovia. Neither Mr. Humann nor Mr. Spiegel gave proposed terms for such a transaction.

   At First Union's board meeting on April 15, the board received a description of the final proposed terms of the merger agreement and related agreements, including the final proposed exchange ratio of 2 shares of First Union common stock for each share of Wachovia common stock and the special cash dividend of $0.48 per share of Wachovia common stock, and additional presentations from management, Merrill Lynch and Sullivan & Cromwell regarding due diligence findings and the financial, business, strategic, and legal issues related to the merger. At the meeting, Merrill Lynch also rendered its oral opinion, confirmed later by a written opinion, that, as of the date of the opinion and based on and subject to the matters described in the opinion, the exchange ratio of 2 shares of First Union common stock for each Wachovia share was fair from a financial point of view to First Union and its shareholders. After deliberation, the board concluded that the merger was in the best interests of First Union, and fair to First Union and its shareholders and unanimously adopted the merger agreement and the plan of merger, the stock option agreements, Mr. Baker's employment agreement and the amendments to First Union's articles of incorporation and by-laws and resolved to recommend that its shareholders vote to approve the plan of merger contained in the merger agreement.

   At Wachovia's board of directors meeting on April 15, Mr. Baker reported on the progress of discussions and negotiations with First Union over the structure and terms of the merger since the previous meeting. Members of senior management also updated their previous reports to the board on the results of the due diligence investigation of First Union.

   At Wachovia's April 15, 2001 board meeting, Mr. Baker also informed the Wachovia board that he and Mr. McCoy had received telephone calls from their counterparts at SunTrust indicating SunTrust's continued interest in discussions regarding a potential business combination with Wachovia. Messrs. Baker and McCoy noted that, as discussed previously, including at the board's April 13th meeting, the Wachovia board and management had previously evaluated a possible business combination with SunTrust and management had reported its views that, based on differences in operational and business strategies, among other considerations, including those discussed below under "The Unsolicited Proposal From SunTrust", such a combination would not maximize Wachovia's ability to meet the Wachovia board's strategic goals or maximize long-term value for Wachovia's shareholders. The board concurred in this assessment and in the conclusion that pursuit of discussions with SunTrust would not be in the best interests of Wachovia or its shareholders. Credit Suisse First Boston reviewed with the board its financial analyses of the exchange ratio provided in the First Union/Wachovia merger and rendered its oral opinion, confirmed later by a written opinion, that, as of the date of the opinion and based on and subject to the matters described in the opinion, the exchange ratio of 2 shares of First Union common stock for each share of Wachovia common stock was fair from a financial point of view to the holders of Wachovia common stock. Wachovia's legal advisors, Simpson Thacher & Bartlett and Mr. McAllister, reviewed with the board the final proposed terms of the merger, including the proposed terms of the merger agreement and reciprocal stock option agreements. Wachovia's legal advisors and Credit Suisse First Boston, along with members of Wachovia's senior management, responded to questions from the board. Following deliberations, Wachovia's board, by a unanimous vote of the directors present, approved the merger agreement and the stock option agreements and the transactions contemplated by those agreements, including the merger, and by the same unanimous vote resolved to recommend that its shareholders vote to approve the plan of merger contained in the merger agreement. The one Wachovia director who was absent from this meeting later indicated his concurrence with the board's actions and, at the May 22 meeting discussed below, voted to reaffirm the First Union merger agreement.

   First Union and Wachovia executed the merger agreement and stock option agreements in the evening of April 15 following completion of the meetings of the boards of directors. Early the following morning, First Union and Wachovia issued a joint press release announcing the proposed First Union/Wachovia merger.

   On May 14, 2001, SunTrust publicly announced its unsolicited proposal to acquire Wachovia, as described below under "The Unsolicited Proposal From SunTrust". At the same time, SunTrust sent a letter to the Wachovia board concerning its proposal and announced that it would be soliciting proxies in opposition to the merger between First Union and Wachovia.

   Upon hearing of this announcement, First Union immediately and publicly reaffirmed its commitment to the merger with Wachovia. That same day, Wachovia announced that its board of directors would meet shortly thereafter to consider the SunTrust proposal. In light of the aggressiveness of SunTrust's actions on May 14, including its immediate public disclosure of its proposal before making any attempt to engage in a private dialogue with Wachovia's board of directors, what Wachovia believed was its mischaracterization of the nature

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

of the discussions and disagreements between SunTrust and Wachovia in December, and its threat of legal action to disrupt the proposed merger with First Union, Wachovia elected to engage Goldman, Sachs & Co. and Wachtell, Lipton, Rosen & Katz as additional financial and legal advisors, respectively, to provide support as necessary in connection with evaluating and responding to the unsolicited SunTrust proposal.

   During the period from May 17 through May 22, First Union's legal and financial advisors had discussions with Wachovia's legal and financial advisors to address the possibility of providing Wachovia shareholders with an alternative to the special dividend originally contemplated in the merger agreement that would be designed to maintain the quarterly dividend that they were currently receiving from Wachovia. On May 21, 2001, First Union's board met to discuss the SunTrust hostile proposal and matters related to it. At that meeting, First Union's board approved, and First Union subsequently proposed to Wachovia, an amendment to the merger agreement that would provide Wachovia shareholders with an option to receive, in addition to the First Union common stock: (1) a one-time cash payment of $0.48 per share of Wachovia common stock as had been previously agreed or (2) two DEPs for each share of Wachovia common stock. See "The Merger Agreement--Conversion of Stock; Treatment of Options" beginning on page 82 and "Description of First Union Capital Stock--Dividend Equalization Preferred Shares" beginning on page 115. Also at that First Union board meeting, Merrill Lynch confirmed its April 15, 2001 opinion that the exchange ratio was fair, from a financial point of view, to First Union and to First Union's shareholders.

   On May 22, 2001, the Wachovia board met with its advisors to discuss and consider SunTrust's unsolicited proposal and the proposed change to the merger agreement. Credit Suisse First Boston and Goldman Sachs each reviewed with the board their respective financial analyses of the exchange ratio provided in the merger agreement and in the proposed amendment to the merger agreement described above. After responding to questions from the board, Credit Suisse First Boston and Goldman Sachs each rendered its oral opinion, each confirmed later by a written opinion, that, as of the date of each opinion and based on and subject to the matters described in each opinion and such other matters as the applicable financial advisor considered relevant, the exchange ratio of 2 shares of First Union common stock for each share of Wachovia common stock was fair from a financial point of view to the holders of Wachovia common stock. Wachovia's legal advisors, including lawyers from the firms of Simpson Thacher & Bartlett and Wachtell, Lipton, as well as its North Carolina counsel, the law firm of Bell, Davis & Pitt, P.A., and Wachovia's General Counsel, Mr. McAllister, reviewed with the Wachovia board its fiduciary duties with respect to the unsolicited SunTrust proposal and the contractual provisions in the merger agreement and stock option agreement relevant to its consideration of that proposal and responded to questions from the board. After extensive discussion, the Wachovia board, by a vote of 14-1, reaffirmed its earlier determination that the proposed merger with First Union represents the best strategic alternative for maximizing long-term shareholder value and determined that the unsolicited proposal from SunTrust did not represent an effective means to achieve that goal. Accordingly, the Wachovia board determined to reject the SunTrust proposal as not being in the best interests of Wachovia and its shareholders. See "The Unsolicited Proposal from SunTrust." In addition, the Wachovia board approved the amendment to the merger agreement.

   After the conclusion of the May 22nd Wachovia board meeting, Mr. Baker, on behalf of Wachovia's board, sent a letter to SunTrust's board informing them that the Wachovia board had reaffirmed its determination to merge with First Union and requesting that SunTrust respect the Wachovia board's decision. In the letter, Mr. Baker expressed the Wachovia board's concern that the continued pursuit of a hostile takeover of Wachovia would be expensive, time-consuming and disruptive to both SunTrust and Wachovia and their respective customers and employees.

   First Union sued SunTrust in North Carolina state court for an order upholding the validity of the stock option agreements, among other things. On May 23, 2001, SunTrust filed a lawsuit in Georgia state court alleging that the stock option agreements between First Union and Wachovia contained certain excessive provisions, particularly in relation to the cap on the total profit that may be obtained upon exercise of the option. On that same day, Wachovia joined in the lawsuit brought by First Union. See "Litigation Relating to the Proposed Wachovia/First Union Merger" beginning on page 171.

   On May 29, 2001, after discussions with their legal advisors, First Union and Wachovia agreed to modify several provisions of the stock option agreements. First, we agreed to amend the option agreements to provide

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


that the exercise price may be paid only with cash or readily marketable debt securities or preferred stock issued by the option holder having a fair market value equal to the exercise price, as determined by agreement of each party's investment banker. SunTrust had claimed that First Union could use the original provision, which permitted the option to be exercised with other forms of property, to harm Wachovia's business in the future. While we believe the provision contained reasonable valuation procedures that would have protected each other against any such harm, we agreed to modify the provision because neither one of us has any intention of harming the other's business. Second, we clarified that the maximum total profit on each option is $780 million. This was our original intention, but to provide complete clarity on this issue and to eliminate any possible confusion or ambiguity caused by SunTrust's allegations as to the firm and comprehensive nature of the total profit as alleged by SunTrust, we clarified this limit. Finally, as further described below under "- Stock Option Agreements -- Substitute Option", if an issuer of an option is acquired by another company, the option is changed into a new option to buy the acquiring company's stock. As we reviewed the options to make the two revisions we described, we concluded that the exercise price adjustment formula in the new option, although subject to the same profit cap as the regular option, did not accurately reflect the parties' intent as to the potential value of the new option as we describe in "Stock Option Agreements --
 Substitute Option" beginning on page 107. Instead, the formula resulted in an exercise price that was too low. We therefore amended the options accordingly.

   On June 4, 2001, SunTrust proposed an amendment to Wachovia's by-laws that would permit holders of 10% or more of Wachovia's outstanding shares to require Wachovia to call a special shareholder meeting. SunTrust stated that, if Wachovia shareholders approve the by-law amendment and do not approve the merger with First Union at Wachovia's shareholders' meeting on August 3, 2001, and subsequently the Wachovia board does not enter into merger discussions with SunTrust, SunTrust would seek to call a special meeting to increase the size of Wachovia's board and elect directors who we expect would pursue a merger with SunTrust. As with all directors of North Carolina corporations, any directors nominated by SunTrust and elected at the special meeting would be subject to fiduciary duties to all shareholders of the corporation.

   This approach, if successful, would have made meaningless the provisions in Wachovia's articles of incorporation establishing a classified board. Wachovia believes that SunTrust's attempt to acquire control of Wachovia's board in one shareholders' meeting is inconsistent with Wachovia's classified board of directors, which is expressly permitted under North Carolina law. SunTrust's tactic is one often used by corporate raiders and is called "board-packing". SunTrust has long protected itself against board-packing by requiring a very substantial 75% vote of its outstanding shares to increase the size of its board, instead of the much lower vote required by state law. SunTrust also requires the holders of 25% of its shares to call a special meeting, rather than the 10% it proposed for Wachovia.

   Wachovia also believes that the purpose of SunTrust's by-law proposal--to enable it to call a special meeting in as little as 30 days and at which it would try to take control of Wachovia--would deprive Wachovia's board of any opportunity to deliberately and thoughtfully evaluate Wachovia's available strategic alternatives in the event that the First Union merger is not approved. Wachovia accordingly concluded that the principal effect of SunTrust's proposal would be to deprive the Wachovia board--13 out of 15 of whom are independent directors--of its ability to make an informed judgment about the strategic alternatives that would be in the best interests of all Wachovia shareholders rather than just SunTrust.

   Both Wachovia and First Union believed that SunTrust's proposal raised legal issues regarding, among other things, its timeliness, making it unclear as to whether SunTrust's actions would have been successful. However, First Union decided to seek a legislative amendment in order to eliminate any question, and Wachovia actively supported the amendment. First Union and Wachovia advocated with the North Carolina legislature an amendment to the North Carolina Business Corporation Act that requires provisions relating to special meetings called by shareholders to be in a corporation's articles of incorporation and not the by-laws. Amendments to a corporation's articles of incorporation cannot be adopted by the shareholders without the board's prior approval. While the amendment was under consideration, representatives of First Union and Wachovia discussed with legislators the proposed amendment and their view of the benefits to all shareholders of North Carolina public corporations of its adoption. The amendment was overwhelmingly approved by the

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


North Carolina legislature and was signed into law on June 14. After passage of the amendment, the North Carolina House Majority Leader was quoted as saying that "This was a pretty obscure provision that apparently SunTrust was trying to take advantage of to disrupt the process. They have found a weapon that they are attempting to use, which I don't think is fair." On June 15, Wachovia informed SunTrust that its proposed by-law amendment would be invalid. Since then, we believe SunTrust has withdrawn its proposal, and it will not be voted on at Wachovia's annual meeting.

   On June 22, 2001, Philip Humann, the CEO of SunTrust, wrote a letter to Wachovia's board of directors asking them to consider an amendment to Wachovia's articles of incorporation to permit holders of 10% or more of the outstanding Wachovia shares to call a meeting. As of the date of this document, the Wachovia board has not yet had an opportunity to consider Mr. Humann's request but Wachovia expects the board will do so. However, Wachovia does not expect that the proposal will be addressed at Wachovia's upcoming shareholders meeting.

Recommendation of First Union's Board and Its Reasons for the Merger
   After careful consideration, First Union's board determined that the plan of merger contained in the merger agreement is fair to First Union and its shareholders, and is in the best interests of First Union. Accordingly, First Union's board unanimously adopted the merger agreement and the plan of merger contained in the merger agreement and unanimously recommends that First Union's shareholders vote "FOR" approval of the plan of merger contained in the merger agreement.

   In reaching its decision to recommend this merger to First Union shareholders, First Union's board concluded that Wachovia and First Union have a unique strategic fit and that the merger provides a unique opportunity for enhanced financial performance and shareholder value. Wachovia and First Union bring similar philosophies and approaches, as well as complementary strengths, to the combined company. First Union's board believes that the merger will solidify First Union's position as a major provider of a broad array of financial services.

   First Union's board determined the merger would place the combined company in an improved competitive position in the financial markets because it believes the merger combines two financially sound institutions with complementary businesses and business strategies, thereby creating a stronger combined institution with greater size, flexibility, breadth of services, efficiency, capital resources, profitability and potential for growth than either company possesses alone. First Union's board believes that each institution currently is well-managed, that each institution will contribute complementary business strengths resulting in a well-diversified combined institution, with strong capitalization and diversification that will allow the combined institution to take advantage of future opportunities for growth.

   First Union's board determined that the merger would create a unique opportunity for enhancing shareholder value after considering, among other things, the opportunities for expense reduction, the generation of additional capital and the plans for integration. In concluding that the merger is in the best interests of First Union and fair to First Union and its shareholders, First Union's board considered, among other things, the following factors that supported the decision to approve the merger:

  . First Union's and Wachovia's strategic business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, First Union's board concluded that Wachovia's business and operations complement and enhance those of First Union, that Wachovia's financial condition and asset quality should result in the combined company having capital and reserve ratios in the top half of the country's 20 largest banks, and that Wachovia's earnings and prospects should result in the combined company having superior earnings and prospects to First Union's earnings and prospects on a standalone basis. In particular, First Union's board considered the following:

  . The strong demographic conditions of markets in which Wachovia conducts its operations.

  . The combined company's position as the largest banking organization in the East and Southeast United States in terms of deposits ($187 billion), branches (2,887) and assets under management ($222 billion).

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

  . The combined company's position as one of the largest banking organizations in the country in terms of deposits, assets ($324 billion), assets under management, branches, mutual fund assets ($96 billion), on-line banking customers (2.9 million), registered representatives (8,350), ATMs (5,128), full service brokerage offices
     (600) and Private Client (133) offices.

  . The consistency of the merger with First Union's business strategy, including achieving strong earnings growth, improving customer attraction and retention, focusing on expense control, and gradually shifting First Union's business to higher growth, lower capital businesses. The board's analysis concluded that First Union and Wachovia are a highly complementary fit because of:

  . Wachovia's high-performance strategy, including its expertise in exiting markets that do not contribute to this strategy, which is consistent with First Union's recent market-share focused restructuring.

  . Wachovia's responsiveness to customer needs and demands, and Wachovia's skill at anticipating those demands, which results in strong customer relationships.

  . Wachovia's geographic coverage, which would enhance First Union's already strong presence in the Southeast.

  . Wachovia's focus on growing its wealth management business unit, including its innovative Private Financial Advisor teams segment, which would complement First Union's focus on growing its asset management operation.

  . The complementary nature of the markets served and products offered by Wachovia and First Union and the expectation that the merger would provide economies of scale, expanded product offerings, expanded opportunities for cross-selling, cost savings opportunities and enhanced opportunities for growth.

  .  The generally tax-free nature of the transaction.

  . The accounting for the transaction on a purchase accounting basis and the changes to GAAP that are expected to take effect at the end of 2001, as a result of which all new and existing goodwill will cease being amortized and instead be reviewed for impairment when an event or events occur indicating that goodwill might be impaired.

  . First Union's board's belief that the merger is likely to provide both immediate and long-term increases to shareholder value. In particular, First Union's board believes that:

  . Based on what First Union's board believes are conservative assumptions, the merger will be immediately accretive on a cash operating earnings per share basis, and is expected to produce an internal rate of return of over 20% for both First Union and Wachovia shareholders. These assumptions include annual cost savings of approximately 8% of combined non-interest expense, or $890 million beginning in 2004 with lower amounts of current cost savings to be realized between 2001 and 2004, give no credit for revenue enhancements or reinvestment of free capital and exclude restructuring and merger-related charges and purchase accounting adjustments of approximately $1.4 billion.

  . The cash operating earnings per share of the combined company will grow at a faster rate than that of First Union on a standalone basis.

  . Approximately $2.5 billion per annum of free capital will be available for reinvestment.

  . First Union's board's belief that First Union and Wachovia management share a common vision of commitment to their respective shareholders, employees, suppliers, creditors and customers.

  . Merrill Lynch's financial analyses and presentation to the board, and the opinion of Merrill Lynch to the board as to the fairness, from a financial point of view, of the exchange ratio to First Union and its shareholders, as discussed in "Opinion of First Union's Financial Advisor" below beginning on page 58.

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

  . First Union's board's belief that the $0.48 per share cash payment or two DEPs per Wachovia share were economically the same to First Union.

  . The review by First Union's board with its legal and financial advisors, including Sullivan & Cromwell, Robinson, Bradshaw & Hinson and Merrill Lynch, of the provisions of the merger agreement and the stock option agreements. Some of the features of those agreements that the board considered are:

   + The proposed arrangements with members of management of First Union and Wachovia, including that both of First Union's and Wachovia's Chief Executive Officers would be retained in key leadership positions, and that the board composition would be split evenly between the former directors of each of the companies.

   + The structure of the merger as a merger-of-equals whereby each of First
     Union and Wachovia will have substantial input with respect to the control and future plans of the combined company, and which would enable the combined company to leverage each of First Union's and Wachovia's best practices, products and people.

   + The provisions of the merger agreement and the stock option agreements designed to enhance the probability that the deal will be consummated.

  . First Union's board's review of the reports of management and outside advisors concerning the due diligence examination of operations, financial condition and prospects of Wachovia.

  . First Union's expectation, after consulting with legal counsel, that the required regulatory approvals could be obtained.

   First Union's board also considered the following factors that potentially created risks if the board decided to approve the merger:

  . The possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of First Union's on-going business or in the loss of customers.

  . The possibility that the anticipated benefits of merger may not be realized, including the expected cost savings.

  . The anticipated effect of the merger on employee compensation, benefits and incentives under various employment-related agreements, plans and programs.

  . The fact that neither party could enter into another merger agreement until January 2002 if the merger was not completed before then, which may limit business combinations during this period.

  . The impact of the stock options the parties granted each other on future business combination if the merger was not completed.

  . The impact of divestitures of assets and deposit liabilities that regulatory authorities are likely to require in connection with the merger.

  .  The potential merger-related restructuring charges.

   First Union's board concluded that the anticipated benefits of combining with Wachovia were likely to substantially outweigh the preceding risks.

   Although each member of First Union's board individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of First Union.

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

   First Union's board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings and earnings accretion. However, the board concluded the potential positive factors outweighed the potential risks of consummating the merger.

   It should be noted that this explanation of the First Union board's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Forward-Looking Statements" on page 179.

Recommendation of Wachovia's Board and Its Reasons for the Merger

   After careful consideration, at its meeting on April 15, 2001, Wachovia's board determined that the plan of merger contained in the merger agreement is fair to, and in the best interests of, Wachovia and its shareholders. Accordingly, Wachovia's board, by a unanimous vote of the directors present, adopted the merger agreement and the plan of merger contained in the merger agreement and by the same unanimous vote recommended that Wachovia's shareholders vote "FOR" approval of the plan of merger contained in the merger agreement. The one Wachovia director who was absent from this meeting later indicated his concurrence with the board's actions and, at the May 22 meeting discussed below, voted to reaffirm the First Union merger agreement. On May 22, 2001, the Wachovia board, after considering the unsolicited SunTrust proposal, reaffirmed by a vote of 14-1 its approval and recommendation of the First Union merger and rejected the unsolicited SunTrust proposal. See "The Unsolicited Proposal from SunTrust" beginning on page 52.

   Accordingly, the Wachovia board recommends that you vote "FOR" approval of the plan of merger between Wachovia and First Union at the Wachovia annual shareholders' meeting.

   The Wachovia board has determined that the merger with First Union represents the best strategic alternative for maximizing long-term shareholder value, and that the unsolicited proposal from SunTrust does not represent an effective means to achieve that goal. Wachovia shareholders are not being asked to consider or vote upon the SunTrust proposal. For a discussion of the factors considered by the Wachovia board in connection with its consideration of the SunTrust proposal, see "The Unsolicited Proposal from SunTrust," beginning on page 52. SunTrust is soliciting proxies to vote against Wachovia's merger-of-equals with First Union. The Wachovia board recommends that you do not give SunTrust your proxy.

  Reasons for the Merger

   Wachovia's board of directors believes that the merger with First Union will create a premier financial services company with the resources to offer superior corporate and retail banking services, asset and wealth management services and capital markets and securities brokerage services and products. The board expects that as a result of the merger, the combined company will be the largest financial holding company in the Southeast United States, measured in deposits, and the fourth largest financial holding company nationwide, measured in total assets.

   Wachovia's board believes that the combined company will have greater financial strength and earning power than Wachovia would have on its own and the added scale necessary to assume and solidify leadership positions in its high growth business lines. In addition, the board concluded that because First Union and Wachovia participate in many of the same geographic markets and have a similar strategic focus, the merger presents significant opportunities for operational efficiencies and cost savings.

   Financial Benefits to Wachovia and its Shareholders. Wachovia's board believes that the merger will be immediately accretive to Wachovia's shareholders and will increase substantially free capital available for reinvestment. Wachovia estimates that Wachovia shareholders could experience cash earnings per share growth of 15.2%, 17.4% and 19.8% and GAAP earnings per share growth of 9.1%, 12.8% and 16.6% in 2002, 2003 and 2004, respectively (assuming the effectiveness of certain changes to GAAP, expected to take effect at the

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

end of 2001, wherein all new and existing goodwill will cease being amortized and instead be reviewed for impairment when an event or events occur indicating that goodwill might be impaired). In addition, the Wachovia board expects the merger to produce significant cost savings from combining the two companies. Wachovia estimates that the combined company could achieve cost savings of approximately 8% of combined non-interest expense (or approximately $890 million in annual expense reductions) beginning at the end of 2004 with lower amounts of annual cost savings to be realized between 2001 and 2004. The Wachovia board expects that a portion of these cost savings can be achieved through bank branch consolidation--approximately 49% of Wachovia's branches are within one-mile of a First Union branch. The board also expects that approximately 7,000 employment positions of the combined company could be affected over the course of the three-year planned integration period, nearly one-half of which could be absorbed through normal attrition.

   Strategic Considerations. During the past several years, the financial services industry has undergone significant consolidation and change. As a result, many of Wachovia's principal competitors have increased their financial resources, expanded in the geographical markets in which they participate and diversified their financial services offerings beyond traditional banking products. The Wachovia board believes that in order to compete in the current and future financial services environment, Wachovia must have a strong capital base and be able to offer a full array of financial services. The Wachovia board believes that merging with First Union will not only permit Wachovia to grow in size and geographic scale, but will also provide Wachovia with a number of related benefits, including the following:

  . Increased Scale and Geographic Reach. The combined company would be one of the largest banking organizations in the nation, with approximately $324 billion in total assets and $187 billion in total deposits on a pro forma basis. The combined company would have significantly greater scale and geographic reach, with approximately 2,900 banking branches and 5,100 ATMs throughout the Southeast and Middle Atlantic region and with a combined customer base of approximately 19 million. Also, the combined company would have first, second or third place market share rankings in eight states on the East coast.

  . Stronger Presence in Strategic Growth Businesses. The Wachovia board believes that the brokerage, securities, private banking and asset management businesses are business lines with potential for high growth and Wachovia's participation in these businesses should be a continued part of Wachovia's business strategy. On a pro forma basis, the combined company would have a significantly larger presence in the brokerage and securities business, with approximately 600 brokerage offices; in the private banking business, with approximately 133 private banking offices; and in the asset management business, with approximately $96 billion in mutual fund assets and approximately $222 billion in assets under management.

  . Increased Cross-Selling Opportunities. The Wachovia board believes that the combined company will be able to sell Wachovia's corporate and investment banking services to the combined institution's larger client base. Wachovia can also exploit cross-selling opportunities by selling its asset management products to First Union's affluent customers in the Northeast and Middle Atlantic regions. In doing so, the combined company will be able to utilize First Union's commercial banking distribution network, which is more developed than Wachovia's.

   Low Risk to Achieve Strategic Benefits. While integrating two financial institutions poses inherent challenges, the Wachovia board believes that the strategic benefits to be derived from the First Union merger present a relatively low level of risk given the potential rewards. The Wachovia board expects that the combined company will be required to divest approximately $1.49 billion in deposits to satisfy regulatory requirements, but it does not expect such divestitures to adversely affect the combined company in a material way. The Wachovia board also noted First Union's experience in conducting complex merger integrations. The Wachovia board noted that First Union's CoreStates acquisition failed to meet First Union and market earnings expectations in 1999, due primarily to its high cost and integration-related problems, such as unanticipated customer attrition. The Wachovia board also noted that, as a result of deterioration in the sub-prime consumer

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

home equity lending business nationwide, First Union ceased those lending operations at The Money Store (resulting in a publicly disclosed $1.8 billion before-tax charge to earnings for goodwill impairment in 2000). After considering these situations and the manner in which First Union responded to them, the Wachovia board concluded that First Union's senior management had taken prudent steps to address operational problems, including those arising from past merger integrations, and to foster long-term growth. Also, given Wachovia's and First Union's plan to integrate the companies over a three-year period, the Wachovia board expects that customer attrition and disruptions to its communities and employees will be minimized.

   Management in the Combined Institution. In evaluating the merits of a potential merger partner and the benefits of a potential merger, the Wachovia board believes that it is important to consider the participation of Wachovia's directors and officers in the combined institution. This continued representation by Wachovia in the new company enhances the likelihood that the strategic benefits that Wachovia expects to achieve as a result of the merger will be realized and that the benefits and talents that Wachovia brings to the combined institution will be appropriately valued and effectively utilized. The merger is structured as a merger-of-equals whereby each company will have substantial input with respect to the control and future plans of the combined institution. One half of the combined company's board of directors will consist of current members of Wachovia's board, as discussed under "The Merger Agreement--Board Composition of the Combined Company." In addition, the combined company will have members of Wachovia's current senior management, including its Chief Executive Officer, in key leadership positions.

   Consideration to Wachovia's Shareholders. The Wachovia board also considered the exchange ratio and additional consideration to be received by Wachovia's shareholders. The board determined that a fixed exchange ratio was appropriate in a strategic transaction of this type and provides Wachovia shareholders with a fair allocation of the equity in the combined company based on Wachovia's relative contribution to the pro forma earnings and businesses of the combined company. In connection with its initial approval of the merger agreement, the Wachovia board noted that the special dividend to be paid to Wachovia's shareholders in connection with the merger would provide a cash payment equivalent to the incremental excess of Wachovia's current dividend rate over that of First Union through 2002. In approving the amended merger agreement, the Wachovia board noted that the ability to elect DEPs would provide Wachovia's shareholders with a means to continue to receive quarterly dividends equal to Wachovia's current dividend rate following the merger. The board also considered that, even though the transaction was a merger-of-equals, in which the exchange ratio may be based simply on the market values of the respective parties' shares at the time of announcement, Wachovia's shareholders would receive a 6% premium over the closing price of Wachovia's shares on the day on which it approved the merger.

   Other Factors Considered by the Wachovia Board for the Merger. In reaching its decision to adopt the plan of merger contained in the merger agreement and the stock option agreements and to recommend that the Wachovia shareholders approve the plan of merger, Wachovia's board consulted with its senior management and its financial and legal advisors and considered the following additional material factors:

  . Comparisons of the historical condition and results of operations and prospects of First Union and Wachovia, which the board considered in its assessment of the relative financial values of First Union, Wachovia and the combined company;

  . Results of the due diligence investigations of First Union's business and operations, as presented by Wachovia's senior management;

  . The structure and terms of the merger, including:

   + The structure of the merger as a merger-of-equals whereby each company will have substantial input with respect to the control and future plans of the combined company, including the provisions in the combined company's charter and by-laws designed to ensure, among other things, the maintenance of a 50/50 split between former First Union directors and former Wachovia directors through the 2004 annual shareholders meeting of the combined company and the board's determination that this level of participation will enhance the likelihood that Wachovia will achieve its anticipated strategic benefits from merging with First Union;

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

  . The likelihood of the merger receiving treatment as a tax-free reorganization for U.S. federal income tax purposes and the board's conclusion that this treatment would be beneficial for a large number of its shareholders;

  . The terms and conditions of the merger agreement and stock option agreements including their completely reciprocal nature, and the board's determination that these terms and conditions were appropriate in a strategic transaction of this type;

  . In evaluating the stock option agreements, the Wachovia board considered in particular the fact that stock option agreements are used in almost all U.S. financial institution mergers and that, unlike many stock option agreements in these types of transactions which do not cap the total profit the option holder may receive under the option, the total profit under the stock option agreements between First Union and Wachovia is capped at $780 million. In particular, the Wachovia board concluded that the provisions of the stock option agreements, including the $780 million cap, would not preclude a third party from submitting and pursuing an alternative transaction with Wachovia. The Wachovia board further concluded that agreeing to such provisions was a reasonable business decision in light of First Union's insistence on these provisions as a condition to its willingness to increase the exchange ratio and adopt a special dividend for Wachovia's shareholders;

  . The fixed exchange ratio of 2 First Union shares for each Wachovia share, and the Wachovia board's determination that such a fixed exchange ratio was appropriate in a strategic transaction of this type;

  . Provisions enabling Wachovia shareholders to retain the benefit of Wachovia's current dividend rate following the merger either through
     (1) a one-time cash payment of $0.48 per share of Wachovia common stock or (2) two DEPs and the board's determination that this benefit would be important to a large number of its shareholders;

  . The interests that certain executive officers and directors of Wachovia may have with respect to the merger in addition to their interests as shareholders of Wachovia generally, as discussed under "Interests of Certain Persons in the Merger" below beginning on page 98;

  . The anticipated effect of the merger on employee compensation, benefits and incentives under various employment-related agreements, plans and programs;

  . The financial presentations of Credit Suisse First Boston and its opinion, as of April 15, 2001, the date on which the Wachovia board approved the merger agreement, and confirmed on May 22, 2001, the date on which the Wachovia board approved the amendment to the merger agreement, to the effect that, as of such dates, and based on and subject to the matters described in their opinions, the exchange ratio was fair from a financial point of view to the holders of Wachovia common stock, as discussed under "Opinion of Wachovia's Financial Advisors" below on page 66;

  . The May 22, 2001 financial presentation of Goldman, Sachs & Co. and its opinion to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the exchange ratio was fair from a financial point of view to the holders of Wachovia common stock, as discussed under "Opinion of Wachovia's Financial Advisors" below on page 66;

  . Alternatives to the merger, including pursuing an acquisition of, or a business combination or joint venture with, an entity other than First Union, and the Wachovia board's conclusion that the merger with First Union is more feasible and is expected to yield greater benefits than the likely alternative transactions and will yield greater value to Wachovia's shareholders than not pursuing a business combination transaction; and

  . Current conditions, developments and trends in the banking industry, general economy and capital markets and the board's analysis of their potential impacts on First Union, Wachovia and the combined company.

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



   Wachovia's board of directors also considered the potential adverse consequences of the merger, including the following:

   . the challenges of integrating two large financial services companies and the related risks given First Union's recent implementation of its internal restructuring program;

   . the risk of not achieving the expected revenue synergies, cost savings and other benefits;

   . the risk of diverting management's attention and resources from other strategic opportunities and operational matters to focus on combining the companies;

   . the risks associated with possible delays in obtaining necessary approvals and the terms of such approvals; and

   . the fact that neither party could enter into another merger agreement until January 2002 if the merger was not completed before then, which may limit business combinations during that period.

   The Wachovia board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, except as noted above, the Wachovia board did not undertake to make any specific determination as to whether any particular factor or any aspect of any particular factor was favorable or unfavorable to the Wachovia board's ultimate determination. Rather, the Wachovia board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Wachovia's senior management and its financial and legal advisors. In considering the factors described above, individual members of Wachovia's board may have given different weight to different factors.

   In light of the Wachovia board's conclusion that SunTrust did not represent a strategically effective merger partner and its concurrence in Wachovia management's decision not to pursue the merger transaction with SunTrust previously considered, Wachovia did not request Credit Suisse First Boston to render an opinion with respect to the fairness from a financial point of view of the exchange ratio proposed by SunTrust in the December discussions.

   Wachovia's board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding potential revenue enhancements, anticipated cost savings and earnings accretion. However, the board concluded that the potential positive factors outweighed the potential risks of consummating the merger.

   It should be noted that this explanation of the Wachovia board's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Forward-Looking Statements" on page 179.

The Unsolicited Proposal from SunTrust

   As noted above, on May 14, 2001, SunTrust announced its unsolicited proposal to acquire Wachovia. Although the terms of SunTrust's proposal are general and conditional in nature, the proposal provides for an acquisition of Wachovia through a merger of Wachovia into SunTrust in which each Wachovia share would be converted into 1.081 shares of SunTrust common stock. In connection with its proposal, SunTrust has stated that it will increase its annual common stock dividend by 39% to $2.22 per share. As with all dividends, payment would be made only when, as and if declared by SunTrust's board out of funds legally available. The SunTrust proposal provides that the acquisition will be accounted for as a purchase for financial accounting purposes. The proposal provides that SunTrust will retain its name and Atlanta headquarters after the acquisition. Based on the closing market prices on May 14, 2001, the implied value per share of Wachovia common stock under the SunTrust proposal was $64.86, representing a premium of about 0.2% over the market price of Wachovia common stock and a premium of about 6.0% over the then-implied value of the First Union exchange ratio (without giving effect to the per-share cash payment or the DEPs). The implied differential value of the SunTrust offer (on some days a premium and on other days a discount) from the implied value of the First Union offer has varied from day-to-day and will continue to vary. As of June 25, 2001, the implied value per share of Wachovia common stock under the SunTrust proposal was $70.89, representing a premium of about 1.4% to the market price of Wachovia common stock and a premium of about 2.7% over the

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


then implied value of the First Union exchange ratio (without giving effect to the per-share cash payment or the DEPs). The implied premium of the SunTrust proposal over the First Union proposal has declined approximately 48.92% from May 14, 2001 to June 25, 2001.

Reasons for Rejecting the Unsolicited SunTrust Proposal

   In arriving at its determination to reject the SunTrust proposal, the Wachovia board consulted with its senior management and its financial and legal advisors, Credit Suisse First Boston, Goldman Sachs & Co., Simpson Thacher & Bartlett, Wachtell, Lipton, Rosen & Katz, and Bell, Davis & Pitt, as well as its General Counsel, Kenneth McAllister, Esq. Wachovia's board took into account the extensive knowledge of SunTrust possessed by it and Wachovia's senior management and acquired over the course of numerous discussions between SunTrust and Wachovia in considering the possibility of a merger and the due diligence investigations undertaken in the fall of 1997 and in December 2000 in connection with such considerations. The board also considered the following material factors:

  . The Wachovia board's view of the relative weakness of SunTrust as a merger partner versus First Union. In particular, the board considered:

  . Emerging trends causing the Wachovia board to doubt SunTrust's ability to maintain its historic financial performance into the future, including

    -- a recent stagnation of core earnings growth as seen in the first quarter of 2001, in which, excluding securities gains, SunTrust's earnings per share would have been $1.02 per share, representing a 3.8% decline from the comparable period in 2000 and a 9% decline from the previous quarter;

    -- increasing dependence on share buybacks and one-time gains to generate earnings per share growth; for example, SunTrust recognized approximately $57 million in one time gains in the first quarter of 2001, increasing its reported earnings per share from $1.02 to $1.14 for that period; and SunTrust recognized a pre-tax gain on the sale of its credit card business of approximately $327 million and a pre-tax loss of approximately $115 million associated with the repositioning of its securities investment portfolio in the fourth quarter of 1999, increasing its reported earnings per share from $0.99 to $1.35 for that period;

    -- the increase in SunTrust's net charge-offs in recent quarters, which were approximately $19.6 million, $27.2 million, $30.5 million, $53.4 million and $66.3 million, in the first, second, third and fourth quarters of 2000 and the first quarter of 2001, respectively; and

    -- the increase in SunTrust's non-performing assets in recent quarters, which nonperforming assets were approximately $311.9 million, $305.7 million, $404.5 million, $428.3 million and $369.3 million, in the first, second, third and fourth quarters of 2000 and the first quarter of 2001, respectively;

  . The substantially weaker annual growth rates exhibited by SunTrust as compared to First Union in several businesses identified by Wachovia's senior management as strategic high growth businesses, including trust and asset management; in spite of generally strong markets during the past two years, during the first quarter of 2001, SunTrust's trust and asset management revenues declined by 1.2% on a compound annual basis since the first quarter of 1999, a decline that has continued in the first quarter of 2001 and in contrast, First Union's trust and asset management business has shown a compound annual growth rate of 28% since the first quarter of 1999;

  . SunTrust's significant investment in the stock of The Coca-Cola Company and the Wachovia board's belief that such investment involves a level of risk and volatility not present for most financial institutions (including both First Union and Wachovia);

   + First Union common stock's record of outperforming SunTrust's stock throughout 2001; for example, since January 1, 2001, the market closing price of each of First Union common stock and SunTrust common stock increased by 15% and 2%, respectively, as of April 12, 2001, the last trading day prior to announcement of the First Union/Wachovia merger; and the market price of First Union common stock increased by 18.5% and that of SunTrust's common stock decreased by 2.1% from January 1, 2001 to June 13, 2001; and

   + A decrease in SunTrust's regulatory capital ratios and in its ratio of tangible common equity to tangible assets from historical levels, due in part to share repurchases, and the Wachovia board's concern that the proposed 47% pro forma dividend payout ratio following the Wachovia acquisition would further limit SunTrust's capital flexibility;

    -- the regulatory capital ratios that the board considered for these purposes were those mandated by the federal bank regulators for all banking organizations, which are calculated by dividing an organizations's capital (consisting principally of common stock, preferred stock and other capital securities approved by regulators) by its total assets, which for this purpose are considered on both a "risk weighted" basis, in which assets are allocated into one of four different weighting categories based on riskiness, and on an unadjusted basis;

    -- the ratio of tangible common equity to tangible assets is calculated by dividing an organization's tangible common equity (common equity less intangible assets) by its tangible assets (total assets less intangible assets), and which ratio is not mandated by the federal bank regulators;

  . The Wachovia board's expectation that Wachovia will derive greater market strength from the size and geographic diversity and density of a combined First Union/Wachovia footprint than from a combination with SunTrust;

  . The Wachovia board's expectation of greater cross-selling opportunities to be derived from a combined First Union/Wachovia than from a combination with SunTrust;

  . The Wachovia board's belief that a combined First Union/Wachovia would have a more extensive distribution network and more diversified client base than would a combination with SunTrust;

  . The Wachovia board's expectation that a combined First Union/Wachovia would have a more balanced franchise with a significant presence in businesses that the Wachovia board believes have high-growth prospects, as opposed to a combination with SunTrust which would be more dependent on relatively lower-growth traditional retail banking businesses;

  . First Union's significantly larger presence in capital management, ranking 5th among bank holding companies in terms of mutual fund assets under management, compared to SunTrust, which ranks 14th among bank holding companies, and asset management, in which First Union has four times the amount of assets under management and three times the number of mutual funds than does SunTrust;

  . The Wachovia board's belief that a combined First Union/Wachovia retail platform would have several advantages over the retail banking business that would be formed under the SunTrust proposal, including:

   + A larger deposit base of $150 billion for First Union/Wachovia, compared to $92 billion for a combination with SunTrust;

   + A combined First Union/Wachovia would have a larger presence than a combined SunTrust/Wachovia in affluent markets resulting from First Union's significant presence in the affluent Northeastern and Middle Atlantic regions; and

   + A higher average branch size post-integration for First Union/Wachovia compared to a combination with SunTrust, which the Wachovia board believes will result in greater opportunities to enhance branch-level efficiencies;

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

  . The Wachovia board's belief that the greater level of geographic overlap between First Union and Wachovia increases the potential for cost savings through branch consolidation and reduces the risk of customer dissatisfaction and attrition from those consolidations;

  . The Wachovia board's belief that the integration risk associated with SunTrust's proposal is greater than that posed by the First
    Union/Wachovia merger, due to, among other factors:

   +First Union's substantially greater experience in completing large scale merger integrations, with 17 transactions completed with a deal value greater that $100 million in the past 10 years compared to only one such transaction completed by SunTrust in the same period;

   +The fact that Wachovia is three times larger, based on total assets, than Crestar Financial Corporation, SunTrust's largest acquisition to date;

   +The Wachovia board's belief that SunTrust will be unable to achieve the increased cost savings projected in connection with its proposal without undertaking measures that could limit future growth or negatively impact customer service; and

   +The Wachovia board's belief that hostile transactions such as the one proposed by SunTrust present dramatically higher integration risks than friendly transactions because they are less likely to foster cooperation and fully utilize the best talents of both organizations;

  . The Wachovia board's belief that the premium implied by the SunTrust acquisition proposal is substantially below the premium shareholders generally receive in a bank merger structured as an acquisition, as distinguished from transactions structured as mergers-of-equals, such as the First Union/Wachovia merger;

  . The Wachovia board's belief that a merger with SunTrust will be substantially less accretive to Wachovia shareholders compared to a merger with First Union, with projected accretion to GAAP earnings per share (assuming the effectiveness of proposed changes to GAAP) for the First Union merger increasing from 9.1% in 2002 to 16.6% in 2004, compared to (8.8)% and 2.9% for SunTrust, respectively, even based on its aggressive cost savings estimates and with projected accretion to cash earnings per share for the First Union merger increasing from 15.2% in 2002 to 19.8% in 2004, compared to 1.9% and 9.3% for SunTrust, respectively, again based on what Wachovia believes to be SunTrust's aggressive cost savings estimates;

  . The election offered to Wachovia shareholders to receive in connection with the First Union/Wachovia merger either (1) a one-time cash payment of $0.48 per share of Wachovia common stock or (2) two DEPs per share of Wachovia common stock, which DEPs will entitle the holder to dividend payments equal to the difference between Wachovia's current dividend and the common stock dividend of the combined First Union/Wachovia, until after such time as at least $1.20 per combined company common share has been paid as a dividend over a one-year period; in contrast, the Wachovia board noted that the SunTrust dividend could be changed at any time by its board; and

  . The fact that the SunTrust proposal is conditional, with numerous conditions that may not be satisfied, including:

   +further due diligence to be conducted by SunTrust;

   +termination of the merger agreement between Wachovia and First Union and a termination of the stock option agreement granted to First Union in exchange for a cash payment (which the Wachovia board noted are not actions it is permitted to take unilaterally under the terms of those agreements); and

   +adoption of a merger agreement with SunTrust by Wachovia's board; in light of the fact that the Wachovia board determined that the SunTrust proposal was not in the best interests of Wachovia's shareholders, the Wachovia board determined that this condition of SunTrust's proposal could not be satisfied.

The Wachovia board also considered various positive factors concerning SunTrust, including its historical earnings, returns to shareholders, capital and credit quality statistics. The board concluded, however, that these positive factors were substantially outweighed by the other factors discussed above, including adverse earnings trends in recent periods.

   The Wachovia board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, except as noted above, the Wachovia board did not undertake to make any specific determination as to whether any particular factor or any aspect of any particular factor was favorable or unfavorable to the Wachovia board's ultimate determination. Rather, the Wachovia board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Wachovia's senior management and its financial and legal advisors. In considering the factors described above, individual members of Wachovia's board may have given different weight to different factors.

   As indicated above, following consultation with its senior management and its financial and legal advisors, the Wachovia board based its decision to reject the SunTrust proposal on a number of strategic and financial considerations regarding the relative long-term benefits of the SunTrust proposal versus the First Union merger. In light of this and because the Wachovia board concluded that a merger with SunTrust would not be an effective means of enhancing long-term shareholder value or achieving the board's strategic goals for the company, Wachovia did not request either of its financial advisors to render an opinion with respect to the fairness from a financial point of view of the exchange ratio proposed by SunTrust.

   As noted above, one Wachovia director, Morris W. Offit, who is also chief executive officer of a wholly owned subsidiary of Wachovia, dissented from the board's decision at its May 22 meeting to reject the SunTrust proposal and reaffirm its approval of the First Union merger. That director indicated that he was dissenting based on disagreements with the process surrounding the termination of the discussions with SunTrust in December 2000; his view that he was more comfortable with the SunTrust business model, which he viewed as more retail-oriented compared to the First Union model with its greater emphasis on capital markets activities; and his view that the cultural fit with SunTrust was better because of its focus on relationship-based banking while he regarded First Union as more focused on transactional-based services. No other Wachovia director, including any of the 13 independent directors (all of whom were present at the meeting), joined in his dissent on any point.

   Wachovia's board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding potential revenue enhancements, anticipated cost savings and earnings accretion. It should be noted that this explanation of the Wachovia board's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Forward-Looking Statements".

Cost Savings

   A factor considered by both First Union and Wachovia in deciding to enter into the merger agreement is First Union's and Wachovia's assessment that the combined company is projected to save about $890 million in costs annually by 2004 and beyond. These cost savings primarily relate to overlapping or duplicative technology systems, personnel functions and real property facilities. The projected annual cost savings were determined by both First Union and Wachovia management over the course of their due diligence review of each other's company. Senior management teams from functional business and staff units were matched with their counterparts and discussed strategy and similarities between the two organizations. From those discussions and using several underlying assumptions discussed below, each business unit provided a comprehensive analysis of the resources required to combine the two companies and the potential cost savings that could be generated following the merger. Following this business unit determination, support units were able to have more detailed discussions to formulate the resource requirements necessary to support the combined company. By comparing these resource requirements against current expenditures at each company, the support units were able to generate further cost savings projections from resources dedicated to duplicative support functions.

   The following chart illustrates an itemization of the combined company's projected annual cost savings for the years following the merger.

                                                                  Annual Cost
                                                                  Savings (in
                                                                   millions)
                                                                 --------------
                                                                 2002 2003 2004
                                                                 ---- ---- ----
Duplicative technology and operations functions................. $ 73  159  318
Duplicative staff unit functions................................  134  139  146
Business unit function reductions...............................  184  229  216
Facility consolidations.........................................    9   34   92
Purchasing synergies............................................   91  107  107
                                                                 ---- ---- ----
                                                                 $490 $668 $890

   The preceding chart illustrates that approximately 55% of the combined company's projected annual cost savings would be achieved in 2002, 75% achieved in 2003, and 100% achieved in 2004.

   The following discussion provides additional detail about the components of the projected cost savings illustrated in the preceding chart.

   Duplicative technology and operations functions. The projected annual cost savings from "duplicative technology and operations functions" results from:

  . reductions in duplicative support personnel required to maintain operations systems for the combined company,

  . reduced support needs for the decreased combined company employee base and facilities,

  .  cancellation of duplicative software and master licenses, and

  . reduced planned expenditures for data storage and processing due to excess capacity created by combining the two companies' technology and operations systems.

   Duplicative staff unit functions. The projected annual cost savings from "duplicative staff unit functions" result from job position reductions in administrative staff and corporate support functions where both Wachovia and First Union maintain functions that will be duplicative for the combined company. The projected annual cost savings from "duplicative technology and operations functions", "duplicative staff unit functions" and "business unit function reductions" (discussed below) are expected to total 7,000 job positions over the three-year transition period following the merger. Wachovia and First Union believe up to one-half of these work force reductions could occur through normal attrition during this three-year period following the merger. The remaining position reductions are expected to come from both First Union and Wachovia. Since the merger is structured as a merger-of-equals instead of an acquisition, the combined company will select the most qualified candidates from both companies, regardless of which company they worked for prior to the merger. Of the total 7,000 job positions projected to be impacted over the three-year transition period following the merger, we currently estimate that approximately 2,500 are in administrative staff and corporate support functions.

   Business unit function reductions. The projected annual cost savings from "business unit function reductions" result principally from job reductions due to job attrition, consolidations of the branch banking network and integration of other business lines. Of the total 7,000 job positions projected to be impacted over the three-year transition period following the merger, we currently estimate that approximately 4,300 are in business unit functions.

   Facility consolidations. The projected annual cost savings from "facility consolidations" result from the number of branch banking facilities that are expected to be consolidated by the combined company. We determined that there are approximately 325 Wachovia branch banking offices within 1 mile of a First Union branch banking office. The projected annual cost savings assume that these branch facilities will be combined, over the projected three-year integration period, so that the business of approximately 325 branch banking offices will be combined with a nearby branch banking office. The "surviving" branch banking offices will be comprised of both Wachovia and First Union banking branches (excluding those required to be divested). Neither First Union nor Wachovia has yet concluded which branches will be closed and which will be the "surviving" branches.

   In addition to combining branch banking offices, other facilities housing operations and data centers which provide support to business units may be combined with facilities housing similar operations and data center functions. As of the date of this document, neither First Union nor Wachovia has identified which of these facilities are to be closed and which are to be the "surviving" facilities.

   Purchasing synergies. The projected annual cost savings from "purchasing synergies" result from the combined company's stronger purchasing power and more favorable negotiated usage rates.

   The projected annual cost savings described in this document assume that the merger is completed in the third quarter of 2001, systems and technology conversions proceed in accordance with the projected merger transition plan over three years, and external factors do not unreasonably delay the merger.

   For more information about whether the combined company can achieve these cost savings estimates, see "Risk Factors" beginning on page 24 and "Forward-- Looking Statements" beginning on page 179.

Opinion of First Union's Financial Advisor

   First Union retained Merrill Lynch to act as its financial advisor in connection with the merger. On April 12, 2001, April 15, 2001 and May 21, 2001, First Union's board of directors held meetings, in which Merrill Lynch participated, to evaluate the proposed merger. At the meeting on April 15, 2001, Merrill Lynch rendered its oral opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio was fair, from a financial point of view, to First Union and to First Union's shareholders. This opinion was subsequently confirmed in writing. At the May 21, 2001 meeting, Merrill Lynch confirmed that the exchange ratio was fair, from a financial point of view, to First Union and to First Union's shareholders. Merrill Lynch has subsequently confirmed and updated its opinion by delivering to the board of directors of First Union a written opinion dated as of the date of this joint proxy statement-prospectus. In connection with its written opinion dated as of the date of this document, Merrill Lynch confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion. It also performed procedures to update certain of its analyses and reviewed the assumptions used in its analyses and the factors considered in connection with its earlier opinion.

   The full text of the Merrill Lynch opinion dated the date of this document, and that describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Appendix D to this document and is incorporated in this document by reference. First Union shareholders are urged to, and should, read Merrill Lynch's opinion carefully and in its entirety.

   Merrill Lynch's opinion is directed to First Union's board and addresses only the fairness, from a financial point of view, of the exchange ratio to First Union and First Union's shareholders. The opinion does not address any other aspect of the merger or any related transaction, nor does it constitute a recommendation to any shareholder as to how to vote at the meeting. The summary of the fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.

   In arriving at its opinion, Merrill Lynch, among other things:

  . reviewed publicly available business and financial information from government agencies and market sources relating to First Union and Wachovia that Merrill Lynch deemed to be relevant;

  . reviewed information relating to the respective businesses, earnings, assets, liabilities and prospects of First Union and Wachovia furnished to Merrill Lynch by First Union's senior management, as well as the amount and timing of the cost savings, revenue enhancements and related expenses expected to result from the merger furnished to Merrill Lynch by First Union's senior management;

  . conducted discussions with members of senior management and representatives of First Union and Wachovia concerning the matters described in the bullet points set forth above, as well as their respective businesses and prospects before and after giving effect to the merger and the expected cost savings, revenue enhancements and related expenses;

  . reviewed the market prices and certain valuation multiples for First Union common stock and Wachovia common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  . reviewed the respective publicly reported financial condition and results of operations of First Union and Wachovia and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  . compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  . participated in certain discussions among representatives of First Union and Wachovia and their respective financial and legal advisors with respect to the merger;

  .  reviewed the potential pro forma impact of the merger;

  . reviewed the merger agreement and the related stock option agreements provided to Merrill Lynch; and

  . reviewed other financial studies and analyses and took into account other matters that Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

   In rendering its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, or that was discussed with, or reviewed by or for Merrill Lynch, or that was publicly available. Merrill Lynch also did not assume any responsibility for independently verifying this information or undertake an independent evaluation or appraisal of the assets or liabilities of First Union or Wachovia, and Merrill Lynch has not been furnished any evaluation or appraisal on these matters.

   Merrill Lynch is not an expert in the evaluation of allowances for loan losses, and neither made an independent evaluation of the adequacy of the allowances for loan losses of First Union or Wachovia, nor reviewed any individual credit files of First Union or Wachovia nor been requested to conduct such a review. As a result, Merrill Lynch has assumed that the aggregate allowances for loan losses for both First Union and Wachovia are adequate to cover such losses and will be adequate on a pro forma basis for the combined company. In addition, Merrill Lynch did not assume any obligation to conduct, and Merrill Lynch did not conduct, any physical inspection of the properties or facilities of First Union or Wachovia. With respect to the financial and operating information, including, without limitation, valuations of contingencies and projections regarding under-performing or non-performing assets, net charge-offs, adequacy of reserves, future economic conditions and information on the cost savings, revenue enhancements and related expenses expected to result from the merger, in each case furnished to or discussed with Merrill Lynch by First Union or Wachovia, Merrill Lynch assumed that the information was reasonably prepared and reflects the best currently available estimates and judgments of the senior management of First Union and Wachovia as to the future financial and operating performance of First Union, Wachovia or the combined entity, as the case may be, and the expected cost savings, revenue enhancements and related expenses. Merrill Lynch's opinion is based upon market, economic and other conditions as in effect on, and on the information made available to Merrill Lynch as of, the date of its opinion.

   For purposes of rendering its opinion, Merrill Lynch assumed that, in all respects material to its analysis:

  . the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

  . the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

  . First Union and Wachovia will perform all of the covenants and agreements required to be performed by them under the merger agreement and any related documents;

  . all conditions to completing the merger will be satisfied without any waivers; and

  . in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of First Union, Wachovia or the combined entity, or on the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

   Merrill Lynch also assumed that the merger will be accounted for as a purchase under U.S. generally accepted accounting principles, which we refer to in this document as GAAP, and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch's opinion is not an expression of an opinion as to the prices at which shares of First Union common stock or shares of Wachovia common stock will trade following the announcement of the merger, or the prices at which the shares of common stock of the combined entity will trade following the completion of the merger.

   Analyses of Merrill Lynch

   In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, First Union and Wachovia. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Merrill Lynch opinion was among several factors taken into consideration by First Union's board in making its determination to adopt the plan of merger contained in the merger agreement and the merger. In addition, First Union's board did not rely on any single analysis in making its determination. Consequently, the analyses described below should not be viewed as determinative of the decision of First Union's board or management with respect to the fairness of the exchange ratio.

   The summary that follows is not a complete description of the analyses underlying the Merrill Lynch opinion or the presentation made by Merrill Lynch to First Union's board but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

   In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Merrill Lynch believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

   The following is a summary of the material financial analyses presented by Merrill Lynch to First Union's board at its meeting on April 12, 2001. At the time of this presentation, the exchange ratio proposed by First Union was 1.9, and Merrill Lynch's analyses were based on that exchange ratio. In light of the increase in the exchange ratio from 1.9 to 2.0 that was finally arrived at through the ongoing negotiations of various terms and conditions of the transaction between April 12 and April 15, 2001, which are described above under the heading "Background of the Merger", certain of the data that appear in the following summary have been updated from that presented to First Union's board on April 12, 2001 to take into account the agreed upon increase in the exchange ratio. As part of the meeting of First Union's board on April 15, 2001, Merrill Lynch noted the effect of the proposed increase of the exchange ratio on certain of the financial analyses previously presented to First Union's board, including the analyses summarized below under the heading "Pro Forma Financial Impact," but did not provide revised written presentation materials to First Union's board. Merrill Lynch rendered its fairness opinion to First Union's board on April 15, 2001 based on the 2-for-1 exchange ratio. Merrill Lynch has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion that follows.

   Calculation of Transaction Value. Merrill Lynch reviewed the terms of the merger. It noted that the exchange ratio of 2 shares of First Union common stock for each share of Wachovia common stock meant that the transaction had a per share value of $63.84 for each share of Wachovia common stock based upon the closing price of First Union of $31.92 on April 12, 2001. Merrill Lynch also noted that, based on the exchange ratio, the transaction also had an implied aggregate value of approximately $13 billion as of April 12, 2001.

   Contribution/Implied Exchange Ratio Analysis. Merrill Lynch also analyzed selected balance sheet, income statement, and stock market data of First Union and Wachovia to determine the estimated pro forma ownership of the combined entity based on each company's contributions. Merrill Lynch then used this data to determine the exchange ratio that would be required to equate pro forma ownership in a combined First Union/Wachovia with each institution's contribution of the specified criteria and against which the exchange ratio of
2.0 could be compared. Merrill Lynch's analysis illustrated that the exchange ratio approximated the implied exchange ratio derived from the analysis for each of the specified criteria. The results of Merrill Lynch's analysis are set forth in the following table.

   Factor                              Pro Forma Ownership
   ------                              --------------------    Implied
                                       First Union Wachovia Exchange Ratio
                                       ----------- -------- --------------
   Total Assets.......................    76.7%      23.3%      1.466x
   Total Deposits.....................    75.4       24.6       1.569
   Gross Loans........................    69.2       30.8       2.141
   Total Equity.......................    70.9       29.1       1.973
   Tangible Equity....................    69.7       30.3       2.091
   Current Market Capitalization......    71.9       28.1       1.886
   30 Day Average Market
    Capitalization....................    72.1       27.9       1.867
   60 Day Average Market
    Capitalization....................    71.2       28.8       1.953
   2001 Estimated Cash Income.........    72.2       27.8       1.856
   2002 Estimated Cash Income.........    73.0       27.0       1.780
   Discounted Dividend Analysis.......    73.0       27.0       1.780

   For the discounted dividend analysis referenced in the table, Merrill Lynch assumed a terminal multiple of 11.0x forward cash earnings, 10% earnings per share growth, and a 13% discount rate.

   Historical Market-for-Market Exchange Ratio Analysis. Merrill Lynch also analyzed the exchange ratio that existed between First Union common stock and Wachovia common stock for certain selected periods during the past year to illustrate the exchange ratio that existed between the companies' common stock for those periods and against which the exchange ratio of 2.0 could be compared. Merrill Lynch's analysis illustrated that the exchange ratio approximated the historical implied exchange ratio derived from the analysis for the selected periods. The results of Merrill Lynch's analysis are set forth in the following table.

                    Historical Implied
                      Exchange Ratio
             ---------------------------------
             Current (April 12, 2001)   1.886x
             Last 5 Days Average        1.865x
             Last 30 Days Average       1.867x
             Last 60 Days Average       1.953x
             Last 3 Months Average      1.962x
             Last 6 Months Average      1.939x
             Last Year Average          1.960x

   Peer Group Stock Trading Multiple Analysis. Merrill Lynch also reviewed and compared selected financial and stock market information of First Union and Wachovia to the publicly available corresponding data for the following publicly traded commercial banking organizations located throughout the United States that Merrill Lynch determined were comparable to First Union and
Wachovia:

  .  Bank of America Corporation          .  KeyCorp
  .  Bank One Corporation                 .  National City Corporation
  .  BB&T Corporation                     .  SunTrust Banks, Inc.
  .  Comerica Incorporated                .  The PNC Financial Services Group,
  .  Fifth Third Bancorp                     Inc.
  .  FleetBoston Financial Corporation    .  U.S. Bancorp
                                          .  Wells Fargo & Company

   The following table compares the information for First Union and Wachovia with corresponding mean data for the companies listed above for the purpose of evaluating First Union's and Wachovia's performance against those companies in the categories listed. The information is based on financial data at December 31, 2000, earnings per share estimates from First Call, and market prices as of April 12, 2001. The calculations of price-to-2001 and price-to-2002 estimated GAAP earnings per share are based on First Call estimated earnings per share calculated in accordance with GAAP. The calculations of price-to-2001 and price-to-2002 estimated cash earnings per share are based on First Call estimated earnings per share plus amortization of intangible assets per share. First Call is a recognized data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. Merrill Lynch's analysis illustrated that, when considering the stock market and financial data selected, both First Union and Wachovia were trading at multiples and values, or had other financial characteristics, approximating the comparable companies.

                                     Stock               Stock
                           Stock    Price/     Stock    Price/                            First Call
                          Price/     2001     Price/     2002    Stock   Stock            Projected
                           2001    Estimated   2002    Estimated Price/  Price/           Five Year
                         Estimated   Cash    Estimated   Cash     Book  Tangible Dividend EPS Growth
                         GAAP EPS     EPS    GAAP EPS     EPS    Value    Book    Yield      Rate
                         --------- --------- --------- --------- ------ -------- -------- ----------
First Union.............   12.4x     11.0x     11.2x     10.0x   2.04x   2.68x     3.0%      10.0%
Wachovia................   12.0x     11.1x     11.4x     10.3x   1.95x   2.42x     4.0%      10.0%
Merrill Lynch Selected
 Company Average........   13.7x     12.8x     12.2x     11.5x   2.64x   3.41x     3.0%      10.7%

   No company used in the analyses described above is identical to First Union, Wachovia, or the pro forma combined company. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading, or other values of the companies to which they are being compared. In addition, mathematical analyses, such as determining the average or median, are not of themselves meaningful methods of using comparable company data.

   Discounted Dividend Analysis--First Union. Merrill Lynch performed a discounted dividend analysis to estimate a range of present values per share of First Union common stock assuming First Union continued to operate as a stand-alone entity. This range was determined by adding (1) the present value, which is a representation of the current value of a sum that is to be received some time in the future, of the estimated future dividends that First Union could generate through December 31, 2006, and (2) the present value of the terminal value, which is a representation of the ongoing value of an entity at a specified time in the future, of First Union common stock.

   In calculating a terminal value of First Union common stock, Merrill Lynch applied multiples of 10.0x, 11.0x and 12.0x to year 2007 forecasted cash earnings. These multiples were used to approximate current stock market trading multiples for First Union. In performing this analysis, Merrill Lynch used First Call earnings per share estimates for 2001 and 2002. For periods after 2002, earnings per share were assumed to increase at projected annual long-term earnings growth rates of 8%, 9%, 10%, 11%, and 12%. These projected growth rates were used to approximate current analyst estimates of projected 5 year growth rates for First Union. The combined dividend stream and terminal value were then discounted back to March 31, 2001 using an assumed 13.0% cost of equity. Merrill Lynch viewed this rate as the appropriate discount rate for a company with First Union's risk characteristics.

   In performing this analysis, Merrill Lynch also assumed an annual asset growth rate for First Union of 5.0%, and further assumed that earnings in excess of those necessary to maintain First Union's tangible common equity ratio at 4.5% could be paid out as dividends. Based on the foregoing criteria and assumptions, Merrill Lynch determined that the stand-alone present value of the First Union common stock ranged from $30.68 to $40.24 per share. This data compared to the closing price of First Union's common stock of $31.92 on April 12, 2001, which value was within the range of values derived from the analysis performed by Merrill Lynch. The results of Merrill Lynch's analysis are set forth in the following table.

                                                                 Terminal Year
                                                                  Price/Cash
                                                               Earnings Multiple
                                                               -----------------
   5-Year Earnings Growth Rate                                 10.0x 11.0x 12.0x
   ---------------------------                                 ----- ----- -----
    8.0%...................................................... 30.68 32.70 34.77
    9.0....................................................... 31.80 33.92 36.03
   10.0....................................................... 32.96 35.17 37.39
   11.0....................................................... 34.16 36.47 38.79
   12.0....................................................... 35.40 37.82 40.24

   Discounted Dividend Analysis--Wachovia. Merrill Lynch also performed a discounted dividend analysis to estimate a range of present values per share of Wachovia common stock assuming Wachovia continued to operate as a stand-alone entity. As was the analysis performed with regard to First Union, this range was determined by adding (1) the present value of the estimated future dividend stream that Wachovia could generate through December 31, 2006, and (2) the present value of the terminal value of Wachovia common stock.

   In calculating a terminal value of Wachovia common stock, Merrill Lynch again applied multiples of 10.0x, 11.0x and 12.0x to year 2007 forecasted cash earnings. These multiples were used to approximate current stock market trading multiples for Wachovia. In performing this analysis, Merrill Lynch used First Call earnings per share estimates for 2001 and 2002. As with the analysis performed with regard to First Union, for periods after 2002, earnings per share were assumed to increase at projected annual long-term earnings growth rates of 8%, 9%, 10%, 11%, and 12%. These projected growth rates were used to approximate current analyst estimates of projected 5 year growth rates for Wachovia. The combined dividend stream and terminal value were also then discounted back to March 31, 2001 using the same assumed 13% cost of equity that Merrill Lynch used in its analysis for First Union, which rate Merrill Lynch also viewed as the appropriate discount rate for a company with Wachovia's risk characteristics.

   In performing this analysis, Merrill Lynch also assumed an annual asset growth rate for Wachovia of 5.0%, and further assumed that earnings in excess of those necessary to maintain Wachovia's tangible common equity ratio at 7.0% could be paid out as dividends. Based on the foregoing criteria and assumptions, Merrill Lynch determined that the stand-alone present value of the Wachovia common stock ranged from $54.08 to $72.24 per share. This data compared to the closing price of Wachovia's common stock of $60.20 on April 12, 2001, which value was within the range of values derived from the analysis performed by Merrill Lynch. The results of Merrill Lynch's analysis are set forth in the following table.

                                                                 Terminal Year
                                                                  Price/Cash
                                                               Earnings Multiple
                                                               -----------------
   5-Year Earnings Growth Rate                                 10.0x 11.0x 12.0x
   ---------------------------                                 ----- ----- -----
    8.0%...................................................... 54.08 57.96 61.85
    9.0....................................................... 56.19 60.25 64.31
   10.0....................................................... 58.38 62.62 66.86
   11.0....................................................... 60.64 65.07 69.50
   12.0....................................................... 62.97 67.60 72.24

   The discounted dividend analyses of First Union and Wachovia do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The discount rates applied to First Union and Wachovia referred to in these paragraphs above were based on several factors, including the financial advisor's knowledge of each of First Union and Wachovia and the industry in which they operate, the business risk of each company and the overall interest rate environment as of April 12, 2001. The asset growth rates applied for First Union and Wachovia took into consideration several factors, including the historical asset growth rate of each of First Union and Wachovia as well as projected long-term growth rates. Dividend discount analysis is a widely used valuation methodology, but the results of this methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

   Pro Forma Financial Impact. Based on the 2-for-1 exchange ratio, Merrill Lynch also analyzed the pro forma per share financial impact of the merger on First Union's and Wachovia's cash earnings per share and GAAP earnings per share. For purposes of this analysis, Merrill Lynch assumed the effectiveness of certain anticipated modifications to GAAP that are expected to take effect at the end of 2001. The anticipated modifications to GAAP assume that all new and existing goodwill will cease being amortized and instead be reviewed for impairment when an event or series of events occur indicating that goodwill might be impaired. Merrill Lynch also analyzed the pro forma financial impact of the merger on return on common equity, cash return on tangible common equity, Tier 1 leverage, and tangible common equity to assets for the combined entity. Merrill Lynch further analyzed the pro forma per share financial impact of the merger on First Union's and Wachovia's dividend payment, book value, and tangible book value. The analysis indicated that the impact of the merger would be accretive, or additive, for both First Union and Wachovia on a cash and GAAP earnings per share basis. The analysis further indicated that the merger would be neutral to First Union's dividend payment and dilutive to, or decrease, Wachovia's dividend payment, accretive to both First Union's and Wachovia's book value per share, and dilutive to both First Union's and Wachovia's tangible book value per share. The following table sets forth the results of Merrill Lynch's analyses.

                                                               2002  2003  2004
                                                               ----  ----  ----
   Cash EPS Impact
    First Union...............................................  3.7%  5.3%  7.1%
    Wachovia.................................................. 15.2  17.4  19.8
   GAAP EPS Impact
    First Union...............................................  0.0%  2.5%  5.4%
    Wachovia..................................................  9.1  12.8  16.6
   Key Ratios
    Return on Common Equity................................... 14.5% 15.0% 15.4%
    Cash Return on Tangible Common Equity..................... 25.5  24.1  23.0
    Tier 1 Leverage........................................... 6.11% 6.65% 7.26%
    Tangible Common Equity/Assets............................. 5.24  5.83  6.48

   Per Share Impact at Closing                           First Union  Wachovia
                                                         -----------  --------
    Dividend Impact.....................................           0%   (20.00)%
    Book Value Per Share................................       17.72     17.19
    Tangible Book Value Per Share.......................      (16.04)   (18.74)

   The analysis was based on First Call earnings estimates for First Union and Wachovia, and estimated pre-tax cost savings of $890 million realized approximately 55% in 2002, 75% in 2003, and 100% in 2004. In analyzing the pro forma financial impact of the merger, Merrill Lynch also assumed that there would be an estimated one time, pre-tax restructuring charge of $1.45 billion, or 163% of fully-realized synergies (with an associated additional $450 million pre-tax credit related charge), and approximately $2 billion in deposit divestitures (with associated foregone income of $30 million after-tax annually).

   Internal Rate of Return Analysis. Merrill Lynch also performed an internal rate of return analysis for First Union based on the 2-for-1 exchange ratio. An internal rate of return analysis measures the expected return on investment and, with regard to the analysis performed by Merrill Lynch, took into account the criteria and assumptions referenced below.

   In performing this analysis, Merrill Lynch assumed, in addition to the assumptions set forth in the immediately preceding paragraph, an annual asset growth rate for the pro forma combined company of 5.0%. Merrill Lynch also assumed cash inflows through December 31, 2006 were equal to earnings in excess of those necessary to maintain the pro forma combined company's tangible common equity ratio at 5.0% adjusted for First Union's estimated pro forma ownership of the combined company. Merrill Lynch further assumed that the final cash inflow in 2006 included a terminal value for the pro forma combined company based on multiples of 11.0x and 12.0x 2007 forecasted cash earnings, also adjusted for First Union's estimated pro forma ownership of the combined company. Merrill Lynch further calculated that the initial cash outflow was equal to First Union's contribution to the estimated pro forma market capitalization of the combined company in addition to the estimated market premium to Wachovia. Based on the foregoing criteria and assumptions, Merrill Lynch estimated internal rates of return to First Union from 18.7% to 20.4%.

   The actual operating and financial results achieved by the pro forma combined company may vary from projected results and variations may be material as a result of business and operational risks, and the timing, amount and costs associated with achieving cost savings and revenue enhancements, if any, as well as other factors.

   First Union retained Merrill Lynch based upon its experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   In addition, in the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of First Union and its affiliates and Wachovia and its affiliates for their own account and/or the accounts of their respective customers, and, accordingly, may at any time hold long or short positions in these securities. As of June 12, 2001, Merrill Lynch held through its retail brokerage accounts 36,945,735 shares of First Union common stock and 5,315,361 shares of Wachovia common stock. Merrill Lynch does not hold any of these shares as principal, which means that the voting and disposition power generally is held by the retail owner of the shares. In the past two years, Merrill Lynch has provided to First Union and Wachovia financial advisory, investment banking and other services unrelated to the proposed merger, for which services Merrill Lynch has received fees. Merrill Lynch may provide these types of services to the combined company in the future and receive fees for those services.

   Pursuant to a letter agreement between First Union and Merrill Lynch, dated as of April 9, 2001, First Union agreed to pay Merrill Lynch for financial advisory services rendered through the closing of the merger (1) a fee of $5 million upon the execution of the letter agreement, and (2) a fee of $15 million payable in cash upon the closing of the merger. First Union also agreed, among other things, to reimburse Merrill Lynch for certain expenses incurred in connection with the services provided by Merrill Lynch, and to indemnify Merrill Lynch and its affiliates from and against certain liabilities and expenses, which may include certain liabilities under federal securities laws, in connection with its engagement.

Opinion of Wachovia's Financial Advisors

 Credit Suisse First Boston

   Credit Suisse First Boston has acted as Wachovia's lead financial advisor in connection with the merger. Wachovia selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   In connection with Credit Suisse First Boston's engagement, Wachovia requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of Wachovia common stock of the exchange ratio provided for in the First Union/Wachovia merger. On April 15, 2001, at a meeting of Wachovia's board of directors, Credit Suisse First Boston rendered to Wachovia's board an oral opinion, which opinion was confirmed by delivery of a written opinion dated April 15, 2001, the date of the merger agreement, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Wachovia's common stock. On May 22, 2001, at a meeting of Wachovia's board of directors, Credit Suisse First Boston rendered to Wachovia's board an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 22, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Wachovia common stock. Credit Suisse First Boston has confirmed its opinion dated May 22, 2001 by delivery of a written opinion dated the date of this joint proxy statement-prospectus. In connection with its opinion dated the date of this joint proxy statement-prospectus, Credit Suisse First Boston updated the analyses performed in connection with its earlier opinion and reviewed the assumptions on which the analyses were based and the factors considered in connection with its opinion.

   The full text of Credit Suisse First Boston's written opinion, dated the date of this joint proxy statement-prospectus, to Wachovia's board of directors, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix E and is incorporated into this document by reference. Holders of Wachovia common stock are urged to, and should, read this opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to Wachovia's board of directors and relates only to the fairness of the exchange ratio from a financial point of view, does not address any other aspect of the proposed merger or any related transaction and does not constitute a recommendation to any shareholder as to the form of consideration the shareholder should elect to receive or as to any matters relating to the First Union/Wachovia merger. The summary of Credit Suisse First Boston's opinion in this document is qualified in its entirety by reference to the full text of the opinion.

   In arriving at its opinion, Credit Suisse First Boston reviewed publicly available business and financial information relating to Wachovia and First Union, as well as the merger agreement and related documents. Credit Suisse First Boston also reviewed other information relating to Wachovia and First Union provided to or discussed with Credit Suisse First Boston by Wachovia and First Union, including publicly available financial forecasts for Wachovia and First Union, and met with the managements of Wachovia and First Union to discuss the businesses and prospects of Wachovia and First Union. Credit Suisse First Boston also considered financial and stock market data of Wachovia and First Union, and compared that data with similar data for other publicly held companies in businesses similar to Wachovia and First Union and considered, to the extent publicly available, the financial terms of other business combinations and transactions that have been effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. Credit Suisse First Boston also considered the views of Wachovia's and First Union's managements concerning the business, operational and strategic benefits and implications of the merger, including financial forecasts provided to Credit Suisse First Boston by Wachovia and First Union relating to the synergistic values and operating cost savings expected to be achieved through the combination of the operations of Wachovia and First Union.

   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. Credit Suisse First Boston reviewed and discussed with the managements of Wachovia and First Union publicly available financial forecasts relating to Wachovia and First Union and was advised, and assumed, that the forecasts represent reasonable estimates and judgments as to the future financial performance of Wachovia and First Union. In addition, Credit Suisse First Boston relied, without independent verification, upon the estimates and judgments of the managements of Wachovia and First Union as to the potential cost savings and other potential synergies, including the amount, timing and achievability of those cost savings and synergies, anticipated to result from the merger. Wachovia also advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, that the merger would be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston assumed, with Wachovia's consent, that in the course of obtaining the necessary regulatory and third party approvals and consents for the merger, no modification, delay, limitation, restriction or condition would be imposed that would have a material adverse effect on the expected benefits of the merger. Wachovia also advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, that the merger would be consummated in accordance with the terms of the merger agreement, without waiver, amendment or modification of any material term, condition or agreement contained in the merger agreement.

   Credit Suisse First Boston was not requested to conduct, and did not conduct, a review of individual credit files or make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Wachovia or First Union, nor was Credit Suisse First Boston furnished with any evaluations or appraisals, including loan or lease portfolios or the allowances for losses with respect to loan or lease portfolios, and Credit Suisse First Boston was advised and therefore assumed that allowances for losses with respect to loan or lease portfolios for Wachovia and First Union, as adjusted in connection with the merger, will be in the aggregate adequate to cover the losses with respect to loan or lease portfolios. Credit Suisse First Boston's opinion did not address the relative merits of the merger as compared to other business strategies that may be available to Wachovia (including but not limited to any proposal received from SunTrust) or the effect of any other transaction in which Wachovia might engage, nor did it address the underlying business decision of Wachovia to engage in the First Union/Wachovia merger. Credit Suisse First Boston's opinion was necessarily based upon information available to it, and financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. In connection with its engagement,

Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Wachovia. Credit Suisse First Boston did not express any opinion as to the actual value of First Union common stock or the DEPs when issued pursuant to the First Union/Wachovia merger or the prices at which First Union common stock or the DEPs would trade at any time.

   Although Credit Suisse First Boston evaluated the exchange ratio from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the First Union/Wachovia merger, which consideration was determined between Wachovia and First Union. Wachovia's board of directors imposed no other limitations on Credit Suisse First Boston with respect to investigations made or procedures followed in rendering its opinion.

   In preparing its opinion to Wachovia's board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below performed by Credit Suisse First Boston in connection with its opinion dated May 22, 2001. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Credit Suisse First Boston arrived at its ultimate opinion based on the results of all of the analyses undertaken by it and assessed as a whole. Credit Suisse First Boston did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Rather, Credit Suisse First Boston believed that the totality of the factors considered and analyses performed by Credit Suisse First Boston in connection with its opinion operated collectively to support its determination as to the fairness to the holders of Wachovia common stock of the exchange ratio in the merger from a financial point of view. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

   In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wachovia and First Union. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to Wachovia or First Union or the proposed First Union/Wachovia merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed.

   The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

   Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by Wachovia's board of directors in its evaluation of the proposed First Union/Wachovia merger and should not be viewed as determinative of the views of Wachovia's board of directors or management with respect to the First Union/Wachovia merger or the exchange ratio.

   The following is a summary of the material financial analyses underlying Credit Suisse First Boston's opinion dated May 22, 2001 delivered to Wachovia's board of directors in connection with the merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

   Exchange Ratio Analysis. Credit Suisse First Boston reviewed the ratio of the closing price of Wachovia common stock divided by the closing price of First Union common stock on April 12, 2001, the last day of trading before public announcement of the First Union/Wachovia merger, referred to as the current market, and the average of this ratio computed over various periods ended April 12, 2001. Credit Suisse First Boston then calculated the fully diluted ownership of Wachovia's shareholders in the combined company implied by the current market and the average of the ratios over these various periods.

   This analysis indicated a range of average exchange ratios of 1.791x to 1.973x over the various periods as compared to the 2.0 exchange ratio in the First Union/Wachovia merger, as indicated in the following table:

                                                              Implied Wachovia
                                          Average Exchange     Fully Diluted
   Period Prior to April 12, 2001         Ratio Over Period Ownership Percentage
   ------------------------------         ----------------- --------------------
   Current market........................      1.886x               26%
   5 day average.........................      1.865x               26%
   30 day average........................      1.867x               26%
   90 day average........................      1.973x               27%
   1 year average........................      1.963x               27%
   2 year average........................      1.932x               27%
   3 year average........................      1.791x               25%

   Contribution Analysis. Credit Suisse First Boston computed the relative contributions of Wachovia and First Union to the net loans, total assets, and total deposits as of December 31, 2000, and common equity and tangible common equity as of March 31, 2001, estimated net income for calendar years 2001 and 2002 and market values for various periods ending April 12, 2001, of the combined company. Estimated financial data for Wachovia and First Union was based on research analysts' estimates adjusted, in the case of Wachovia, for the acquisition of Republic Security Financial Corp., the sale of Wachovia's credit card business and the use of proceeds from the sale for share repurchase, and in the case of First Union, for the divestiture of deposits in certain branches which was pending December 31, 2000. Credit Suisse First Boston then computed the pro forma ownership of Wachovia's and First Union's shareholders in the combined company implied by each company's relative contribution, the resulting implied exchange ratios and the premium/(discount) implied by the 2.0 exchange ratio in the First Union/Wachovia merger.

   This analysis indicated a range of pro forma ownership of Wachovia's shareholders in the combined company of 22.1% to 29.7% as compared to 27.1% in the First Union/Wachovia merger and a range of implied exchange ratios of 1.50x to 2.24x as compared to the 2.0 exchange ratio in the First Union/Wachovia merger, as indicated in the following table:

                                                                    Implied
                                                                ----------------
                                           Wachovia First Union Exchange
                                              %          %       Ratio   Premium
                                           -------- ----------- -------- -------
   Loans, Net.............................   29.7%     70.3%      2.24x     12%
   Total Assets...........................   22.1      77.9       1.50     (25)
   Total Deposits.........................   24.6      75.4       1.72     (14)
   Common Equity..........................   27.3      72.7       2.02       1
   Tangible Common Equity.................   28.0      72.0       2.09       4
   2001E Net Income--GAAP.................   26.1%     73.9%      1.90x     (5)%
   2002E Net Income--GAAP.................   26.1      73.9       1.90      (5)
   2001E Net Income--Cash.................   25.3      74.7       1.82      (9)
   2002E Net Income--Cash.................   25.4      74.6       1.83      (9)
   4/12/2001 Market Value.................   26.3%     73.7%      1.89x     (5)%
   5 Day Average Market Value.............   26.1      73.9       1.87      (6)
   30 Day Average Market Value............   26.1      73.9       1.87      (6)
   90 Day Average Market Value............   27.2      72.8       1.97      (2)
   Ownership..............................   27.1      72.9       2.00     --

   Credit Suisse First Boston also noted that the exchange ratio implied by the various operational metrics represented a range of premiums/(discounts) of approximately (25%) to 12% to the 2.0 exchange ratio in the First
Union/Wachovia merger, as indicated in the above table.

   Comparable Companies Trading Multiples Comparison. Credit Suisse First Boston compared financial, operating and stock market data of Wachovia, First Union and the following 8 publicly traded companies in the commercial banking industry:

  .  Bank of America Corp.

  .  Bank One Corporation

  .  BB&T Corp.

  .  FleetBoston Financial Corporation

  .  National City Corporation

  .  PNC Financial Services Group Inc.

  .  U.S. Bancorp

  .  Wells Fargo & Company

   Credit Suisse First Boston compared stock prices as a multiple of estimated calendar years 2001 and 2002 earnings per share and as a multiple of book and tangible book values per share for the quarter ended March 31, 2001. Credit Suisse First Boston also compared the returns on assets, the returns on equity, net interest margins and efficiency ratios for the quarter ended December 31, 2000. All multiples were based on closing stock prices on May 18, 2001. Estimated financial data for Wachovia, First Union and the selected banking industry companies were based on research analysts' estimates adjusted, in the case of Wachovia, for the acquisition of Republic Security Financial Corp., the sale of Wachovia's credit card business and the use of proceeds from the sale for share repurchase, and in the case of First Union, for the divestiture of deposits in certain branches pending as of December 31, 2000, and in the case of FleetBoston Financial Corporation and U.S. Bancorp, for then pending acquisitions.

   The multiples for Wachovia and First Union relative to the average multiples for the selected banking industry companies were as follows:

                                                                        Selected
                                                                 First  Companies
                                                        Wachovia Union   Average
                                                        -------- -----  ---------
   Price to:
     2001E EPS.........................................   12.0x  11.9x    13.8x
     2002E EPS.........................................   12.1   10.9     12.3
     Book Value........................................   1.97   1.88     2.61
     Tangible Book Value...............................   2.47   2.44     3.69
   ROA.................................................   1.27%  1.14%     --
   ROE.................................................   15.8   18.4      --
   Net Interest Margin.................................   3.10   3.47      --
   Efficiency Ratio....................................   59.8   64.4      --

   The above data was reviewed with the Wachovia board of directors not for comparative purposes with respect to the 2.0 exchange ratio in the First Union/Wachovia merger, but rather for informational purposes.

   Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow analysis of Wachovia and First Union using an equity dividend discount model, which is a valuation model that arrives at a common stock valuation by calculating the present value of future dividends that Wachovia and First Union could generate for fiscal years 2001 through 2006, based on research analysts' estimates adjusted, in the case of Wachovia, for the acquisition of Republic Security Financial Corp., the sale of Wachovia's credit card business and the use of proceeds from the sale for share repurchase, and in the case of First Union, for the divestiture of deposits in certain branches pending December 31, 2000. Credit Suisse First Boston calculated a range of estimated terminal values by applying multiples ranging from 10.0x to 12.0x, based on comparable companies trading ranges, Wachovia's and First Union's projected fiscal year 2006 net income. "Present value" means the current value of future cash flows obtained by discounting such future cash flows by a rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors. The present value of the excess equity and terminal values, which is equivalent to the projected 2006 value per share, were calculated using a discount rate of 11.0%, which Credit Suisse First Boston viewed as the appropriate discount rate for Wachovia's and First Union's risk characteristics, and a target tangible leverage ratio of 7.5% for Wachovia and 6.0% for First Union. "Tangible leverage ratio" refers to common stockholders' equity minus all intangibles divided by total assets minus all intangibles.

   This analysis indicated an implied per share equity reference range for Wachovia of approximately $59.47 to $67.29, as compared to the closing price of Wachovia common stock on April 12, 2001, the last trading day before public announcement of the First Union/Wachovia merger, of $60.20, as indicated in the following table. This analysis indicated an implied per share equity reference range for First Union of approximately $30.48 to $34.64 as compared to the closing price of First Union common stock on April 12, 2001 of $31.92, as indicated in the following table.

                                                Implied Per Share Equity Value
                                               Reference Range Based on an 11%
                                                        Discount Rate
                                               --------------------------------
                          April 12, 2001 Price   10.0x      11.0x      12.0x
                          -------------------- ---------- ---------- ----------
   Wachovia..............        $60.20        $    59.47   $  63.38 $    67.29
   First Union...........        $31.92        $    30.48 $    32.56 $    34.64

   Precedent Transaction Analysis. Credit Suisse First Boston reviewed 7 merger transactions since 1994 involving companies in the commercial banking industry. Credit Suisse First Boston calculated the premium of the exchange ratio in the selected transactions to the ratio of the average stock price for the parties in the selected transactions over the one week period prior to the announcement of the transaction and calculated the resulting ownership percentages of the constituent shareholders in the combined company. Credit Suisse First Boston then compared the results of this analysis to corresponding data for the First Union/Wachovia merger.

   This indicated a range of premiums/(discounts) in the selected merger transactions of approximately (2%) to 21% as compared to the implied premium for Wachovia common stock of 6% based on the 2.0 exchange ratio in the First Union/Wachovia merger and the closing price of Wachovia common stock on April 12, 2001, as indicated in the following table:

                                                                Smaller
                                                       Board    Co. Gets
                         Announce Market  Ownership Composition   CEO
                           Date   Premium    (%)        (%)     Position       Name        Headquarters
                         -------- ------- --------- ----------- -------- ----------------- -------------
First Union/Wachovia....   4/01       6%   73%/27%     50/50       No    Wachovia          Charlotte
                                                                         Corporation
Fleet Financial Group
 Inc./BankBoston
 Corporation............   3/99      21     60/40      55/45       No    FleetBoston       Boston
                                                                         Financial
                                                                         Corporation
Wells Fargo & Company/
 Norwest Corp. .........   6/98       9     53/47      50/50      Yes    Wells Fargo &     San Francisco
                                                                         Company
NationsBank Corp./
 BankAmerica Corp. .....   4/98      (2)    55/45      55/45       No    Bank of America   Charlotte
                                                                         Corp.
Banc One Corp./First
 Chicago NBD
 Corporation............   4/98      11     58/42      50/50       No    Bank One          Chicago
                                                                         Corporation
Travelers Group Inc./
 Citicorp...............   4/98      10     50/50      50/50     Co-CEO  Citigroup Inc.    New York
Chemical Banking Corp./
 The Chase Manhattan
 Corporation............   8/95       8     57/43      57/43       No    The Chase         New York
                                                                         Manhattan
                                                                         Corporation
First Chicago Corp./
 NBD Bancorp, Inc. .....   7/95      (2)    51/49      50/50      Yes    First Chicago NBD Chicago
                                                                         Corporation

   As indicated in the table above, Credit Suisse First Boston also reviewed the selected transactions with respect to the composition of the board of directors of the combined company, the affiliation of the chief executive officer of the combined company, the name of the combined company and the headquarters of the combined company. This data was reviewed with the Wachovia board of directors not for comparative purposes with respect to the 2.0 exchange ratio in the First Union/Wachovia merger, but rather for informational purposes.

   Merger Consequences. Credit Suisse First Boston analyzed the potential pro forma effect of the First Union/Wachovia merger on Wachovia's and First Union's estimated earnings per share for calendar years 2002 through 2004, based on research analysts' estimates and incorporating the impact of potential synergies and anticipated deposit divestitures. This analysis was based on estimated cost savings of $825 million and a straight-line amortization of core deposit intangibles. Based on the 2.0 exchange ratio and under anticipated modifications to GAAP (the modifications are expected to take effect at the end of 2001 and it is assumed that after the modifications become effective all new and existing goodwill will cease being amortized and instead be reviewed for impairment when an event or series of events occur indicating that goodwill might be impaired), this analysis indicated that, except in the case of First Union's estimated earnings per share in calendar year 2002, the First Union/Wachovia merger could be accretive to Wachovia's and First Union's GAAP and cash earnings per share in each of the years analyzed, as indicated in the following table:

                                                              2002   2003  2004
                                                              ----   ----  ----
   Impact to Wachovia:
     Accretion/(Dilution)--proposed GAAP.....................  9.7%  12.2% 14.4%
     Accretion/(Dilution)--CASH.............................. 14.4   16.4  18.3
   Impact to First Union:
     Accretion/(Dilution)--proposed GAAP..................... (1.7)%  0.9%  3.1%
     Accretion/(Dilution)--CASH..............................  2.5    4.7   6.6

   The actual results achieved by the combined company may vary from projected results and the variation may be material.

   Miscellaneous. Wachovia has agreed to pay Credit Suisse First Boston for its financial advisory services in connection with the First Union/Wachovia merger an aggregate fee of $30 million, $20 million of which is payable upon consummation of the merger. Wachovia also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including reasonable fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

   Credit Suisse First Boston and its affiliates in the past have provided, and may in the future provide, investment banking and financial services to Wachovia and First Union unrelated to the First Union/Wachovia merger, for which services Credit Suisse First Boston and its affiliates have received, and expect to receive, compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Wachovia and First Union for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

 Goldman Sachs

   Goldman Sachs was retained to act as financial advisor to Wachovia in connection with the merger. At a meeting of Wachovia's board held on May 22, 2001, Goldman Sachs rendered its oral opinion, which was subsequently confirmed in writing, to the effect that, based upon and subject to the considerations set forth in the opinion and based upon such other matters as Goldman Sachs considered relevant, as of May 22, 2001, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Wachovia common stock. Goldman Sachs also noted that, pursuant to the merger agreement, each holder of Wachovia common stock will receive at the option of each holder either a cash payment of $0.48 for each share of Wachovia common stock or two dividend equalization preferred shares, or DEPs, of First Union for each share of Wachovia common stock. Goldman Sachs has delivered to Wachovia's board a substantially identical written opinion dated the date of this joint proxy statement-prospectus, confirming its opinion dated May 22, 2001.

   You should consider the following when reading the discussion of the opinion of Goldman Sachs below:

  . We urge you to read carefully the entire opinion of Goldman Sachs, which is contained in Appendix F of this document and is incorporated by reference. The description of Goldman Sachs' opinion set forth below is qualified in its entirety by reference to the entire opinion.

  . Goldman Sachs' advisory services and its opinion were provided for the information and assistance of Wachovia's board in connection with its consideration of the merger.

  . Goldman Sachs' opinion does not constitute a recommendation as to how any holder of Wachovia common stock should vote with respect to the merger or what election any holder should make as to whether to receive the cash payment or the DEPs pursuant to the transaction.

  . Goldman Sachs' opinion does not address the relative merits of the merger as compared to any alternative business transaction that might be available to Wachovia, nor does it address the underlying business decision of Wachovia to engage in the merger. In particular, Goldman Sachs was not requested to and did not render an opinion concerning the fairness from a financial point of view of the SunTrust proposal.

   In arriving at its opinion, Goldman Sachs:

  . reviewed the merger agreement;

  . reviewed the registration statement on Form S-4 of First Union, as filed with the SEC;

  . reviewed the Annual Reports to shareholders and Annual Reports on Form
    10-K of Wachovia and First Union for the five years ended December 31, 2000;

  . reviewed certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Wachovia and First Union; and

  . reviewed certain other communications from Wachovia and First Union to their respective shareholders.

   Goldman Sachs also held discussions with members of the senior managements of Wachovia and First Union regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs:

  . examined certain internal financial analyses and forecasts for Wachovia and First Union prepared by their respective managements, including certain cost savings, operating synergies, and the impact of certain divestitures projected by the managements of First Union and Wachovia to result from the proposed merger;

  . reviewed the letter dated May 14, 2001 from SunTrust to Wachovia with respect to a possible transaction between SunTrust and Wachovia and related public filings of SunTrust;

  . reviewed the reported price and trading activity for Wachovia common stock and First Union common stock;

  . compared certain financial and stock market information for Wachovia and First Union with similar information for certain other companies the securities of which are publicly traded;

  . reviewed the financial terms of certain recent business combinations in the commercial banking industry specifically and in other industries generally; and

  . performed such studies and analyses as Goldman Sachs considered appropriate.

   Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed that the internal financial analyses and forecasts for Wachovia and First Union prepared by their respective managements as well as the cost savings, operating synergies and the impact of certain divestitures projected by the managements of Wachovia and First Union to result from the merger were reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of Wachovia and First Union, and that these forecasts and synergies will be realized in the amounts and at the times contemplated.

   Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to loan and lease portfolios and has assumed, with the consent of Wachovia's board, that such allowances for Wachovia and First Union (which take into account adjustments of such allowances in connection with the merger) are each in the aggregate adequate to cover all such losses with respect to loan and lease portfolios. In addition, Goldman Sachs did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any hedge or derivative positions) of Wachovia and First Union and it was not furnished with any such evaluation or appraisal of those assets and liabilities. Goldman Sachs also assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the transaction contemplated by the merger agreement will be obtained without any adverse effect on Wachovia or First Union or on the expected benefits of the transaction contemplated by the merger agreement. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or a business combination with Wachovia.

   The following is a summary of the material analyses performed by Goldman Sachs in arriving at its opinion as presented at the May 22, 2001 Wachovia board meeting, and does not purport to be a complete description of the analyses performed by Goldman Sachs. Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as it existed at or prior to May 18, 2001, the second-to-last trading day prior to the date on which Goldman Sachs made its presentation to Wachovia's board, and is not necessarily indicative of current or future market conditions. You should understand that the order of analyses, and results of those analyses, described below is not intended to indicate any relative importance given to those analyses by Goldman Sachs. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the text of each summary. Goldman Sachs has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion that follows.

   Precedent Transactions Analysis. Goldman Sachs analyzed publicly available financial, operating and stock market information for six selected comparable "merger-of-equal" transactions in the commercial banking industry, including:

  . Fleet/BankBoston

  . Wells Fargo/Norwest

  . Banc One/First Chicago NBD

  . NationsBank/BankAmerica

  . Travelers/Citicorp

  . Chemical/Chase

Goldman Sachs calculated the premium to the stock price for the last trading day prior to the announcement of the transaction implied by the exchange ratio for the precedent transaction, the price-to-earnings (or P/E) multiples of the constituent corporations based on the market price for the stock as of the last trading day prior to the announcement of the transaction and the estimated earnings as of the year of the announcement and the resulting ownership percentages of the constituent shareholders in the combined company. Goldman Sachs then compared the results of this analysis to corresponding data for the First Union/Wachovia merger and, with respect to calculating P/E ratios for Wachovia and First Union, relied on median 2001 earnings-per-share (or EPS) estimates of $2.58 for First Union and $4.82 for Wachovia as published by First Call Corporation (which publishes summaries of financial forecasts made by various investment banking firms). Goldman Sachs also reviewed certain non-financial terms of the precedent transactions, including a review of the respective affiliations of the chairman and chief executive officer of the combined company, the composition of the board of directors of the combined company and the name of the combined company.

   The results of these analyses and reviews are summarized in the following table:

                 First                                 Banc One/
                Union/      Fleet/     Wells Fargo/  First Chicago  NationsBank/   Travelers/ Chemical/
               Wachovia   BankBoston     Norwest          NBD        BankAmerica    Citicorp    Chase
              ----------- ----------- -------------- ------------- --------------- ---------- ---------
Premium to       6% to      13% to       7.3% to        6.4% to       At market      8% to      7% to
 Market        Wachovia   BankBoston   Wells Fargo   First Chicago                  Citicorp    Chase
                                         (30 day
                                      average price)
P/E Ratios    12.4x/12.5x 15.6x/14.7x   23.9x/20x     16.9x/17.7x    16.4x/17.7x   19x/15.2x  8.8x/9.6x
Pro Forma     72.5%/27.5%   62%/38%      53%/47%        60%/40%        55%/45%      50%/50%    58%/42%
Ownership
  Chairman/   Chairman--   Chairman     Chairman--    Chairman--     Chairman--    Co-CEOs--  Chairman
    CEO        Wachovia;    & CEO--    Wells Fargo;      First      NationsBank;   Travelers,  & CEO--
Arrangements    Pres. &     Fleet;       Pres. &        Chicago        Pres. &      Citicorp  Chemical;
                 CEO--      Pres. &       CEO--          NBD;           CEO--                  Pres. &
              First Union    COO--       Norwest        Pres. &      BankAmerica                CEO--
                          BankBoston                     CEO--                                   CMB
                                                       Banc One
Board of        50%/50%     55%/45%      50%/50%        50%/50%        55%/45%      50%/50%    56%/44%
Directors
Name           Wachovia      Fleet     Wells Fargo     Bank One    Bank of America Citigroup    Chase

   As set forth in the above table, the premium-to-market in the selected precedent transactions ranged from 0% to 13% and the 6% premium-to-market for Wachovia shareholders was within this range.

   Contribution Analysis. Goldman Sachs calculated the relative contributions of Wachovia and First Union to the net loans, total assets, total deposits, common equity, tangible common equity and estimated 2001 and 2002 net income of the pro forma combined company on both a "GAAP" basis and a "cash" basis (as described below). Estimated financial data for Wachovia and First Union were as of December 31, 2001, adjusted, in the case of Wachovia, for the acquisition of Republic Security Financial Corp., the sale of Wachovia's credit card business and the use of proceeds from the sale for share repurchase, and in the case of First Union, for the pending divestiture of deposits in certain branches. "GAAP income" is computed in accordance with generally accepted accounting principles. "Cash income" adds back amortization of any intangibles. Goldman Sachs then determined the exchange ratio that would be required to equate pro forma ownership in a combined Wachovia/First Union company with each constituent company's contribution with respect to the particular financial criteria. Goldman Sachs also compared each pro forma exchange ratio to the exchange ratio of two shares of First Union common stock for each share of Wachovia common stock pursuant to the merger agreement. The results of Goldman Sachs' analysis are set forth in the following table:

                                    Wachovia         First Union
                               ------------------ ------------------ Pro Forma
                                     $                  $            Exchange
                               (in millions)  %   (in millions)  %     Ratio
                               ------------- ---- ------------- ---- ---------
% Ownership Based on 2.0
 Exchange Ratio...............               27.5               72.5   2.00x
Net Loans.....................    51,531     29.7    121,788    70.3   2.24x
Total Assets..................    71,885     22.1    253,728    77.9   1.5
Total Deposits................    46,294     24.6    142,168    75.4   1.72
Common Equity.................     5,855     27.6     15,382    72.4   2.01
Tangible Common Equity........     4,625     28.3     11,718    71.7   2.09
2001E Net Income--GAAP........       896     26        2,545    74     1.86
2001E Net Income--Cash........       970     25.3      2,865    74.7   1.79
2002E Net Income--GAAP........       981     26        2,790    74     1.86
2002E Net Income--Cash........     1,056     25.3      3,110    74.7   1.79

   As set forth in the above table, the pro forma exchange ratios implied by the contributions of each company to each of the financial categories set forth above ranged from 1.5x to 2.24x and the exchange ratio of 2.0 shares of First Union common stock for each share of Wachovia common stock was within this range.

   Comparable Companies Analysis. Goldman Sachs reviewed and compared certain financial information as well as capital and profitability ratios of Wachovia and First Union with eleven selected U.S. super-regional banks, including:

  .  Bank of America

  .  Wells Fargo

  .  Bank One

  .  FleetBoston Financial Corporation

  .  U.S. Bancorp

  .  Fifth Third Bancorp

  .  PNC Bank Corp.

  .  SunTrust Banks, Inc.

  .  National City

  .  BB&T Corporation

  .  Key Corp

The financial data used were for the latest 12 months (or LTM) ended March 31, 2001 and pro forma for recent acquisitions, and the market data and earnings and projected growth rates estimates, as reported by the Institutional Brokerage Estimate System (a data service that compiles earnings estimates of securities research analysts), were as of May 15, 2001.

   The following table compares information derived by Goldman Sachs with respect to Wachovia and First Union and the median figures indicated for the comparable peer group of selected super-regional banks.

                                                         Median for
                                                          selected
                                                First  super-regional
                                       Wachovia Union      banks
                                       -------- -----  --------------
P/E, based on estimated 2001 EPS         13.6x  11.9x       12.9x
P/E, based on estimated 2002 EPS         12.1x  10.7x       11.8x
P/E, based on estimated 2001 cash EPS    12.4x  10.5x       12.6x
P/E, based on estimated 2002 cash EPS    11.2x   9.6x       11.6x
Projected five-year growth rate            10%    10%       10.1%
P/E, based on estimated 2002 EPS, to
 projected growth rate                    1.2x   1.1x        1.2x

   As set forth in the above table, Wachovia's P/E multiples based on estimated 2001 EPS and 2002 EPS were above the median ratio for the peer group, P/E multiples based on estimated 2001 cash EPS and 2002 cash EPS were below the median ratios for the peer group, projected five-year growth rate was below the median rate for the peer group and ratio of P/E multiple, based on estimated 2002 EPS, to projected growth rate was equal to the median ratio for the peer group. First Union's ratios for these same financial criteria were below the median ratios for the peer group.

   Accretion/Dilution Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the merger on Wachovia's and First Union's EPS using estimates provided by Wachovia's and First Union's respective managements regarding projected earnings, after-tax synergies, core deposit amortization and the impact of certain anticipated divestitures. Goldman Sachs compared the EPS on a proposed GAAP basis and a cash basis of Wachovia and First Union as stand-alone entities to that of the combined Wachovia/First Union company on a pro forma basis for 2002, 2003 and 2004. For purposes of this analysis, Goldman Sachs assumed the effectiveness of certain anticipated modifications that are expected to take effect at the end of 2001. The anticipated modifications to GAAP assume that all new and existing goodwill will cease being amortized and instead be reviewed for impairment when an event or series of events occur indicating that goodwill might be impaired. The results of Goldman Sachs' analysis are set forth in the following table:

                                     2002   2003  2004
                                     ----   ----  ----
             Wachovia
             --------

             Accretion/(Dilution)--   5.8%   9.5% 13.7%
             Proposed GAAP
             Accretion/(Dilution)--  15.3%  17.1% 19.1%
             Cash
                                     2002   2003  2004
                                     ----   ----  ----
             First Union
             -----------
             Accretion/(Dilution)--  (2.2)%  1.1%  4.2%
             Proposed GAAP
             Accretion/(Dilution)--   3.4%   5.4%  7.5%
             Cash

   Based on this analysis and the assumptions described above, the above table indicates that the proposed merger was accretive to Wachovia's EPS on a GAAP basis in 2002, 2003 and 2004, accretive to Wachovia's EPS on a cash basis in 2002, 2003 and 2004, slightly dilutive to First Union's EPS on a GAAP basis in 2002 and accretive to First Union's EPS on a GAAP basis in 2003 and 2004.

   Comparative Discounted Cash Flow Analysis. Goldman Sachs performed a comparative discounted cash flow analysis to generate a range of estimated present values per share of (1) Wachovia common stock assuming Wachovia continued to operate as a stand-alone company and (2) the common stock of a combined Wachovia/First Union company. This range was determined in each case by adding, respectively, (1) the "present value" of the estimated future excess capital of Wachovia and the combined company and (2) the "present value" of the "terminal value" of Wachovia common stock and the common stock of the combined company as of calendar year 2006. "Terminal value" refers to the value of a particular asset at a specific future time. "Present value" refers to the current value of future cash flows obtained by discounting such future cash flows by an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors.

   In this analysis, the range of estimated terminal values was determined by applying P/E multiples ranging from 9x to 13x, based on the current range of P/E multiples for a peer group of super-regional banks, to the projected calendar year 2007 forecasted earnings of each company based upon a net income growth rate after 2007 of 9.5%, as reported by First Call. The future excess capital and terminal values were then discounted back using discount rates of 11%, 13% and 15%, which Goldman Sachs viewed as the appropriate range of discount rates for a company with Wachovia's risk characteristics. This analysis assumed, based on management estimates, a targeted ratio of total common equity to total assets of 7% and a tangible asset growth rate of 6% and further assumed the sale of Wachovia's credit card business and the use of the proceeds from the sale for share repurchase.

   Based on these assumptions, the implied per share present value of Wachovia common stock ranged from $51.82 to $81.47 and the implied per share present value of the common stock of the combined company (adjusted for the 2-for-1 exchange ratio) ranged from $58.37 to $92.12. Applying an intermediate discount rate of 13%, Goldman Sachs determined that the incremental (increased) implied per share value of the combined company (adjusted for the 2-for-1 exchange ratio) relative to Wachovia as a stand-alone company was $7.22 per share assuming a 9x terminal P/E multiple, $8.43 per share assuming a 11x terminal P/E multiple and $9.64 per share assuming a 13x terminal P/E multiple.

   The results of Goldman Sachs' analysis are set forth in the following tables.

                              Wachovia Stand-Alone
                              --------------------

              Terminal P/E
                Multiple
          --------------------
Discount
  Rate      9x    11x    13x
--------  ------ ------ ------
11%       $61.85 $71.66 $81.47
13%       $56.55 $65.41 $74.26
15%       $51.82 $59.83 $67.83

                         Wachovia/First Union Combined
                         -----------------------------
              Terminal P/E
                Multiple
          --------------------
Discount
  Rate      9x    11x    13x
--------  ------ ------ ------
11%       $69.82 $80.97 $92.12
13%       $63.77 $73.84 $83.90
15%       $58.37 $67.47 $76.57

   The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Goldman Sachs believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the evaluation process underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not isolate specific factors or analyses and reach separate conclusions as to whether or not any particular factor or analysis supported its opinion and did not attribute any particular weight to any particular factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all these analyses. In addition, in performing its analyses, Goldman Sachs relied upon numerous assumptions made by Wachovia and First Union with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wachovia or First Union. No company or transaction used in the above analyses as a comparison is directly comparable to Wachovia or First Union or the merger.

   The analyses were prepared solely for the purpose of Goldman Sachs' providing its opinion to Wachovia's board as to the fairness of the exchange ratio and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Wachovia or First Union, none of Wachovia, First Union, Goldman Sachs or any other person assumes responsibility if future results or actual values are materially different from those forecasts or assumptions. As described above, the opinion of Goldman Sachs to Wachovia's board was among many factors taken into consideration by Wachovia's board in making its determination on May 22, 2001 with respect to the merger agreement.

   Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Wachovia selected Goldman Sachs to act as its financial advisor because Goldman Sachs is a nationally recognized investment banking firm that has substantial experience in investment banking in general and because of its familiarity with Wachovia, having provided investment banking services to Wachovia from time to time, including having participated as an underwriter in various medium term note and straight debt offerings. Goldman Sachs has also provided, and may in the future provide, certain investment banking services to First Union.

   In addition, Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Wachovia or First Union for its own account and for the accounts of customers. As of May 22, 2001, Goldman Sachs held: a long position of 510,703 shares of Wachovia against which Goldman Sachs is short 180,727 shares; a long position of options equivalent, if exercisable, to 282,800 shares of Wachovia against which Goldman Sachs is short on options equivalent, if exercisable, to 110,000 shares; and a short position of $25,000,000 of straight debt of Wachovia against which Goldman Sachs is long $7,800,000 of straight debt. In addition, as of May 22, 2001, Goldman Sachs held: a long position of 431,153 shares of First Union against which Goldman Sachs is short 265,650 shares; a long position of options equivalent, if exercisable, to 100,000 shares of First Union; and a short position of $37,155,000 of straight debt of First Union against which Goldman Sachs is long $3,350,000 of straight debt.

   Goldman Sachs was retained by Wachovia on May 17, 2001. Pursuant to the engagement letter subsequently entered into between Wachovia and Goldman Sachs, Wachovia has agreed to pay Goldman Sachs for its services rendered in connection with the merger an initial fee of $5 million payable upon delivery of the opinion and a transaction fee of $15 million payable upon the acquisition by any person or company of at least 50% of the outstanding stock (by means of a tender offer, merger or otherwise) or substantially all of the assets of Wachovia. Additionally, Wachovia has agreed that (1) if the transaction fee has not become payable and Wachovia sells, distributes or liquidates all or a portion of its assets or sells or distributes its securities, then Wachovia will pay Goldman Sachs a mutually agreeable transaction fee based upon fees for similar transactions and a percentage of the aggregate value and (2) if no transaction fee has become payable prior to May 22, 2002, then Wachovia will pay Goldman Sachs a financial advisory fee of $5 million on that date. Wachovia has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses arising in connection with its engagement, including the fees and disbursements of its counsel, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities arising under the federal securities laws.

                              THE MERGER AGREEMENT

   The following sections of this document describe the material provisions of the amended merger agreement and also describe the effects of the merger agreement provisions. The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Appendix A and incorporated by reference into this document. You are urged to read the merger agreement carefully and in its entirety.

Structure

   Subject to the terms and conditions of the merger agreement, and in accordance with North Carolina law, at the completion of the merger, Wachovia will merge into First Union. First Union will be the surviving corporation and will continue its corporate existence under the laws of North Carolina. When the merger is completed, the separate corporate existence of Wachovia will terminate. First Union's articles of incorporation will be the articles of incorporation of the combined company, and First Union's by-laws will be the by-laws of the combined company, except that the combined company's articles of incorporation will be amended to (1) authorize up to 3 billion shares of common stock, (2) authorize the issuance of up to 500 million DEPs to be issued to Wachovia shareholders in connection with the merger, (3) change the name of the combined company to "Wachovia Corporation", and (4) include provisions related to management succession and procedures for nomination of persons to the board of directors. See "Comparison of Shareholder Rights" beginning on page 119. After completion of the merger, former Wachovia shareholders will own approximately 30% of the outstanding common stock of the combined company and First Union shareholders will own approximately 70% of the outstanding common stock of the combined company.

Board Composition of the Combined Company

   When the merger is completed, the board of directors of the combined company will be comprised of 9 current board members of First Union selected by First Union and 9 current board members of Wachovia selected by Wachovia. These directors will be split as equally as possible among the three classes of directors of the combined company's board. The members of the combined company's board of directors at completion of the merger will serve as directors until their respective successors are duly elected and qualified in accordance with First Union's articles of incorporation, First Union's by-laws and applicable law.

   The current Chairman, President and Chief Executive Officer of Wachovia, Mr. L.M. Baker, Jr., will be a member of the combined company's board of directors and will serve as its Chairman until the 2004 annual meeting of shareholders, unless he retires or resigns, or as otherwise determined according to the combined company's articles of incorporation and by-laws.

   The current Chairman, President and Chief Executive Officer of First Union, Mr. G. Kennedy Thompson, will be a member of the combined company's board of directors, as well as its President and Chief Executive Officer, unless he retires or resigns, or as otherwise determined according to the combined company's articles of incorporation and by-laws, and will succeed Mr. Baker as Chairman not later than the 2004 annual shareholders' meeting.

   The articles of incorporation will be amended to include provisions intended to maintain the even split between First Union and Wachovia nominated directors. The new provisions in First Union's articles of incorporation are included in the plan of merger contained in the merger agreement. These provisions create a nomination procedure for director nominees who are to be nominated by the board of directors or who are to fill a vacancy to be filled by the board of directors. In effect, if the board of directors of the combined company decides to increase or decrease the number of directors on the board, or the board of directors is nominating persons for directorships that are up for election, the persons nominated must be first chosen by a nominating committee. For a position to be occupied by a person replacing a former First Union director, a committee of two former First Union directors will choose a person to qualify for nomination by the board. For a position to be occupied by a person replacing a former Wachovia director, a committee of two former Wachovia directors will choose a person to qualify for nomination by the board. In accordance with the existing articles of incorporation, once nominated, a nominee to fill a vacancy or newly created directorship must be elected by a majority of the existing or remaining board and a nominee to be elected at an annual or special meeting of shareholders or by written consent of shareholders must be elected by a plurality of the shareholders voting at a meeting.

   In addition, the amendments to First Union's articles of incorporation will include provisions where votes of the board of directors will require a "special majority" in the situations described below. A special majority of the board of directors will be equal to at least 75% of the board, plus a majority of both the former First Union directors and the former Wachovia directors then serving on the board. A special majority vote of the board will be needed for:

  . nominating a director to fill a directorship in a manner other than set forth above;

  . filling the positions of Chairman or Chief Executive Officer and President;

  . removing Mr. Baker from the Chairman position or Mr. Thompson from the Chairman (if he has succeeded Mr. Baker), Chief Executive Officer or President position;

  . making any modification to Mr. Thompson's or Mr. Baker's employment agreements; or

  . making any recommendation to shareholders to modify the nomination procedures and the special majority procedures of the articles of incorporation.

   These new provisions will lapse immediately following the 2004 annual meeting of shareholders. The amendments to First Union's articles of incorporation to effect these provisions are set forth in Annex 3 to the merger agreement attached to this document as Appendix A.

Operations

   Headquarters. Following completion of the merger, the combined company will be headquartered in Charlotte, North Carolina.

   Cost Savings and Charges. While there can be no assurances, First Union and Wachovia presently expect to achieve approximately $890 million in annual pre-tax expense savings by the end of 2004 with lower amounts expected to be realized during the years between 2001 and 2004. First Union and Wachovia expect that these expense savings will be from elimination of duplicative technology and operations functions, duplicative staff unit functions, business unit function reductions, facility consolidations and purchasing synergies. See "Cost Savings" beginning on page 56 above. First Union and Wachovia also expect that the combined company will record restructuring charges, merger-related charges and purchase accounting adjustments currently estimated at approximately $1.4 billion before tax. A portion of these charges and adjustments will be recorded upon completion of the merger, with the remainder expected to be recorded partially in each year following completion of the merger through 2004. These charges and adjustments include amounts related to retention and severance, real estate and systems integration, and other miscellaneous accruals. See "First Union and Wachovia Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 181.

   Credit Card Businesses. Wachovia has agreed to sell its consumer credit card business to First USA. First Union sold its credit card business to MBNA last year. Each agreement includes an arrangement providing for First USA and MBNA, respectively, to be the sole credit card issuer to customers of Wachovia and First Union, respectively. Wachovia and First Union, as of the date of this document, are in discussions with First USA and MBNA to arrive at mutually acceptable methods of administering the respective agent bank arrangements in a manner consistent with the respective contractual arrangements or such other arrangements as the parties may decide are appropriate in the circumstances. Wachovia and First Union do not believe that the outcome of those discussions will have a material effect on the combined company.

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

   Management. In addition, the following individuals will hold the following responsibilities in the combined company:

  . Robert P. Kelly, currently First Union's Executive Vice President and Chief Financial Officer--Chief Financial Officer;

  . Benjamin P. Jenkins, III, currently a First Union Vice Chairman--Head of General Banking;

  . Stanhope A. Kelly, currently a Wachovia Senior Executive Vice President--Head of Wealth Management;

  . Donald A. McMullen, Jr., currently a First Union Vice Chairman--Head of Brokerage and Mutual Funds;

  . W. Barnes Hauptfuhrer and Stephen E. Cummings, currently First Union's Co-Heads of Capital Markets--Co-Heads of Corporate and Investment Banking;

  . Donald K. Truslow, currently Wachovia's Chief Risk Officer--Head of Risk Management;

  . Jean E. Davis, currently a Wachovia Senior Executive Vice President-- Head of Operations and Technology;

  . Mark C. Treanor, currently First Union's General Counsel--Head of Legal Affairs; and

  . Paul George, currently a Wachovia Executive Vice President--Head of Human Resources.

Conversion of Stock; Treatment of Options

   First Union Common Stock. Each share of First Union common stock outstanding at the time of the merger will remain outstanding and those shares will be unaffected by the merger.

   Wachovia Common Stock. Upon completion of the merger, each share of Wachovia common stock outstanding will be converted into 2 shares of common stock of First Union, with the appropriate number of attached stock purchase rights under First Union's shareholder rights plan. See "Description of First Union Capital Stock--Shareholder Protection Rights Plan" beginning on page 117. This exchange ratio is subject to customary and proportionate adjustments in the event of stock splits, reverse stock splits or similar events before the merger is completed.

   In addition to the 2 shares of First Union common stock, each share of Wachovia common stock will be exchanged, at the shareholder's option, for either:

  .  a one-time cash payment of $0.48; or

  . 2 of the combined company's DEPs, each of which will give the holder the right to receive cumulative quarterly dividends equal to the difference, if any, between $0.30 and the amount of quarterly dividends paid by the combined company on each share of common stock. We estimate each DEP has a present value of $0.24, or $0.48 for two.

   Wachovia shareholders who choose to receive DEPs will be entitled to receive an additional dividend on each DEP for each quarter that will make up any difference between the common stock dividend declared by the combined company and $0.30. For example, if the common stock dividend is $0.24 per share the DEPs dividend will be $0.06 per DEP, bringing the total to $0.30 per quarter. Because the exchange ratio converts each Wachovia common share into two shares of the combined company's common stock, this dividend is intended to preserve the effect of the $0.60 per share quarterly dividend that Wachovia shareholders currently receive. The right to receive dividends under the terms of the DEPs will expire when the aggregate amount of dividends paid on a share of the combined company's common stock for four consecutive quarters equals at least $1.20, although the right to receive all the accrued but unpaid dividends will not be lost. See "Expiration of Dividend Rights" on page 116.

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

   Alternatively, for those Wachovia shareholders who choose to receive the $0.48 per share cash payment, that cash payment represents our estimate of the present value of the difference, for two of the combined company's common shares, between a $0.30 per share regularly quarterly dividend and what we expect the regularly quarterly dividend will be on the combined company's common shares until that dividend reaches $0.30. Because the exchange ratio converts each Wachovia common share into two of the combined company's common shares, this also is intended to preserve the effect of the $0.60 quarterly dividend that Wachovia shareholders currently receive.

   Based on the same calculations we used to determine the amount of the $0.48 cash payment, we estimate that two DEPs have a present value of $0.48, or $0.24 each. This $0.48 amount for two DEPs is the same amount as the fixed per share cash payment. In deciding on the amount of the fixed cash payment and estimating the present value of the DEPs, we assumed that the combined company's regular quarterly dividend will be equal to slightly less than 33% of its cash net earnings over time. This resulted in dividends of $0.06 per DEP for the first two quarters after the merger, $0.04 per DEP for the next two quarters and $0.02 per DEP for the next three quarters. However, the combined company's dividend policy is subject to change at any time and, accordingly, the amount of dividends actually paid may differ from the amounts we assumed. In estimating the present value of the DEPs we also assumed a discount rate of 13%, although this rate may be higher or lower than you may earn on any cash you receive.

   You should not assume the DEPs will trade at a price that equals what we estimate to be their present value. There is currently no market for the DEPs. We do not know if a market for the DEPs will develop or what their trading prices will be. First Union has agreed to use reasonable efforts to cause the DEPs to be listed on an exchange or quoted on an interdealer quotation system, but we do not know if a listing or quotation will be possible. See "Risk Factors" beginning on page 24.

   As with all dividends, dividends on the combined company's common stock and DEPs will be payable when, as and if declared by the board of directors out of funds legally available in accordance with North Carolina law.

   No interest will be paid or accrued on the cash payment or any dividend resulting from the DEPs. There will be no adjustments to the $0.48 cash payment or the 2 DEPs that are similar to the adjustments to the common stock exchange ratio in the event of changes in the common stock before the merger is completed.

   First Union Stock Options. Each option to acquire First Union common stock outstanding and unexercised immediately prior to completion of the merger will continue on the same terms and conditions in effect immediately prior to completion of the merger.

   Wachovia Stock Options. Each option to acquire Wachovia common stock outstanding and unexercised immediately prior to completion of the merger will be converted into an option to purchase First Union common stock, with the following adjustments:

  . the number of shares of First Union common stock subject to the new option will equal the product of the number of shares of Wachovia common stock subject to the original option and the exchange ratio (rounded to the nearest share); and

  . the exercise price per share of First Union common stock subject to the new option will equal the exercise price under the original option divided by the exchange ratio (rounded to the nearest cent).

   The duration and other terms of each new option will be the same as the original Wachovia option. Options that are incentive stock options under the federal tax code will be adjusted in the manner prescribed by the federal tax code.

   A holder of an option to acquire Wachovia common stock will not be entitled to receive either the cash payment or the 2 DEPs, unless the option is exercised for issued and outstanding Wachovia common stock before the merger is completed.

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

   Fixed Exchange Ratio Considerations. Because the exchange ratio is fixed and because the market price of First Union common stock will fluctuate, the market value of the First Union common stock that Wachovia shareholders will receive in the merger may increase or decrease both before and after the merger. Taking this into account, the boards of First Union and Wachovia considered that a fixed exchange ratio was preferable. The material reasons for this decision are described below.

   The boards of First Union and Wachovia considered that fixed exchange ratios, with no "collars," have become customary in the financial services industry and other industries. Such exchange ratios fix the percentage ownership of the parties in the combined firm at the time the merger agreement is adopted by the boards and symmetrically allocate the risks associated with movements in the price of the issuer's stock. The use of a fixed exchange ratio is intended to capture the relative contribution of each company based on fundamental financial factors. In this respect, fixed exchange ratios reflect the intention to share risk and rewards generally presumed in stock-for-stock merger transactions such as our proposed merger.

   The boards also concluded that a fixed exchange ratio is appropriate in view of the long-term strategic purposes of the merger, including the goal to combine our companies into a platform that creates an opportunity for continued strong earnings growth. While a fixed exchange ratio exposes the recipient shareholders to a decline in nominal value if the price of the issuer's stock falls in the period between announcement and closing, it also allows the recipient shareholders to benefit from the potential long-term strength of the combination. The ultimate value of our combined company will not be determined by movements in each party's stock price between announcement and closing, but by the performance of the combined company over time. The boards concluded that concerns about short-term market fluctuations generally should not outweigh judgments about longer-term value.

   Finally, the boards recognized that an exchange ratio that does not fluctuate with the prices of our common stocks provides relative certainty about the number of shares that will be issued in the merger and greater assurance that the merger will be completed. In the boards' judgment, short-term movements in market prices are often unrelated to the fundamental financial and strategic factors supporting the combination. But in the context of a collar or adjustable exchange ratio, such movements can create uncertainty with respect to the consummation of a transaction if the issuer is forced to issue more shares to compensate for short-term changes in nominal value. In fact, the existence of a collar or adjustable exchange ratio can aggravate an initial decline in an issuer's stock price because it could require the company to issue additional shares. The avoidance of the uncertainty created by a collar or adjustable exchange ratio was another important factor in the boards' decision to agree to a fixed ratio.

Exchange of Certificates; Fractional Shares

   Exchange Procedures. At completion of the merger, First Union will deposit with an exchange agent, which will be First Union National Bank or another bank or trust company reasonably acceptable to each of us, certificates representing the shares of First Union common stock, certificates representing the DEPs, sufficient cash to be paid to any Wachovia shareholder electing the $0.48 cash payment, and sufficient cash to be paid instead of any fractional shares of common stock or DEPs to be issued under the merger agreement in exchange for outstanding shares of Wachovia common stock.

   First Union will then mail a transmittal letter to Wachovia shareholders. The transmittal letter will contain instructions about the surrender of Wachovia common stock certificates for First Union common stock certificates and any cash in lieu of fractional shares of common stock or DEPs. The transmittal letter will also include an election form on which Wachovia shareholders must elect to receive either the $0.48 cash payment per Wachovia share or 2 DEPs per Wachovia share. If you do not make a proper election within 90 days after completion of the merger, you will receive the $0.48 cash payment per Wachovia share, without interest, upon surrender of your Wachovia shares. Once you make an election, you may not change your mind.

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

   Wachovia common stock certificates should not be returned with the enclosed proxy card. They should not be forwarded to the exchange agent unless and until you receive a transmittal letter following completion of the merger.

   Wachovia common stock certificates presented for transfer after completion of the merger will be canceled and exchanged for certificates representing the applicable number of shares of First Union common stock and either the cash payment or certificates representing the applicable number of DEPs. Any Wachovia shareholder requesting that First Union common stock or DEPs certificates be issued in a name other than that in which the certificate being surrendered is registered will have to pay to the exchange agent in advance any transfer taxes that may be owed.

   After the merger, there will be no transfers on the stock transfer books of Wachovia of shares of Wachovia common stock issued and outstanding immediately prior to merger completion.

   All shares of First Union common stock and DEPs into which shares of Wachovia common stock are converted on the merger completion date will be deemed issued as of that date. After that date, former Wachovia shareholders of record will be entitled to vote, at any meeting of First Union shareholders having a record date on or after the merger completion date, the number of whole shares of First Union common stock into which their shares of Wachovia common stock have been converted, regardless of whether they have surrendered their Wachovia stock certificates. First Union dividends having a record date on or after the merger completion date will include dividends on First Union common stock issued to Wachovia shareholders in the merger. However, no $0.48 cash payment and no dividend, including any dividend resulting from the DEPs, or other distribution payable to the holders of record of First Union common stock after the merger completion date will be distributed to the holder of any Wachovia common stock certificates until that holder physically surrenders all of his or her Wachovia common stock certificates as described above. Promptly after surrender, the combined company's common stock certificates to which that holder is entitled, all undelivered dividends and other distributions, the $0.48 cash payment, if applicable, DEPs, if applicable, and payment for any fractional share interests, if applicable, will be delivered to that holder, in each case without interest.

   No Fractional Shares Will Be Issued. First Union will not issue fractional shares of First Union common stock or DEPs to you in the merger. There will be no dividends or voting rights with respect to any fractional common shares or DEPs. For each fractional share of common stock that would otherwise be issued, First Union will pay cash in an amount equal to the fraction of a whole share that would otherwise have been issued, multiplied by the closing sale price of First Union common stock on the NYSE for the last NYSE trading day immediately preceding the date the merger is completed. For each fractional DEP that would otherwise be issued, First Union will pay cash in an amount equal to the fraction of a whole DEP that would otherwise be issued multiplied by $0.24. First Union will pay fractional amounts of the $0.48 per share cash payment. No interest will be paid or accrued on the cash in lieu of fractional shares of common stock, the cash payment or DEPs. Generally, because of the 2-for-1 exchange ratio, only participants in Wachovia's Dividend Reinvestment and Common Stock Purchase Plan may be eligible to receive fractional share payments.

   None of First Union, Wachovia or any other person will be liable to any former holder of Wachovia common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

   Lost, Stolen or Destroyed Wachovia Common Stock Certificates. If you have lost a certificate representing Wachovia common stock, or it has been stolen or destroyed, First Union will issue the common stock and the DEPs or cash payment, as the case may be, payable under the merger agreement if you post bond in a customary amount to protect against any claim that may be made against First Union about ownership of the lost, stolen or destroyed certificate.

   No Transfer by First Union Shareholders Required. First Union shareholders will not be required to exchange certificates representing their shares of First Union common stock or otherwise take any action after

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

completion of the merger. Despite the proposed change of First Union's name to Wachovia Corporation, you do not need to submit share certificates for First Union common stock to First Union, Wachovia, the exchange agent or to any other person in connection with the merger.

   For a description of the common stock of the combined company, a description of the DEPs and a description of the differences between the rights of Wachovia shareholders and First Union shareholders, see "Description of First Union Capital Stock" beginning on page 114, "Dividend Equalization Preferred Shares" beginning on page 115 and "Comparison of Shareholder Rights" beginning on page 119.

Effective Time

   The effective time of the merger will be the time set forth in the legal documents that we will file with the Secretary of State of the State of North Carolina on the date the merger is completed. We plan to complete the merger on the third business day after the satisfaction or waiver, where waiver is legally permissible, of the last remaining condition to the merger unless we agree to another date or time. See "Conditions to Completion of the Merger" beginning on page 90.

   We anticipate that we will complete the merger during the fiscal quarter ending September 30, 2001. However, completion could be delayed if there is a delay in obtaining the necessary regulatory approvals or for other reasons. There can be no assurances as to if or when these approvals will be obtained or as to whether or when the merger will be completed. If we do not complete the merger by January 16, 2002, either of us may terminate the merger agreement without penalty unless the failure to complete the merger by this date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations under the merger agreement. See "Conditions to Completion of the Merger" beginning on page 90 and "Regulatory Approvals Required for the Merger" beginning on page 92. In some cases, one or both of the stock options we have granted to each other may continue after termination of the merger agreement. The options are described under "Stock Option Agreements" below.

Representations and Warranties

   The merger agreement contains representations and warranties of First Union and Wachovia, to each other, as to, among other things:

  . the corporate organization and existence of each party and its subsidiaries and the valid ownership of its significant subsidiaries;

  .  the capitalization of each party;

  . the ability of each party and its subsidiaries to enter into the merger agreement and make it valid and binding;

  . the fact that the merger agreement and the stock option agreements do not breach:

  .  the articles of incorporation and by-laws of each party,

  .  applicable law, and

  .  agreements, instruments or obligations;

  .  governmental approvals;

  .  regulatory investigations and orders;

  . each party's status as a financial holding company under the Bank Holding Company Act of 1956;

  .  each party's financial statements and filings with the SEC;

  . the absence of material changes in each party's business since December 31, 2000;

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  .  the absence of undisclosed material legal proceedings and injunctions;

  .  the filing and accuracy of each party's tax returns;

  .  each party's employee benefit plans and related matters;

  .  each party's compliance with applicable law;

  . the validity of, and the absence of material defaults under, material contracts;

  .  the accuracy of each party's books and records;

  . the inapplicability to the merger and the stock option agreements of state anti-takeover laws and the anti-takeover provisions in our articles of incorporation and First Union's shareholder rights plan;

  .  the tax treatment of the merger; and

  .  each party's relationships with financial advisors.

Conduct of Business Pending The Merger

   Each of us has agreed, except as expressly contemplated by the merger agreement or as disclosed prior to signing the merger agreement, that it will not, and will not agree to, without the consent of the other party:

  .  conduct business other than in the ordinary and usual course;

  . fail to use reasonable best efforts to preserve intact our business organizations, assets and other rights, and our existing relations with customers and other parties;

  . take any action reasonably likely to impair materially our ability to perform our obligations under the merger agreement or the stock option agreements or complete the transactions described in those documents;

  . enter into any new material line of business or change its material banking and operating policies;

  . incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

  . adjust, split, combine or otherwise reclassify or acquire any of our own stock (other than repurchases of common shares in the ordinary course of business to satisfy obligations under dividend reinvestment or employee benefit plans);

  . declare or pay any dividend or distribution on any shares of its stock, except for:

   + regular quarterly dividends on our common stock at the same rate paid by each of us in the fiscal quarter immediately preceding signing of the merger agreement,

   + dividends paid by any of the wholly owned subsidiaries of each of First
     Union and Wachovia to First Union or Wachovia or any of their wholly owned subsidiaries, respectively, and

   + in the case of Wachovia, the distribution of rights pursuant to a shareholder rights plan that contains an exemption for the First Union merger, if adopted after April 15, 2001;

  . with limited exceptions, permit any additional shares of stock to become subject to new grants of rights to acquire stock;

  . except for issuances pursuant to Wachovia's dividend reinvestment and common stock purchase plan and the stock option agreements, issue, sell, or dispose of or encumber, or authorize or propose the creation of, any additional shares of capital stock, including issuances of new shares of Wachovia common stock under Wachovia's Retirement Savings and Profit Savings Plan;

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  .  sell, transfer, mortgage, encumber or otherwise dispose of any assets, deposits, business or properties, except in a nonmaterial transaction in the ordinary course of business consistent with past practice or, in the case of Wachovia, in the transactions contemplated by Wachovia's agreement to sell its consumer credit card business;

  . acquire the assets, business, deposits or properties of any other entity except in a nonmaterial transaction in the ordinary course of business consistent with past practice;

  . knowingly take, or knowingly omit to take, any action that is reasonably likely to impede the merger from qualifying as a tax-free reorganization under federal tax laws;

  .  amend its articles of incorporation or by-laws;

  . knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied; or

  . change its accounting principles, practices or methods, except as required by generally accepted accounting principles.

Acquisition Proposals by Third Parties

   We agreed that neither of us would initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any third party relating to any acquisition proposal.

   However, if either of us receives an unsolicited acquisition proposal and the receiving company's board concludes in good faith that it is reasonably likely to be or result in a superior proposal, that company may furnish nonpublic information and participate in negotiations or discussions to the extent its board concludes in good faith (and based on the advice of counsel) that failure to take those actions would more likely than not violate its fiduciary duties. However, before providing any nonpublic information, that company must enter into a confidentiality agreement with the third party no less favorable to it than First Union's and Wachovia's confidentiality agreement. For purposes of the merger agreement, a superior proposal is one that the board of the receiving company concludes in good faith is more favorable, from a financial point of view, than the merger, after taking into account the advice of a nationally recognized investment banking firm, the likelihood of consummation, all financial, legal and regulatory factors of the proposal and all other relevant factors permitted under applicable law.

   This provision governs SunTrust's takeover proposal for Wachovia. Wachovia's board concluded that SunTrust's proposal did not satisfy the criteria described above, and Wachovia has not had discussions or negotiations with, or provided information to, SunTrust in connection with its May 14, 2001 proposal.

   First Union also agreed not to waive any provision or amend the terms of First Union's shareholder protection rights plan. We also agreed to the following:

  . for purposes of the merger agreement, we agreed that the term "acquisition proposal" would mean, with respect to either of us, any proposal or offer with respect to:

   +a merger, consolidation or other business combination involving either of us or any of our significant subsidiaries,

   +an acquisition of more than 15% of the voting power in either of us or any of our significant subsidiaries, or

   +an acquisition of more than 15% of the business, assets or deposits of either of us or any of our significant subsidiaries,

    and, in each case, other than the transactions contemplated by the merger agreement or the Purchase and Sale Agreement, dated as of April 8, 2001, relating to the sale of Wachovia's consumer credit card business;

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  .  we agreed to use all reasonable best efforts to obtain from our shareholders approval of the plan of merger contained in the merger agreement; however, if either board determines that to continue to recommend the merger agreement to its shareholders would more likely than not violate its fiduciary duties because of a conflict of interest or other special circumstances, including such special circumstances as an acquisition proposal the board concludes in good faith is a superior proposal, it may submit the plan of merger without recommendation and communicate the basis for its lack of recommendation to its shareholders; however, we agreed that before taking that action, the relevant party must give the other party five business days to respond to the acquisition proposal and must consider any amendment or modification to the merger agreement proposed by the other party;

  . we agreed to cease immediately any activities, negotiations or discussions conducted before the date of the merger agreement with any other persons with respect to acquisition proposals and to use reasonable best efforts to enforce any confidentiality or similar agreement relating to such acquisition proposals and notify the other within one business day of receiving any acquisition proposal and the substance of the proposal; and

  . we agreed not to take any actions that would cause the transactions contemplated by the merger agreement to be subject to any takeover laws or takeover provisions of our by-laws or articles of incorporation.

Other Agreements

   In addition to the agreements about the conduct of our businesses we have described above, we have also agreed in the merger agreement to take several other actions, such as:

  .  we agreed to use all reasonable best efforts to complete the merger;

  . First Union agreed to execute supplemental indentures and other instruments required to assume Wachovia's outstanding debt, guarantees and other securities;

  . we agreed, subject to applicable law, to cooperate with each other and to prepare promptly and file all necessary documentation to obtain all required permits, consents, approvals and authorizations of third parties and governmental entities, including this joint proxy statement-prospectus and the registration statement for the First Union common stock to be issued in the merger;

  . Wachovia agreed to cause each of its affiliate shareholders to deliver to First Union and Wachovia a written agreement restricting the ability of such person to sell or otherwise dispose of any Wachovia common stock or First Union common stock held by that person;

  . we agreed to provide each other information concerning our business and to give each other access to our books, records, properties and personnel and to cause our subsidiaries to do the same;

  .  we agreed to keep any non-public information confidential;

  . we agreed to cooperate on shareholder and employee communications and press releases;

  . we agreed to convene meetings of our shareholders as soon as practicable to consider and vote on the plan of merger;

  . we agreed to give notice to the other party of any fact, event or circumstance that is reasonably likely to result in any material adverse effect or that would constitute a material breach of any of our representations, warranties, covenants or agreements in the merger agreement;

  . we agreed that, upon completion of the merger, the combined company will indemnify and hold harmless all past and present officers, directors and employees of Wachovia and its subsidiaries to the same extent they are indemnified or have the right to advancement of expenses under Wachovia's articles, by-laws and indemnification agreements and to the fullest extent permitted by law;

  . we agreed that the combined company will use reasonable best efforts to provide directors' and officers' liability insurance for a period of six years after completion of the merger to Wachovia's former directors and officers;


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  .  we agreed that the combined company will comply with Wachovia's benefit arrangements and will continue providing benefit coverage until such time as the employees of Wachovia become participants in replacement benefit arrangements;

  . we agreed that the combined company would provide employees from Wachovia who become employees of the combined company with employee benefit plans no less favorable in the aggregate than those provided to similarly situated First Union employees;

  . we agreed that the combined company would provide Wachovia employees who become employees of the combined company with certain pension benefits under our tax-qualified defined benefit pension plan;

  . Wachovia agreed to make a determination for purposes of the Amended and Restated Wachovia Corporation Stock Plan that the merger would not constitute a change in control and, therefore, outstanding and unvested stock options and other stock-based awards would not vest as a result of the merger or shareholder approval of the plan of merger;

  . First Union agreed that, between completion of the merger and 90 days after the final conversion of computer systems of First Union and Wachovia, but no later than 4 years after completion of the merger, the combined company will provide severance benefits to its employees who terminate employment during that period in accordance with the formulae used to determine the duration or equivalent lump sum value of salary continuation and COBRA subsidy under Wachovia's severance policies as of the date of the merger agreement, and using the Wachovia definition of eligibility under its current severance plan, but the definition of a "comparable job" may be more narrowly defined than as currently defined in the Amended and Restated Wachovia Corporation Severance Pay Plan; and

  . First Union agreed that it would use reasonable best efforts to list the First Union common stock to be issued in the merger on the NYSE, as promptly as practicable before the completion of the merger and that it would use reasonable efforts to list the DEPs on a securities, futures or options exchange or to have them quoted on a dealer quotation system; we cannot be sure at this time, however, that the DEPs will be listed or quoted or that a market will exist for them.

Conditions to Completion of the Merger

   First Union's and Wachovia's obligations to complete the merger are subject to the satisfaction or written waiver, where permissible, of a number of conditions including the following:

  . the plan of merger must be approved by the holders of a majority of the outstanding shares of common stock of each company;

  . the First Union common stock that is to be issued in the merger must be approved for listing on the NYSE and the registration statement filed with the SEC with this document must be effective;

  . the required regulatory approvals must have been obtained without any conditions that could have a material adverse effect on the combined company and any statutory waiting periods required by law must have expired;

  . there must be no government action or other legal restraint or prohibition preventing completion of the merger;

  . First Union must have received an opinion of Sullivan & Cromwell and Wachovia must have received an opinion of Simpson Thacher & Bartlett, each dated as of the date the merger is completed, that, on the basis of facts, representations and assumptions set forth in each of these opinions, the merger will be treated as a tax-free reorganization under federal tax laws and no gain or loss will be recognized by Wachovia shareholders who receive shares of First Union stock in exchange for all of their Wachovia common stock, except with respect to consideration received that does not constitute stock of First Union, including any cash payment or cash received instead of fractional interests; and

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  .  the representations and warranties of the other party to the merger agreement must be true and correct, except as would not or would not reasonably be expected to have a material adverse effect, as defined in the merger agreement; and the other party to the merger agreement must have performed in all material respects all obligations required to be performed by it under the merger agreement.

   No assurance can be provided as to if, or when, the required regulatory approvals necessary to consummate the merger will be obtained, or whether all of the other conditions to the merger will be satisfied or waived by the party permitted to do so. As discussed below, if the merger is not completed on or before January 16, 2002, either First Union or Wachovia may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement.

Termination of the Merger Agreement

   The merger agreement may be terminated at any time whether before or after approval of the plan of merger by First Union and Wachovia shareholders:

  .  by our mutual consent;

  . by either of us if any governmental entity that must grant a regulatory approval has denied approval of the merger by final and nonappealable action, but not by a party whose action or inaction caused such denial;

  . by either of us if the other party's board of directors submits the plan of merger to its shareholders without a recommendation for approval or with special and materially adverse conditions on the approval, or if the other party's board otherwise withdraws or materially and adversely modifies its recommendation for approval or discloses an intention to do so, or if the other party's board recommends an acquisition proposal other than the merger;

  . by either of us if the other party's board of directors negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the merger and such negotiations have continued for at least five business days;

  . by either of us if the merger is not completed on or before January 16, 2002, but not by a party whose action or inaction caused such delay; or

  . by either of us if the other party is in a continuing breach of a representation, warranty or covenant contained in the merger agreement, after 60 days' written notice to the breaching party, as long as that breach would also allow the non-breaching party not to complete the merger.

   The SunTrust proposal constitutes an acquisition proposal for purposes of the third and fourth bullet points above. Its existence, however, does not entitle Wachovia to terminate the merger agreement or First Union to exercise rights under its stock option agreement.

   The failure of either Wachovia or First Union to obtain the shareholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event has occurred, both companies will remain obligated to continue to use their reasonable best efforts to complete the merger until January 16, 2002, which, depending on the timing of the failed meeting, could include calling additional shareholders' meetings. In addition, during this period neither company could undertake any other material acquisitions or mergers. The boards of directors of both companies considered, and believed it was appropriate to make, this commitment for the limited period of time involved, especially in light of the nature of the transaction as a merger-of-equals based on long-term strategic considerations, the relatively short term of this commitment and the relatively lengthy regulatory and integration processes involved in such transactions. Moreover, a similar provision has been used in half of the recent transactions like the merger. Since 1998, 4 out of the 8 banking mergers involving consideration over $10 billion (not including the proposed First Union/Wachovia merger) have had such a provision.

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Waiver and Amendment of the Merger Agreement

   At any time before completion of the merger, either of us may, to the extent legally allowed, waive compliance by the other with any provision contained in the merger agreement. Subject to compliance with applicable law, we may amend the merger agreement by a written agreement at any time before or after First Union shareholders or Wachovia shareholders approve the plan of merger, except that after the First Union shareholders or Wachovia shareholders have given their approval, there may not be any amendment of the merger agreement that would require the plan of merger to be resubmitted to the First Union or Wachovia shareholders.

   We may also agree to change the structure of the merger, as long as any change does not change the amount or type of consideration to be received by Wachovia shareholders and the holders of options to purchase Wachovia common stock, does not adversely affect the timing of completion of the merger, does not affect the ability to receive the legal opinions relating to the tax-free nature of the merger and does not adversely affect the interests of our shareholders.

Regulatory Approvals Required for the Merger

   We have agreed to use reasonable best efforts to obtain the regulatory approvals required for the merger. We refer to these approvals, along with the expiration of any statutory waiting periods related to these approvals, as the "requisite regulatory approvals." These include approval from the Board of Governors of the Federal Reserve System or Federal Reserve Board, and various state regulatory authorities. We have filed our application with the Federal Reserve Board and it was accepted for filing on May 9, 2001. The Federal Reserve Board notified us that it intends to act on our filing by July 8, 2001. In addition to that application, we have filed or intend promptly to complete the filing of applications and notifications to obtain the other requisite regulatory approvals. The merger cannot proceed in the absence of the requisite regulatory approvals. We cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals or the absence of any litigation challenging them. Likewise, we cannot assure you that the U.S. Department of Justice, or DOJ, or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.

   We are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. We presently contemplate that if any additional governmental approvals or actions are required, these approvals or actions will be sought. However, we cannot assure you that any of these additional approvals or actions will be obtained.

   Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act. Assuming the Federal Reserve Board approves the merger, the merger may not be consummated for 30 days, during which time the DOJ may challenge the merger on antitrust grounds and seek divestiture of certain assets and liabilities. With agreement of the Federal Reserve Board and the DOJ, this waiting period may be reduced to no fewer than 15 days.

   The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize, or to attempt to monopolize, the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

   Also, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of our companies and their subsidiary banks and the

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convenience and needs of the communities to be served. As part of its consideration of these factors, we expect that the Federal Reserve Board will consider the regulatory status of First Union and Wachovia, including legal and regulatory compliance, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended, and the regulations issued under that statute.

   Under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board will take into account our records of performance in meeting the credit needs of our entire communities, including low- and moderate-income neighborhoods, served by our companies. Each of our banking subsidiaries has received either an outstanding or a satisfactory rating in their most recent Community Reinvestment Act examinations from its federal regulator with respect to this criterion.

   The Federal Reserve Board will furnish notice and a copy of the application for approval of the merger to the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies within this 30-day period. Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the application submitted by First Union for approval of the merger, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

   If the DOJ were to commence an antitrust action, that action would stay the effectiveness of Federal Reserve Board approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the DOJ could analyze the merger's effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger's effects on competition. In particular, the DOJ may focus on the impact of the merger on competition for loans and other financial services to small and middle market businesses. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

   We estimate that we will need to make divestitures of branches with deposits of approximately $1.49 billion, and related loans, in order to avoid a determination by the Federal Reserve Board or the DOJ that the merger would have a significantly adverse effect on competition in the relevant markets in some states. These estimates are based on Federal Reserve Board decisions in other cases and published deposit figures. Although there can be no assurances, we believe that the divestitures will not have a material negative effect on the combined company. Under Federal Reserve Board policy, the merger cannot be completed until there is an executed definitive agreement for the divestitures. First Union and Wachovia are cooperating fully with these agencies in order to receive clearance for these divestitures as promptly as practicable.

   Other Regulatory Authorities. Applications or notifications are being filed with various state and/or foreign regulatory authorities and self-regulatory organizations in connection with acquisitions or changes in control of subsidiaries of First Union and/or Wachovia, including banks, broker-dealers and insurance subsidiaries, that may be deemed to result from the merger. In addition, the merger may be reviewed by the attorneys general in the various states in which First Union and Wachovia own banking subsidiaries. These authorities may be empowered under the applicable state laws and regulations to investigate or disapprove the merger under the circumstances and based upon the review provided for in applicable state laws and regulations.

   Antitrust. Because the merger involves activities that are not subject to review by the Federal Reserve Board under Section 4 of the Bank Holding Company Act, it is partially subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act. The HSR Act prohibits the completion of large transactions

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unless the parties notify the Federal Trade Commission, or FTC, or the DOJ in advance and a specified waiting period expires. First Union and Wachovia filed the required premerger notification and received clearance to complete the merger and early termination of the waiting period.

Material Federal Income Tax Consequences

   General. In the opinion of Sullivan & Cromwell, counsel to First Union, and Simpson Thacher & Bartlett, counsel to Wachovia, the following are the material U.S. federal income tax consequences of the merger to shareholders who hold Wachovia common stock as a capital asset. This opinion is based on the U.S. tax code, regulations of the U.S. Treasury Department under the U.S. tax code, administrative rulings and court decisions, in each case as in effect as of the date of this joint proxy statement-prospectus, all of which are subject to change at any time, possibly with retroactive effect. This opinion does not address all of the possible tax consequences of the merger applicable to you if you are a member of a class of shareholders subject to special treatment under U.S. federal income tax law, including, for example:

  . holders who are not citizens or residents of the United States for U.S.
    federal income tax purposes

  . holders that actually or constructively own 10% or more of the voting stock of Wachovia or First Union

  . financial institutions

  . dealers in securities or currencies

  . traders in securities that elect to apply a mark-to-market method of accounting

  . insurance companies

  . holders whose functional currency is not the US dollar

  . tax-exempt entities

  . investors in pass-through entities

  . holders that acquired their shares of First Union common stock or Wachovia common stock through exercise of an employee stock option or right, or otherwise as compensation

  . holders that hold First Union common stock or Wachovia common stock as part of a hedge, straddle, constructive sale or conversion transaction

  . holders liable for alternative minimum tax

   In addition, we do not provide any information in this joint proxy statement-prospectus about the tax consequences of the merger under applicable foreign, state or local laws.

   In connection with the filing of the registration statement with the SEC, Sullivan & Cromwell, tax counsel to First Union, and Simpson Thacher & Bartlett, tax counsel to Wachovia, have delivered to First Union and Wachovia opinions, dated the date of this joint proxy statement-prospectus, addressing the U.S. federal income tax consequences of the merger described below. These opinions are exhibits to the registration statement filed with the SEC in connection with this document. Based on factual representations contained in representation letters provided by First Union and Wachovia, all of which must continue to be true and accurate in all material respects as of the effective time, it is the opinion of Sullivan & Cromwell, tax counsel to First Union, and Simpson Thacher & Bartlett, tax counsel to Wachovia, that the material United States federal income tax consequences of the merger are as follows:

  . The merger will constitute a reorganization within the meaning of Section
    368(a) of the U.S. tax code.

  . First Union and Wachovia will each be a party to the reorganization within the meaning of Section 368(b) of the U.S. tax code.

  . No gain or loss will be recognized by Wachovia shareholders who receive shares of First Union common stock and DEPs in exchange for their Wachovia common stock, except:

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  .  exchanging Wachovia shareholders that elect to receive the $0.48 per share cash payment will recognize gain, but not loss, with respect to each Wachovia share exchanged in the amount equal to the lesser of:

    - the excess, if any, of

     (1) the sum of the fair market value at the date of the merger of the First Union common stock and the cash payment, over

     (2) the shareholder's tax basis in the share of Wachovia common stock surrendered in the merger; and

    - the amount of the cash payment received.

  . gain or loss will be recognized with respect to the payment of cash in lieu of fractional shares of First Union common stock and ordinary income will be recognized with respect to the payment of cash in lieu of fractional DEPs.

   While Sullivan & Cromwell and Simpson Thacher & Bartlett are of the opinion that no gain will be recognized on the receipt of DEPs in the merger, there is no clear authority concerning the tax treatment of the receipt of DEPs in the merger. If the Internal Revenue Service successfully asserted that DEPs were not stock of First Union, a Wachovia shareholder that elects to receive DEPs would recognize gain, but not loss, based on the fair market value of DEPs in the same manner as a recipient of the $0.48 per share cash payment.

   Adjusted Basis and Holding Period. The aggregate basis for U.S. federal income tax purposes in the First Union common stock and DEPs, if any, that each Wachovia shareholder receives in the merger will be the same as such shareholder's aggregate basis in the surrendered Wachovia common stock, decreased by the amount of the cash received in the merger, other than cash received for fractional shares, and increased by the amount of gain recognized by the holder. A Wachovia shareholder will include in its holding period of the First Union common stock and DEPs its holding period of the surrendered Wachovia common stock. The basis of a Wachovia shareholder who receives DEPs will be allocated between the First Union common stock and DEPs in proportion to their relative fair market values.

   Cash Received in Lieu of Fractional Shares. Holders of Wachovia common stock receiving cash in lieu of a fractional share of First Union common stock will be treated as first having received the fractional share in the merger and then having sold the fractional share for cash. These holders will generally recognize capital gain or loss equal to the difference between such holder's tax basis in the deemed-received fractional First Union common stock (which shall include any basis that would have been allowed to a fractional DEP) and the amount of cash received.

   Holders of Wachovia common stock that receive cash instead of a fractional DEP will generally recognize ordinary income in the amount of that cash.

   Dissenting Shareholders. Holders of Wachovia common stock who receive cash in respect of a dissenting share of Wachovia common stock will recognize gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in the dissenting shares. Any gain or loss attributable to dissenting shares generally will be capital gain or loss and will be long-term capital gain or loss if the Wachovia common stock exchanged has been held for more than one year at merger completion.

   Taxation of Capital Gain. Gain or loss recognized by an exchanging Wachovia shareholder in connection with the receipt of the $0.48 per share cash payment and any cash in lieu of fractional shares of First Union common stock will generally be capital gain or loss. Capital gain of a noncorporate shareholder is generally taxed at a maximum rate of 20% where the Wachovia common stock was held more than one year on the effective date of the merger. The deduction of any capital losses is subject to limitations.

   DEPs. There is no clear authority establishing the tax treatment of the ownership of a security similar to the DEPs. The following discussion is based on the opinion of Sullivan & Cromwell and Simpson Thacher & Bartlett that DEPs will be treated as stock for federal income tax purposes although the Internal Revenue Service might assert otherwise.

   Distributions on DEPs will be treated as ordinary dividend income to the extent paid out of First Union's current or accumulated earnings and profits. Corporate shareholders will not, in all likelihood, be entitled to claim a dividends received deduction in respect of dividends on DEPs.

   In addition, while not free from doubt, proceeds from a sale or redemption of DEPs would generally be treated as ordinary income, without regard to the holder's gain or loss on the sale or redemption under section 306 of the U.S. tax code or otherwise. Certain exceptions to ordinary income treatment apply where the sale or redemption of DEPs terminates the holder's interest in First Union, is coupled with a sale of an equivalent percentage of the holder's First Union common stock, or results in proceeds that exceed the value of DEPs on the day of the merger.

   We urge you to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws. The tax treatments for the $0.48 per share cash payment and the dividends received on DEPs are not the same. Please read this information carefully prior to your decision on electing to receive either the $0.48 per share cash payment or the DEPs in the merger.

   Tax Opinions as Condition to Merger. We will not be obligated to complete the merger unless First Union receives a further opinion of Sullivan & Cromwell and Wachovia receives a further opinion of Simpson Thacher & Bartlett, each in form and substance reasonably satisfactory to us, and dated as of the date of completion of the merger substantially to the effect of the conclusions set out under the heading "General" immediately above. In rendering their opinions, counsel will require and rely upon factual representations contained in certificates of officers of First Union and Wachovia.

   Like other conditions to the merger, the merger agreement allows us to waive this condition. However, if the receipt of either of the legal opinions is waived, we will recirculate revised proxy materials and resolicit the vote of shareholders.

   None of the tax opinions delivered or to be delivered to the parties in connection with the merger as described in this joint proxy statement-prospectus is binding on the Internal Revenue Service or the courts, and neither Wachovia nor First Union intends to request a ruling from the IRS with respect to the merger.

   Information Reporting and Backup Withholding. In general, payments related to Wachovia common stock will be subject to information reporting requirements and backup withholding tax for a non-corporate holder that:

  . fails to provide an accurate taxpayer indemnification number,

  . is notified by the Internal Revenue Service regarding a failure to report all interest or dividends required to be shown on its federal income tax returns, or

  . in certain circumstances, fails to comply with applicable certification requirements.

   Persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate Internal Revenue Service Form W-8.

   Reporting Requirements. A holder of Wachovia common stock that receives First Union common stock in the merger may be required to retain records related to such holder's Wachovia common stock, and to file with its U.S. federal income tax return a statement setting forth facts relating to the merger.

   Because the tax consequences of the merger may vary depending upon your particular circumstances, you are urged to consult your own tax advisor as to the specific tax consequences of the merger to you, including the application and effect of U.S. federal, state and local, foreign and other tax laws.

Accounting Treatment

   We intend to treat the merger as a purchase by First Union of Wachovia under generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of completion of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

   All unaudited pro forma financial information contained in this joint proxy statement-prospectus has been prepared using the purchase method to account for the merger. See "First Union and Wachovia Unaudited Pro Forma Condensed Combined Financial Information" on page 181. The final allocation of the purchase price will be determined after the merger is completed and after completion of a thorough analysis to determine the fair values of Wachovia's tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to combining the companies. Accordingly, the final purchase accounting adjustments, restructuring and merger-related charges may be materially different from the unaudited pro forma adjustments presented in this document. Any decrease in the net fair value of the assets and liabilities of Wachovia as compared to the information shown in this document will have the effect of increasing the amount of the purchase price allocable to goodwill.

Stock Exchange Listing

   First Union has agreed to use all reasonable best efforts to list the common stock to be issued in the merger on the NYSE. It is a condition to the consummation of the merger that those shares be approved for listing on the NYSE, subject to official notice of issuance. Following the merger, we expect that the shares of the combined company will trade on the NYSE under the symbol "WB."

   First Union has also agreed to use reasonable efforts to cause the DEPs to be listed on a securities, futures or option exchange or quoted on a dealer quotation system. No assurance can be given at this time whether the DEPs will qualify for listing or be listed, whether a market for DEPs will develop, or, if a market develops, whether the DEPs will be actively traded or at what price they will trade. Obtaining such a listing or quotation is not a condition to completing the merger.

Expenses

   The merger agreement provides that each of First Union and Wachovia will pay its own expenses in connection with the merger and the transactions contemplated by the merger agreement. However, First Union and Wachovia will divide equally the payment of all printing costs, filing fees and registration fees paid to the SEC in connection with the filing of this document and the payment of all fees paid for filings with governmental authorities.

Dividends

   Before the merger, we will coordinate the declaration and payment of regular quarterly cash dividends on First Union common stock and Wachovia common stock with the intent that you will not receive more than one dividend, or fail to receive one dividend, for any single quarter.

   First Union's dividend policy will continue for the combined company, but this policy is subject to change at any time. In the first and second quarters of 2001, First Union declared a dividend of $0.24 per First Union share (equivalent to $0.48 per Wachovia share at the two-for-one exchange ratio in the merger), whereas Wachovia declared a dividend of $0.60 per share of Wachovia common stock.

   Wachovia shareholders may choose to receive either DEPs or a $0.48 per share one-time cash payment in the merger. Wachovia shareholders who choose to receive DEPs in the merger will be entitled to receive, on each DEPs, an additional dividend each quarter that will make up any difference between the common stock dividend declared by the combined company and $0.30. For example, the DEPs dividend will be $0.06 per share if the common stock dividend is $0.24 per share, bringing the total to $0.30 per quarter. Because the exchange ratio converts each applicable Wachovia common share into two DEPs, this dividend is intended to preserve the effect of the $0.60 quarterly dividend that Wachovia shareholders currently receive. The dividend rights on the DEPs will terminate when the total dividends paid on the combined company's common stock over four straight quarters reaches the equivalent of what would have been paid at Wachovia's current dividend rate ($2.40 per Wachovia share).

   Alternatively, for those Wachovia shareholders who elect to receive the one-time $0.48 per share cash payment in the merger rather than the DEPs, that cash payment represents our estimate of the present value of the difference between the amount of dividends Wachovia shareholders would have received at the equivalent of Wachovia's current regular $0.60 quarterly dividend and the regular quarterly dividends we expect they will receive on the combined company's common shares they receive in the merger, over the period the difference is expected to exist. However, the combined company's dividend policy is subject to change at any time and, accordingly, the amount of dividends actually paid may be more or less than the amounts we assumed in calculating the $0.48 per share cash payment.

   All dividends on common and preferred shares (including DEPs) of the combined company will be payable when, as and if declared by the board of directors out of funds legally available for the payment of dividends by a North Carolina corporation. Dividends on the DEPs, however, are cumulative and not lost should the board fail to declare them. See "Material Federal Income Tax Consequences" on page 94 and "Dividend Policy" beginning on page 111.

Interests of Certain Persons in the Merger

   Some of Wachovia's and First Union's executive officers and directors have interests in the merger that are in addition to and may be different from the interests as Wachovia shareholders or First Union shareholders they may share with you. The Wachovia and First Union boards were aware of these different interests and considered them, among other matters, in adopting the merger agreement and the transactions it contemplates.

   In summary, we estimate that the value of the incremental payments and benefits for the executive officers and directors of the respective parties is as set forth in the chart below:

                                                     Supplemental
                             Severance and            Retirement
  Company                    Other Benefits           Agreement                Total
----------------------------------------------------------------------------------------
  First Union                $11.2 million               N/A               $11.2 million
----------------------------------------------------------------------------------------
  Wachovia                    $40 million            $30 million            $70 million

   As described under "Board Composition of the Combined Company" and "Operations" beginning on page 80, 7 executive officers and 9 directors of First Union and 5 executive officers and 9 directors of Wachovia will serve as executive officers and directors of the combined company. In addition, as described below, completion of the merger will constitute a change in control of Wachovia for purposes of determining the entitlement of certain executive officers of Wachovia to severance and other benefits under existing agreements. Furthermore, as described below, some members of the management of Wachovia are expected to enter into agreements, the form of which is to be negotiated, relating to their employment with the combined company that will provide employment and severance benefits following the merger. One member of First Union's management has entered into an amendment to his existing employment agreement with First Union.

   Mr. Baker's Employment Agreement. In connection with the merger, First Union entered into a three-year employment agreement with L.M. Baker, Jr., Chairman, President and Chief Executive Officer of Wachovia, which was amended and restated as of May 18, 2001. The agreement provides that he will serve as Chairman of the board of the combined company during the term of his employment. For his services, Mr. Baker will be entitled to receive an annual base salary of at least $1,000,000 and an annual cash incentive bonus in an amount to be determined by the combined company's board of directors, but in no event may Mr. Baker's base salary and annual bonus be less than that of the combined company's Chief Executive Officer. Mr. Baker's current salary is $998,000. In addition, he will continue to be eligible to participate in various employee benefit plans and will continue to be entitled to certain fringe benefits. The employment agreement also provides for the continued payment of premium amounts with respect to Mr. Baker's existing split dollar life insurance agreement and executive life insurance program as set forth in the applicable agreement or program, regardless of whether he continues to be employed by the company. Also, upon the earlier of the expiration of his employment period or the termination of his employment for any reason, the combined company will honor Mr. Baker's current Supplemental Retirement Agreement, which will entitle Mr. Baker to receive an annual retirement benefit in addition to his normal pension benefit. See also "Wachovia Supplemental Retirement Agreements" beginning on page 100. Upon termination of employment, Mr. Baker will also receive a payment of $200,000 per year for life, net of taxes, for office space, secretarial support and transportation. Mr. Baker's right to the restricted stock award of 60,000 shares of Wachovia common stock described in the "Wachovia Employment Agreements" section beginning on page 168 is preserved.

   The agreement provides that Mr. Baker's employment will automatically terminate upon his death, disability or retirement. In addition, the combined company may terminate his employment for "cause" and he may terminate his employment for any reason. If Mr. Baker's employment is terminated for any reason other than for illegal conduct then he will be entitled to (1) a pro rata annual bonus for the period prior to his termination based on the highest bonus paid to him during either the three-year period prior to his termination date or the three-year period prior to the date of the agreement, (2) an amount equal to his annual base salary plus the bonus determined under (1) above multiplied by the sum of the number of years and fractions of years remaining in his employment period, or by three if the termination occurs after a "change in control" of the combined company, plus one, (3) medical, dental and life insurance benefits for him and his family for the period from the termination date to the expiration of the employment period, or for life if the termination date occurs after a "change in control" of the combined company, and (4) continue to vest in restricted stock and options. Also, Mr. Baker will be entitled to a gross-up payment equal to the amount of excise taxes, plus the applicable income taxes due on such gross-up payment, payable by him if such taxes become payable under his agreement or otherwise, including such taxes which become payable as a result of the merger. A copy of Mr. Baker's employment agreement with First Union has been filed as an exhibit to the registration statement to which this document is a part.

   This employment agreement will commence when the merger occurs. It will replace Mr. Baker's existing employment agreement with Wachovia. For a description of that agreement, please see "Wachovia Employment Agreements" beginning on page 168.

   Other Employment Agreements. First Union and Wachovia both have employment agreements with their respective executive officers. As a result of the merger, some First Union executive officers will not have similar positions with the combined company. Such First Union executives will be entitled to terminate their employment for "good reason" as defined under the respective First Union employment agreements. In general, such a termination will entitle such executives to receive a payment equal to three times their annual base salary and highest annual bonus for the preceding three years.

   Under the Wachovia employment agreements, if an executive resigns for any reason (or, in the case of one executive, for "good reason" as defined in his employment agreement), or is terminated other than for "cause" within the three year period following the merger, then for the period ending on the third anniversary of the termination, known as the compensation period, the executive will be entitled to receive monthly payments equal to one-twelfth of the sum of
(1) the highest annual base salary rate in effect during the 12-month period before termination, plus (2) annual incentive compensation equal to the highest annual average based on any three-year period during the final five years of employment, provided the compensation committee approves such bonus amounts, and (3) the total amount of company contributions under the Wachovia Retirement Savings and Profit-Sharing Plan and any executive deferred compensation plans or arrangements in which the executive participated based on the highest annual average during any three-year period among the final five years of employment. During the compensation period the executive will also be entitled to continued vesting with respect to stock options, restricted stock awards or other stock based awards granted under Wachovia's stock-based plans, and employee benefits, other than tax-qualified retirement plans, and supplemental and equalization benefits to which the executive was entitled prior to termination, or substantially equivalent benefits. The executive is also entitled to "gross-up" payments equal to the amount of excise taxes, income taxes, interest and penalties if such severance payments are deemed excess parachute payments for federal income tax purposes.

   It is currently expected that 3 First Union executive officers will be entitled to receive payments under their respective employment agreements following the merger, and up to 10 Wachovia executive officers, including Mr. Baker, would be entitled to receive payments and benefits under their respective employment agreements if their employment terminates within the three year period following the merger. The aggregate amount of such payments and benefits, if such amounts were determined as of the date of this joint proxy statement-prospectus, would equal approximately $11.2 million for the 3 First Union executive officers, and $40 million plus the amount of the excise tax for Wachovia executive officers. It is our current expectation that several of Wachovia's executive officers will remain in the employment of the combined company so that such amount may be substantially lower. Some of Wachovia's executives may enter into retention arrangements with the combined company to ensure their services for transitional periods following the merger. Those retention arrangements may involve the payment of retention bonuses.

   Wachovia Supplemental Retirement Agreements. 9 executive officers of Wachovia, including Mr. Baker, are parties to nonqualified, unfunded retirement agreements which are intended to supplement the retirement payments received by the executives under Wachovia's defined benefit pension plan. In connection with the merger, the executives' rights to benefits under the agreements fully vest. Further, if the executive resigns or is terminated by the employer for any reason other than "cause" during the three-year period following the merger, the executive's supplemental benefit will be (1) deferred until the later of the third anniversary of the executive's termination or the date the executive attains age 55, and (2) adjusted to reflect any continuation benefits under the executive's employment agreement. Assuming that the employment of each such executive terminates on the date of the merger, we estimate that the present value of the accelerated vesting and adjustment for continuation benefits under these agreements is approximately $30 million. It is our current expectation that several of Wachovia's executive officers will remain in the employment of the combined company so that such incremental benefit may be substantially lower.

   Wachovia's Outside Directors. In connection with the merger, non-employee directors of Wachovia may elect to obtain a cash settlement of the phantom stock units then credited to the non-employee director's account under Wachovia's director deferred stock unit plan, in a lump sum or in annual payments over a period of up to ten years.

   Other Wachovia Plans. Wachovia has agreed to cause the Management Resources and Compensation Committee of Wachovia's board of directors to determine that all unvested Wachovia stock options, phantom stock and restricted stock awards granted under the Amended and Restated Wachovia Corporation Stock Plan will not vest as a result of the merger.

   Indemnification; Directors' and Officers' Liability Insurance. The merger agreement provides that, upon completion of the merger, the combined company will indemnify and hold harmless all past and present officers, directors and employees of Wachovia and its subsidiaries to the same extent they are indemnified or have the right to advancement of expenses under Wachovia's articles and bylaws and to the fullest extent permitted by law. In addition, we also agreed that the combined company will use reasonable best efforts to provide directors' and officers' liability insurance equivalent to that currently provided by Wachovia for a period of six years after completion of the merger to Wachovia's former directors and officers. First Union officers, directors and employees are currently covered under existing First Union policies and applicable provisions of First Union's articles of incorporation and by-laws.

Restrictions on Resales by Affiliates

   The shares of First Union common stock that Wachovia shareholders will own following the merger have been registered under the Securities Act of 1933. They may be traded freely and without restriction by you if you are not deemed to be an affiliate of First Union, Wachovia or the combined company under the Securities Act. An "affiliate" of First Union, Wachovia or the combined company, as defined by the rules under the Securities Act, is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, First Union, Wachovia or the combined company, as the case may be. Persons that are affiliates of First Union or Wachovia at the time the merger is submitted for vote of the Wachovia shareholders or of the combined company following completion of the merger may not sell their shares of First Union common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 issued by the SEC under the Securities Act. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of any class of capital stock.

   This joint proxy statement-prospectus does not cover any resale of First Union common stock received in the merger by any person that may be deemed to be an affiliate of Wachovia, First Union or the combined company.

Dissenters' Appraisal Rights

   The boards of directors of First Union and Wachovia have elected to provide Wachovia shareholders with dissenters' rights in connection with the merger. Therefore, the merger agreement provides that a Wachovia shareholder may elect to be paid for his or her shares in accordance with the procedures in the North Carolina Business Corporation Act, or BCA.

   The following discussion is not a complete description of the law relating to appraisal rights available under North Carolina law and is qualified in its entirety by the full text of Article 13 of the BCA. Article 13 is reprinted in its entirety as Appendix K to this joint proxy statement-prospectus. If you wish to exercise appraisal rights, you should review carefully Article 13 and are urged to consult a legal advisor before electing or attempting to exercise these rights.

   If the merger is completed, and you are a shareholder of record of Wachovia who objects to the merger and who fully complies with Article 13 of the BCA, you will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of your shares of Wachovia common stock. A shareholder of record may assert dissenters' rights as to fewer than all of the shares registered in that shareholder's name only if that shareholder dissents with respect to all shares beneficially owned by any one beneficial owner and notifies Wachovia in writing of the name and address of each person on whose behalf that registered shareholder asserts dissenters' rights. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights, the fair value of a dissenting shareholder's Wachovia common stock equals the value of the shares immediately before the merger completion date, excluding any appreciation or depreciation in anticipation of the merger.

   Under Article 13, all shareholders entitled to appraisal rights in the merger must be notified in the meeting notice relating to the merger that shareholders are entitled to assert dissenters' rights. This joint proxy statement-prospectus constitutes that notice, and Article 13 is attached as Appendix K to this joint proxy statement-prospectus. If you wish to exercise your appraisal rights or wish to preserve your right to do so, you should review the following discussion and Appendix K carefully.

   If you are a Wachovia shareholder and desire to dissent and receive cash payment of the fair value of your Wachovia common stock, you must:

  . deliver to Wachovia, prior to the shareholder vote on the plan of merger, a written notice of your intent to demand payment for your shares if the merger is completed;

  . not vote your shares in favor of the plan of merger; and

  . demand payment and deposit your stock certificates with Wachovia in accordance with the terms of a dissenters' notice to be sent to all dissenting shareholders within 10 days after the merger is approved by the shareholders of Wachovia.

   The dissenters' notice sent to dissenting shareholders will specify the dates and place for receipt of the payment demand and the deposit of the Wachovia stock certificates. As soon as the merger is completed or within 30 days after receipt of a payment demand from a dissenting shareholder who has complied with the statutory requirements, whichever is later, First Union will pay the dissenter the amount that First Union estimates to be the fair value of the dissenting shareholder's shares, plus accrued interest. First Union's payment will be accompanied by:

  . Wachovia's balance sheet as of the end of a fiscal year ended not more than 16 months before the date of the payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any;

  . an explanation of the estimation of the fair value of the shares;

  . an explanation of how the interest was calculated;

  . a statement of the dissenting shareholder's right to demand payment of a different amount under Section 55-13-28 of the BCA; and

  . a copy of the dissenters' rights provisions of the BCA.

   Within 30 days after First Union pays for the shares of a dissenting shareholder, or within 30 days of First Union failing to timely act in accordance with the BCA, the dissenting shareholder may notify First Union that he or she does not accept the estimate of fair value of the shares and interest due on that fair value and that the shareholder demands payment in the amount of the shareholder's own estimate of the fair value of the shares and interest due. If, within 60 days of First Union's payment or a dissenting shareholder's demand for payment of a different amount, whichever is earlier, the payment amount has not been settled, the dissenting shareholder may file an action in the Superior Court Division of the General Court of Justice requesting that the fair value of the dissenting shareholder's shares and the accrued interest be determined. The dissenting shareholder will not have the right to a jury trial. The court will have discretion to make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If a dissenting shareholder does not begin the proceeding within the 60-day period, he will be deemed to have withdrawn his dissent and demand for payment.

   Wachovia shareholders should note that cash paid to dissenting shareholders in satisfaction of the fair value of your shares will be recognized as gain or loss for federal income tax purposes.

   Failure by a Wachovia shareholder to follow precisely the steps required by the BCA for perfecting appraisal rights may result in the loss of those rights. In view of the complexity of these provisions and the requirement that they be strictly complied with, if you hold Wachovia common stock and are considering dissenting from the approval of the plan of merger and exercising your appraisal rights under the BCA, you should consult your legal advisors.

   The BCA provides that the exercise of dissenters' rights will be the exclusive method for a Wachovia shareholder to challenge the merger in the absence of a showing that the merger is either unlawful or fraudulent as to that shareholder.

   All written communications from shareholders with respect to the exercise of appraisal rights should be mailed before completion of the merger to Wachovia Corporation, 100 North Main Street, P.O. Box 3099, Winston-Salem, North Carolina 27150, Attention: Secretary, and after completion of the merger to First Union Corporation, One First Union Center, Charlotte, North Carolina 28288-0013, Attention: General Counsel.

   Voting against, abstaining from voting or failing to vote on the proposal to approve the plan of merger is not enough to satisfy the requirements of the BCA. You must also comply with all of the conditions relating to the separate written notice of intent to dissent to the merger, the separate written demand for payment of the fair value of your shares of Wachovia common stock and the deposit of your stock certificates.

Stock Option Agreements

   The following description sets forth the material provisions of the Wachovia stock option agreement and the First Union stock option agreement, each as amended and restated. These descriptions are not complete and they are subject to, and qualified by reference to, the stock option agreements, which are attached as Appendices B and C, respectively, to this document and are incorporated herein by reference. You are urged to read each of these documents carefully and in its entirety.

   General. To induce each other to enter into the merger agreement, First Union and Wachovia issued each other options to purchase common stock of their respective companies. The terms and conditions of the two stock options are materially the same, except as described in this section. We amended both option agreements to clarify the parties' intent and to prevent particular terms of the option agreements from distracting shareholders from the merits of the merger. This section describes the amended option agreements.

   The option that Wachovia issued allows First Union to buy up to 19.9% of the number of Wachovia common shares outstanding as of April 12, 2001. The exercise price is $59.482 per share. The option that First Union issued allows Wachovia to buy up to 19.9% of the number of First Union common shares outstanding as of April 12, 2001. The exercise price is $31.892 per share. These exercise prices were determined by using the average of the closing prices for the issuer's common shares for the five trading days ending April 12, 2001, the last trading day before we announced the merger. The exercise price of each option and the number of shares subject to it may be adjusted if the capitalization of the issuing company changes, including through stock dividends and recapitalizations. However, neither option can ever be for more than 19.9% of the number of the issuer's outstanding common shares.

   The options only become exercisable if one of the initial triggering events and one of the subsequent triggering events described below under "Exercise" occurs. To our knowledge, neither option was exercisable as of the time we mailed this document. In particular, nothing SunTrust has done that we knew of at that time has caused either option to become exercisable.

   If an option becomes exercisable, the holder may exercise the option by paying cash for the exercise price. The holder may also exercise by paying with securities. Any securities must be transferred at fair value, as agreed upon by two nationally recognized investment banks that we select. We have agreed that we will only use debt securities or preferred stock that are investment grade and readily marketable.

   If either company were able to, and did, exercise its option, it would own between 16% and 17% of the other's common shares and have the ability to vote those shares in the future. Because North Carolina law generally requires a majority vote for merger proposals, the holder would not be able to force a merger or veto future business combinations or strategic transactions, based solely on the shares received upon exercise of the option. SunTrust has publicly indicated that it does not "currently intend" to continue its hostile proposal if First Union refuses to cancel its option to purchase Wachovia shares in exchange for a cash payment equal to its "in the money" value, or if First Union is able to, and does, exercise the option and acquires Wachovia shares. However, SunTrust has said that it reserves the right to change its mind.

   Purpose. Publicly traded companies, particularly companies in the banking industry, often issue options or agree to termination fees when they announce mergers. They do so to increase the likelihood that their transaction will be completed and to compensate the party receiving the option for its efforts and its expenses and losses if the transaction is not completed. The options we issued each other may have the effect of discouraging offers by third parties to acquire the issuer of the option, even if those persons were prepared to offer to the issuer's shareholders a greater value than these shareholders will receive in that contemplated merger.

   The options and termination fees that publicly traded companies issue or agree to in mergers often differ from each other in important respects, although they are all designed to increase the likelihood that an agreed-upon merger will be completed. For example, the options that we have issued each other limit the maximum total profit the holder can receive to $780 million. In contrast, the option that SunTrust required in its last major bank acquisition and the options in some other bank merger transactions had no limit. As another example, the number and type of shares subject to our option, and the exercise price, also adjusts if the issuer consummates a significant, agreed-upon transaction that fundamentally alters the value of its common stock. Our adjustment is described under "Substitute Option" below and is a different feature. Finally, it is also different for options to permit the exercise price to be paid in securities. We made the latter change because recently proposed changes in accounting policies that apply to most companies may make it more desirable to exercise options to purchase shares (rather than using other rights under the option) and exercising the options would otherwise require a substantial cash payment that would adversely affect the exercising company's bank regulatory capital ratios.

   Exercise. An option will become exercisable if both an initial triggering event and a subsequent triggering event occur before the option expires. However, because each subsequent triggering event includes in it an initial triggering event, an option will always become exercisable if a subsequent triggering event occurs before the option expires.

 An initial triggering event means any of    A subsequent triggering event means
 the following:                              any of the following:
------------------------------------------------------------------------------------
 . The issuer agrees to:                     .The issuer agrees to:
   + a merger or consolidation or any         + a merger or consolidation or any
     similar transaction of it or any           similar transaction of it or any
     significant                                significant subsidiary
     subsidiary
   + a purchase, lease or other acquisition   + a purchase, lease or other
     of more than 15% of the business,          acquisition of more than 25% of the
     assets or deposits of it or any            business, assets or deposits of it
     significant subsidiary                     or any significant subsidiary
   + a purchase or other acquisition of       + a purchase or other acquisition of
     securities representing more than 15%      securities representing more than
     of the voting power of it or any           25% of the voting power of it or any
     significant subsidiary.                    significant subsidiary.
 . The board of directors of the issuer      . The board of directors of the issuer
   recommends any of the preceding             recommends any of the preceding to
   transactions to its shareholders.           its shareholders
 . A person acquires 15% of the issuer's     . A person acquires 25% of the
   common shares.                              issuer's common shares.
 . The issuer's shareholders do not approve
   the First Union/Wachovia merger after a
   third party has publicly proposed an
   acquisition transaction with the issuer.
 . The issuer's board changes its
   recommendation of the merger in
   anticipation of another acquisition
   transaction (or publicly announces its
   intention to do so).
 . Any person files a registration statement
   or tender offer materials with the SEC or
   a notice or application with any bank or
   antitrust authority for a potential
   alternative acquisition transaction with
   the issuer.
 . The issuer willfully breaches an
   agreement in the merger agreement after a
   third party has proposed an alternative
   acquisition transaction and the breach
   entitles the grantee to terminate the
   merger agreement and is not cured before
   the option holder gives notice of the
   exercise.

   Once an option becomes exercisable, it may be exercised in whole or in part for up to 6 months. However, the right to exercise the option will be extended for up to a maximum of 6 additional months if time is needed to comply with regulatory requirements or to avoid liability under the short-swing trading restrictions contained in the Securities Exchange Act or if an injunction prohibits exercise. The holder of the option may not exercise the option if it is in breach of any of its agreements in the merger agreement that entitles the issuer to terminate the merger agreement.

   Expiration. Unless the option is exercisable at the time, the option will expire on the first of the following events:

  .  the First Union/Wachovia merger;

  .  the termination of the merger agreement other than

   + any termination after an initial triggering event

   + a termination for a continuing breach by the issuer

   + a termination because the issuer failed to recommend the merger to its shareholders or began and continued for five business days negotiations with a third party concerning an alternative acquisition proposal to the First Union/Wachovia merger; or

  . 18 months after any termination of the merger agreement listed under "other than" in the preceding bullet.

   On May 30, 2001, SunTrust filed with the Federal Reserve Board an application for approval to complete its unsolicited acquisition proposal with Wachovia. This action is an "initial triggering event" under the sixth bullet in the definition of initial triggering event above. Therefore, if the merger agreement terminates, the option issued by Wachovia will not expire until 18 months after the date of termination of the merger agreement. If a "subsequent triggering event" occurs anytime between now and the end of that 18-month period, the option would become exercisable. At the time we are mailing this document to you, we are not aware of any event that has occurred that would be a "subsequent triggering event" or that would cause the option issued by Wachovia to become exercisable. Because SunTrust is not proposing to acquire First Union, neither SunTrust's proposal nor its filing of the Federal Reserve Board application to acquire Wachovia has the same effect on the option issued by First Union.

   Repurchase and Surrender. The holder of an option or option shares may require the issuer to repurchase the option or such shares at any time before the option expires if one of the following events occurs:

  . a person acquires 50% or more of the issuer's outstanding common shares, or

  . the issuer completes:

   + a merger or consolidation or any similar transaction of it or any significant subsidiary

   + a purchase, lease or other acquisition of more than 25% of the business, assets or deposits of it or any significant subsidiary

   + a purchase or other acquisition of securities representing 25% or more of the voting power of it or any significant subsidiary

The repurchase of the option will be at a price per share equal to the amount by which the market or offer price calculated in accordance with the stock option agreement of the issuer's common stock is higher than the option price and the repurchase of the option shares will be at the market or offer price.

   During the time that the holder of an option has the right to require the issuer to repurchase the option as described above, the holder may, if it has not exercised its repurchase rights of the option, also surrender the option to the issuer for a cash payment equal to $375 million. This price will be adjusted if there have been purchases of stock under the option and gains on sales of stock purchased under the option. If the holder surrenders the option for this cash payment, the holder must also surrender any shares that it still holds after purchasing them under the option.

   Limit on Profit. A holder's total profit from an option cannot be more than $780 million. If a holder's total profit would be more than $780 million, before exercising rights under the option the holder must take actions to reduce the total profit to $780 million. Total profit is defined to mean the total of:

  . any excess of the net value received by the holder on the sale of any shares purchased under the option over the holder's purchase price,

  . plus all amounts received by the holder on the repurchase or surrender of the option or option shares,

  . plus all equivalent amounts with respect to the substitute option (as described below) and related excess cash payments,

  . minus any cash paid or option shares delivered to the issuer to reduce the holder's total profit.

Also, an option may not be exercised for a number of shares that would result in a notional total profit of more than $780 million. If the exercise of the option would otherwise result in a higher notional amount, then before purchasing the shares the holder must take actions to reduce the notional total profit to $780 million. Notional total profit is defined to mean, with respect to any shares subject to a proposed exercise of an option, the total profit on the proposed exercise date assuming the exercise occurred on such date and all shares purchased under the option and then held by the holder were sold for cash at the closing market price on the preceding trading day.

   Substitute Option. Neither option prohibits the issuer from agreeing to acquisition transactions in which the issuer is no longer the surviving corporation, in which the value of the issuer's common shares is fundamentally altered or in which the issuer's business is transferred to another party. However, each option includes provisions that ensure that the option's value will not be negatively affected by one of these transactions.

   These substitute option provisions apply if the issuer agrees to one of the following:

  . a merger in which the issuer does not survive,

  . a merger or plan of exchange in which the issuer's common shares end up converted into cash, securities of another company or property,

  . a merger or plan of exchange in which the issuer's common shares end up representing less than 50% of the merged or acquiring company, or

  . a sale of all or substantially all of the issuer's or any significant subsidiary's assets or deposits.

The substitute option provisions require that, while the option is outstanding, any agreement by the issuer to one of these transactions must allow the holder of the option to receive a new option when the transaction is completed. We call this new option a "substitute option" because it substitutes for the existing option.

   The holder of the original option will have the ability to select the common shares that are covered by the new substitute option. The holder can select the common shares of any of the following, although not all may apply to any particular transaction:

  . the continuing or surviving person of a consolidation or merger with the issuer,

  . the acquiring person in a plan of exchange in which the issuer is acquired,

  . the issuer in a merger or plan of exchange in which the issuer is the acquiring person,

  . the transferee of all or substantially all of the assets or deposits of the issuer or any of its significant subsidiaries, or

  . any person that controls any of the entities in the above bullets.

The substitute option will be exercisable for shares representing twice the value (taking into account the price being offered by the acquiring person) of the shares that could have been bought from the issuer of the original option. Also, the total exercise price of the substitute option will be twice that of the old option. The substitute option will otherwise have the same terms and conditions as the original option, unless otherwise required by law. The following summarizes the terms of the substitute option:

 Original Option                             Substitute Option
-----------------------------------------------------------------------------------
 Issuer: First Union or Wachovia             Issuer: Selected by holder of the
                                             original option based on the
                                             transaction the issuer of the original
                                             option agrees to
-----------------------------------------------------------------------------------
 Number of shares covered by option: 19.9%   Number of shares covered by option: A
 of the issuer's common shares on the date   number of shares that is equal to 2
 we signed the merger agreement              times the value (taking into account
                                             the price being offered by the
                                             acquiring person) of the shares
                                             covered by the original option
-----------------------------------------------------------------------------------
 Exercise Price: Based on the average        Exercise Price: Equal to 2 times the
 closing prices before we signed the merger  total exercise price of the original
 agreement                                   option
-----------------------------------------------------------------------------------
 Maximum Profit: $780 million                Maximum Profit: $780 million

   If the exercise price of the original option is less than the market or offer price for the issuer's common shares, the adjustments discussed above will result in the new substitute option having a higher financial value, measured at the time of exercise, than the original option--subject in all cases to the $780 million limit on total profit. The boards of directors of both First Union and Wachovia considered this feature and believed it to be appropriate because they believed that $780 million in total profit represented an appropriate amount to increase the likelihood that the merger will be completed and to compensate the party receiving the option for its efforts and its expenses and losses if the merger is not completed. They also considered that the substitute option will only be issued if the issuer agrees to a substantial transaction that is actually completed. As examples, we have compared below the circumstances in which the original option will become exercisable and in which a substitute option will be issued.

 The following are enough for the original   However, a substitute option will be
 option to become exercisable:               exercisable only under the following
                                             circumstances:
------------------------------------------------------------------------------------
 . The issuer's agreement with or            .  Only if the covered transactions
   recommendation of one of the covered         are actually completed
   transactions
------------------------------------------------------------------------------------
 . A hostile purchase of 25% or more of the  .  Only in transactions to which the
   common stock of the issuer                   issuer actually agrees (and then
                                                only if they are actually completed)
------------------------------------------------------------------------------------
 . The issuer's agreement or recommendation  .  Only sales of all or substantially
   of a sale of more than 25% of the            all of the business, assets or
   business, assets or deposits by, or the      deposits of the issuer or any
   acquisition of more than 25% of the          significant subsidiary
   common stock of, the issuer or any
   significant subsidiary
------------------------------------------------------------------------------------
 . The issuer's agreement or recommendation  .  Only completed mergers or
   of any merger or consolidation by the        consolidations in which the issuer
   issuer or any significant subsidiary         of the original option does not
                                                survive or in which the issuer's
                                                stock does not represent at least
                                                50% of the outstanding voting
                                                shares of the surviving company or
                                                the issuer's stock is converted
                                                into other stock or securities

   Substitute Option That Could Apply to SunTrust. If SunTrust were to complete its proposed acquisition of Wachovia by completing a merger with Wachovia and the option issued by Wachovia is still outstanding, First Union could receive a substitute option on SunTrust's common stock. The value of the option, and therefore the required payment if the option were surrendered, would depend upon a number of factors, and it is not possible at this time to calculate these values. However, assuming that the market or offer price under the stock option agreement does not exceed Wachovia's high price of $69.21 for the past six months, SunTrust's average common stock price is about $55.49 and SunTrust's share price at the time was $61.37, which is what it was on June 12, the value of the substitute option would be calculated as follows:

                      Formula in the Option           Amount
--------------------------------------------------------------------------------
  Number of SunTrust  The market or offer price times ($69.21 x 2 x 41,856,660
  shares subject to   twice the number of Wachovia    Wachovia shares) / $55.49
  the substitute      shares subject to the option    = about 104 million
  option              divided by the average price of SunTrust shares
                      SunTrust shares
--------------------------------------------------------------------------------
  Total exercise      Twice the total exercise price  2 x $59.482 x 41,856,660
  price of the        of the existing option (based   Wachovia shares = about
  substitute option   on the original per-share       $4.98 billion
                      exercise price of $59.482)
--------------------------------------------------------------------------------
  "in-the-money       SunTrust share price times      $61.37 x about 104 million
  value" of the       number of shares subject to the shares - about $4.98
  substitute option   substitute option minus the     billion = over $780
                      total exercise price            million


Because the "in-the-money value" of the substitute option under these assumptions would be more than $780 million, the maximum limit on profit would apply and the substitute option would be worth $780 million.

   The specific facts of a particular acquisition transaction and its timing will result in changes to variables in the formula and may result in values lower than the maximum profit limit. Neither Wachovia nor First Union believes that payment of the maximum amount would preclude it from engaging in a strategic transaction with another party, and SunTrust has publicly stated that the payment of $780 million will detract only marginally from its projected accretion (which assumed a $440 million payment).

   Litigation Challenging the Options. First Union and Wachovia believe that the options are valid and binding. When SunTrust announced its hostile proposal, it said that it reserved its right to challenge the validity of our options. As a result, on May 22, First Union filed a lawsuit in North Carolina seeking to have the options declared valid by a court. On the morning of May 23, Wachovia joined our lawsuit. Later that day, SunTrust filed a lawsuit in Georgia challenging the options. Since that time, there have been a variety of legal steps taken in these cases regarding the validity of the options. These lawsuits and their current status as of the date of this document are described in more detail under the heading "Litigation Relating to the Proposed Wachovia/First Union Merger" on page 171. Both First Union and Wachovia believe that SunTrust's lawsuit is without merit and intend to defend it vigorously. Both First Union and Wachovia believe the option agreements are valid under North Carolina law.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

First Union

   First Union common stock is listed on the NYSE and traded under the symbol "FTU." The following table shows the high and low reported closing sale prices per share of First Union common stock on the NYSE composite transactions reporting system and the quarterly cash dividends declared per share of First Union common stock.

                                                          Price Range
                                                           of Common
                                                             Stock
                                                         ------------- Dividends
                                                          High   Low   Declared
                                                         ------ ------ ---------
1999
  First Quarter......................................... $65.06  48.63    .47
  Second Quarter........................................  55.94  42.06    .47
  Third Quarter.........................................  48.38  35.31    .47
  Fourth Quarter........................................  43.63  32.44    .47
2000
  First Quarter.........................................  37.94  28.44    .48
  Second Quarter........................................  38.88  25.00    .48
  Third Quarter.........................................  32.63  25.00    .48
  Fourth Quarter........................................  34.13  24.00    .48
2001
  First Quarter.........................................  34.09  27.81    .24
  Second Quarter (through June 25, 2001)................  34.55  29.70    .24

   Past price performance is not necessarily indicative of likely future performance. Because market prices of First Union common stock will fluctuate, you are urged to obtain current market prices for shares of First Union common stock.

   There is no market for the DEPs and First Union does not currently know whether one will develop.

Wachovia

   Wachovia common stock is listed on the NYSE and traded under the symbol "WB." The following table shows the high and low reported closing sale prices per share of Wachovia common stock on the NYSE composite transactions reporting system and the quarterly cash dividends declared per share of Wachovia common stock.

                                                          Price Range
                                                           of Common
                                                             Stock
                                                          ------------ Dividends
                                                           High   Low  Declared
                                                          ------ ----- ---------
1999
  First Quarter.......................................... $91.00 79.00    .49
  Second Quarter.........................................  92.31 80.56    .49
  Third Quarter..........................................  85.25 75.31    .54
  Fourth Quarter.........................................  88.88 65.44    .54
2000
  First Quarter..........................................  68.94 53.63    .54
  Second Quarter.........................................  75.25 53.56    .54
  Third Quarter..........................................  60.38 53.38    .60
  Fourth Quarter.........................................  58.56 47.44    .60
2001
  First Quarter..........................................  69.36 54.50    .60
  Second Quarter (through June 25, 2001).................  69.10 57.65    .60

   Past price performance is not necessarily indicative of likely future performance. Because market prices of Wachovia common stock will fluctuate, you are urged to obtain current market prices for shares of Wachovia common stock.

Dividend Policy

   After the merger, the combined company is expected to pay (when, as and if declared by the board of directors out of funds legally available) regular quarterly cash dividends of $0.24 per share, in accordance with First Union's current practice. The timing and amount of future dividends paid by corporations, including First Union, Wachovia and the combined company, are subject to determination by the applicable board of directors in its discretion and will depend upon earnings, cash requirements and the financial condition of the respective companies and their subsidiaries, applicable government regulations and other factors deemed relevant by the applicable company's board of directors. Various U.S. state and federal laws limit the ability of affiliate banks to pay dividends to First Union and Wachovia and the same laws will apply to the combined company following the merger. The merger agreement restricts the cash dividends that may be paid on First Union and Wachovia common stock pending consummation of the merger. See "Conduct of Business Pending the Merger" beginning on page 87 and "Other Agreements" beginning on page 89.

   Wachovia shareholders may choose to receive either DEPs or a $0.48 per Wachovia share cash payment in the merger. Wachovia shareholders who choose to receive DEPs in the merger will be entitled to receive, on each DEPs, an additional dividend each quarter that will make up any difference between the common stock dividend declared by the combined company and $0.30. For example, the DEPs dividend will be $0.06 per share if the common stock dividend is $0.24 per share, bringing the total to $0.30 per quarter. Because the exchange ratio converts each applicable Wachovia common share into two DEPs, this dividend is intended to preserve the effect of the $0.60 quarterly dividend that Wachovia shareholders currently receive. The dividend rights on the DEPs will terminate when the total dividends paid on the combined company's common stock for four straight quarters reaches the equivalent of what would have been paid at Wachovia's current dividend rate ($2.40 per Wachovia share). Dividends on the DEPs will be cumulative, which means that even if they are not paid in a particular quarter they will continue to be owed to the DEPs holder. However, a failure to pay dividends on the DEPs will not prevent the combined company from paying future dividends on the common stock.

   Moreover, following the merger, the combined company will be subject to limitations on dividend capacity arising out of federal banking laws, other laws and debt instruments. See "Description of First Union Capital Stock" beginning on page 114.

                   INFORMATION ABOUT FIRST UNION AND WACHOVIA

First Union

   First Union was incorporated under the laws of North Carolina in 1967 and is registered as a financial holding company and a bank holding company under the Bank Holding Company Act. First Union provides a wide range of commercial and retail banking and trust services through full-service banking offices in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Virginia and Washington, D.C. First Union also provides various other financial services, including asset and wealth management, mortgage banking, credit card, investment banking, investment advisory, home equity lending, asset-based lending, leasing, insurance, international and securities brokerage services through its subsidiaries.

   First Union's principal executive offices are located at One First Union Center, Charlotte, North Carolina 28288-0013, and our telephone number is (704) 374-6565.

   Since the 1985 Supreme Court decision upholding regional interstate banking legislation, First Union has concentrated its efforts on building a large, diversified financial services organization, primarily doing business in the eastern region of the United States. Since November 1985, First Union has completed over 90 banking-related acquisitions.

   First Union established a new strategic direction in 2000, with the focus on generating improved core earnings growth from our three key businesses--Capital Management, the General Bank and Capital Markets. After a six-month strategic review, on June 26, 2000, First Union announced the strategic repositioning of the company, which resulted in the disposition of certain businesses, assets and branches that did not provide scale or strategic advantages. First Union will continue to evaluate its operations and organizational structures to ensure they are closely aligned with its goal of maximizing performance in core business lines. When consistent with overall business strategy, First Union may consider the disposition of certain assets, branches, subsidiaries or lines of business. While acquisitions are no longer a primary business activity, First Union continues to explore routinely acquisition opportunities, particularly in areas that would complement core business lines, and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected.

Wachovia

   Wachovia is an interstate financial holding company with dual headquarters in Atlanta, Georgia and Winston-Salem, North Carolina, serving regional, national and international markets. Wachovia had total consolidated assets of $76 billion and total consolidated deposits of $46 billion as of March 31, 2001 and is ranked 14th and 15th, respectively, among U.S. banking companies in those categories. At December 31, 2000, Wachovia had 20,325 employees and its market capitalization was $12 billion, ranking it 20th among U.S. banking companies.

   Wachovia has a heritage of more than 100 years of providing innovative and quality personal, corporate and institutional financial services, backed by in-depth expertise and resources and a commitment to client trust. The principal banking subsidiary is Wachovia Bank, N.A., which has 668 branches and 1,356 ATMs in Florida, Georgia, North Carolina, South Carolina and Virginia. Wachovia serves 3.8 million consumers and 180,000 small business customers in the five states. Wachovia is a corporate bank with more than 28,000 business relationships and global activities in 40 countries.

   Wachovia's other principal subsidiaries are Wachovia Securities, Inc., The First National Bank of Atlanta and OFFITBANK. Wachovia Securities, Inc. is a registered broker dealer and investment banking firm that provides a full range of corporate and retail financial services. Retail brokerage services are provided under the name IJL Wachovia. The First National Bank of Atlanta, whose sale of assets is pending, provides credit card services nationwide. OFFITBANK, a New-York based wealth management company, serves high-net-worth individuals and institutional clients.

   Wachovia, through its many subsidiaries, offers a wide array of credit and deposit services, insurance, investment and trust products, capital markets, wealth management and information services to consumers, primarily in the Southeast, and to both domestic and foreign corporations. In addition to the traditional network of retail branches and ATMs, products and services are available through Wachovia On-Call(C) telephone banking, automated Phone Access and Internet-based investing and banking at www.wachovia.com.

   Wachovia's corporate headquarters are located at 100 North Main Street, Winston-Salem, North Carolina 27150, (336) 770-5000 and 191 Peachtree Street, N.E., Atlanta, Georgia 30303, (404) 332-5000.

                    DESCRIPTION OF FIRST UNION CAPITAL STOCK

   As a result of the merger, Wachovia shareholders will become shareholders of First Union. Your rights as shareholders of First Union will be governed by North Carolina law and the articles of incorporation and by-laws of the combined company, which will generally be the same as those of First Union with the changes contemplated by the merger agreement and described in this joint proxy statement-prospectus. This description of the capital stock of the combined company, including the common stock and the DEPs to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. The following summarizes the material terms of the capital stock of the combined company but does not purport to be complete, and is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, North Carolina law and the articles of incorporation and by-laws of the combined company.

Common Stock

   Following the merger, the combined company will be authorized to issue up to 3 billion shares of common stock, par value $3.33 1/3 per share.

   Voting and Other Rights. Subject to the rights of any holders of any class of preferred stock outstanding, holders of First Union common stock will be entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter will be sufficient to authorize action upon routine matters. Directors are to be elected by a plurality of the votes cast, and shareholders of the combined company will not have the right to cumulate their votes in the election of directors.

   No Preemptive or Conversion Rights. Common stock of the combined company will not entitle its holders to any preemptive rights, subscription rights or conversion rights.

   Assets upon Dissolution. In the event of liquidation, holders of common stock of the combined company would be entitled to receive proportionately any assets legally available for distribution to shareholders of the combined company with respect to shares held by them, subject to any prior rights of any preferred stock of the combined company then outstanding.

   Distributions. Subject to the rights of holders of any class of preferred stock outstanding, holders of common stock of the combined company will be entitled to receive the dividends or distributions that the board of directors of the combined company may declare out of funds legally available for these payments. The payment of distributions by the combined company will be subject to the restrictions of North Carolina law applicable to the declaration of distributions by a corporation. Under North Carolina law, a corporation may not make a distribution if as a result of the distribution the company would not be able to pay its debts, or would not be able to satisfy any preferential rights preferred shareholders would have if the company were to be dissolved at the time of the distribution.

   Pursuant to an indenture between First Union and Wilmington Trust Company, as trustee, under which some First Union junior subordinated debt securities were issued, First Union agreed that it generally will not pay any dividends on, or acquire or make a liquidation payment with respect to, any of First Union's capital stock, including First Union common stock, First Union preferred stock and First Union class A preferred stock if, at any time, there is a default under the indenture or a related First Union guarantee or First Union has deferred interest payments on the securities issued under the indenture.

   As a bank holding company, the ability of the combined company to pay distributions will be affected by the ability of its banking subsidiaries to pay dividends. The ability of these banking subsidiaries, as well as of the combined company, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

   Restrictions on Ownership. The Bank Holding Company Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial

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holding company from acquiring control of the combined company (or of First
Union or Wachovia). Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve Board before acquiring 5% or more of the voting stock of the combined company (or of First Union or Wachovia). In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as First Union or Wachovia (or the combined company), would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

   Antitakeover Provisions. First Union's articles and by-laws contain various provisions which may discourage or delay attempts to gain control of First Union. First Union's articles include provisions:

  . classifying the board of directors into three classes, each class to serve for three years, with one class elected annually;

  . authorizing the board of directors to fix the size of the board between nine and 30 directors;

  . authorizing directors to fill vacancies on the board occurring between annual shareholder meetings, except that vacancies resulting from a director's removal by a shareholder vote may only be filled by a shareholder vote;

  . providing that directors may be removed only for a valid reason and only by majority vote of shares entitled to vote in electing directors, voting as a single class;

  . authorizing only the board of directors, First Union's Chairman or President to call a special meeting of shareholders, except for special meetings called under special circumstances for classes or series of stock ranking superior to common stock; and

  . requiring an 80% shareholder vote by holders entitled to vote in electing directors, voting as a single class, to alter any of the above provisions.

   First Union's by-laws include specific conditions governing the conduct of business at annual shareholders' meetings and the nominations of persons for election as First Union directors at annual shareholders' meetings. For a description of the board nomination procedures to be reflected in the articles of incorporation of the combined company, see "Board Composition of the Combined Company" beginning on page 80.

Preferred Stock

   The combined company will be authorized to issue up to 10 million shares of preferred stock, no par value, and 40 million shares of class A preferred stock, no par value. The board of directors of the combined company will be authorized to issue preferred stock and class A preferred stock in one or more series, to fix the number of shares in each series, and to determine dividend rates, liquidation prices, liquidation rights of holders, redemption, conversion and voting rights and other series terms.

Dividend Equalization Preferred Shares (DEPs)

   The combined company will also be authorized to issue up to 500,000,000 DEPs, no par value. The board of directors of the combined company will be authorized to issue the DEPs solely as consideration to former holders of Wachovia common stock in the merger.

   Election. In connection with the merger, Wachovia shareholders will have the right to choose either (1) a one-time cash payment of $0.48 per Wachovia common share or (2) two DEPs per Wachovia common share. If

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you are a Wachovia shareholder and do not indicate a choice on the election form that will be mailed to you by the combined company within 90 days after the completion of the merger, you will receive the $0.48 per Wachovia common share cash payment.

   Ranking Upon Dividend Declaration and Upon Liquidation or Dissolution. With regard to the receipt of dividends, the DEPs will rank junior to any class or series of preferred stock established by the combined company's board of directors after the completion of the merger and will rank equally with the common stock of the combined company. With regard to distributions upon liquidation or dissolution of the combined company, the DEPs will rank junior to any class or series of preferred stock established by the combined company's board of directors after completion of the merger and will rank senior to the common stock for the $0.01 liquidation preference described below.

   Cancellation. DEPs that are redeemed, purchased or otherwise acquired by the combined company or any of its subsidiaries will be cancelled and may not be reissued.

   Dividends. Subject to the rights of holders of any preferred stock outstanding, holders of DEPs will be entitled to receive dividends or distributions on DEPs that the board of directors of the combined company declares out of funds legally available for these payments, on the date in each fiscal quarter that regular quarterly dividends are payable on the common stock, and if no common stock dividend is paid in a quarter, the dividend on the DEPs for that quarter will be paid on the last day of the third month of that quarter. The payment of distributions by the combined company will be subject to the restrictions of North Carolina law applicable to the declaration of distributions by a corporation. Under North Carolina law, a corporation may not make a distribution if as a result of the distribution the company would not be able to pay its debts, or its assets would not exceed its liabilities plus the amount needed to satisfy any preferential rights preferred shareholders would have if the company were to be dissolved at the time of the distribution.

   If the amount payable in cash as a dividend per share of the combined company's common stock in a particular fiscal quarter is less than $0.30, then the holder of one DEP will be entitled to receive the difference between the amount payable per common share and $0.30. No amount of dividend will be paid on any DEPs in any particular quarter if the regular dividend declared on a share of the combined company's common stock is greater than or equal to $0.30. The DEPs will be entitled to cumulative dividends, so that the failure of the board to declare a dividend in any quarter will result in that dividend's accrual. However, a failure to pay dividends on the DEPs will not prevent the combined company from paying future dividends on the common stock. No interest will be payable in respect of accrued but unpaid dividends.

   Commencement of Dividend Rights. The dividend rights of the DEPs will begin on the first regular quarterly dividend record date to occur after the merger is completed.

   Expiration of Dividend Rights. The dividend rights of the DEPs will expire immediately after the date upon which a regular quarterly dividend on the combined company's common stock was paid if the amount paid per share for that quarter plus the total amount of regular quarterly dividends paid per share on the combined company's common stock for the three quarters immediately preceding that date is equal to or greater than $1.20, and all accrued dividends have been paid in full. After that date, holders of DEPs will not be entitled to any dividends on those shares, regardless of whether any DEPs remain outstanding.

   Assets Upon Dissolution. In the event of liquidation, holders of DEPs will be entitled to receive, before any distribution is made to the holders of common stock or any other junior stock, but after any distribution to any class or series of preferred stock established by the combined company's board of directors after completion of the merger, an amount equal to $0.01 per DEP, together with any accrued and unpaid dividends. The holders of DEPs will have no other right or claim to any of the remaining assets of the combined company.

   Redemption, Conversion and Exchange. The DEPs will not be convertible or exchangeable. The DEPs may be redeemed, at the combined company's option and with 30 to 60 days prior notice, after December 31, 2021, for an amount equal to $0.01 per DEP, together with any accrued and unpaid dividends.

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   Voting Rights. Holders of DEPs will not have voting rights, except those required by applicable law or the rules of a securities exchange or quotation system on which the DEPs may be listed or quoted.

Shareholder Protection Rights Plan

   First Union has a shareholder protection rights plan that could discourage unwanted or hostile takeover attempts that are not approved by First Union's board. The rights plan allows holders of First Union common stock to purchase shares in either First Union or an acquiror at a discount to market value in response to specified takeover events that are not approved in advance by First Union's board. The rights plan does not apply to the merger or to the stock option granted by First Union to Wachovia. The rights plan is expected to continue in effect after the merger as the rights plan of the combined company.

   The Rights. On December 19, 2000, First Union's board declared a dividend of one preferred share purchase right for each First Union common share outstanding. The rights currently trade with, and are inseparable from, the common stock.

   Exercise Price. Each right allows its holder to purchase from First Union one one-hundredth of a First Union participating class A preferred share for $105. This portion of a preferred share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock.

   Exercisability. The rights will not be exercisable until:

  . 10 days after a public announcement by First Union that a person or group, other than Wachovia, has obtained beneficial ownership of 10% or more of First Union's outstanding common stock; or

  . 10 business days after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming the beneficial owner of 10% or more of First Union's outstanding common stock.

   The date when the rights become exercisable is referred to in the rights plan as the "separation time." After that date, the rights will be evidenced by rights certificates that First Union will mail to all eligible holders of common stock. A person or member of a group that has obtained beneficial ownership of 10% or more of First Union's outstanding common stock may not exercise any rights even after the separation time.

   Consequences of a Person or Group Becoming an Acquiring Person. A person or group, other than Wachovia, that acquires beneficial ownership of 10% or more of First Union's outstanding common stock is called an "acquiring person."

     Flip In. Once First Union publicly announces that a person has acquired 10% or more of its outstanding common stock, First Union can allow for rights holders, other than the acquiring person, to buy $210 worth of its common stock for $105. This is called a "flip-in." Alternatively, First Union's board may elect to exchange 2 shares of First Union common stock for each right, other than rights owned by the acquiring person, thus terminating the rights.

     Flip Over. If, after a person or group becomes an acquiring person, First Union merges or consolidates with another entity, or if 50% or more of First Union's consolidated assets or earning power are sold, all holders of rights, other than the acquiring person, may purchase shares of the acquiring company at half their market value.

   First Union's board may elect to terminate the rights at any time before a flip-in occurs. Otherwise, the rights are currently scheduled to terminate in 2010.

   The rights will not prevent a takeover of First Union. However, the rights may cause a substantial dilution to a person or group that acquires 10% or more of our common stock unless First Union's board first terminates

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the rights. Nevertheless, the rights should not interfere with a transaction that is in First Union's and its shareholders' best interests because the rights can be terminated by the board before that transaction is completed.

   The complete terms of the rights are contained in the Shareholder Protection Rights Agreement. The foregoing description of the rights and the rights agreement is qualified in its entirety by reference to the agreement. A copy of the rights agreement can be obtained upon written request to First Union National Bank, 1525 West W.T. Harris Blvd., Charlotte, North Carolina 28288-1153.

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                        COMPARISON OF SHAREHOLDER RIGHTS

   The rights of First Union shareholders are governed by the North Carolina Business Corporation Act, or BCA, First Union's articles of incorporation and by-laws. The rights of Wachovia shareholders are also governed by the BCA, but additionally by the Wachovia articles of incorporation and by-laws. After the merger, the rights of combined company shareholders will be governed by the BCA and the articles of incorporation and by-laws of the combined company, which will be those of First Union, with the changes specified in the merger agreement and described in this document. The following summarizes the material differences between the governing documents of First Union and Wachovia. Where applicable, it also describes changes to the First Union articles of incorporation that we intend to make in connection with the merger. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the First Union articles of incorporation, the First Union by-laws, the provisions in Annex 3 and Annex 4 of the merger agreement that will amend First Union's articles of incorporation and by-laws, the Wachovia articles of incorporation, the Wachovia by-laws, the articles of incorporation and by-laws of the combined company and the BCA.

Authorized Capital Stock

   First Union. First Union's articles of incorporation authorize it to issue up to 2 billion shares of common stock, par value $3.33 1/3 per share, 10 million shares of preferred stock, no-par value per share, and 40 million shares of class A preferred stock, no-par value per share. The articles of the combined company will be amended as of completion of the merger and will authorize it to issue 3 billion shares of common stock, 10 million shares of preferred stock and 40 million shares of class A preferred stock, with the same par values as before the amendment. The articles of incorporation of the combined company will also be amended to authorize it to issue up to 500 million DEPs. See "Description of First Union Capital Stock--Dividend Equalization Preferred Shares" on page 115.

   Wachovia. Wachovia's articles of incorporation authorize it to issue up to 1 billion shares of common stock, par value of $5 per share, and 50 million shares of preferred stock, par value of $5 per share.

Size of Board of Directors

   First Union. First Union's articles of incorporation provide for First Union's board to consist of not less than 9 nor more than 30 directors. The exact number is fixed by First Union's board from time to time. See "First Union Proposal 2. A Proposal to Elect Directors" beginning on page 126.

   After completion of the merger, the board of directors of the combined company will have 18 members. Furthermore, the composition of the combined board will be subject to the provisions described in this document intended to maintain the 50/50 split between former Wachovia and former First Union directors until the annual meeting of shareholders in 2004.

   Wachovia. Wachovia's articles of incorporation provide that Wachovia's board must consist of not less than 9 directors, and that the exact number may be fixed in the by-laws. The by-laws set the maximum number of directors at 25, the exact number of which may be determined by the shareholders or by the board of directors. See "Wachovia Proposal 2. Election of Directors" beginning on page 153.

Classes of Directors

   First Union. First Union's articles of incorporation provide that First Union's board is divided into 3 classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term.

   Wachovia. Wachovia's articles of incorporation and by-laws provide for a class structure substantially the same as First Union's.

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Removal of Directors

   Under BCA Section 55-8-08, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that the directors may be removed only for cause.

   First Union. Except for directors elected under specified circumstances by holders of any stock class or series having a dividend or liquidation preference over First Union common stock, First Union directors may be removed only for cause and only by a majority vote of the shares then entitled to vote in the election of directors, voting together as a single class.

   Wachovia. Except for directors elected pursuant to the terms of a class or series of Wachovia preferred stock, in which case the terms of the preferred stock define the features of the related directorships, a director of Wachovia may be removed only for cause and only by the affirmative vote of the holders of 66 2/3% of the outstanding voting shares, including a majority of the voting shares not held by shareholders owning 10% or more of Wachovia's voting shares.

Filling Vacancies on the Board of Directors

   First Union. Under First Union's articles of incorporation, any vacancy occurring in First Union's board shall be filled by a majority of the remaining directors unless the vacancy is a result of the director's removal by a vote of the shareholders. In that case, the vacancy may be filled by a shareholder vote at the same meeting.

   Wachovia. Under Wachovia's articles of incorporation and by-laws, any vacancy occurring in Wachovia's board may be filled by a majority of the remaining directors or the sole remaining director if there is only one. The shareholders may elect a director at any time to fill a vacancy not filled by the directors.

Nomination of Director Candidates by Shareholders

   First Union. First Union's by-laws establish procedures shareholders must follow to nominate persons for election to First Union's board. The shareholder making the nomination must deliver written notice to First Union's Secretary between 60 and 90 days before the annual meeting at which directors will be elected. However, if less than 70 days notice is given of the meeting date, that written notice by the shareholder must be delivered by the tenth day after the day on which the meeting date notice was given. Notice will be deemed to have been given more than 70 days prior to the meeting if the meeting is called on the third Tuesday of April. The nomination notice must set forth certain information about the person to be nominated similar to information required for disclosure in proxy solicitations for director election pursuant to Exchange Act Regulation 14A, and the nominee's written consent to being nominated and to serving as a director if elected. The nomination notice must also set forth certain information about the person submitting the notice, including the shareholder's name and address and the class and number of First Union shares that shareholder owns of record or beneficially. The meeting chairman may, if the facts warrant, determine that a nomination was not made in accordance with First Union's by-law provisions, and the defective nomination will be disregarded. These procedures do not apply to any director nominated under specified circumstances by holders of any stock class or series having a dividend or liquidation preference over First Union common stock.

   Wachovia. Wachovia's by-laws require that all shareholder proposals or nominations for directors must be received by the corporate secretary between 90 and 120 days prior to the shareholders' meeting, if Wachovia has provided at least 100 days' notice or public disclosure of the meeting. If less than 100 days' notice or prior public disclosure of the meeting is given, then, in order to be timely, the shareholder proposal or nomination must be received by Wachovia's corporate secretary not later than the close of business on the tenth day following the day on which such notice or public disclosure of the meeting was given or made. The by-law provision setting forth the content of the nomination notice is substantially identical to First Union's provision. In addition, the notice must describe all arrangements between the shareholder and the nominee and any other

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person (naming that person) pursuant to which the nomination is being made, and any other information that a proxy statement would require if one were necessary. If a nomination does not comply with these procedures, the chairman of the meeting may disregard the nomination and any votes cast for the nominee.

Anti-Takeover Provisions

   North Carolina has three takeover-related statutes. The first, the Shareholder Protection Act does not apply to either First Union or Wachovia. The second is the Control Share Acquisition Act. The Control Share Acquisition Act precludes an acquiror of the shares of a North Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting control of the shares, under certain circumstances, unless a majority in interest of the disinterested shareholders of the corporation votes to give voting power to those shares. The corporation's shareholders, other than holders of control shares, may cause the corporation to redeem their shares under the North Carolina Control Share Acquisition Act in the event control shares are accorded voting rights and, as a consequence, the holders of the control shares have a majority of all voting power for the election of directors. First Union elected not to be covered by the Control Share Acquisition Act, but Wachovia is covered.

   In addition, North Carolina has a Tender Offer Disclosure Act, which contains certain prohibitions against deceptive practices in connection with making a tender offer and also contains a filing requirement with the North Carolina Secretary of State that has been held unenforceable as to its 30-day waiting period.

   Wachovia's articles of incorporation also contain a "fair price" provision, but First Union has no such provision in its governing documents. This provision, which will not apply to the merger, limits the ability of an interested shareholder to enter into certain transactions involving Wachovia. An "interested shareholder" is defined in Wachovia's articles to mean a shareholder who directly or indirectly beneficially owns, alone or with associates or affiliates, more than 10% of the outstanding voting shares of Wachovia or a subsidiary of Wachovia, and, subject to certain limits, certain assignees of, or successors to, the stock once held by an interested shareholder. The transactions limited by the fair price provisions are referred to below collectively as a "business combination." They include:

  . any merger with or consolidation into an interested shareholder or an affiliate of an interested shareholder by Wachovia or a subsidiary;

  . any sale, mortgage or other disposition of $25 million or more in assets of Wachovia or a subsidiary to an interested shareholder or an associate or affiliate of an interested shareholder;

  . any issuance or transfer to any interested shareholder, or affiliate of an interested shareholder by Wachovia or a subsidiary, of equity securities of Wachovia or a subsidiary having a fair market value of $10 million or more; or

  . any recapitalization or reclassification of Wachovia securities or similar transaction increasing the percentage of outstanding shares of Wachovia or a subsidiary owned by an interested shareholder or an affiliate or any proposal for liquidation or dissolution of Wachovia.

   Under the fair price provisions, a business combination must either (1) be approved by the holders of at least 66 2/3% of the outstanding voting shares of Wachovia and the holders of at least a majority of the outstanding voting shares of Wachovia not owned by the interested shareholder or an affiliate of the interested shareholder or (2) comply with either the continuing director approval requirements described in this paragraph or the price requirements described in the following paragraph, in which case a business combination must be approved by the affirmative vote of a majority of the outstanding voting shares of Wachovia entitled to vote thereon. Under the continuing director requirement, the business combination must be approved by 66 2/3% of the "continuing directors," which consist of (1) directors elected by shareholders of Wachovia prior to the interested shareholder's acquisition of more than 10% of the voting securities and (2) any directors recommended to join Wachovia's board by a majority of the directors mentioned in clause (1). These approval provisions are less stringent than those contained in the North Carolina Shareholder Protection Act, which is not applicable to Wachovia, but are more stringent than the standard North Carolina law provisions, which would apply in the absence of the fair price provisions.

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   Under the price requirements of the fair price provisions, the price per share paid in a business combination must be at least equal to the greater of:

  . the fair market value per share of Wachovia common stock on the date of the first public announcement of the proposed business combination or on the date on which the interested shareholder became an interested shareholder, whichever is higher, multiplied by the ratio of:

     . the highest per share price paid by the interested shareholder for any shares of Wachovia common stock acquired by it during the two-year period immediately prior to the first public announcement date; to

     . the fair market value per share of Wachovia common stock on the first day during such two-year period on which the interested shareholder acquired any shares of Wachovia common stock; and

  . the highest per share price paid by such interested shareholder in acquiring any shares of Wachovia common stock.

   In addition, the consideration paid for Wachovia common stock in a business combination must be either cash or the same form of consideration paid by the interested shareholder to acquire its shares of Wachovia common stock. Also, the interested shareholder must not have:

  . directly or indirectly acquired, after having become an interested shareholder, additional shares of newly issued Wachovia capital stock from Wachovia, other than upon conversion of convertible securities, a pro rata stock dividend or stock split or pursuant to the fair price provisions;

  . received the benefit, directly or indirectly, of financial assistance from Wachovia; or

  . made any major changes in Wachovia's business or equity capital structure.

Shareholder Protection Rights Plan

   First Union. First Union has a shareholder protection rights plan, which will be in effect for the combined company after the merger. This plan is described above in the section entitled "Description of First Union Capital Stock--Shareholder Protection Rights Plan" beginning on page 117.

   Wachovia. Wachovia does not currently have a shareholder rights plan.

Shareholder Action without a Meeting

   First Union. First Union's by-laws provide that any action that may be taken by shareholders at a meeting may be taken without a meeting only if a consent describing the action to be taken is signed by all of the shareholders entitled to vote with respect to the subject matter and is delivered to First Union for inclusion in the minutes or filing with the corporate records. This is consistent with the BCA.

   Wachovia. The rights of Wachovia shareholders to act without a meeting are identical to First Union's.

Calling Special Meetings of Shareholders

   First Union. A special meeting of shareholders may be called for any purpose only by First Union's board, by First Union's Chairman of the board or by First Union's President.

   Wachovia. A special meeting of Wachovia shareholders may be called only by its Chief Executive Officer or Wachovia's board of directors.

   Change in North Carolina Law. As a result of a recent change in North Carolina law supported by First Union, provisions permitting shareholders of public corporations to call a special meeting must appear in the articles of incorporation and not in the by-laws of the corporation.

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Shareholder Proposals

   First Union. First Union's by-laws establish procedures a shareholder must follow to submit a proposal to a First Union shareholder vote at a shareholders' annual meeting. The shareholder making the proposal must deliver written notice to First Union's Secretary between 60 and 90 days prior to the meeting. However, if less than 70 days' notice is given, that written notice by the shareholder must be so delivered not later than the tenth day after the day on which such meeting date notice was given. Notice will be deemed to have been given more than 70 days prior to the meeting if the meeting is called on the third Tuesday of April. The shareholder proposal notice must set forth:

  . a brief description of the proposal and the reasons for its submission;

  . the name and address of the shareholder, as they appear on First Union's books;

  . the classes and number of First Union shares the shareholder owns; and

  . any material interest of the shareholder in that proposal other than the holder's interest as a First Union shareholder.

   The meeting chairman may, if the facts warrant, determine that any proposal was not properly submitted in accordance with First Union's by-laws, and the defective proposal will not be submitted to the meeting for a shareholder vote.

   Wachovia. Wachovia's by-laws require that all shareholder proposals must be received by the corporate secretary between 90 and 120 days prior to the shareholders' meeting, if Wachovia has provided at least 100 days' notice or public disclosure of the meeting. If less than 100 days' notice or prior public disclosure of the meeting is given, then, in order to be timely, the shareholder proposal must be received by Wachovia's corporate secretary not later than the close of business on the tenth day following the day on which such notice or public disclosure of the meeting was given or made. The by-law provisions setting forth the required content of such proposals are substantially identical to First Union's provisions.

Notice of Shareholder Meetings

   First Union. First Union's by-law provisions are nearly identical to Wachovia provisions, except that First Union's by-laws only require that a description of the purpose of the meeting be included in the case of a special meeting or where otherwise required by law.

   Wachovia. Wachovia's by-laws provide that Wachovia must notify the shareholders between 10 and 60 days before any annual or special meeting of the date, time and place of the meeting. Wachovia must briefly describe the purpose or purposes of a special or substitute annual meeting or any meeting where required to do so by law.

Indemnification

   The BCA contains specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statute provides that:

  . a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as a director or officer, unless limited by the articles of incorporation, and

  . a corporation may indemnify a director or officer if he is not wholly successful in that defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided that when a director or officer is liable to the corporation, the corporation may not indemnify him.

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   The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification unless the articles of incorporation provide otherwise, and the court may order indemnification under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or by-laws or by contract or resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute. The BCA does not permit eliminating liability with respect to:

  . acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation;

  . any liability for unlawful distributions;

  . any transaction from which the director derived an improper personal benefit; or

  . acts or omissions occurring prior to the date the provisions became effective.

   First Union. First Union's by-laws provide for the indemnification of First Union's directors and executive officers by First Union against liabilities arising out of their status as directors or executive officers, excluding any liability relating to activities which were, at the time taken, known or believed by such person to be clearly in conflict with the best interests of First Union. First Union's articles of incorporation eliminate personal liability of each First Union director to the fullest extent the BCA permits.

   Wachovia. Wachovia's articles of incorporation provide that, to the full extent permitted by law, a director of Wachovia will have no personal liability for monetary damages for breach of his or her duty as a director, whether such action is brought by, or on behalf of, Wachovia or otherwise. Wachovia's by-laws provide for indemnification of any liability of directors, officers, employees or agents of Wachovia or any wholly-owned subsidiary.

   Indemnification payments for liabilities and litigation expenses may be made only following a determination that the activities of the person to be indemnified were at the time taken not known or believed by the person to be indemnified to be clearly in conflict with the best interests of Wachovia. This determination will be made: (1) by a majority of disinterested directors if there are at least two such directors, (2) if there are not two such directors or if a majority of the disinterested directors so directs, by independent legal counsel in a written opinion, (3) by a majority of the shareholders, or
(4) in accordance with any reasonable procedures prescribed by the Wachovia board of directors prior to the assertion of the claim for which indemnification is sought. If the person to be indemnified is an officer or an employee of Wachovia, the determination may be made by the chief executive officer or a designee of the chief executive officer.

Amendments to Articles of Incorporation and By-Laws

   First Union. Under North Carolina law, an amendment to the articles of incorporation generally requires the board to recommend the amendment, and either a majority of all shares entitled to vote thereon or a majority of the votes cast thereon to approve, depending on the amendment's nature. In accordance with North Carolina law, First Union's board may condition the proposed amendment's submission on any basis. Under certain circumstances, the affirmative vote of holders of at least two-thirds, or in some cases a majority, of the outstanding First Union preferred stock or First Union class A preferred stock is needed to approve an amendment to the articles of incorporation. In addition, amendments to provisions of First Union's articles of incorporation or First Union's by-laws related to the maximum and minimum number of directors, the classes of directors, the vote for filling vacancies of the board of directors, removal of directors, or the authority to call special shareholders' meetings require the approval of not less than 80% of the outstanding First Union shares entitled to vote in the election of directors, voting together as a single class. An amendment to First Union's by-laws generally requires either the shareholders or First Union's board to approve the amendment. First Union's board generally may not amend any by-law the shareholders approve, in addition to the other restrictions against the board amending the by-laws.

   Wachovia. The affirmative vote of at least 66 2/3% of outstanding voting shares of Wachovia, including a majority of the shares held by persons other than an interested shareholder (as defined in "Anti-Takeover Provisions" on page 121 above), is required under Wachovia's articles of incorporation to amend or repeal provisions of the articles of incorporation that relate to (1) the duration of the corporation, (2) the authorized capital stock, (3) the number, classification, election and removal of directors, (4) preemptive rights of shareholders, (5) business combinations and (6) amendment of Wachovia's articles of incorporation.

   However, the affirmative vote of the holders of at least a majority of the voting shares is sufficient to approve any amendment relating to the foregoing provisions of Wachovia's articles of incorporation if (1) there is no interested shareholder and the amendment is approved by a majority of the Wachovia board of directors or (2) an interested shareholder exists, but the amendment is approved by at least 66 2/3% of the continuing directors (as defined in "Anti-Takeover Provisions" on page 121 above).

   An amendment to Wachovia's by-laws generally requires either the shareholders or Wachovia's board to approve the amendment. Wachovia's board generally may not amend a by-law that the shareholders approve unless either the articles of incorporation or the by-laws specifically provides otherwise with respect to the subject matter of that by-law. Any by-law that fixes a greater quorum or voting requirement for the board may only be amended by (1) the shareholders, in the event that the by-law was originally adopted by the shareholders and did not provide otherwise or (2) either the shareholders or the directors, in the event that the by-law was originally adopted by the directors.

Certain Votes of Board of Directors

   First Union. After the amendments to the articles of incorporation of First Union are effected by the merger agreement and until the 2004 annual shareholders' meeting, the combined company's articles of incorporation will require the vote of a "special majority" of directors to take any of the following actions:

  . nominating a director to fill a directorship other than in the manner set forth in the nomination procedures of the amendments to First Union's articles of incorporation;

  . filling the positions of Chairman or Chief Executive Officer and President;

  . removing of Mr. Baker from the Chairman position or Mr. Thompson from the Chairman, Chief Executive Officer or President position;

  . making any modification to Mr. Thompson's or Mr. Baker's employment agreement; and

  . making any recommendation to shareholders to modify the director nominating procedures and the special majority procedures of the articles of incorporation.

   A special majority of the board of directors will be equal to at least 75% of the board, plus a majority of both the former First Union directors and the former Wachovia directors then serving on the board.

   Wachovia. Wachovia's articles of incorporation or by-laws do not contain any similar director vote provisions.

           OTHER MATTERS TO BE CONSIDERED AT THE FIRST UNION MEETING

   First Union's annual shareholder meeting was previously scheduled for April 17, 2001. However, in light of the announcement of the Wachovia merger agreement on April 16, First Union's board of directors concluded that it was prudent to postpone the annual meeting.

   The shareholder meeting at which the merger will be considered will also be First Union's annual meeting of shareholders for 2001. Therefore, a number of proposals requiring shareholder action in the ordinary course of First Union's business also are being presented for consideration and voting. This portion of the document discusses these other proposals.

   The information discussed below replaces the proxy statement originally sent to First Union shareholders in connection with the postponed annual meeting.

First Union Proposal 2. A Proposal To Elect Directors

 General Information and First Union Nominees

   First Union's board of directors is divided into three classes. At each annual meeting of shareholders, you elect the members of one of the three classes to three-year terms. First Union's board of directors determines the number of directors but it cannot be less than nine or more than 30. For purposes of electing directors at the meeting, the number of directors has been fixed at 14, with five directors in Class I, five directors in Class II, and four directors in Class III.

   The terms of the directors serving in Class III will expire at the First Union meeting. Unless the merger is completed before the next annual meeting, the terms of the directors serving in Classes I and II will expire at the 2002 and 2003 annual meetings of shareholders, respectively, except as otherwise indicated below. If the merger is completed prior to the next annual meeting of First Union shareholders, then, at the completion of the merger, some of the directors elected by First Union shareholders at the First Union meeting may no longer be directors of the combined company. In addition, 9 persons designated by Wachovia will become members of the combined company's board of directors. Immediately following completion of the merger, the combined company's board will consist of 18 members, 9 of whom are chosen by First Union and 9 of whom are chosen by Wachovia.

   G. Alex Bernhardt, Sr., Joseph Neubauer, Ruth G. Shaw and Lanty L. Smith are being nominated to serve as directors in Class III with terms expiring at the 2004 annual meeting of shareholders. Mr. Bernhardt is currently serving as a Class III director, Mr. Neubauer and Ms. Shaw as Class I directors and Mr. Smith as a Class II director. In addition, Roddey Dowd, Sr., who is currently serving as a Class II director, is being nominated to serve as a Class I director with a term expiring at the 2002 annual meeting of shareholders.

   Edward E. Barr, W. Waldo Bradley, Norwood H. Davis, Jr., B.F. Dolan, Frank
M. Henry, Ernest E. Jones and James M. Seabrook, each of whose term of office was scheduled to expire at the annual meeting of shareholders originally scheduled for April 17, 2001, retired as a director of First Union on that date. Directors who reach retirement age (70) during their term in office are to retire from the board at the annual meeting of shareholders next following their 70th birthday, subject to the board authorizing the retirement to be deferred when deemed appropriate.

   Directors are elected by a plurality of votes cast. Shares cannot be voted for a greater number of persons than the number of nominees named herein. Should any nominee be unavailable for election by reason of death or other unexpected occurrence, the enclosed proxy, to the extent permitted by applicable law, may be voted with discretionary authority in connection with the nomination by the board and the election of any substitute nominee. In addition, the board may reduce the number of directors to be elected at the meeting.

   The board recommends that shareholders vote "FOR" the election of the five nominees named below as directors of First Union in the classes and for the terms indicated. Proxies, unless indicated to the contrary, will be voted "FOR" the election of the five nominees.

   Listed below are the names of the four nominees to serve as Class III directors, the one nominee to serve as a Class I director and the nine incumbent directors who will be continuing in office following the meeting, together with: their ages; their principal occupations during the past five years; any other directorships they serve with publicly-held companies; the year during which they were first elected a director; and the number of shares of First Union common stock they beneficially owned as of June 12, 2001 (including common stock equivalents owned as of that date (see footnote (1) following the list)). In addition, see footnote (1) following the list for information about the beneficial ownership of First Union common stock by each of First Union's executive officers listed under "First Union Executive Compensation".

                      Name, Age, Principal Occupation                       Director  Shares
                      and Certain Other Directorships                        Since   Owned(1)
                      -------------------------------                       -------- --------

FIRST UNION NOMINEES FOR ELECTION TO CLASS III--TERMS EXPIRING IN 2004

              G. ALEX BERNHARDT, SR. (58). Chairman and Chief Executive       1992    33,040
              Officer, Bernhardt Furniture Company, Lenoir, North
              Carolina, a residential and executive office furnishings
[photo]       manufacturer, since August 1996. Formerly, President and
              Chief Executive Officer, Bernhardt Furniture Company.
              Director, Duke Energy Corporation.


              JOSEPH NEUBAUER (59). Chairman and Chief Executive Officer,     1996    23,704
[photo]       ARAMARK Corporation, Philadelphia, Pennsylvania, a service management company. Director, Verizon Communications, Inc.,
              CIGNA Corporation and Federated Department Stores, Inc.

              RUTH G. SHAW (53). Executive Vice President and Chief           1990    16,396
[photo]       Administrative Officer, Duke Energy Corporation, Charlotte,
              North Carolina, an energy company, since June 1997.
              Formerly, Senior Vice President, Corporate Resources, and
              Chief Administrative Officer, Duke Energy Corporation.

              LANTY L. SMITH (58). Chairman, Soles Brower Smith & Co.,        1987    67,428
[photo]       Greensboro, North Carolina, an investment and merchant
              banking firm, since December 1998. Also, Chairman, Precision
              Fabrics Group, Inc., Greensboro, North Carolina, a
              manufacturer of engineered, specification textile products, since November 1997. Prior to November 1997, Chairman and
              Chief Executive Officer, Precision Fabrics Group, Inc.

FIRST UNION NOMINEE FOR ELECTION TO CLASS I--TERM EXPIRING IN 2002

              RODDEY DOWD, SR. (68). Chairman of the Executive Committee,     1988    64,791
[photo]       Charlotte Pipe and Foundry Company, Charlotte, North
              Carolina, a manufacturer of pipe and fittings, since
              September 1998. Formerly, Chairman, Charlotte Pipe and
              Foundry Company. Director, Ruddick Corporation.

                      Name, Age, Principal Occupation                       Director  Shares
                      and Certain Other Directorships                        Since   Owned(1)
                      -------------------------------                       -------- ---------

FIRST UNION INCUMBENT CLASS I DIRECTORS--TERMS EXPIRING IN 2002

[photo]       ERSKINE B. BOWLES (55). General Partner, Forstmann Little &     1999      17,454
              Co., New York, New York, and Managing Director, Carousel
              Capital Company, LLC, Charlotte, North Carolina, merchant
              banking private equity companies, since January 1999.
              Formerly, Chief of Staff, The White House, November 1996 to
              November 1998, and Managing Director, Carousel Capital
              Company, LLC, prior to November 1996. Director, McLeodUSA
              Incorporated, Merck & Co., Inc. and VF Corporation.(2)


[photo]       ROBERT J. BROWN (66). Chairman and Chief Executive Officer,     1993      10,169
              B&C Associates, Inc., High Point, North Carolina, a public relations and marketing research firm. Director, AutoNation,
              Inc., Duke Energy Corporation and Sonoco Products Company.

[photo]       HERBERT LOTMAN (67). Chairman and Chief Executive Officer,      1998     162,738
              Keystone Foods Holding Company, Inc., Bala Cynwyd,
              Pennsylvania, a global food processor and logistics company.

[photo]       PATRICIA A. McFATE (69). Senior Scientist, Strategies Group,    1998      11,141
              Science Applications International Corporation, Santa Fe,
              New Mexico, a systems engineering company.

FIRST UNION INCUMBENT CLASS II DIRECTORS--TERMS EXPIRING IN 2003

[photo]       A. DANO DAVIS (56). Chairman, Winn-Dixie Stores, Inc.,          1997   2,858,438
              Jacksonville, Florida, a food retailer, since November 1999.
              Prior to November 1999, also Principal Executive Officer.
              Director, Winn-Dixie Stores, Inc.

[photo]       WILLIAM H. GOODWIN, JR. (60). Chairman, CCA Industries,         1993   1,074,902
              Inc., Richmond, Virginia, a diversified holding company.

[photo]
                      Name, Age, Principal Occupation                       Director  Shares
                      and Certain Other Directorships                        Since   Owned(1)
                      -------------------------------                       -------- --------

              RADFORD D. LOVETT (67). Chairman, Commodores Point Terminal     1985   415,190
[photo]       Corporation, Jacksonville, Florida, an operator of a marine terminal and a real estate management company. Director,
              Florida Rock Industries, Inc., Patriot Transportation
              Holding, Inc. and Winn-Dixie Stores, Inc.



              MACKEY J. MCDONALD (54). Chairman (since October 1998),         1997    13,371
              President and Chief Executive Officer, VF Corporation,
[photo]       Greensboro, North Carolina, an apparel manufacturer.
              Director, Hershey Foods Corporation and VF Corporation.

              G. KENNEDY THOMPSON (50). Chairman (since March 2001),          1999   631,511
              President (since December 1999) and Chief Executive Officer
[photo]       (since April 2000), First Union Corporation. Formerly, Vice
              Chairman, First Union Corporation, October 1998 to December
              1999, Executive Vice President, November 1996 to October
              1998, and President, First Union-Florida, prior to November
              1996. Director, Florida Rock Industries, Inc.(2)

--------
(1) The foregoing directors and nominees have sole voting and investment power over the shares of common stock beneficially owned by them on June 12, 2001, except for the following shares over which the directors indicated shared voting and/or investment power: Bernhardt--1,177 shares; Brown--200 shares; A. Dano Davis--2,471,514 shares; Goodwin--1,050,500 shares; Lotman--45,360 shares; Shaw--1,700 shares; and Thompson--22,616 shares.

  In addition, each of the following executive officers listed under "First Union Executive Compensation" (other than Thompson, whose share ownership is indicated above) beneficially owned, as of June 12, 2001, the following shares of common stock: Benjamin P. Jenkins, III--386,033 shares (including 18,200 shares in which he shares voting and/or investment power); Donald A. McMullen, Jr.--409,676 shares; David M. Carroll--302,712 shares; Austin A. Adams--353,053 shares; and Edward E. Crutchfield--1,250,254 shares (including 15,778 shares in which he shares voting and/or investment power).

  The foregoing continuing directors, nominees, named executive officers and other executive officers of First Union beneficially owned a total of 9,143,109 shares, or less than 1% of the outstanding shares of common stock as of June 12, 2001. Such persons share voting and/or investment power with others with respect to 3,699,299 of such shares. As of June 12, 2001, no continuing director, nominee, or executive officer beneficially owned more than 1% of the outstanding shares of common stock.

  Included in the shares set forth above are the following shares held under certain of our employee benefit plans, including options exercisable on June 12, 2001, or within 60 days thereafter, by each of the following named executive officers and by all of the directors and all of our executive officers as a group: Thompson--383,554 shares; Crutchfield--1,000,045 shares; Jenkins--281,462 shares; McMullen--331,806 shares; Carroll--253,642 shares; Adams--304,312 shares; and members of the group (including the foregoing)--3,217,977 shares. Non-employee directors are not eligible to participate in any of our stock option or other employee benefit plans. Such directors are eligible, however, to participate in our Deferred Compensation Plan for Non-Employee Directors. Included in the shares set forth above are the following number of units of common stock equivalents credited, as of June 12, 2001, to the following non-employee directors under that plan:
  Bernhardt--28,061 units; Bowles--4,954 units; Brown--8,231 units; A. Dano Davis--6,724 units; Dowd--42,995 units; Goodwin--18,402 units; Lotman--530 units; Lovett--52,098 units; McDonald--9,371 units; McFate--2,515 units; Neubauer--12,040 units; Shaw--13,696 units; Smith--47,428 units; and all directors as a group --247,045 units. These units will be paid in cash, based on the fair market value of the common stock at the time of payment, which would generally occur following retirement as a director. There are no voting rights with respect to these units. See "Compensation of First Union Directors".

  The following continuing directors and nominees disclaim beneficial ownership of certain shares of common stock held by certain of their related interests, as a result of which these shares are not included in the number of shares indicated above: Lotman--114,245 shares.

(2) See (i) "First Union Employment Contracts" and "First Union Executive Compensation", and (ii) "Other Matters Relating to Executive Officers and Directors of First Union".

 Committees of the First Union Board and Attendance

   Attendance. The First Union board held eight meetings in 2000. In 2000, all of the directors attended at least 75% of the meetings of the board and the relevant committees, except for Messrs. A. Dano Davis and Seabrook (a retired director), who were not able to do so due to illness, business or other conflicts.

   Executive Committee. The Executive Committee held nine meetings in 2000. The Committee is authorized, between meetings of the board, to perform all duties and exercise all authority of the board, except for those duties and authorities delegated to other committees of the board or which are exclusively reserved to the board by our by-laws or by statute. In addition, the Chair of the Executive Committee, a non-employee director, also serves as the lead independent director of the board. The responsibilities of the lead independent director include, among other things, assisting the Chairman of the board with certain board-related matters, and acting, as necessary, as the principal liaison between the independent directors and the Chairman of the board. As of December 31, 2000, the members of the Committee were as follows: Dolan (Chairman) (a retired director), Smith (Vice Chairman), Crutchfield (a retired director), Goodwin, Lovett, McDonald, Neubauer and Thompson. The current members of the Committee are as follows: Smith (Chairman), Goodwin, Lovett, McDonald, Bowles, Neubauer and Thompson.

   Credit/Market Risk Committee. The Credit/Market Risk Committee held six meetings in 2000. The Committee is authorized, among other things, to assist the board in overseeing, and receiving information regarding, First Union policies, procedures and practices relating to asset and liability management, and credit, market and operational risk. As of December 31, 2000, the members of the Committee were as follows: McDonald (Chairman), Goodwin (Vice Chairman), Bernhardt, Dowd, Henry (a retired director) and Neubauer. The current members of the Committee are as follows: Neubauer (Chairman), A. Dano Davis, Lotman, Brown and Lovett.

   Financial Services Committee. The Financial Services Committee held five meetings in 2000. The Committee had authority, among other things, to review First Union's commercial, consumer and mortgage banking, capital management and capital markets activities. As of December 31, 2000, the members of the Committee were as follows: Shaw (Chairman), Bowles (Vice Chairman), Barr (a retired director), Lovett and Seabrook. This Committee will not be a committee of the board in 2001.

   Human Resources Committee. The Human Resources Committee held six meetings in 2000. The HR Committee is authorized, among other things, to review and make recommendations to the board regarding employee compensation, to administer various employee benefit plans, to act as the executive compensation committee and to monitor conditions of employment and First Union's personnel policies. As of December 31, 2000, the members of the Committee were as follows: Lotman (Chairman), Brown (Vice Chairman), Dolan and McFate. The current members of the Committee are as follows: Shaw (Chairman), Dowd, Goodwin and McFate.

   Nominating Committee. The Nominating Committee held two meetings in 2000. The Committee is authorized, among other things, to recommend the number of directors to be elected to the board, to recommend any changes in board membership, to recommend director prospects and to study the compensation for directors and recommend changes when appropriate. As of December 31, 2000, the members of the Committee were as follows: Bernhardt (Chairman), Goodwin (Vice Chairman), Bowles, Dolan, Lotman, Lovett, McDonald and Smith. The current members of the Committee are as follows: McDonald (Chairman), Goodwin, Bernhardt, Bowles, Lovett and Smith. First Union's by-laws include provisions setting forth specific conditions under which persons may be nominated as directors at an annual meeting of shareholders. A copy of such provisions is available upon request to: First Union Corporation, One First Union Center, Charlotte, North Carolina 28288-0013, Attention: Corporate Secretary.

   Audit Committee. The Audit Committee held five meetings in 2000. This Committee operates pursuant to a written charter adopted by the board. A copy of the charter is attached to this joint proxy statement-prospectus as Appendix
G. As set forth in the charter, the Committee's principal responsibilities are to assist the board in overseeing First Union's financial reporting process. As of December 31, 2000, the members of the Committee were as follows: Smith (Chairman), Norwood H. Davis, Jr. (Vice Chairman) (a retired director), Bradley (a retired director), A. Dano Davis and Jones (a retired director). The current members of the Committee are as follows: Bowles (Chairman), McDonald, Bernhardt and Smith. The board, in its business judgment, determined that all of the current members of the Committee are, and all of the retired directors were, "independent", in accordance with the applicable sections of the NYSE's listing standards. On March 13, 2001, the Committee issued the following audit committee report:

   Audit Committee Report. As noted above, the role of the Audit Committee is to assist the board in its oversight of First Union's financial reporting process. As set forth in the Committee's charter, management is responsible for the preparation, presentation and integrity of First Union's financial statements. The independent auditors are responsible for auditing the financial statements and expressing an opinion as to their conformity with generally accepted accounting principles.

   In the performance of its oversight function and in accordance with its responsibilities under its charter, the Committee has reviewed and discussed the audited financial statements with management and the independent auditors. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as currently in effect. Finally, the Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, has considered whether the provision of information technology consulting services relating to financial information systems design and implementation and other non-audit services by the independent auditors to First Union is compatible with maintaining the auditor's independence, and has discussed with the auditors the auditors' independence.

   Based upon the review and discussions described in this report, the Committee recommended to the board that the audited financial statements be included in First Union's Annual Report on Form 10-K for the year ended December 31, 2000, to be filed with the SEC.

Lanty L. Smith, Chairman
Norwood H. Davis, Jr., Vice Chairman (a retired director)
W. Waldo Bradley (a retired director)
A. Dano Davis
Ernest E. Jones (a retired director)

 First Union Executive Compensation

   The following information relates to compensation paid or payable to (i) the current Chief Executive Officer who has served as such since April 2000, (ii) the former CEO, who, during the calendar year 2000, served as such from January 2000 to April 2000, and (iii) the 4 other most highly compensated executive officers who were serving as such at December 31, 2000. The current CEO, the former CEO and those four other executive officers are called the "Named Officers" in this document. See "First Union Employment Contracts".

   Summary Compensation Table. The following table sets forth for the Named
Officers: (i) their name and principal position on December 31, 2000 (column
(a)); (ii) years covered (column (b)); (iii) annual compensation (columns (c),
(d) and (e)), including (A) base salary (column (c)), (B) bonus (column (d)), and (C) other annual compensation not properly categorized as salary or bonus (column (e)); (iv) long-term compensation (columns (f), (g) and (h)), including
(A) the dollar value of any award of restricted stock (calculated by multiplying the closing sale price of the common stock on the date of grant by the number of shares awarded) (column (f)), (B) the sum of the number of stock options granted (column (g)) and (C) the dollar value of all payments pursuant to long-term incentive plans ("LTIPs") (column (h)); and (v) all other compensation for the covered year that we believe could not be properly reported in any other column of the table (column (i)).

                                                                       Long-Term Compensation
                                                                  ---------------------------------
                                     Annual Compensation                  Awards           Payouts
                              ----------------------------------- ----------------------- ---------
                                                                  Restricted  Securities
                                                     Other Annual   Stock     Underlying    LTIP     All Other
                               Salary      Bonus     Compensation   Award    Options/SARs  Payouts  Compensation
   Name and Position     Year  ($) (1)    ($) (1)      ($) (2)     ($) (3)     (#) (4)     ($) (1)    ($) (5)
   -----------------     ---- --------- -----------  ------------ ---------- ------------ --------- ------------
          (a)            (b)     (c)        (d)          (e)         (f)         (g)         (h)        (i)
G. Kennedy Thompson..... 2000   940,000         --      30,834      697,531    477,900          --   4,255,158(4)
 President and CEO       1999   500,000         --      16,183      824,063     35,800          --     106,020
                         1998   400,000 1,908,563(6)   143,285      689,960     34,138          --     101,611

Benjamin P. Jenkins,
 III.................... 2000   525,000     600,000    523,632      473,438    334,500          --     298,095
 Vice Chairman           1999   445,000         --     426,876      809,986     67,900      300,000    210,972
                         1998   405,000     880,000      5,600      561,820     22,982      300,000    196,031

Donald A. McMullen,
 Jr. ................... 2000   500,000   2,063,000     23,531      552,334    272,500          --     106,628
 Chairman                1999   490,000         --      18,495      979,975     42,962      441,403     76,069
                         1998   445,000     880,000     33,964      809,986     39,206      320,217     29,197

David M. Carroll........ 2000   475,000     500,000     19,707      426,094    325,050          --     111,023
 Executive Vice          1999   400,000         --     191,453      809,986     63,850      325,000     77,081
 President               1998   370,000     500,000    120,463      609,976     22,982      250,000     68,543

Austin A. Adams......... 2000   460,000     350,000     20,125      441,875    191,000          --     196,164
 Executive Vice          1999   460,000         --      17,227      840,544     36,500      347,171    170,736
 President(7)            1998   405,000     600,000     11,886      689,960     34,138      320,217    127,178

Edward E.
 Crutchfield(8)......... 2000   786,667         --     146,663          --         --           --     345,653
 Chairman and            1999 1,180,000         --     115,631    2,359,950    257,843    1,130,784    310,944
 former CEO              1998 1,025,000   2,280,000    107,186    2,049,939    400,844    1,015,812    320,378

--------
(1) Amounts include dollars deferred by the Named Officers under First Union's Deferred Compensation Plans. At the election of the participants in such plans, account balances are paid in a lump sum or in ten annual installments upon termination of employment due to death, disability or retirement, except in the event of a "change in control" of First Union where the successor or acquiring corporation does not elect to continue such Plans, in which case such balances are to be paid in a lump sum. A nonqualified retirement trust has been established to fund certain nonqualified benefit plans, including First Union's Deferred Compensation Plans. Prior to a "change in control" of First Union, benefits are paid from the trust only upon our direction. Upon the occurrence of a "change in control", First Union is required to contribute an amount to the trust sufficient to pay the benefits required to be paid under such plans as of the date on which the "change in control" occurs. The merger with Wachovia will not be a "change in control" of First Union for these purposes.

(2) Represents reimbursement for (i) payment of taxes, and (ii) personal benefits, if the personal benefits exceed the lesser of $50,000 or 10% of the total of the amounts in columns (c) and (d). Personal benefits for a Named Officer which exceeded 25% of the Named Officer's total personal benefits in 2000 were as follows:

                            Thompson Jenkins McMullen Carroll Adams  Crutchfield
                            -------- ------- -------- ------- ------ -----------
   Membership fees and
    dues...................     --       --      --      --      --    48,407
   Amounts reimbursed for
    relocation.............     --   248,397     --      --      --       --
   Amounts reimbursed for
    payment of taxes.......  30,834  249,512  25,531  19,707  20,125   79,319

(3) The aggregate number of shares of restricted stock held as of December 31, 2000, and the value thereof as of such date, were as follows: Thompson:
    49,323 shares ($1,371,796); Jenkins: 46,085 ($1,281,739); McMullen: 47,991
    shares ($1,334,750); Carroll: 35,389 shares ($984,257); and Adams: 41,303 shares ($1,148,740). All of Mr. Crutchfield's restricted shares became vested upon his retirement as an employee in September 2000. Restricted stock awards granted in 2000 vest at a rate of 20% per year over five years or upon termination due to death, disability, retirement (as defined in the stock plan), or a "change in control" of First Union. See also footnote (6) below. Dividends on shares of restricted stock are paid at the same time dividends on the other outstanding shares of common stock are paid.
(4) As more fully discussed in "First Union Option/SAR Grants Table" and "First Union HR Committee Report on Executive Compensation", each of the Named Officers (except for Mr. Crutchfield) in October 2000 received a special one-time (and also in January 2001 for Mr. Thompson) stock option grant (and also a cash payment to Mr. Thompson) in lieu of future participation in First Union's Supplemental Retirement Plan, known as the SERP, which was terminated as of December 31, 2000. The amount of option grant to an individual was based upon the projected value of the SERP over the next five years. Due to limitations in the number of shares available for issuance to an individual under First Union's 1998 Stock Incentive Plan, First Union was unable to provide Mr. Thompson with a sufficient number of stock options equal to his projected SERP value. To more closely approximate his projected SERP value, First Union granted Mr. Thompson 250,000 stock options in January 2001 and made a payment of $4,095,625 to Mr. Thompson in October 2000. These awards are intended to further align those executives' interests with First Union's shareholders by making their future retirement benefits more contingent on stock price appreciation and less dependent on cash entitlements for service tenure.
(5)  Amounts shown for 2000 consist of the following:

                              Thompson  Jenkins McMullen Carroll Adams  Crutchfield
                             ---------- ------- -------- ------- ------ -----------
   Savings Plan matching
    contributions..........  $   56,700  31,800  30,300  28,800  27,900    47,500
   Value of life insurance
    premiums*..............      21,971  49,564  45,055  10,225  30,742   235,492
   Value of disability
    insurance..............       1,136   3,166     --      865   2,275       --
   Value of gift of
    automobile.............      10,831  38,978  28,897  30,869  43,633    43,850
   Above market interest on
    deferred compensation..      68,895 174,587   2,376  40,264  91,613    18,810
   SERP payment (See also
    footnote (4))..........   4,095,625     --      --      --      --        --

* The value of life insurance premiums includes the value of premiums advanced by First Union under split-dollar life insurance agreements. First Union may terminate certain of such agreements and receive our interest in the related life insurance policies under certain conditions, provided we may not terminate such agreements if certain of such conditions occur after a "change in control" of First Union.
(6) Mr. Thompson participated in an annual incentive bonus plan for the Capital Markets Group in 1998 that required 25% of his annual incentive bonus be paid in shares of restricted stock, known as the Bonus Shares. First Union matched 50% of the Bonus Shares with additional shares of restricted stock. The shares of restricted stock awarded under the plan vest at the end of a three-year period. The bonus amounts set forth in the Summary Compensation Table represent the total bonus, including the portions attributable to such matched shares of restricted stock. These shares of restricted stock are not included in footnote (3) above.

(7)  Mr. Adams terminated employment with First Union on February 28, 2001.
(8) Mr. Crutchfield retired as a director on March 1, 2001. In addition to the payments indicated, pursuant to an Employment Agreement entered into in August 1985, Mr. Crutchfield was paid $1,573,333 upon his retirement as an employee in September 2000. In addition, pursuant to a Special Retirement Agreement, Mr. Crutchfield was paid $1,800,000 upon his retirement, will receive certain future retirement payments and benefits and was given an automobile valued at $43,850. See "First Union Employment Contracts" for more information regarding these payments and benefits.

 First Union Option/SAR Grants Table

   The following table sets forth with respect to grants of stock options made during 2000 to each of the Named Officers: (i) the name of such officer (column
(a)); (ii) the number of options granted (column (b)); (iii) the percent the grant represents of the total options granted to all employees during 2000 (column (c)); (iv) the per share exercise price of the options granted (column
(d)); (v) the expiration date of the options (column e)); and (vi) the Black-Scholes value of the options at grant date (column (f)).

                                              OPTION/SAR GRANTS IN 2000
                         -------------------------------------------------------------------
                                                  Individual Grants
                         -------------------------------------------------------------------
                          Number of Securities        % of Total
                         Underlying Options/SARs Options/SARs Granted Exercise or               Black-Scholes
                                 Granted             to Employees     Base Price  Expiration Grant Date Value(3)
          Name                     (#)                 in 2000          ($/Sh)       Date            ($)
          ----           ----------------------- -------------------- ----------- ---------- -------------------
          (a)                      (b)                   (c)              (d)        (e)             (f)
Thompson................         198,900(1)                             31.5624    01/03/10       1,217,262
                                 279,000(2)                             27.5625    10/17/10       1,427,252
                                 -------
  Total.................         477,900                 3.83
Jenkins.................          94,500(1)                             31.5625    01/03/10         578,337
                                 240,000(2)                             27.5625    10/17/10       1,227,744
                                 -------
  Total.................         334,500                 2.68
McMullen................         157,500(1)                             31.5625    01/03/10         963,895
                                 115,000(2)                             27.5625    10/17/10         588,294
                                 -------
  Total.................         272,500                 2.18
Carroll.................          85,050(1)                             31.5625    01/03/10         520,503
                                 240,000(2)                             27.5625    10/17/10       1,227,744
                                 -------
  Total.................         325,050                 2.60
Adams(4)................         126,000(1)                             31.5625    01/03/10         744,116
                                  65,000(2)                             27.5625    10/17/10         332,514
                                 -------
  Total.................         191,000                 1.53
Crutchfield.............               0                 0.00

--------
(1) These options are nonqualified stock options. The options are exercisable after one year from the date of grant, at an option exercise price equal to the market price of the common stock at the date of grant. See footnote
     (3) below.
(2) As more fully discussed under "First Union HR Committee Report on Executive Compensation", First Union terminated its SERP in December 2000. These options were granted under First Union's 1998 Stock Incentive Plan to SERP participants in lieu of future participation in the SERP and are nonqualified stock options. The amount of the option grant to an individual was based upon the projected value of the SERP over the next five years. The option exercise price is equal to the market value of the common stock on the date of grant. The options are exercisable 33 1/3% per year in 2001, 2002 and 2003. The special one-time stock option grants are intended to further align those executives' interests with First Union's shareholders by making their future retirement benefits more contingent on stock price appreciation and less dependent on cash entitlements for service tenure. See footnote (4) of "Summary Compensation Table", footnote
     (3) below and "First Union Pension Plan Table".

(3) The values shown for the options referred to in footnote (1) reflect standard application of the Black-Scholes pricing model using (i) 60-month volatility (26.90%) and daily stock prices for the five years prior to grant date, (ii) an option term of ten years, (iii) an interest rate that corresponds to the U.S. Treasury rate with a ten-year maturity (6.28%), and (iv) dividends at the annualized rate in place on the date of grant ($1.88). The values shown for the options referred to in footnote (2) reflect standard application of the Black-Scholes options pricing model using (i) 60-month volatility (36.01%) and daily stock prices for the five years prior to grant date, (ii) an option term of ten years, (iii) an interest rate that corresponds to the U.S. Treasury rate with a five-year maturity (5.74%), and (iv) dividends at the annualized rate in place on the date of grant ($1.92). The values do not take into account risk factors such as non-transferability and limits on exercisability. The Black-Scholes options pricing model is a commonly utilized model for valuing options. The model assumes that the possibilities of future stock returns (dividends plus share price appreciation) resemble a normal "bell-shaped" curve. In assessing the values indicated in the above table, it should be kept in mind that no matter what theoretical value is placed on a stock option on the date of grant, the ultimate value of the option is dependent on the market value of the common stock at a future date, which will depend to a large degree on the efforts of the Named Officers to bring future success to First Union for the benefit of all shareholders.
(4) In connection with his termination of employment in February 2001, Mr. Adams forfeited 57,282 of the stock options referred to in footnote (2) above.

 First Union Aggregated Option/SAR Exercises and Year-End Option/SAR Value
 Table

   The following table sets forth with respect to each exercise of stock options or tandem stock appreciation rights, known as SARs, and freestanding SARs during 2000 by each of the Named Officers and the year-end value of unexercised options and SARs on an aggregated basis: (i) the name of such officer (column (a)); (ii) the number of shares received upon exercise, or if no shares were received, the number of securities with respect to which the options or SARs were exercised (column (b)); (iii) the aggregate dollar value realized upon exercise (column (c)); (iv) the total number of unexercised options and SARs held at December 31, 2000, separately identifying the exercisable and unexercisable options and SARs (column (d)); and (v) the aggregate dollar value of in-the-money, unexercised options and SARs held at December 31, 2000, separately identifying the exercisable and unexercisable options and SARs (column (e)).

AGGREGATED OPTION/SAR EXERCISES IN 2000 AND DECEMBER 31, 2000 OPTION/SAR VALUES

                                                     Number of
                                                    Securities       Value of
                                                    Underlying     Unexercised
                                                    Unexercised    In-the-Money
                                                  Options/SARs at  Options/SARs
                                                  12/31/00(#) (1) at 12/31/00($)
                                                  --------------- --------------
                         Shares Acquired  Value    Exercisable/    Exercisable/
          Name             on Exercise   Realized  Unexercisable  Unexercisable
          ----           --------------- -------- --------------- --------------
          (a)                  (b)         (c)          (d)            (e)
Thompson................        844        4,695  184,654/478,540 286,999/69,750
Jenkins.................      5,244      100,670  186,962/335,140 333,289/60,000
McMullen................        844        4,484  174,306/273,140 84,378/28,750
Carroll.................        844        4,167  168,592/325,690 229,787/60,000
Adams(2)................          0            0  204,354/191,640 311,288/16,250
Crutchfield(3)..........      3,631       26,097     990,289/0      766,304/0

--------
(1) Upon a "change in control" of First Union, all outstanding options will become exercisable. The merger with Wachovia will not be a "change in control" under First Union's stock plans.
(2) In connection with his termination of employment, Mr. Adams forfeited 57,282 of the unexercisable options in column (d).
(3) In accordance with the terms of the applicable stock option plans, all of Mr. Crutchfield's unexercisable options became exercisable upon his retirement in September 2000.

 First Union Long-Term Incentive Plan Awards Table

   The following table sets forth, with respect to each award made to a Named Officer in 2000 under any long-term incentive plan, or LTIP: (i) the name of such officer (column (a)); (ii) the number of shares, units or other rights awarded under any LTIP (column (b)); (iii) the performance or other time period until payout or maturation of the award (column (c)); and (iv) for LTIPs not based on stock price, the dollar value of the estimated payout or range of estimated payouts under the award (threshold, target and maximum amount), whether such award is denominated in stock or cash (columns (d) through (f)). In the table, "MLTCIP" means First Union's Management Long-Term Cash Incentive Plan and "CPRP" means First Union's 2000 Cash Performance and Retention Plan.

                   LONG-TERM INCENTIVE PLANS--AWARDS IN 2000

                                                                   Estimated Future Payments under
                            Number of                              Non-Stock Price-Based Plans (1)
                          Shares, Units    Performance or Other   ------------------------------------
                         or Other Rights  Period Until Maturation Threshold      Target      Maximum
          Name                 (#)               Or Payout        ($ or #)     ($ or #)(4) ($ or #)(5)
          ----           ---------------  ----------------------- ---------    ----------- -----------
          (a)                  (b)                  (c)              (d)           (e)         (f)
Thompson................ MLTCIP: 0                3 years                 0          0      1,000,000
                         CPRP: 225,000(2)         3 years         1,000,000(3)       0            --
Jenkins................. MLTCIP: 0                3 years                 0          0        525,000
                         CPRP: 135,000(2)         3 years           525,000(3)       0            --
McMullen................ MLTCIP: 0                3 years                 0          0        500,000
                         CPRP: 100,000(2)         3 years           500,000(3)       0            --
Carroll................. MLTCIP: 0                3 years                 0          0        475,000
                         CPRP: 115,000(2)         3 years           475,000(3)       0            --
Adams................... MLTCIP: 0                3 years                 0          0        460,000
                         CPRP: 100,000(2)         3 years           460,000(3)       0(6)         -- (6)
Crutchfield............. --                           --                --         --             --

--------
(1) See the Summary Compensation Table. Under the MLTCIP, if First Union achieves not less than a 10% average return on equity, known as ROE (calculated as indicated below under "First Union HR Committee Report on Executive Compensation") for the three year period ending each December
     31, based on First Union's "adjusted net income" (as defined in such Plan), a contribution to a management incentive pool will be made, based on (i) our average ROE ranking for the applicable period compared to the average ROE of the 25 largest bank holding companies in the U.S. for such period (ranging from a ranking of one to 13), and (ii) a percentage of base salaries of the participants in such Plan for the last year of the period (gradually decreasing from 50% of such salaries if our ranking is one, to 27% if our ranking is 13). Participants receive awards under such Plan, subject to the discretion of the HR Committee, at the end of each three-year period on the basis of individual performance as determined by the HR Committee. The maximum potential award is 100% of base salary. No payments were made in 2000 under the MLTCIP. See "First Union HR Committee Report on Executive Compensation".
(2) Represents units granted pursuant to First Union's CPRP. Each unit represents the right to receive amounts in cash based on increases in First Union common stock earnings per share over a three-year period ending December 31, 2003. In no event shall the participants in such plan receive less than their base salary as of December 31, 2000, known as the retention amount. Payouts under the plan will occur in early 2004. Units are valued based on earnings per share growth in each fiscal year, with no value assigned for growth less than 10% per year; $4.50 per unit assigned for growth equal to 10% but less than 11%; $6.00 per unit assigned for growth equal to 11% but less than 12%; $8.00 per unit assigned for growth equal to 12% but less than 12.50%; and an additional $0.50 per unit for each 0.5% increase in excess of 12.50%. In the event of a "change in control" of First Union, units will accelerate and become payable in an amount equal to the greater of (a) the aggregate value of such unit plus $10 per unit or (b) the retention amount plus $10 per unit. The merger with Wachovia will not be a "change in control" for these purposes. See "First Union HR Committee Report on Executive Compensation". First Union intends to terminate the CPRP in 2001. Participants in the CPRP would receive stock options having a value representing the projected cash value of the CPRP based on estimates of First Union's earnings per share growth calculated on a First Union stand-alone basis, as if the merger with Wachovia did not occur, in lieu of the right to participate in the CPRP.
(3) Threshold amounts under the CPRP represent the retention amount. See footnote (2) above.
(4) Targets are not determinable under either the MLTCIP or CPRP. Awards indicated represent awards granted in 2000 under the MLTCIP for the 1997-1999 three-year period. Future awards under the MLTCIP may be higher or lower than such awards.
(5) Represents 2000 annual salaries, the maximum awards that can be granted under the MLTCIP in 2001 for the 1998-2000 three-year period. Maximum awards under the CPRP are undeterminable. See footnote (2) above.
(6) As a result of his termination of employment in February 2001, Mr. Adams will not receive any future payments under the MLTCIP and will receive 2/36ths of his retention amount under the CPRP.

 First Union Pension Plan Table

   The following table sets forth the estimated annual benefits payable upon retirement under First Union's tax qualified pension plan in the specified compensation and years of service classifications indicated below.

   The compensation covered by First Union's pension plan includes basic compensation. The portions of compensation which are considered covered compensation under First Union's pension plan for the Named Officers are the salary amounts indicated in the Summary Compensation Table less deferred amounts. As of January 1, 2001, the credited full years of service under First Union's pension plan were as follows: Thompson--25 years; Jenkins--26 years; McMullen--6 years; Carroll--19 years; and Adams--27 years. Mr. Crutchfield was not serving as an executive officer on that date. Upon his retirement in September 2000, Mr. Crutchfield received his vested benefit under First Union's tax qualified pension plan and his vested benefit under First Union's SERP. Pursuant to the SERP, Mr. Crutchfield was entitled to be paid $1,781,455 annually for the remainder of his life, which was paid to Mr. Crutchfield in a lump sum present value of such amount at his retirement in September 2000.

   Prior to the termination of First Union's SERP as of December 31, 2000, officers covered under the SERP (which included the Named Officers) who attained age 60 with at least 10 years of service with us were eligible to receive a maximum SERP benefit equal to 2% of five-year final average pay for each year of service (up to 30 years), reduced by the amount of benefits received under First Union's tax qualified pension plan, deferred compensation plan and Social Security. Actuarially reduced early retirement SERP benefits were available beginning at age 50 with 10 years of service. The compensation used to calculate final average pay under the SERP included base salary and cash incentive payments (including short-term and long-term cash incentives). As discussed under "First Union HR Committee Report on Executive Compensation", First Union terminated the SERP as of December 31, 2000. Pursuant to the terms of the SERP, upon termination participants were entitled to receive the lump sum present value of their accrued vested benefit as of December 31, 2000, as if those participants actually retired on that date. Pursuant to the SERP, the actuarial assumptions used to calculate the lump sum payments made to the Named Officers under the SERP were essentially the same assumptions that are used to calculate lump sum payments under First Union's tax qualified pension plan. As a result, the following Named Officers were paid the following amounts: Thompson--$8,708,310; Jenkins--$8,134,084; McMullen--$1,136,827; Carroll--$2,856,788; and Adams--$7,739,443. See also
"First Union Option/SAR Grants Table" for a description of awards in lieu of future SERP participation.

                                             Estimated annual pension plan
                                        retirement benefit, assuming a married
                                         participant, a straight life annuity
                                        and the years of service indicated (1)
                                        ---------------------------------------
                                          15      20      25      30      35
                                         years   years   years   years   years
                                        ------- ------- ------- ------- -------
Average annual compensation
  $ 400,000............................ $35,397 $47,196 $58,995 $70,794 $74,894
    600,000............................  35,397  47,196  58,995  70,794  74,894
    800,000............................  35,397  47,196  58,995  70,794  74,894
  1,000,000............................  35,397  47,196  58,995  70,794  74,894
  1,200,000............................  35,397  47,196  58,995  70,794  74,894

--------
(1) For the year ending December 31, 2001, the annual retirement benefit payable under First Union's pension plan is limited by federal law to $135,000 and the maximum covered compensation is limited to $170,000.

 Compensation of First Union Directors

   First Union's directors receive a quarterly retainer of $11,250, plus $1,500 for each committee meeting attended and $2,000 for each meeting of the board attended. In addition, the Chairman of each committee receives a quarterly fee of $2,500. First Union reimburses for travel and accommodation expenses. Directors who are employees of First Union (including Mr. Crutchfield following his retirement as an employee in September 2000) do not receive any directors' fees. Directors' fees totaling $1,610,203 were either paid to the directors in 2000 or deferred under the terms of First Union's Deferred Compensation Plan for Non-Employee Directors.

   Under the Deferred Compensation Plan for Non-Employee Directors, directors who are not employees of First Union may defer payment of all or any part of their directors' fees. Deferred amounts are payable after the end of the calendar year in which the director ceases to be a director, in annual installments over a ten-year period, unless otherwise determined by the HR Committee. In 2000, 17 directors deferred $1,141,717 of their 2000 directors' fees. Deferred fees may either earn interest or be valued based on the market value of First Union common stock, at the option of the director.

   Directors who elect to have their deferred fees valued based on the market value of First Union common stock, are investing in common stock equivalents. This means that the value of their deferred account is based on the market value of First Union common stock and will rise and fall as if the account was actually invested in the stock. As of June 12, 2001, a total of 13 directors had an aggregate of $8,194,658 in their common stock equivalent deferred accounts, which would equate to an aggregate of 247,050 shares of First Union common stock based on the market value of First Union stock on that date.

   All non-employee directors who serve 5 years or more are eligible to participate in First Union's Retirement Plan for Non-Employee Directors. Under that plan, after the end of the calendar year in which the director retires, the director is entitled to receive an annual retirement benefit equal to 80% of the amount of the annual director retainer in effect at that time.

   The foregoing does not include payments being made to 5 former directors for serving as special advisory consultants to the board. Those former directors retired as of the 1998 annual meeting of shareholders, are to be paid a $60,000 annual retainer fee for the three-year period from April 1998 to April 2001, and are eligible during that period to participate in the same benefit programs in which the current directors are eligible to participate.

 First Union Employment Contracts

   Crutchfield. In August 1985, First Union entered into a five-year Employment Agreement with Mr. Crutchfield, the former Chairman and CEO of First Union, subject to (i) extension so that the unexpired portion would be not less than five years, (ii) the right of either party to terminate the agreement at any time, and (iii) the right of Crutchfield to terminate the agreement if the board changed the offices held by him or his power and authority or duties or responsibilities. The agreement provided for an annual salary of not less than $330,000 and an annual bonus based on his performance and other factors. If First Union terminated the agreement other than for "cause" or if he terminated the agreement as provided in (iii) above, he would be paid an amount equal to the sum of (a) the result of multiplying (i) his then current annual salary by (ii) the number of years (including any fraction thereof) then remaining in the term of employment, and (b) the result of multiplying (i) his annual average short-term Management Incentive Plan bonus during the three calendar years preceding the termination date by (ii) the number of years (including any fraction thereof) then remaining in the term of employment. If he terminated his employment other than as provided in (iii) above, he would be paid 66 2/3% of his then current annual salary for a period of two years, subject to forfeiture of such amount if he were to violate a two-year non-compete provision. The agreement also provided for a gross-up payment equal to the amount of excise taxes (plus the applicable federal and state income, FICA and excise taxes due on such gross-up payment) payable by him if his employment was terminated in conjunction with a "change in control" of First Union and such taxes became payable as a result of payments to him under the agreement or otherwise, being deemed to be "excess parachute payments" for federal tax purposes. Pursuant to that employment agreement, Mr. Crutchfield received a payment of $1,573,333, representing a lump-sum of two times 66 2/3% of his salary, upon his retirement as an employee in September 2000.

   In addition, in connection with his retirement as an employee in September 2000, First Union and Mr. Crutchfield entered into a Special Retirement Agreement which provides for (A) a special retirement benefit of $1,800,000 per year for the remainder of Mr. Crutchfield's life (or for no less than 15 years payable to his beneficiary in the event Mr. Crutchfield shall die in less than 15 years), (B) use of First Union's corporate aircraft for up to 120 hours per year for 10 years, (C) office and secretarial support for the remainder of Mr. Crutchfield's life, and (D) gift of the automobile Mr. Crutchfield was using at the time of retirement. See "First Union HR Committee Report on Executive Compensation".

   Thompson. In November 1999, First Union entered into a five-year Employment Agreement with G. Kennedy Thompson, the current Chairman, President and CEO of First Union. The five-year employment period is automatically extended on an annual basis unless either party determines otherwise prior to the annual extension date. The agreement provides that if First Union terminates his employment for reasons other than "cause", death, disability or retirement or he terminates his employment for "good reason" then he will be entitled to (i) a pro rata annual bonus for the period prior to his termination date, based on the highest bonus paid to him during either the three-year period prior to his termination or the three-year period prior to the date of the agreement, (ii) an amount equal to five times his annual base salary and the highest bonus determined under (i) above, and (iii) medical and life insurance benefits for him and his family for five years after his termination date (or for life if the termination date occurs after a "change in control" of First Union). The agreement also provides for a gross-up payment equal to the amount of excise taxes (plus the applicable federal and state income, FICA and excise taxes due on such gross-up payment) payable by him if his employment is terminated in conjunction with a "change in control" of First Union and such taxes become payable as a result of payments to him under the agreement or otherwise, being deemed to be "excess parachute payments" for federal tax purposes.

   Other Employment Agreements. First Union has also entered into employment agreements with Messrs. Jenkins, McMullen, Carroll and Adams and certain other executive officers which are similar to the employment agreement with Mr. Thompson, except those agreements are for three-year terms and the amount payable pursuant to (ii) in the preceding paragraph is three times their annual base salary and highest bonus.

 Compensation Committee Interlocks and Insider Participation at First Union

   As of December 31, 2000, the members of the HR Committee were Messrs. Brown, Dolan, Lotman and Dr. McFate, none of whom is, or has been, an officer or employee of First Union.

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

   Edward E. Crutchfield, who retired as a director on March 1, 2001, serves on the board of Bernhardt Furniture Company, and as one of the outside directors on its Compensation Advisory Committee during 2000. G. Alex Bernhardt, Sr., a director of First Union, serves as Chairman and Chief Executive Officer of Bernhardt Furniture Company. See also "Others Matters Relating to Executive Officers and Directors of First Union --General".

 First Union HR Committee Report on Executive Compensation

   The HR Committee, which consists solely of non-employee directors, administers our executive compensation program and determines the compensation of senior management. On March 13, 2001, the HR Committee issued the following HR Committee report:

   Compensation Philosophy. The HR Committee has established guiding principles for First Union's compensation programs. The programs are intended to:

  . Attract and retain key talent critical to First Union's long-term success

  . Motivate executives to achieve strategic business objectives and to reward executives for their achievement

  . Provide compensation opportunities that are competitive with those provided by appropriate peer financial organizations

  .  Emphasize performance-based pay over fixed salary, and

  . Use long-term pay based on the performance of First Union common stock to further align the interests of senior management with First Union shareholders.

   The executive compensation program is reviewed periodically to ensure it meets First Union's strategic needs. During 2000, a special review was conducted with a nationally recognized executive compensation consultant to accomplish the following objectives:

  . Determine the strategy for executive compensation under First Union's new operating model

  . Assess the overall competitiveness of the compensation package, including the mix of base salary, short term and long term cash incentives and common stock incentives, and

  . Ensure that the overall program supports First Union's strategy and is strongly aligned with shareholder interests.

  Results of this review will be reflected in a number of changes for 2001.

   Peer groups differ for each of the businesses headed by executive and senior officers and generally consist of those comparable financial institutions that compete in the same markets, providing similar financial services and products. The peer groups will change over time and will consist of other major U. S. bank holding companies and other competitors. The HR Committee believes that the most direct competitors for executive talent are not necessarily all of the companies that would be included in a published industry index for comparing total shareholder value; therefore, peer groups will not directly correspond to the broad list of institutions that make up the indices shown on page 143.

   Compensation Program. Compensation paid to the executive officers for 2000 consisted primarily of salary, performance-based incentives and awards of stock options and restricted stock under the Management Incentive Plan and the 1998 Stock Incentive Plan. The payment of incentives and awards of stock options and restricted stock are directly related to corporate and individual performance, as well as business unit performance, where relevant.

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

   In 2000, at management's recommendation, the HR Committee discontinued the SERP. As a result of this termination, participants in the SERP were paid their vested benefit in a cash lump sum actuarial equivalent as of December 31, 2000, as if those participants actually retired on that date. These payments are discussed under "First Union Pension Plan Table" above. As a result of the SERP termination, the HR Committee determined that First Union would save approximately $16 million per year over the next five-year period. Both First Union and the HR Committee believe that the SERP benefit is not consistent with the desire to align the majority of compensation with shareholder interests. Executives formerly covered by the SERP received a one-time (and also in January 2001 for Mr. Thompson) grant of stock options (and also a cash payment for Mr. Thompson) in partial recognition of foregone benefits under the SERP. The special one-time stock option grants are intended to make those executives' future retirement benefits more contingent on stock price appreciation and less dependent on cash entitlements for service tenure. See "First Union Option/SAR Grants Table".

   Annual Compensation. Annual cash compensation consists of base salary and annual incentive awards.

   For each executive, the HR Committee reviews salaries paid to similarly situated executives in a peer group of other U. S. bank holding companies and other relevant competitors. A particular executive's actual salary will be set based on this competitive review as well as the executive's performance and level of experience. Such reviews are conducted annually, although changes to base salaries may or may not be made as a result. For 2001, no salary increases will be made to executives earning $150,000 or more, except in the case of promotion.

   The short-term Management Incentive Plan covering executive officers is funded based on First Union's return on equity, known as ROE. For 2000, the threshold ROE was 15%. Individual awards may range from 0% to 200% of base salary. Determination of individual awards is based primarily on ROE, but includes a subjective assessment of individual performance, where permitted. Measures of individual performance include meeting business unit objectives, customer service goals, promoting corporate values and providing leadership to employees. First Union's ROE for 2000 was 17.23%, resulting in payments which ranged from 5% to 114% of base salaries. The Management Incentive Plan will be discontinued beginning in 2001 and will be replaced with the Senior Management Incentive Plan. See "First Union Proposal 3. A Proposal to Approve First Union's Senior Management Incentive Plan" beginning on page 144.

   Long-Term Cash Compensation. The Management Long-Term Cash Incentive Plan provides an opportunity for cash awards based on ROE rank against a peer group consisting of the top 25 bank holding companies, based on asset size, over a three-year period. Actual ROE performance and individual performance are considered in determining actual payouts from this plan. No payments were made under this plan in 2000 for the period 1997-1999, even though the three-year average ROE rank of 5th resulted in the plan funding at a level sufficient to pay 46% of base salaries in the aggregate. The decision to make no payments under the Management Long-Term Cash Incentive Plan was made by the CEO, in the exercise of his discretion. The Management Long-Term Cash Incentive Plan will be terminated after making final payments, if any, in 2001 for the performance period 1998-2000. The Operating Committee (First Union's senior officer management team) will not receive any payouts in 2001 under the Management Long-Term Cash Incentive Plan.

   In 2000, the HR Committee approved a Cash Performance and Retention Plan under which certain key executives, including the Named Officers (with the exception of Mr. Crutchfield), were granted performance units. The unit valuations have an annual performance component and a long-term retention component. The annual performance component is that the unit values are determined by annual increases in earnings per share over a three-year period, beginning January 1, 2001. The long-term retention component is that in no event will the performance units have a value less than the applicable executive's base salary as of December 31, 2000. The number of performance units granted to each executive was based on management's assessment of his or her ability to positively impact our future success. Payment of awards will be in cash and will not take place until February 2004. Payments to "covered officers", as defined in Section 162(m) of the Internal Revenue Code, will not qualify as performance-based compensation under that code section. To the extent any award paid under this plan, combined with other compensation not qualifying as performance-based compensation, exceeds $1 million, it will not qualify for tax deductibility under Section 162(m). In making this determination, the HR Committee considered the materiality of any possible lost deductions.

   Long-Term Equity-Based Compensation. The stock compensation plans are made up of two elements, stock options and restricted stock awards. Award sizes are determined by past performance, and are considered an incentive for future performance. Additionally, the awards made in 2000 took into account the total value of compensation paid to executives.

   Stock Ownership Guidelines. First Union has established stock ownership guidelines for senior executives. These guidelines specify that the CEO should own First Union common stock with a value equal to at least five times his annual salary. Vice Chairmen have an ownership requirement of at least four times their respective annual salaries, and other members of the Operating Committee have a requirement of at least three times their respective annual salaries. Newly hired executives and executives whose stock ownership did not meet the guidelines at the time established, have a reasonable period of time to achieve the level of ownership set forth in the guidelines. All Named Officers meet the level of stock ownership required by the guidelines.

   Deductibility of Executive Compensation. The HR Committee's review of executive compensation relative to the $1,000,000 limit on tax deductible compensation under Section 162(m) of the Internal Revenue Code was made in the context of insuring the ability to balance sound compensation decisions with appropriate fiscal responsibility. The HR Committee's intention has been to modify our executive compensation plans to minimize the possibility of lost deductions. However, it is also the HR Committee's intent to balance the effectiveness of such plans against the materiality of any possible lost deductions.

   2000 Compensation for the CEO. G. Kennedy Thompson is eligible to participate in the same executive compensation plans available to the other executive officers as described above. In 2000, Mr. Thompson voluntarily advised the board that he would not accept, if granted, a short-term Management Incentive Plan payment for the 2000 performance period (normally granted in December 2000). The stock option grant and restricted stock awards made to him in 2000 were based on the various considerations set forth in this report. These awards were determined by the HR Committee such that Mr. Thompson's total compensation would approximate First Union's expected relative rankings of asset size and ROE performance within the peer group.

   In 2000, Mr. Thompson also voluntarily advised the board that he would not accept, if granted, a salary increase for 2001. Mr. Thompson's salary was last adjusted in April 2000 to reflect his election as CEO. In addition, Mr. Thompson voluntarily advised the board that he would not accept, if granted, a Management Long-Term Cash Incentive Plan payout in 2001.

   Retirement of Edward E. Crutchfield. In August 2000, the HR Committee reviewed and recommended for the board's approval, terms of a special retirement agreement with Mr. Crutchfield covering various financial and non-financial provisions in connection with his retirement. A summary of this agreement is set forth under "First Union Employment Agreements" above. Based upon a thorough review of competitive practices at peer companies and other pertinent information provided to the HR Committee, and based upon Mr. Crutchfield's substantial contributions to First Union over a long and distinguished career, which spanned more than 35 years, and particularly his leadership as CEO for 16 years, the HR Committee was satisfied as to the appropriateness of the terms of the agreement.

Herbert Lotman, Chairman
Robert J. Brown, Vice Chairman
B. F. Dolan (a retired director)
Patricia A. McFate

 First Union Performance Graph

   The following graph compares (i) the yearly change in the cumulative total stockholder return on First Union common stock with (ii) the cumulative return of the Standard & Poor's 500 Stock Index, or the S&P 500, and the Keefe, Bruyette & Woods, Inc. 50 Index KBW 50. The graph assumes that the value of an investment in the common stock and in each index was $100 on December 31, 1995, and that all dividends were reinvested.

   The S&P 500 and the KBW 50 are market-capitalization-weighted indices, meaning that companies with a higher market value count for more in both indices. The KBW 50 is comprised of 50 bank holding companies, including all money-center and major regional bank holding companies.

                                    [GRAPH]

                                                     December 31,
                                      ------------------------------------------
                                       1995    1996   1997   1998   1999   2000
                                      ------- ------ ------ ------ ------ ------
First Union.......................... $100.00 137.57 195.57 238.62 135.32 121.80
S&P..................................  100.00 122.96 163.98 210.85 255.21 231.98
KBW50................................  100.00 141.46 206.80 223.91 216.14 259.50

   The information set forth above under the subheadings "First Union HR Committee Report on Executive Compensation", "First Union Performance Graph" and "Audit Committee Report" (to the extent permitted under the Exchange Act)
(i) shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or the liabilities of Section 18 of the Exchange Act, and (ii) notwithstanding anything to the contrary that may be contained in any filing by First Union under the Exchange Act or the Securities Act, shall not be deemed to be incorporated by reference in any such filing.

 Other Matters Relating to Executive Officers and Directors of First Union

   General. The directors (including organizations they are affiliated with and their immediate family members) and executive officers are customers of First Union's bank. In management's opinion, the lending relationships with these directors and officers were made in the ordinary course of business and on substantially the same terms, including interest rates, collateral and repayment terms, as comparable transactions with other customers and do not involve more than normal collectibility risk or present other unfavorable features. During 2000, the aggregate monthly outstanding loan balances made by First Union's bank to these directors and officers, including to certain related interests, ranged from a high of approximately $4.5 billion to a low of approximately $3.3 billion. In addition to these lending relationships, some directors and their affiliated organizations provide services or otherwise do business with First Union and its affiliated entities, and First

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

Union in turn provides services or otherwise does business with the directors and their organizations, in each case in the ordinary course of business. Certain of these relationships are discussed below.

   Certain Relationships. Erskine B. Bowles is a general partner of Forstmann Little & Co. and a Managing Director and member of Carousel Capital Company, LLC. Carousel Capital Company is the general partner of Carousel Capital Partners, LP and Carousel Capital Partners II, LP. First Union has a 15% limited partnership interest in Carousel Capital Partners, which is represented by a $25 million commitment. As of December 31, 2000, we had invested $21.7 million in Carousel Capital Partners, leaving a remaining commitment of $3.3 million. First Union currently has a 17.7% limited partnership interest in Carousel Capital Partners II, which is represented by a $25 million commitment, none of which was invested as of December 31, 2000. As part of our investments in Carousel Capital Partners and Carousel Capital Partners II, First Union pays Carousel Capital Company a semi-annual management fee, which totaled $462,065 in 2000. First Union is a lender to several of the companies that the Carousel entities and Forstmann Little have investments in and may engage in other transactions with those companies. In 1990, First Union entered into a sale/leaseback transaction with a real estate finance company that involved various First Union bank branches in North Carolina, Florida and Georgia. The lease agreement expires in 2010. Mr. Bowles is a passive investor (7.15% limited partnership interest) in Investment Partners Leasing Corporation, which has an option to lease all or part of those branches, at a fixed rate, upon expiration of the lease. First Union entered into an agreement with Investment Partners whereby we have the option to sublease those branches from Investment Partners, at market rates, at the expiration of the lease, if they exercise their option.

   Frank M. Henry, a retired director, is a partner in Frank M. Henry Associates, from which First Union leases a branch office in Wilkes-Barre, Pennsylvania. The initial term expires on April 30, 2003, and has four five-year renewal options. The rent paid in 2000 totaled $75,140.

   Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Exchange Act requires the directors and executive officers covered by that Section to file reports with the SEC and the NYSE relating to their First Union common stock ownership and any changes in that ownership. To First Union's knowledge, based solely on a review of the copies of those reports or other written representations, during or prior to the year ended December 31, 2000, all Section 16(a) filing requirements applicable to directors and executive officers were complied with, except as set forth in prior proxy statements and except for late filings by: A. Dano Davis, a director, relating to sales by a trust and purchases by a partnership which resulted in a net decrease of 4,859 shares in Mr. Davis' proportionate beneficial interest; Reginald E. Davis, a
Section 16(a) reporting officer, relating to the sale of 968 shares; William H. Goodwin, Jr., a director, relating to the purchase of 100,000 shares by his children; and Benjamin P. Jenkins, III, a Section 16(a) reporting officer, relating to the withholding of 920 shares for payment of taxes in connection with a 1999 restricted stock award vesting.

First Union Proposal 3. A Proposal To Approve First Union's Senior Management Incentive Plan

   Proposal 3 relates to approval of a new benefit plan the First Union board adopted in February 2001, the Senior Management Incentive Plan, known in this document as the Plan. The following description of the Plan is a summary and does not purport to be fully descriptive. The summary is subject, in all respects, to the terms of the Plan, which is attached as Appendix H to this document. This proposal is being presented to the shareholders as a result of the Omnibus Budget Reconciliation Act of 1993 and the regulations promulgated thereunder by the Internal Revenue Service, known in this document as OBRA, in order to preserve the federal income tax deduction with respect to certain executive compensation payable under the Plan.

   Under OBRA, the allowable federal income tax deduction by a publicly held corporation for compensation paid or accrued with respect to the CEO and the four other most highly compensated executive officers of that corporation serving as such at the end of the corporation's fiscal year is limited to no more than $1,000,000 per year. Certain types of compensation, including performance-based compensation, are generally excluded from this deduction limit. By approving the Plan, First Union shareholders will be approving, among other things, the performance measures, eligibility requirements and limits on the cash awards which may be made pursuant to the Plan.

   Pursuant to the foregoing, First Union shareholders approved certain amendments to our existing Management Incentive Plan, known in this document as the Short-Term Plan, at the 1995 annual meeting of shareholders and the 2000 annual meeting of shareholders. Since the Plan is a new plan intended to replace the Short-Term Plan for certain key executives, including the Named Officers (with the exception of Messrs. Adams and Crutchfield), and which has not yet been approved by First Union shareholders, First Union is submitting this proposal for shareholder approval.

   First Union and the board believe the Plan will benefit First Union and First Union shareholders by providing significant and sustaining motivation to officers and key employees, including the continuing Named Officers, to achieve specific goals which are aligned with shareholder interests.

   Administration and Eligibility. The Plan will be administered by the HR Committee, each member of which qualifies as an "outside director" under OBRA. Among other things, the HR Committee will have the authority to select which of our officers and employees may be granted awards and to determine the terms and conditions of any awards under the Plan. The HR Committee will also have the authority to construe and interpret the Plan, and establish, amend or waive rules for its administration. The HR Committee will have no authority to take any action that would cause any award to any participant to fail to qualify as "performance-based compensation" under OBRA. All decisions made by the HR Committee will be final and binding.

   Determination and Description of Awards. Each fiscal year, the HR Committee will fix in advance the corporate performance criteria and goals to be achieved before any award will be payable. The corporate performance criteria will be objective and based on certain corporate financial performance measures, which may include earnings per share, economic profit, shareholder value added, return on equity, net income, pre-tax net income, operating income, return on assets, or revenue growth, and which may be used singularly or in combination, as the HR Committee determines. The corporate performance criteria and goals set by the HR Committee may vary from year to year.

   If and to the extent the annual corporate performance criteria are achieved, all or a portion of an award may be paid. The level of achievement of the corporate performance criteria for that year will determine the amount a participant may receive. If the minimum level of achievement of the corporate performance criteria is not met, no payment will be made to participants for that year. The HR Committee has determined that, to the extent minimum achievement levels are met or surpassed under the corporate performance criteria, the percentage of award which may be payable to participants changes upon and in relation to where our performance for the year (expressed as a percentage) falls within the range of 90% to 115% of the year's performance goal. Awards may be expressed in dollars, as a percentage of the participant's base salary at the beginning of the performance period or on a formula basis.

   In addition to corporate performance criteria, individual performance goals are also established for each participant in the Plan. The nature of these goals differs depending upon each participant's job responsibilities. Individual goals are both qualitative in nature, such as leadership, customer satisfaction, employee satisfaction and retention and adherence to First Union's core values, and quantitative in nature, such as business unit net income, sales and revenue goals and cost containment. Actual awards to participants under the Plan are determined by that participant's performance relative to her or his individual goals. In awarding payments under the Plan, the individual goals vary between business units and between participants. The HR Committee may also vary the relative weighting between individual qualitative and quantitative goals from year to year, depending on corporate or business unit goals. The number of variables under review, including First Union's corporate performance relative to our annual performance criteria and individual performance relative to individual goals, prevents any strict correlation between any one performance factor and a participant's annual bonus. The maximum amount of award that is payable to a participant under the Plan for a fiscal year is 0.25% of First Union's net operating income for the applicable fiscal year. "Net operating income" is our reported net income applicable to stockholders excluding reported

  . extraordinary gains or losses or gains or losses as a result of changes in accounting principles

  .  restructuring, merger-related or restructuring-related charges, and

  .  similar one-time accounting or operational charges.

   CEO's Discretionary Payments. In addition to the foregoing, the HR Committee has authorized First Union's CEO to have the ability to reduce individual awards, in his sole discretion, based on individual contribution to corporate performance. The Plan also provides that the CEO will have a pool available for additional discretionary bonus payments in the event First Union meets certain corporate performance criteria. If the corporate performance criteria are satisfied, this pool will contain between 5% and 10% of the aggregate potential awards to participants. In no event may the CEO award a discretionary bonus payment to an individual participant of more than 25% of that participant's award opportunity, nor may any discretionary bonus payment cause the maximum individual award limitation discussed above to be exceeded. In addition, no discretionary bonus payment may be made to a covered employee that causes any other payment under the Plan to fail to be tax deductible under Section 162(m) of the Code.

   Payment of Awards. The HR Committee will annually determine the extent to which the corporate performance criteria and individual performance goals for that year have been satisfied. Payments will be made to participants following such determination.

   New Plan Benefits. Because the amount payable to a participant under the Plan is subject to discretion both as to corporate performance and individual performance, neither the amount that will be paid in the future to any eligible participant nor the amount that would have been paid in 2000 had the Plan been in effect is determinable. However, the annual cash bonuses paid to the Named Officers for 2000 and prior years under the Short-Term Plan are set forth in the bonus column of the Summary Compensation Table on page 132.

   The board recommends that shareholders vote "FOR" approval of this proposal. Proxies, unless indicated to the contrary, will be voted "FOR" approval of the proposal.

First Union Proposal 4. A Proposal To Approve an Amendment to First Union's 1998 Stock Incentive Plan

   First Union's board proposes that you approve an amendment to our 1998 Stock Incentive Plan, known in this document as the Stock Plan. First Union's board adopted the Stock Plan in February 1998 and our shareholders approved the Stock Plan at the 1998 annual meeting of shareholders. First Union's board amended the Stock Plan in April 2001, subject to First Union's shareholders approving the amendment. The following description of the Stock Plan is a summary and does not purport to be fully descriptive. This description is subject, in all respects, to the terms of the Stock Plan, which is attached as Appendix I to this document. This proposal is being presented to First Union shareholders as a result of OBRA, in order to preserve the federal income tax deduction with respect to certain executive compensation payable under the Stock Plan.

 Summary of the Stock Plan

   The primary purposes of the Stock Plan are to help align employees' long-term financial interests with those of shareholders, reinforce a performance-oriented culture and strategy, reward employees for increasing our common stock price over time, and attract, retain and motivate employees. The Stock Plan authorizes the HR Committee to achieve these purposes by encouraging and providing for the acquisition of equity interests by key employees through grants of stock options, SARs, and other stock awards, including restricted stock, any of which may be granted singly, in tandem or in combination as the HR Committee may determine.

   The Stock Plan provides that in any calendar year up to 1.5% of the outstanding shares of First Union common stock, as reported in our Annual Report on Form 10-K for the preceding year, may be subject to awards under the Stock Plan. If any awards are forfeited or expire, shares represented by those forfeited or expired awards may again become available for issuance under the Stock Plan, in addition to the 1.5% indicated above. In addition, any unused portion of the limit of awards for any calendar year may be carried forward for use in succeeding calendar years. Currently, no more than 500,000 shares represented by awards may be granted to any single individual in any calendar year under the Stock Plan.

   In the event of any change in the outstanding shares of common stock that occurs by reason of a stock dividend, stock split, recapitalization, merger, consolidation, combination, exchange of shares or other similar corporate change, the aggregate number of shares subject to each outstanding option under the Stock Plan, and its stated option price, may be appropriately adjusted by the HR Committee. In such event, the HR Committee will also have discretion to make appropriate adjustments in the number and type of shares subject to stock grants and any other awards then outstanding under the Stock Plan. In addition, in the event of a "change of control" of First Union, each outstanding award granted under the Stock Plan will become immediately exercisable and/or fully vested and nonforfeitable, as the case may be. The merger with Wachovia does not constitute a change of control under the Stock Plan.

 Eligibility and Participation; Administration

   Participants in the Stock Plan are selected by the HR Committee from among our officers and other key employees who are in a position to contribute materially to our growth and development and to our long-term financial success. Our current executive officers have received and are anticipated to receive additional options and stock awards under the Stock Plan in such amounts and at such times as the HR Committee may determine.

   The HR Committee is responsible for the administration of the Stock Plan. The HR Committee is authorized to interpret the Stock Plan, to prescribe, amend and rescind rules and regulations relating to it, to provide for conditions and assurances deemed necessary or advisable to protect our interests, and to make all other determinations necessary or advisable for the administration of the Stock Plan, but only to the extent not contrary to the express provisions of the Stock Plan.

   The HR Committee may alter, amend, suspend or discontinue the Stock Plan or any agreements granted thereunder to the extent permitted by law. However, stockholder approval is necessary to increase the number of shares available for awards or to cancel any outstanding stock options or SARs for the purpose of replacing or regranting those options or SARs with an exercise price that is less than the original exercise price.

 Options

   Options granted under the Stock Plan are exercisable at such times and subject to such restrictions and conditions as the HR Committee in each instance approves, which need not be the same for all participants. Each option will expire at such time as the HR Committee determines at the time it is granted; provided, however, that no option may be exercisable later than the tenth anniversary date of its grant. Only incentive stock options ("ISOs") to purchase up to $100,000 of common stock (measured as of the date of grant of the option) may vest as to each optionee in each calendar year (taking into account all ISOs granted pursuant to any of our stock plans). No options granted pursuant to the Stock Plan will have an option price that is less than the fair market value of the common stock on the date the option is granted. The number of shares of common stock that may be issued pursuant to ISOs during the term of the Stock Plan may not exceed 100,000,000 in the aggregate.

   The option price upon exercise of any option is payable by methods the HR Committee designates, including, but not limited to

  .  in cash or its equivalent

  . by tendering shares of previously owned common stock having a fair market value at the time of exercise equal to the total option price, or

  .  by a combination of the foregoing.

   The proceeds from any cash payments are added to our general corporate funds and used for general corporate purposes. Pursuant to the foregoing and subject to HR Committee approval, an optionee can apply the shares received upon the exercise of a portion of a stock option to satisfy the exercise price for additional portions of the option, thereby enabling the optionee to effectively deliver a relatively small number of shares in satisfaction of the exercise price of a much larger option.

   In the event the employment of a participant is terminated by reason of death, disability or retirement, any outstanding options held by the participant shall become immediately exercisable. Unless the HR Committee determines otherwise, any such outstanding options will be forfeited on the expiration date of such options or within three years after such date of termination of employment, whichever period is shorter. Unless the HR Committee determines otherwise, if the employment of a participant shall terminate for any reason other than death, disability or retirement, any then outstanding but unexercisable options granted to such participant will be forfeited upon such termination of employment. Any then outstanding and exercisable options granted to such participant will be forfeited on the expiration date of such options or three months after such date of termination of employment, whichever period is shorter.

 Stock Awards; SARs

   The HR Committee may impose restrictions on any stock awards, including shares of restricted stock, granted under the Stock Plan as it may deem advisable, including, without limitation, continuous service requirements and/or achievement of performance goals. During the period of restriction, participants holding restricted stock granted under the Stock Plan may exercise full voting rights on those shares and are entitled to receive all dividends and other distributions paid on those shares. An SAR represents a right to receive a payment in cash, shares of common stock or a combination of both, equal to the excess of the fair market value of a specified number of shares of common stock on the date the SAR is exercised over an amount which is no less than the fair market value of the shares of common stock on the date of grant.

   In the event the employment of a participant is terminated because of normal retirement, disability or death, any remaining period of restriction applicable to a stock award shall automatically terminate, and any then outstanding SARs shall automatically become exercisable. Unless the HR Committee determines otherwise, in the event that employment is terminated for any other reason during the period of restriction, then any shares still subject to restrictions at the date of termination of employment, or any unexercisable SARs, shall automatically be forfeited and returned to us. In the event of early retirement or any involuntary termination of employment, the HR Committee may, in its sole discretion, waive the automatic forfeiture of any or all such shares and/or may add such new restrictions to such shares as it deems appropriate.

 Federal Tax Consequences

   An optionee will not be taxed at the time a non-ISO is granted. In general, an employee exercising a non-ISO will recognize ordinary income equal to the excess of the fair market value on the exercise date of the stock purchased over the option price. Upon subsequent disposition of the stock purchased, the difference between the amount realized and the fair market value of the stock on the exercise date will constitute capital gain or loss. We will not recognize income, gain or loss upon the granting of a Non-ISO. Upon the exercise of that option, we are entitled to an income tax deduction equal to the amount of ordinary income the employee recognizes.

   An employee will not be taxed at the time an ISO is granted. In general, an employee exercising an ISO will not be taxed at the time an ISO is exercised if the stock purchased is held for at least one year after the exercise date and at least two years after the date of grant; provided, however, the bargain element of exercised ISOs is treated as a tax preference item under the alternative minimum tax rules.

   If these holding periods are satisfied, the difference between the option price and the amount realized upon subsequent disposition of the stock will constitute long-term capital gain or loss.

   If these holding periods are not satisfied, the employee will recognize ordinary income to the extent of the lesser of the gain realized and the excess of the fair market value of the stock on the exercise date over the option price. Any gain realized in excess of the amount recognized as ordinary income by the employee will be capital gain. We will not recognize income, gain or loss upon the granting or exercise of an ISO, nor will we be entitled to any deduction upon the disposition of an ISO if the holding periods referred to above are satisfied. If those holding periods are not satisfied, we will be entitled to a deduction equal to the amount of the ordinary income the employee recognizes.

   An employee will not be taxed at the time an SAR is granted. Upon exercise of an SAR, the optionee will recognize ordinary income in an amount equal to the cash or the fair market value of the stock received on the exercise date (or, if an optionee exercising an SAR for shares of common stock is subject to certain restrictions, upon lapse of those restrictions, unless the optionee makes a special tax election under Section 83(b) of the Code, within 30 days after exercise, to have the income recognized at the time of transfer). We generally will be entitled to a deduction in the same amount and at the same time as the optionee recognizes ordinary income.

   In general, an employee who has received shares of restricted stock and who has not made an election under Section 83(b) of the Code to be taxed upon receipt, will include in his gross income as compensation income an amount equal to the fair market value of the shares of restricted stock at the earlier of the first time the rights of the employee are transferable or the restrictions lapse. We are entitled to a deduction at the time that the employee is required to recognize income, subject to the limitations set forth below.

   The proposed amendment does not affect the performance goals for the Stock Plan previously approved by First Union's shareholders at the 1998 annual meeting of shareholders. The HR Committee may grant awards under the Stock Plan which are not based on the performance goals, in which case the compensation paid under such awards to officers to which Section 162(m) of the Code is applicable may not be deductible. The HR Committee, however, may not grant stock awards in lieu of performance stock awards that are not granted because of the failure to meet the performance goals specified for a particular year.

 Summary of Proposed Amendment to the Stock Plan

   First Union's board adopted an amendment to the Stock Plan in April 2001, subject to shareholder approval as described below. The amendment requires shareholder approval under Section 162(m) of the Code. Section 162(m) of the Code and related regulations require that performance based compensation paid to certain covered employees in excess of $1,000,000 is not eligible for tax deduction by First Union unless the compensation is based upon material performance goals approved by shareholders. Under Section 162(m) of the Code and related regulations, the maximum number of shares with respect to which awards may be granted during a specified period must be approved by shareholders in order for compensation arising from the exercise of stock options to be considered performance based and thus eligible for tax deductibility.

   As noted above, the Stock Plan currently limits the number of shares of First Union common stock which may be subject to a stock award to an individual participant in any calendar year to 500,000.

   The Stock Plan is proposed to be amended to provide that in any calendar year, the maximum number of shares of First Union common stock which may be subject to a stock award to an individual participant be increased to 1,250,000.

   The HR Committee believes that the proposed amendment to increase the maximum number of shares which may be granted to an individual in a calendar year would further the purposes of the Stock Plan and are in First Union's best interests and the best interests of shareholders. To the extent that Code
Section 162(m) applies to compensation paid to certain executives, it is in First Union's best interests for that compensation to be eligible for deductibility. As indicated in the "HR Committee Report on Executive Compensation", the HR Committee believes corporate and shareholder interests are best served when the interests of management are aligned with those of shareholders. As a result, the HR Committee has determined to eliminate the

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

Management Long-Term Cash Incentive Plan beginning in 2001 and use common stock and options as the most predominant form of long-term incentive compensation. The HR Committee has also determined, as a result of the planned merger with Wachovia, to terminate First Union's Cash Performance and Retention Plan and award stock options to former participants in that plan in 2001. As a result of that action, First Union expects to save approximately $32 million per year for the next three years and further align long-term incentive compensation of key executives with shareholders' interests. In addition, the HR Committee terminated the SERP and awarded stock options to former participants in that plan in 2000, with the intention of having participants' retirement benefits aligned with shareholder interests instead of as a cash entitlement for service tenure.

   The HR Committee has made no decisions regarding whether any participant will be granted an award involving the maximum number of shares of common stock in any given year. As set forth under "Option/SAR Grants Table", in 2000, due to the one-time grant of options in lieu of future SERP benefits, Ken Thompson, our CEO, was granted options for 477,900 shares in 2000. In addition, as part of the SERP replacement grant, Mr. Thompson was granted options for 250,000 shares in January 2001. Mr. Thompson was granted options for 500,000 shares in April 2001; however, 250,000 of such options are contingent upon shareholder approval of the amendment to the Stock Plan. In connection with terminating First Union's Cash Performance and Retention Plan, First Union expects to grant Mr. Thompson options for 288,000 shares, which grant will be contingent upon shareholder approval of the Stock Plan amendment. No other Named Officer, executive officer or Stock Plan participant is expected to receive stock awards in 2001 that exceed the current 500,000 individual limitation. See "Option/SAR Grants Table" for a list of grants to the Named Officers in 2000. The selection of employees who will receive awards under the Stock Plan and the size and type of awards will be determined by the HR Committee in its discretion.

   The board recommends that shareholders vote "FOR" approval of this proposal. Proxies, unless indicated to the contrary, will be voted "FOR" approval of the proposal.

First Union Proposal 5. A Proposal To Ratify The Appointment Of Auditors

   The accounting firm of KPMG LLP has been appointed as First Union's auditors for the year 2001, and, in accordance with established policy, that appointment is being submitted to shareholders for ratification. In the event the appointment is not ratified by a majority of votes cast, in person or by proxy, it is anticipated that no change in auditors would be made for the current year because of the difficulty and expense of making any change so long after the beginning of the current year, but that vote would be considered in connection with the auditors' appointment for 2002.

   KPMG LLP were First Union's auditors for the year ended December 31, 2000, and a representative of the firm is expected to attend the annual meeting, respond to appropriate questions and if the representative desires, which is not now anticipated, make a statement.

   Set forth below is information relating to the aggregate KPMG LLP fees for professional services rendered for the fiscal year ended December 31, 2000.

 Audit Fees

   The aggregate KPMG LLP fees for all professional services rendered in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2000, and for the reviews of the unaudited consolidated financial statements included in First Union's Quarterly Reports on Form 10-Q for that fiscal year, were $7,254,000.

 Financial Information Systems Design and Implementation Fees

   The aggregate KPMG LLP fees for professional services rendered for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2000, were $301,000.

 All Other Fees

   The aggregate KPMG LLP fees for professional services rendered to First Union, other than the services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees", for the fiscal year ended December 31, 2000, were $24,545,000. These primarily consist of fees for tax matters, process and risk management control reviews, employee benefit financial statement audits, common trust fund audits, compliance attestation services, and other advisory services.

   See also "First Union Proposal 2: A Proposal to Elect Directors--Committees of the First Union Board and Attendance--Audit Committee".

   The board recommends that shareholders vote "FOR" this proposal. Proxies, unless indicated to the contrary, will be voted "FOR" this proposal.

Shareholder Proposal. A Shareholder Proposal Regarding Political Contributions

   Ms. Patricia S. Broderick, of 105 Quail Lane, Mooresville, North Carolina 28117, an owner of 1,200 shares of First Union common stock, has advised First Union that she intends to present the proposal set forth below at the meeting. In accordance with applicable proxy regulations, the proposal, which is presented as received by First Union and for which First Union and the board accept no responsibility, is as follows:

   "Whereas the money for donations to political movements and political entities comes from the profits of the company's operations, and belongs to the shareholders; and since these contributions are nothing more than an overt effort to control elections, shareholders should not be made to support political movements or political entities with whom they do not agree.

   "The Board of Directors is requested to adopt a policy that no contribution to any political movement or entity shall be made by First Union Corporation; nor shall solicitations for contributions to any political movement or entity be made on company property, nor to any company employee; nor shall any company facilities or equipment be used for this purpose."

 Position Of First Union's Board

   The board recommends that shareholders vote "AGAINST" the proposal set forth above for the following reasons:

   The board strongly believes that it is in the best interests of First Union and its shareholders that First Union be an active and effective participant in the political process. As a financial services company involved in many different businesses, including consumer and commercial lending, securities brokerage and insurance, First Union is subject to significant federal, state and local regulation. First Union's ultimate success depends upon our ability, within this complex and evolving regulatory environment, to deliver our existing financial products and services, and to develop new and innovative products and services for our customers. The shareholder proposal, if enacted, may unnecessarily limit First Union's ability to participate effectively in legislative and regulatory developments directly affecting the success and profitability of our businesses.

   First Union's political activities consist primarily of our sponsorship of political action committees, known as PACs, which would be prohibited if the shareholder proposal were enacted. Our PACs solicit voluntary contributions from employees and make campaign contributions to candidates who may be involved in issues or legislation important to our company. These activities permit us and our employees to support candidates whose views may be consistent with our business goals and interests. We also have made contributions to national political parties; however, such contributions, which are a matter of public record, are not the main focus of our political activities. In sum, First Union's efforts are not intended to control the outcome of elections, as stated in the proposal, but rather are designed to increase the likelihood that our views are included in the legislative process for our and our shareholders' benefit.

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

   The board also believes that the shareholder proposal is not in the best interests of First Union and its shareholders because many of our competitors in the financial services industry currently participate in the political process to improve their business advantage. If we were restricted from similarly participating in that process, we ultimately would be placed at a significant competitive disadvantage, which may have a detrimental impact on us and our shareholders.

   For the reasons set forth above, the board believes that continuing its current activities in the political process is in the best interests of the shareholders and First Union.

   The board recommends that shareholders vote "AGAINST" this proposal. Proxies, unless indicated to the contrary, will be voted "AGAINST" the proposal.

Certain Matters Relating To First Union Proxy Materials And Annual Reports

   The SEC recently adopted amendments to its rules regarding delivery of proxy statements and annual reports to shareholders sharing the same address. We may now satisfy these delivery rules by delivering a single proxy statement and annual report to an address shared by two or more of our shareholders. This delivery method is referred to as "householding" and can also result in significant cost savings for us. In order to take advantage of this opportunity, we have delivered only one joint proxy statement-prospectus and annual report to multiple shareholders who share an address and who have consented to householding, unless we received contrary instructions from the impacted shareholders prior to the mailing date. We undertake to deliver promptly upon written or oral request a separate copy of the joint proxy statement-prospectus or annual report, as requested, to a shareholder at a shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of this document or this year's annual report, or if you wish to receive separate copies of First Union's proxy statement or annual report in the future, you can request a separate copy of those documents by writing to us at the following address: Investor Relations, First Union Corporation, One First Union Center, Charlotte, North Carolina 28288-0206, or by telephoning us at (704) 374-6782.

   If you are currently a shareholder sharing an address with another First Union shareholder and wish to have your future proxy statements and annual reports householded, please contact us at the above address or telephone number.

                                      152
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             OTHER MATTERS TO BE CONSIDERED AT THE WACHOVIA MEETING

   Wachovia's annual shareholder meeting was previously scheduled for April 27, 2001. However, in light of the announcement of the First Union merger agreement on April 16, Wachovia's board of directors concluded that it was prudent to postpone the annual meeting.

   The shareholder meeting at which the merger will be considered will also be Wachovia's annual meeting of shareholders for 2001. Therefore, a number of proposals requiring shareholder action in the ordinary course of Wachovia's business are also being presented for consideration and voting. This portion of the document discusses these other proposals.

   The information discussed below replaces the proxy statement originally sent to Wachovia shareholders in connection with the postponed annual meeting.

Wachovia Proposal 2. Election Of Directors

   The by-laws of Wachovia provide that the number of directors shall not be less than nine nor more than 25. There are presently 16 directors divided into three classes. The by-laws further provide that an individual may not be elected a director or continue to serve past an annual meeting if such person has reached the age of 67 (or 66 as to persons who have served for five or more years as Chief Executive Officer of Wachovia), and an individual may not be elected a director who has retired from active participation or practice of the individual's principal business or profession, provided that a director who retires from active participation in his or her principal business or profession during the course of an unexpired term as director may complete the unexpired term subject to the age limitation. Mr. Prendergast retired as of January 1, 2001, and Mr. Smith retired as of April 27, 2001.

   At the annual meeting, five directors are to be elected to serve for a term of three years, until the 2004 annual meeting of shareholders. Unless the merger is completed before the next annual meeting, if elected, the nominees are expected to serve until their respective terms expire, except as the age and other retirement provisions of Wachovia's by-laws otherwise require, and until their successors are elected and qualified. The remaining members of the board of directors are expected to continue to serve until their respective terms expire.

   As a result of the retirement of Messrs. Smith and Prendergast and following the election of all of the nominees for director at the annual meeting, the board will consist of 15 directors. If the merger is completed prior to the next annual meeting of Wachovia shareholders, then, at the completion of the merger, 9 persons designated by Wachovia from its board of directors will become members of the combined company's board of directors. Immediately following completion of the merger, the combined company's board will consist of 18 members, 9 of whom are chosen by First Union and 9 of whom are chosen by Wachovia.

   It is not anticipated that any of the nominees will be unable or unwilling to serve, but if that should occur, the proxyholders named in the proxy intend to vote for such other individual or individuals for director as the board of directors may nominate or, if recommended by the board of directors, to reduce the number of directors to be elected at the annual meeting by the number of individuals unable or unwilling to serve (subject to the requirement of Wachovia's articles of incorporation that the number of directors in each of the three classes be as equal in number as possible). Proxies cannot be voted for a greater number of nominees than the number named in this joint proxy statement-prospectus.

   Set forth on the following pages for each nominee for election as a director of Wachovia, and for each director whose term will continue after the annual meeting, is a brief statement including the age, year of first election as a director of Wachovia, principal occupation and business experience during the past five years, and certain other directorships, all as of December 31, 2000, unless otherwise indicated.

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

                  WACHOVIA NOMINEES FOR ELECTION AS DIRECTORS

               Term Expiring 2004 Annual Meeting of Shareholders

[Photo]
                  JAMES S. BALLOUN, 62, has served since 1996 as Chairman, President and Chief Executive Officer of National Service Industries, Inc., which is engaged in multi-industry manufacturing and diversified services. Prior thereto, he was a director with McKinsey & Company, Inc., a management consulting firm. Mr. Balloun also serves as a director of Radiant Systems, Inc. and Georgia-Pacific Corporation. He was first elected a director of Wachovia in 1997 and was elected for his present term at the 1998 Annual Meeting of Shareholders.

                  Committee: Technology
--------------------------------------------------------------------------------
[Photo]
                  PETER C. BROWNING, 59, has served since September 2000 as Chairman and a director of Nucor Corporation, a steel products manufacturing company. Previously, he served as President and Chief Executive Officer of Sonoco Products Company from April 1998 until July 2000 and as its President and Chief Operating Officer from 1996 to 1998. He also serves as a director of Lowe's Companies, Inc., Phoenix Home Life Mutual Insurance Company, and, since January 2001, National Service Industries, Inc. Mr. Browning was first elected a director of Wachovia in 1997 and was elected for his present term at the 1998 Annual Meeting of Shareholders.

                  Committees: Corporate Governance and Nominating
                              Management Resources and Compensation
                              Executive
--------------------------------------------------------------------------------
[Photo]
                  W. HAYNE HIPP, 60, is Chairman, President, Chief Executive Officer and a director of The Liberty Corporation, a broadcast holding company. He also serves as a director of SCANA Corporation. Mr. Hipp has been a director of Wachovia since 1991 and was elected for his present term at the 1998 Annual Meeting of Shareholders.

                  Committees: Credit
                              Finance
--------------------------------------------------------------------------------
[Photo]
                  LLOYD U. NOLAND, III, 57, is Chairman, President, Chief Executive Officer and a director of Noland Company, a supplier of industrial products. He was first elected as a director of Wachovia in 1997 and was elected for his present term at the 1998 Annual Meeting of Shareholders.

                  Committee: Technology
--------------------------------------------------------------------------------
[Photo]
                  DONA DAVIS YOUNG, 46, has served since February 2000 as President of Phoenix Home Life Mutual Insurance Company, a mutual insurance company. Prior thereto, she served as Executive Vice President--Individual Insurance and General Counsel. Ms. Young also is a director of Phoenix Home Life Mutual Insurance Company, Sonoco Products Company, and, since January 2001, the Venator Group, Inc. She was first elected a director of Wachovia in October 2000.

                  Committees: Credit
                              Finance

--------------------------------------------------------------------------------

                    WACHOVIA DIRECTORS CONTINUING IN OFFICE

               Term Expiring 2002 Annual Meeting of Shareholders

[Photo]
                  LESLIE M. BAKER, JR., 58, has served as Chairman of the Board of Wachovia since April 1998, Chief Executive Officer of Wachovia since 1994, and President of Wachovia since January 2001 and from January 1994 to April 1999. Mr. Baker also is a director of National Service Industries, Inc. Mr. Baker was first elected a director of Wachovia in 1993 and was elected for his present term at the 1999 Annual Meeting of Shareholders.

                  Committee: Executive
--------------------------------------------------------------------------------
[Photo]
                  THOMAS K. HEARN, JR., 63, is President of Wake Forest University. He was first elected a director of Wachovia in 1990 and was elected for his present term at the 1999 Annual Meeting of Shareholders.

                  Committees: Credit
                              Finance
--------------------------------------------------------------------------------
[Photo]
                  ELIZABETH VALK LONG, 50, is Executive Vice President of Time Inc., an AOL Time Warner subsidiary, and a publisher and direct marketer of magazines, books, music and video products. Ms. Long also is a director of the J.M. Smucker Company. She was first elected a director of Wachovia in January 1999 and was elected to her present term at the 1999 Annual Meeting of Shareholders.

                  Committees: Audit
                              Compliance
--------------------------------------------------------------------------------
[Photo]
                  MORRIS W. OFFIT, 64, is Chairman and Chief Executive Officer of OFFITBANK, a New York State trust bank and a wholly owned subsidiary of Wachovia, and was Chairman of the Board and Chief Executive Officer of OFFITBANK Holdings, Inc. from January 1999 through August 1999. He was first elected as a director of Wachovia in October 1999 and was elected for his present term at the 2000 Annual Meeting of Shareholders.
--------------------------------------------------------------------------------
[Photo]
                  JOHN C. WHITAKER, JR., 63, is Chairman of the Board and
                  Chief Executive Officer of Inmar Enterprises, Inc., an information services and transaction processing company. He was first elected a director of Wachovia in 1996 and was elected for his present term at the 1999 Annual Meeting of Shareholders.

                  Committees: Corporate Governance and Nominating
                              Management Resources and Compensation
                              Executive

--------------------------------------------------------------------------------

                    WACHOVIA DIRECTORS CONTINUING IN OFFICE

               Term Expiring 2003 Annual Meeting of Shareholders

[Photo]
                  F. DUANE ACKERMAN, 58, has served as Chairman of the Board, President and Chief Executive Officer of BellSouth Corporation since December 1997. He was Vice Chairman of the Board, President and Chief Executive Officer from December 1996 to December 1997, and Vice Chairman of the Board and Chief Operating Officer from January 1995 to December 1996. He also serves as a director of Allstate Corporation. He was first elected a director of Wachovia at the 2000 Annual Meeting of Shareholders.

                  Committees: Audit
                              Compliance

--------------------------------------------------------------------------------
[Photo]
                  JOHN T. CASTEEN III, 57, is President of the University of Virginia. He was first elected as a director of Wachovia in 1997 and was elected for his present term at the 2000 Annual Meeting of Shareholders.

                  Committees: Audit
                              Compliance

--------------------------------------------------------------------------------
[Photo]
                  GEORGE W. HENDERSON, III, 52, is Chairman, Chief Executive Officer and a director of Burlington Industries, Inc., which manufactures textiles and home furnishings. He was elected Chairman in February 1998 and Chief Executive Officer in
                  1995. He also served as President from 1993 to 1998. Mr. Henderson also serves as a director of Jefferson Pilot Corporation. He was first elected a director of Wachovia in 1997 and was elected for his present term at the 2000 Annual Meeting of Shareholders.

                  Committees: Audit
                              Compliance

--------------------------------------------------------------------------------
[Photo]
                  ROBERT A. INGRAM, 58, has served as Chief Operating Officer and President, Pharmaceutical Operations, of GlaxoSmithKline plc, a pharmaceutical research and development company, since the merger of Glaxo Wellcome plc and SmithKline
                  Beecham plc in December 2000. Prior thereto, Mr. Ingram served as Chief Executive Officer of Glaxo Wellcome plc from 1997 to December 2000 and Executive Director from September 1996 to October 1997, and Chief Executive Officer of Glaxo Wellcome Inc. from 1994 to January 1999, Chairman from
                  October 1997 to January 2001, and President from 1994 to January 1999. Mr. Ingram serves as a director of Nortel Networks Corporation and TheraCom, Inc. He was first elected as a director of Wachovia in 1997 and was elected for his present term at the 2000 Annual Meeting of Shareholders.

                  Committees:
                              Corporate Governance and Nominating
                              Management Resources and Compensation
                              Executive

--------------------------------------------------------------------------------

[Photo]
                  GEORGE R. LEWIS, 59, has served since 1997 as President and Chief Executive Officer of Philip Morris Capital Corporation, which engages in various financing and investment activities. Prior thereto, he was Vice President and Treasurer of Philip Morris Companies Inc., the parent company of Philip Morris Capital Corporation, which engages in the manufacture and sale of various consumer products. He serves as a director of Ceridian Corporation and Kemper National Insurance Companies. Mr. Lewis was first elected as a director of Wachovia in 1997 and was elected for his present term at the 2000 Annual Meeting of Shareholders.

                  Committee: Technology
--------------------------------------------------------------------------------

Additional Information Concerning the Wachovia Board of Directors

 Meetings of Wachovia Board

   The board of directors of Wachovia held seven meetings during 2000. During 2000, each director, with the exception of Messrs. Hearn and Ingram, attended at least 75% of the aggregate of the total number of meetings of the board of directors and of all committees of the board on which such director served.


 Wachovia Compensation

   Nonemployee directors of Wachovia are paid a cash retainer of $12,500 per calendar quarter for their services as members of the board of directors and $1,000 per meeting for any special meetings beyond the four regularly scheduled quarterly meetings of the board and each committee. There are no additional payments for attendance at regularly scheduled board or committee meetings. Cash retainer and meeting fees may be deferred into the Wachovia Corporation Director Deferred Stock Unit Plan described below, known in this document as the Deferred Stock Unit Plan.

   Nonemployee directors of Wachovia are credited with a quarterly grant of $4,500 under the Deferred Stock Unit Plan. Amounts credited to or deferred into the Deferred Stock Unit Plan, which is administered by the Management Resources and Compensation Committee, are equal to such number of shares of common stock that could be purchased with the $4,500 grant and any deferred cash retainer fee on the quarterly award date at a price equal to the average of the closing price of Wachovia's common stock for the preceding ten trading days, known as the fair market value. Deferred Stock Unit Plan account balances are fully vested at all times and are payable in cash after a director's termination for any reason (or upon a change of control of Wachovia). The amount of cash payment will equal the fair market value per share of the common stock on the payment date times the number of deferred stock units redeemed from the director's account. Payment may be made in a lump sum or annual installments for up to 10 years after termination. Deferred stock unit balances under the Deferred Stock Unit Plan also are credited each quarter with dividend equivalent grants based on the number of units credited to each Director's account on each dividend record date.

   Wachovia's Stock Plan provides for the award of 1,000 shares of restricted stock to each nonemployee director who is newly elected or appointed to the board of directors and the award of 250 shares of restricted stock at each annual meeting to each nonemployee director who has been a Director for at least one year. The initial award of 1,000 shares is restricted for three years and vests on the third anniversary of the date of grant provided the director is still in service. The annual award of 250 shares vests one year after the date of grant provided the director is still in service. In addition, a director award not otherwise forfeited will vest upon the death, disability or retirement of the director or upon a change in control. Director awards not otherwise earned are forfeited upon the termination of the director from service on the board of directors.

   Directors who formerly served on the board of directors of Central Fidelity Banks, Inc. hold common stock equivalents as a result of retainer and meeting fees deferred under the Central Fidelity Compensation Plan for Non-Employee Directors, known as the Central Fidelity Directors Plan, which are equivalent in value to shares of Wachovia common stock. These equivalents are settled in stock according to the distribution election of the director.

 Committees of Wachovia's Board

   The Wachovia board of directors has the following standing committees:
Audit, Compliance, Corporate Governance and Nominating, Credit, Executive, Finance, Management Resources and Compensation, and Technology. The members of each committee as of December 31, 2000 are identified above under the heading "Wachovia Proposal 2. Election of Directors." Information concerning certain of these standing committees is set forth below.

   The Audit Committee consists entirely of directors who are considered independent under applicable sections of the NYSE's listing standards. The Audit Committee is responsible for assuring that there exist viable internal and independent auditing processes for Wachovia and its subsidiaries and affiliated companies. The committee recommends to the board of directors the appointment of the independent auditors. The committee communicates with internal auditors, independent auditors and regulatory examiners for the purpose of satisfying the committee that audit scopes and programs are comprehensive and adequate, that management takes appropriate and timely action on recommendations made by internal auditors, independent auditors and regulatory examiners, and that Wachovia personnel cooperate fully with internal auditors, independent auditors and regulatory examiners. In fulfilling its responsibilities, the committee reviews and considers written and oral reports of examinations by the regulatory authorities, management letters and other comments of independent auditors, reports of the internal auditors, and other audit-related information it considers appropriate. The Chairman of the Audit Committee regularly reports to the board of directors on the committee's findings, any recommendations made by the committee and action taken by management on such recommendations. During 2000, the Audit Committee met four times. The board of directors has adopted a written charter for the Audit Committee, a copy of which is attached as Appendix J to this joint proxy statement-prospectus. See also "Wachovia Audit Committee and Other Audit Matters" on page 160.

   The Management Resources and Compensation Committee, known as the Compensation Committee, has the responsibility for establishing and administering salary, incentive, benefit and stock plans, including setting the compensation of senior officers, reviewing and recommending assignment and succession of executive management, and at least annually reviewing the performance and compensation of the Chief Executive Officer and reporting its findings to the nonmanagement members of the board. The Compensation Committee, or a subcommittee thereof, also serves as the committee of outside directors for the purposes of the qualified performance-based compensation requirements for employer compensation deductions that are set forth in Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee met four times during 2000.

   The Corporate Governance and Nominating Committee has the responsibility to consider and recommend nominees for the board of directors of Wachovia, assess the performance of the board, evaluate issues of corporate governance and recommend the processes and practices through which the board conducts its business. If the merger occurs, the board of directors will nominate members of the combined company as described above in "The Merger Agreement--Board Composition of the Combined Company; Operations." Shareholders of the combined company must follow the First Union's procedures set forth below in "Shareholder Proposals for Next Year" to nominate directors for consideration at the combined company's 2002 annual meeting of shareholders. If the merger does not occur, Wachovia's shareholders must follow Wachovia's procedures set forth below in "Shareholder Proposals for Next Year" to nominate directors for consideration at Wachovia's 2002 Annual Meeting of Shareholders.

Security Ownership of Wachovia Directors and Executive Officers

   The following table sets forth, as of the record date, the number of shares of Wachovia common stock held by each director, nominee for director and executive officer named in the Summary Compensation Table, and by all directors and executive officers as a group. Unless otherwise noted, each individual has sole voting and investment authority with respect to the number of shares set forth opposite their names.

                          Amount and Nature of Beneficial       Percent of
          Name             Ownership of Common Stock (1)  Shares Outstanding (2)
          ----            ------------------------------- ----------------------
F. Duane Ackerman.......                 2,470                        *
Leslie M. Baker, Jr.
 (3)(5).................               491,520                        *
James S. Balloun........                 2,500                        *
Peter C. Browning.......                 1,700                        *
John T. Casteen III.....                 2,429                        *
Jean E. Davis (3).......                60,321                        *
Mickey W. Dry
 (3)(4)(5)..............               237,934                        *
Thomas K. Hearn, Jr.....                 3,398                        *
George W. Henderson, III
 (8)....................                 3,745                        *
W. Hayne Hipp...........                 7,950                        *
Robert A. Ingram........                 1,950                        *
George R. Lewis.........                 6,707                        *
Elizabeth Valk Long.....                 2,350                        *
Robert S. McCoy, Jr.
 (3)(5).................               153,907                        *
Lloyd U. Noland, III
 (6)....................                89,750                        *
Morris W. Offit (7).....               489,201                        *
G. Joseph Prendergast
 (3)(9).................               234,422                        *
Sherwood H. Smith, Jr.
 (10)...................                 9,550                        *
John C. Whitaker, Jr....                 5,814                        *
Dona Davis Young........                   412                        *
All Directors and Execu-
 tive Officers as a
 Group
 (26 persons) (5).......             2,269,640                     1.12%

--------
  * Less than 1%
 (1) Includes the following number of shares of common stock that may be acquired within 60 days of the record date through the exercise of stock options or stock appreciation rights that are settled in shares of common stock, or the vesting of restricted stock awards under one or more of Wachovia's stock plans: Mr. Baker, 359,686 shares; Ms. Davis, 54,900 shares; Mr. Dry, 130,331 shares; Mr. McCoy, 122,000 shares;
     Mr. Prendergast, 167,000 shares; and all directors and executive officers as a group, 1,229,211 shares.
 (2) Based on the number of shares outstanding at, or acquirable within 60 days of, the record date.
 (3) Includes shares held by Wachovia Bank, as Trustee under Wachovia's Retirement Savings and Profit-Sharing Plan, as follows: Mr. Baker,
     167.7923 shares; Ms. Davis, 3,703.3161 shares; Mr. Dry, 132.5105 shares;
     Mr. McCoy, 11,649.6644 shares; Mr. Prendergast, 171.9494 shares; and all executive officers as a group, 22,972.7310 shares.
 (4) Retired as of January 31, 2001.
 (5) Excludes shares owned by or for the benefit of family members of the following directors and executive officers, each of whom disclaims beneficial ownership of such shares: Mr. Baker, 15,888 shares; Mr. Dry, 3,000 shares; Stanhope Kelly, 300 shares; Mr. McCoy, 973 shares; John C. McLean, Jr., 6,850 shares; and Beverly B. Wells, 1,024 shares.
 (6) Includes 848 shares held in trusts of which Mr. Noland is a co-trustee. Excludes 2,970 units held by Wachovia Bank, as Trustee under the Central Fidelity Directors Plan, for Mr. Noland. The units are equivalent to shares of common stock and do not have voting rights. The units will be settled in stock according to Mr. Noland's election under the plan.
 (7) Includes 114,200 shares held by a family limited liability company of which Mr. Offit is a member. Excludes 99,200 shares held by a charitable remainder trust of which Mr. Offit's spouse is a co-trustee and of which Mr. Offit's adult children have a remainder interest.
 (8) Includes 810 shares held in a grantor trust.
 (9) Retired as of January 1, 2001.
(10) Retired as of April 27, 2001.

Section 16(a) Beneficial Ownership Reporting Compliance of Wachovia Directors and Officers

   Section 16(a) of the Exchange Act requires Wachovia's directors and designated executive officers, and any persons who own beneficially more than 10% of the outstanding shares of Wachovia common stock, to file with the SEC and the NYSE reports disclosing their initial ownership of Wachovia common stock, as well as subsequent reports disclosing changes in such ownership. To Wachovia's knowledge, based solely on a review of the copies of such reports furnished to Wachovia and written representations that no other reports were required during the fiscal year ended December 31, 2000, Wachovia's directors and designated executive officers timely complied with their respective Section 16(a) filing requirements except as noted below.

   During January 2000, Mr. Lewis acquired 282 shares of Wachovia's common stock through the conversion of phantom stock units previously granted under the Central Fidelity Directors Plan. The transaction was reported in a Form 4 filed with the SEC in February 2000, but after the deadline for the filing of such form. During April 1999, Mr. McCoy acquired 3,000 shares of Wachovia's common stock upon the exercise of an option. The transaction was reported in a Form 4 filed with the SEC in May 2000.

Wachovia Audit Committee and Other Audit Matters

 Report of the Audit Committee

   The Audit Committee oversees Wachovia's financial reporting process for the board of directors. Management has primary responsibility for Wachovia's financial statements and reporting process, including internal controls. In fulfilling its responsibilities, the Audit Committee reviewed the audited financial statements in the annual report with management and discussed the acceptability of the accounting principles used, the reasonableness of significant judgments, and the clarity of disclosures.

   The Audit Committee reviewed with the independent auditors, who are responsible for planning and carrying out a proper audit and reviews and expressing an opinion on the conformity of those audited financial statements with accounting principles that are generally accepted in the United States, their judgments as to the acceptability of Wachovia's accounting principles, and such other matters as are required to be discussed with the committee under Statement on Auditing Standards No. 61, as currently in effect. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence discussions with Audit Committees) as currently in effect, and considered the compatibility of nonaudit services with the auditors' independence and has discussed with the auditors the auditors' independence.

   The Audit Committee discussed with Wachovia's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of Wachovia's internal controls and the overall quality of Wachovia's financial reporting.

   In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors, and the board has approved, that the audited financial statements be included in Wachovia's annual Report on Form 10-K for the year ended December 31, 2000. The Audit Committee and the board also have recommended, subject to shareholder approval, the selection of Wachovia's independent auditors.

                       George W. Henderson, III, Chairman

    F. Duane Ackerman         John T. Casteen III        Elizabeth Valk Long

 Audit, Financial Information Systems Design and Implementation, and Other Fees Billed for 2000

   During 2000, Ernst & Young LLP served as Wachovia's independent auditors and provided additional services to Wachovia and its affiliates. The following table sets forth the Ernst & Young LLP fees for 2000 in connection with (1) the audit of Wachovia's annual financial statements and reviews of the various financial statements included in Wachovia's quarterly reports on Form 10-Q, known as Audit Fees on the chart below; (2) consulting services relating to the design and implementation of systems that aggregate data underlying, or generate information significant to, Wachovia's financial statements, known as Financial Information Systems Design and Implementation Fees on the chart below; and (3) all other services, including audit-related services, rendered by Ernst & Young LLP, known as All Other Fees.

                      Financial Information Systems
Audit Fees            Design and Implementation Fees                     All Other Fees
----------            ------------------------------                     --------------
$2,113,500                         $ 0                                     $1,100,124

Wachovia Compensation Committee Report On Executive Compensation

   Wachovia's senior management compensation program is administered by the Compensation Committee. The Compensation Committee is responsible for the establishment, approval and oversight of the total compensation and benefit policies, plans, programs and agreements for senior management and consists entirely of nonemployee directors who are not eligible to participate in any of the management compensation programs. During 2000, the following individuals served on the Compensation Committee: Peter C. Browning, John L. Clendenin, Robert A. Ingram, George R. Lewis and John C. Whitaker, Jr. None of these individuals is, or has been, an officer or employee of Wachovia. Messrs. Clendenin and Lewis served on the Compensation Committee until April 2000.

   The senior management compensation program consists of base salary, annual cash incentive and stock-based awards based on the performance of Wachovia and the responsibility, experience, skills and performance of participating individuals. This program utilizes competitive peer group information, targeted and maximum incentive pay levels and stock award guidelines, which are established and administered to reinforce the alignment of the interests of senior management employees with the interests of Wachovia's shareholders. The purposes of the program are to enable Wachovia to attract and retain talent needed for Wachovia to compete successfully in an intensely competitive environment, and to provide the participants with reasonable and competitive total compensation opportunities based on the sustained performance of Wachovia and the individual's contributions to that performance. The peer institutions used for comparison are 12 of the highest performing regional banking companies in the country, all of which are included in the KBW Index used in the stock performance graph on page 170.

   Federal law limits to $1,000,000 per year the tax deduction available to public companies for certain compensation paid to designated executive officers unless an exception for qualified compensation is available. Wachovia's compensation program, including the Senior Management Incentive Plan and the Stock Plan, is designed to enable Wachovia to be eligible for full deductibility of qualified performance-based compensation in excess of $1,000,000. Wachovia reserves the right to award compensation that does not comply with the $1,000,000 limitation exception if, based on the overall goals and objectives of Wachovia, it is determined to be in the best interest of Wachovia and its shareholders to do so.

   The Compensation Committee from time to time retains independent executive compensation and benefit consultants to assist the Compensation Committee in its establishment, assessment and evaluation of the appropriateness and competitiveness of the senior management compensation program. Based on consulting assistance provided in 2000, the Compensation Committee determined that base salaries, stock-based incentive awards, and retirement plans at Wachovia were reasonably competitive with those of its peers. The Compensation Committee also determined that Wachovia's annual cash incentive targets were in line with those of its peers.

   A description of each of the major elements of the senior management compensation program and its specific relationship to corporate performance, and a summary of the decisions and actions taken by the

Compensation Committee with regard to 2000 senior management compensation and the Chief Executive Officer's compensation, are set forth below.

 Base Salary

   Members of senior management receive base salaries determined by the responsibilities, skills and experience related to their respective positions. Other factors considered in base salary determination are individual performance, the success of each business unit in the individual's area of responsibility in achieving established profit and business plans, the competitiveness of the executive's total compensation and Wachovia's ability to pay an appropriate and competitive salary. Members of senior management are eligible for periodic increases in their base salary as a result of individual performance or significant increases in their duties and responsibilities. The amount and timing of an increase depends upon the individual's performance, position of salary relative to the competitive market, and the time interval and any added responsibilities since the last salary increase. The salary increases during 2000 for certain executives, including the named executives, were based on an evaluation by the Compensation Committee of the above-described factors. These salary increases are reflected in the Summary Compensation Table.

 Annual Cash Incentives

   The principal component of Wachovia's annual cash incentive program historically has been the Senior Management Incentive Plan. The Compensation Committee believes that the structure of the Plan ensures the competitiveness of the annual cash incentive award opportunities under the Plan. Wachovia continues to strive to align its total cash compensation levels with that of its peer institutions and to emphasize the use of compensation based on performance criteria, rather than general base salary increases.

   In January of each year as part of administering Wachovia's annual cash incentive program, the Compensation Committee establishes annual corporate performance benchmarks and potential award opportunity levels as a percentage of base salary based upon review of Wachovia's historical performance and annual business plan, and taking into account the historical performance of peer institutions. Bonus opportunities under the Plan are based upon corporate performance criteria, the individual performance of each participant and related business unit performances. Selected members of senior management, including the named executives, were approved as participants in the Plan and thus were eligible for awards in 2000. The annual corporate performance benchmarks for 2000 were established in terms of: (1) net income per diluted share (50% weight), (2) return on assets (25% weight) and (3) return on equity (25% weight). The composite corporate performance evaluation factor is determined by actual financial results for the year in relation to the established goals.

   The performance of each individual and the business unit for which an individual is assigned is determined by evaluating each individual's accomplishments compared with established annual business goals and key strategic objectives for the individual or unit, as applicable. Based on the Compensation Committee's policies, an individual assessment is made of the employee's contribution to the achievement of Wachovia's overall performance, goals and objectives. The resulting individual performance evaluation factor may reduce, but not increase, the employee's award based upon the composite corporate factor.

   In January 2001, the Compensation Committee reviewed the overall corporate performance for 2000 and determined there would not be award payments under the Senior Management Incentive Plan for 2000 to the Chief Executive Officer and other senior management employees, including the other named executives. The decision was based upon Wachovia achieving net income per diluted share of $4.58 (50% weight), a return of 1.34% on assets (25% weight) and a return of 15.89% on equity (25% weight), which were below performance goals established for 2000.

 Stock-Based Awards

   The principal component of Wachovia's stock-based awards program is the Wachovia Corporation Stock Plan. The purpose of the Stock Plan is to encourage and enable members of senior management to increase their stock ownership interests in Wachovia, thereby even further aligning their interests with the interests of other shareholders. Members of senior management are eligible to receive an annual benefit under the Plan in the form of incentive stock options, nonqualified stock options, stock appreciation rights, known as SARs, restricted stock and/or restricted units or other stock-related awards. Stock options, restricted stock and SARs have been granted under the Plan. The stock options and SARs typically vest over a five-year period. Vesting of restricted stock grants is subject to attaining certain specified performance goals and completion of the restriction period (generally five years). The number of shares and kinds of awards granted an individual are based upon a number of factors, including the level of responsibility, individual performance, Wachovia's performance, the value of the options and awards in relation to the individual's base salary and total compensation versus similar positions in the market, and the amounts and kinds of prior awards. No specific objective formula is used, however, to determine the amount of each specific award. The Compensation Committee has determined that stock option grants made in 2001 will normally vest over three years, and the restrictions will lapse on stock awards after four years. These changes were approved to make the terms of the equity awards more competitive with those of peer financial institutions. These vesting changes impact equity awards to all participants, including the named executives.

   In early 2000, the Compensation Committee made annual grants of stock options and restricted stock to the Chief Executive Officer and other members of senior management, including the named executives. The Compensation Committee also subsequently awarded stock options and restricted stock to certain members of senior management, including at least one of the named executives, in conjunction with the assignment of significant new duties. The Compensation Committee took into account the responsibility level and performance of each individual and the other factors described above. These stock awards granted to the named executives are included in the tables on the following pages.

 2000 Compensation for Wachovia's Chief Executive Officer

   The Chief Executive Officer's compensation is determined based on the same basic factors as described above for other members of senior management. At its January 2000 meeting, the Compensation Committee reviewed comprehensive reports prepared by two independent executive compensation and benefit consultants analyzing Mr. Baker's total compensation compared with that of his counterparts at peer financial services institutions. This competitive data was considered in conjunction with Wachovia's overall performance in 1999 in meeting the needs of shareholders, customers and employees, and the Compensation Committee established the base salary, incentive award opportunity and stock awards of the Chief Executive Officer for 2000 based on these factors, as well as the factors described above for other members of senior management. The Compensation Committee determined at its January 2001 meeting that no cash bonus award was payable to Mr. Baker under the Senior Management Incentive Plan for 2000 based upon Wachovia's performance (net income per diluted share, return on assets and return on equity) as described above in this report under the heading "Annual Cash Incentives."

                          Peter C. Browning, Chairman

    Robert A. Ingram            George R. Lewis         John C. Whitaker, Jr.

Wachovia Compensation

   The following table sets forth, for the years ended December 31, 2000, 1999, and 1998, information regarding compensation paid to Wachovia's Chief Executive Officer and the four other most highly compensated executive officers of Wachovia, known as the named executives.

                           Summary Compensation Table

                                       Annual Compensation          Long-Term Compensation Awards
                               ------------------------------------ -----------------------------
                                                       Other Annual  Restricted      Securities     All Other
   Name and Principal                                  Compensation     Stock        Underlying    Compensation
        Position          Year Salary ($) Bonus ($)(2)    ($)(3)    Awards ($)(4) Options/SARs (#)   ($) (5)
   ------------------     ---- ---------- ------------ ------------ ------------- ---------------- ------------
Leslie M. Baker, Jr. ...  2000  990,000            0      54,817      2,240,000      175,000/0       238,520
  Chairman and            1999  941,667    1,471,400      52,467      2,145,313      125,000/0        56,500
  Chief Executive         1998  839,167      891,600      49,697      1,875,000      125,000/0        50,350
  Officer (1)

G. Joseph Prendergast...  2000  650,000            0      32,721      1,660,000      100,000/0       116,189
  President and           1999  616,667      770,800     220,266      2,179,063      100,000/0        37,000
  Chief Operating         1998  540,000      573,800      30,138      1,125,000       50,000/0        32,400
  Officer (1)

Robert S. McCoy, Jr. ...  2000  630,000            0      35,525      1,600,000       60,000/0       122,093
  Vice Chairman and       1999  575,000      718,800      32,715      1,733,125       60,000/0        34,500
  Chief Financial         1998  514,167      546,300      31,475      1,125,000       50,000/0        30,850
  Officer

Mickey W. Dry...........  2000  408,333            0      38,278      1,280,000       30,000/0       130,310
  Senior Executive        1999  366,667      485,300      39,829      1,287,188       30,000/0        22,000
  Vice President and      1998  325,000      259,000      29,809        900,000       30,000/0        19,500
  Chief Credit Officer

Jean E. Davis...........  2000  374,167            0      20,378      1,417,875       90,000/0        24,449
  Senior Executive        1999  298,333      372,900      30,015      1,195,938       45,000/0        17,900
  Vice President          1998  193,750      125,900      90,779        600,000       20,000/0        11,625

--------
(1) Effective as of January 1, 2001, Mr. Baker became President, as well as Chairman of the Board and Chief Executive Officer, of Wachovia and Mr. Prendergast resigned as President and Chief Operating Officer.
(2) Includes amounts payable under Wachovia's Senior Management Incentive Plan and, for 1998, a supplemental bonus.
(3) All amounts disclosed are attributable to supplemental life and disability insurance, tax return preparation and financial planning services, company-sponsored social clubs, company-provided automobiles and automobile and cost-of-living allowances. Includes, as to Mr. Prendergast for 1999, $167,992 to cover certain relocation expenses incurred with his move to Winston-Salem and $22,320 for a portion of the taxes owed on such amounts.
(4) Represents the value of restricted stock units awarded under Wachovia's Stock Plan as of the date of the grant, without deduction for units that may be surrendered at the time of distribution of the award to pay applicable payroll taxes on the award. During 2000, Messrs. Baker, Prendergast, McCoy and Dry, and Ms. Davis were awarded 35,000, 25,000, 25,000, 20,000 and 25,000 restricted stock units, respectively. All restricted stock unit awards outstanding as of December 31, 2000 have a five-year restriction period. Aggregate outstanding restricted stock unit awards and their value at December 31, 2000 were: for Mr. Baker, 125,324 shares valued at $7,284,457; for Mr. Prendergast, 100,000 shares valued at $5,812,500; for Mr. McCoy, 95,000 shares valued at $5,521,875; for Mr. Dry, 71,000 shares valued at $4,126,875; and for Ms. Davis, 49,500 shares valued at $2,877,187. No dividends are paid on restricted stock awards during the restriction period.

(5) Represents matching contributions with respect to Wachovia's Retirement Savings and Profit-Sharing Plan and related equalization plan and, beginning in 2000, the present value of the benefits of the net premiums paid under Wachovia's Split Dollar Life Insurance Plan. During 2000, the amounts allocated under the Retirement Savings and Profit-Sharing Plan and related equalization plan to Messrs. Baker, Prendergast, McCoy and Dry, and Ms. Davis were $53,460, $35,100, $34,020, $22,050 and $20,205, respectively; and the value of the benefits under the Split Dollar Life Insurance Plan for Messrs. Baker, Prendergast, McCoy and Dry, and Ms. Davis was $185,060, $81,089, $88,073, $108,260 and $4,244, respectively.

Wachovia Options And Stock Appreciation Rights

   The following table sets forth information as to the grant of stock options during 2000 to the named executives. No SARs were granted during 2000.

                   Wachovia Option Grants in Last Fiscal Year

                                                                                       Potential Realizable
                                                                                         Value at Assumed
                                                      Individual Grants                  Annual Rates of
                           Number of    ----------------------------------------------     Stock Price
                           Securities   Percent of Total                                 Appreciation for
                           Underlying   Options Granted   Exercise or                    Option Term (3)
                            Options     to Employees in   Base Price                   --------------------
          Name           Granted (#)(1)   Fiscal Year    ($/Share) (2) Expiration Date  5% ($)    10% ($)
          ----           -------------- ---------------- ------------- --------------- --------- ----------
Leslie M. Baker, Jr.....    175,000           3.90%           64.00        1/28/10     7,043,620 17,849,916
G. Joseph Prendergast...    100,000           2.23            64.00        1/28/10     4,024,926 10,199,952
Robert S. McCoy, Jr.....     60,000           1.34            64.00        1/28/10     2,414,955  6,119,971
Mickey W. Dry...........     30,000            .67            64.00        1/28/10     1,207,478  3,059,986
Jean E. Davis...........     50,000           1.11            64.00        1/28/10     2,012,463  5,099,976
Jean E. Davis...........     40,000            .89          51.1875       10/27/10     1,267,662  3,263,188

--------
(1) All stock options become exercisable over a five-year period in 20% annual increments.
(2) The exercise price equals the market price of Wachovia common stock on the date of the grant.
(3) The potential gains are based on the assumed annual rates of stock price appreciation of 5% and 10% over the term of each option. Any actual gains are dependent on the future performance of Wachovia's common stock and general market conditions. There is no assurance that the assumed rates of stock price appreciation will be achieved. Increases in the stock price will benefit all shareholders commensurately.

   The following table sets forth information with respect to the named executives concerning the exercise of options during 2000 and unexercised options and SARs held at year-end. No SARs were exercised during 2000 and, except for 125,000 SARs held by Mr. Baker, no SARs were outstanding at year-end.

  Wachovia Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End
                               Option/SAR Values

                                                      Number of Securities
                                                     Underlying Unexercised   Value of Unexercised In-
                           Shares                    Options/SARs at Fiscal   the-Money Options/SARs At
                         Acquired on                      Year-End (#)         Fiscal Year-End ($) (2)
                          Exercise   Value Realized ------------------------- -------------------------
          Name               (#)        ($) (1)     Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------------- ----------- ------------- ----------- -------------
Leslie M. Baker, Jr.....    5,840       125,218       318,324      430,000     2,876,525     457,500
G. Joseph Prendergast...      --            --        106,000      227,000       997,000      83,375
Robert S. McCoy, Jr.....      --            --         78,000      154,000       536,750      68,000
Mickey W. Dry...........    3,000        87,937        62,500      141,400       188,925     288,575
Jean E. Davis...........      600        14,962        29,900      141,400       188,925     288,575

--------
(1) Based on the difference between the closing price on the date of exercise and the option exercise price.
(2) Based on the difference between the closing price on December 31, 2000, and the option exercise price.

Other Wachovia Executive Compensation Plans And Arrangements

 Wachovia Pension Plan

   The following table shows the estimated annual benefits payable at retirement to a participant in the Retirement Income Plan, Wachovia's qualified defined benefit plan.

                                      Estimated Annual Retirement Benefits for
  Average Base Salary During              Years of Credited Service (1)(2)
Highest Five Consecutive Years  -----------------------------------------------------
      Before Retirement            10       15       20       25       30       35
------------------------------  -------- -------- -------- -------- -------- --------
          $   50,000            $  4,986 $  7,479 $  9,972 $ 12,465 $ 14,958 $ 17,451
             100,000               9,972   14,958   19,944   24,930   29,916   34,902
             500,000              49,860   74,790   99,720  124,650  149,580  174,510
           1,000,000              99,720  149,580  199,440  249,300  299,160  349,020
           1,200,000             119,664  179,496  239,328  299,160  358,992  418,824
           1,500,000             149,580  224,370  299,160  373,950  448,740  523,530
           2,000,000             199,440  229,160  398,880  498,600  598,320  698,040

--------
(1) Under the terms of the Retirement Income Plan, annual retirement income benefits are not reduced or offset by Social Security benefits. Estimated annual retirement benefits shown above are based on a joint and 100% survivor form of retirement income. The precise amount of the benefit depends upon the age of a participant and the age of his or her surviving spouse. Benefits vary under certain predecessor plans and plans maintained by companies that merged into Wachovia.
(2) Some of the amounts shown exceed the limits imposed by federal law for qualified pension plans and are payable only to participants in the other retirement arrangements described below.

   Employees of Wachovia and its subsidiaries who have completed one year of service are eligible to participate in the Retirement Income Plan. Upon retirement at age 65, a participant receives (subject to certain limitations) an annual benefit which equals 1.2% of the average of the highest five consecutive years of base compensation preceding termination or retirement (average compensation), multiplied by years of service after December 31, 1989. Employees of Wachovia prior to January 1, 1989, and employees of companies that have merged into or have been acquired by Wachovia, may have accrued benefits under certain predecessor defined benefit plans. Benefits vary under these plans from the terms of the Retirement Income Plan.

   Federal law places certain limitations on the amount of benefits payable under qualified pension plans. The annual benefit paid to a participant at Social Security retirement age cannot exceed $135,000 for 2000 and $140,000 for 2001 (adjusted in increments of $5,000 for inflation). In addition, the annual amount of covered compensation under the plan is limited to $170,000 for 2000 and for 2001 (adjusted in increments of $10,000 for inflation). The 2000 base salary for each of the named executives is set forth in the Summary Compensation Table. For such individuals, full years of credited service are as follows: Mr. Baker, 30 years; Ms. Davis, 15 years; Mr. Dry, 36 years; Mr. McCoy, 16 years; and Mr. Prendergast, 26 years.

 Wachovia Supplemental Retirement Arrangements

   Wachovia has entered into nonqualified, unfunded retirement agreements with a number of senior officers of Wachovia. These arrangements are intended to restore the benefits lost because of statutory limits imposed by federal law and to supplement the retirement payments received by participating executives under the Retirement Income Plan. Except for the level of benefits provided under the various agreements and the ages at which an executive is eligible to retire, the agreements are substantially similar.

   Under the terms of the supplemental retirement arrangements with the named executives, each executive will retire at a specified age, or, with the consent of the Compensation Committee, as early as age 55 on a reduced benefit basis for each year prior to the retirement date specified in the agreement, provided the executive has completed 10 years of service. Upon retirement, the executive will be entitled to receive a supplemental benefit. The monthly amount of the supplemental benefit is equal to one-twelfth of the product of 2.5% of the named executive's final average compensation times the number of years of creditable service under the Retirement Income Plan (up to a maximum of 62.5%), reduced by the amount of monthly payments under the Retirement Income Plan and any other pension plan. "Final average compensation" means the average of the executive's annual compensation for the three full years within the final five years of employment which produce the highest average. Annual compensation for this purpose includes total cash remuneration from Wachovia, including base salary, incentive compensation to the extent approved by the Compensation Committee, salary reduction amounts under qualified and unqualified plans or arrangements, and deferrals under deferred compensation plans and agreements. The supplemental benefit generally is paid in the form of a single life annuity for the executive's life, although payments may be made in a lump sum in certain circumstances. The agreements also provide for the payment of reduced supplemental benefits in the event of the executive's death or disability.

   A named executive will forfeit any rights under the supplemental retirement arrangement if he fails to retire at his normal retirement date (unless the named executive and Wachovia agree to extend the named executive's employment beyond his normal retirement date), terminates employment prior to his retirement date without Compensation Committee consent, or is terminated for cause. In addition, the right to payment of supplemental benefits will terminate if the executive violates certain noncompetition, confidentiality and similar restrictions. The agreements with the named executives also provide that, in the event of a change of control of Wachovia, the executive's rights to benefits under the agreement will be fully vested, without regard to his termination for any reason (other than cause). Further, if the executive is voluntarily or involuntarily terminated during the three-year period following a change of control, his supplemental benefit will be deferred until the end of the compensation period under any applicable employment agreement with Wachovia (or, if later, until the date the named executive attains age 55) and adjusted to reflect any continuation benefits under his employment agreement.

   The following table sets forth estimated total annual benefits which would become payable to the named executives, with the exception of Mr. McCoy, under the formula in their respective retirement agreements (which amounts will be reduced by the benefits paid under the Retirement Income Plan) based upon final average compensation and years of credited service.

                                            Estimated Annual Retirement Benefits
   Average Compensation During Highest          for Years of Credited Service
Three Years in the Last Five Years Before  ---------------------------------------
               Retirement                     10       15        20         25
-----------------------------------------  -------- -------- ---------- ----------
               $  100,000                  $ 25,000 $ 37,500 $   50,000 $   62,500
                  300,000                    75,000  112,500    150,000    187,500
                  500,000                   125,000  187,500    250,000    312,500
                  700,000                   175,000  262,500    350,000    437,500
                  900,000                   225,000  337,500    450,000    562,500
                1,000,000                   250,000  375,000    500,000    625,000
                1,100,000                   275,000  412,500    550,000    687,500
                1,200,000                   300,000  450,000    600,000    750,000
                1,500,000                   375,000  562,500    750,000    937,500
                2,000,000                   500,000  750,000  1,000,000  1,250,000

   Mr. McCoy's retirement agreement is slightly different than those of the other named executives in that his formula increases by 1% per year of service from a percentage of 55% should he retire with 10 years of service up to a maximum of 60% at 15 years of service. All other material features of his retirement agreement are substantially similar to those of the other participants.

 Wachovia Retirement Savings and Profit-Sharing Plan

   Wachovia has a voluntary qualified defined contribution plan titled the Retirement Savings and Profit-Sharing Plan. The plan provides that eligible employees can contribute to the plan from 1% to 15% of their compensation. The plan provides that Wachovia will match 100% of each participant's contributions up to the first 3% of the participant's contributed compensation plus 50% of the next 3% of the participant's contributed compensation. The plan also provides for (1) additional contributions by Wachovia of up to 1.5% of the participant's contributed compensation if Wachovia meets certain earnings performance criteria established annually at the beginning of each year, and (2) special discretionary contributions by Wachovia of up to an additional 4% if the committee administering the plan considered Wachovia's annual performance to be truly outstanding.

   Federal law limits the maximum annual compensation from which an employee may elect to make contributions under qualified plans such as the plan to $170,000 for 2000 and 2001 (adjusted in increments of $10,000 for inflation). Participants may elect to make all or part of their contributions under these plans on a before-tax basis provided such before-tax contributions do not exceed $10,500 in 2000 and 2001 (adjusted in increments of $500 for inflation). Employee contributions are subject to certain regulatory restrictions, which may limit further the maximum contribution of certain more highly compensated participants (including the named executives). During 2000, Wachovia maintained a nonqualified equalization plan designed to protect selected key employees (including the named executives) of Wachovia or its subsidiaries from loss of benefits under the Retirement Savings and Profit-Sharing Plan resulting from the application of limitations on contributions to qualified plans contained in the Internal Revenue Code. If contributions under the plan were not allocated to the key employee due to those limitations on contributions, the equalization plan provided for Wachovia to credit to a nonqualified account for the employee the amount of such contribution not so allocated. Amounts credited to each participant's nonqualified account in 2000 were credited monthly with an interest equivalent based on the Long-Term Applicable Federal Rate and are payable to the participants in the equalization plan upon termination of employment. The amounts contributed by Wachovia to the Retirement Savings and Profit-Sharing Plan and the equalization plan for the benefit of the named executives are included in the column "All Other Compensation" in the Summary Compensation Table.

 Wachovia Employment Agreements

   Wachovia has entered into employment agreements with certain senior officers of Wachovia, including the named executives. The terms of Mr. Baker's employment agreement and the employment agreements of the other named executives are substantially similar, other than the special retention award granted to Mr. Baker, which is discussed below. Each employment agreement has a three-year term, subject to extension until the executive reaches the specified retirement age.

   Under the terms of the employment agreements, during the term of the agreement, the named executive will receive an annual base salary at least equal to his current base salary and be eligible for periodic increases in base salary. Each agreement provides that the named executive is entitled to certain "continuation benefits" if he is involuntarily terminated during the term of the agreement (that is, he is terminated by Wachovia other than for cause or he voluntarily terminates employment as a result of a reduction in salary, retirement agreement benefits, or duties and responsibilities). The executive forfeits the right to continuation benefits if he is terminated for cause or if he breaches certain consulting, confidentiality or noncompetition restrictions following termination.

   If the named executive is involuntarily terminated, the executive will be entitled, for the period ending on the earlier of the third anniversary of the termination or the named executive's normal retirement date, as defined in his retirement agreement (or, for Mr. Baker, a period of three years following termination), known as the compensation period, to receive monthly cash compensation equal to one-twelfth of the sum of (1) the highest annual base salary rate in effect during the 12-month period before termination, plus (2) annual incentive compensation equal to the highest annual average based on any three-year period during the final five years of employment (provided the Compensation Committee approves such bonus amounts), plus (3) the total amount of Wachovia contributions under the Retirement Savings and Profit-Sharing Plan and any executive deferred compensation plans or arrangements in which he participated (based on the highest annual average during any three-year period among the final five years of employment).

   In addition, in the event of his involuntary termination, the named executive will be entitled during the compensation period to (1) continue vesting with respect to stock options, restricted stock awards or other stock-based awards granted under Wachovia's Stock Plan and other stock-based plans, and (2) receive employee benefits and supplemental and equalization benefits to which he was entitled prior to termination (or substantially equivalent benefits). The employment agreements also provide that, if the named executive terminates employment for any reason or is involuntarily terminated (other than for cause) within the three-year period following a change of control, then (1) he is entitled to the continuation benefits described above for the three-year period beginning on the date of his termination; (2) he will receive "gross-up payments" equal to the amount of excise taxes, income taxes, interest and penalties if such payments are deemed excess parachute payments for federal income tax purposes; and (3) with respect to Mr. Baker, his retention restricted stock award, discussed below, will become fully vested and exercisable.

   In connection with the merger, certain executive officers of Wachovia will not have similar positions in the combined company and will be entitled to terminate their employment. See "The Merger Agreement--Interests of Certain Persons in the Merger" above for a description of these termination rights.

   In addition to the other benefits described above, Mr. Baker's employment agreement also provides for the grant of a restricted stock award for 60,000 shares of Wachovia common stock at age 60, which will vest in 50% increments at age 61 and 62 (or if a change in control occurs before he reaches age 60, the shares will be transferrred and vested immediately). The retention component of Mr. Baker's employment agreement also provides that all stock options, restricted stock awards and other amounts granted under Wachovia's Stock Plan (or similar plans) will become fully vested and exercisable once Mr. Baker attains age 60.

   As discussed in connection with the merger proposal, Mr. Baker entered into a new employment agreement with First Union that will become effective if the merger is completed. See "The Merger Agreement--Interests of Certain Persons in the Merger" above for a description of Mr. Baker's new employment agreement. If the First Union-Wachovia merger does not occur, Mr. Baker's existing employment agreement with Wachovia will remain in effect.

Certain Transactions Involving Wachovia Directors And Executive Officers

   Directors, nominees and executive officers, members of their immediate families, and business organizations and individuals associated with them have been customers of, and have had normal transactions with, Wachovia and its affiliates. All such transactions were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and did not involve more than the normal risk of collectibility or present other unfavorable features. In addition, Wachovia and its affiliates have engaged in other transactions with such persons, all of which were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

   W. Hayne Hipp is Chairman, President, Chief Executive Officer and a director of The Liberty Corporation. Until the sale of Liberty Life Insurance Company in November 2000 to an unaffiliated company, The Liberty Corporation was the parent of Liberty Life. The Hipp family has significant share holdings in The Liberty Corporation. Wachovia places with Liberty Life certain credit life insurance purchased by installment loan customers of its affiliates. The net premium benefit on this credit life insurance retained by Liberty Life in 2000 was approximately $1,913. Employee-owned universal life insurance policies for certain Wachovia employees also are written by Liberty Life. During 2000, Wachovia paid approximately $28,700 in premiums for this plan coverage, including approximately $16,900 in employee payments toward universal life insurance plan coverage. Corporate-owned life insurance policies associated with certain employee benefit obligations are written by Liberty Life. During 2000, premiums for this coverage were approximately $1,267,700.

Wachovia Stock Performance

   The graph below presents the cumulative total return, assuming the reinvestment of dividends, for the period from December 31, 1995 through December 31, 2000, from an investment of $100 in each of Wachovia common stock, the Standard & Poor's 500 Stock Index and the Keefe, Bruyette & Woods 50 Total Return Index, or the KBW 50. The KBW 50 is a published industry index providing a market capitalization weighted measure of the total return of 50 U.S. banking companies, including all money center and most major regional banks.

[GRAPH]

                                                                    Five-year
                Base                                                compound
               period                                                annual
                1995      1996     1997     1998    1999     2000   growth rate
               ----------------------------------------------------------------
Wachovia       $100     $127.61   $188.08  $207.21 $165.56  $147.02      8.0%
KBW 50          100      141.46    206.80   223.91  216.14   259.50     21.0
S&P 500         100      122.96    163.98   210.85  255.21   231.98     18.3

Wachovia Proposal 3. Appointment Of Independent Auditors

   Ernst & Young LLP has been appointed independent auditors for Wachovia for 2001, subject to ratification of that appointment by the shareholders. Ernst & Young LLP has acted as the independent auditors for Wachovia and its predecessors since 1969. Wachovia has been advised by Ernst & Young LLP that, to the best of its knowledge, no member of the firm has any direct or material indirect financial interest in Wachovia or any of its subsidiaries, nor has any such member had any connection during the past three years with Wachovia or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

   Representatives of Ernst & Young LLP will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so. Representatives also will be available to respond to appropriate questions.

   The Wachovia board of directors recommends a vote "FOR" ratification of the appointment of Ernst & Young LLP as independent auditors of Wachovia for 2001.

        LITIGATION RELATING TO THE PROPOSED WACHOVIA/FIRST UNION MERGER

   First Union/Wachovia Litigation against SunTrust. On May 22, 2001, First Union and First Union National Bank filed a lawsuit against SunTrust captioned First Union Corporation and First Union National Bank v. SunTrust Banks, Inc., File No. 01-CVS 10075, in North Carolina Superior Court, County of Mecklenburg. The complaint asserts claims by First Union for unfair trade practices, and tortious interference with prospective economic advantage and asserts a claim by both First Union and First Union National Bank for a declaratory judgment that the stock option agreements are valid and fully enforceable. The complaint seeks temporary, preliminary and permanent injunctive relief and declaratory relief. On May 23, a First Amended Complaint was filed that added Wachovia as a plaintiff on the declaratory judgment claim, and Wachovia asserted a separate claim against SunTrust for breach of a confidentiality agreement. On May 24, the North Carolina Superior Court entered a temporary restraining order enjoining SunTrust from prosecuting or taking any steps to prosecute the lawsuit it had filed against Wachovia, 10 Wachovia directors and First Union in Georgia Superior Court, Fulton County, which is discussed below. On May 25, SunTrust effected removal of the action to the United States District Court for the Western District of North Carolina and filed a motion to dissolve the temporary restraining order. Also on May 25, First Union, First Union National Bank and Wachovia filed a motion to remand the action back to the North Carolina Superior Court and a motion for a preliminary injunction or to continue the temporary restraining order already in effect. On May 30, the United States District Court for the Western District of North Carolina remanded the action back to the North Carolina Superior Court, County of Mecklenburg, and a written order followed on May 31. On June 1, Wachovia, First Union and SunTrust entered into an agreement that all litigation brought by them (other than claims over which the federal courts have exclusive jurisdiction) would be moved to the North Carolina Business Court, and that SunTrust would drop its Georgia state court action. On June 6, SunTrust filed its answer and filed counterclaims against Wachovia, certain Wachovia directors and First Union alleging that the Wachovia directors, aided and abetted by First Union, breached their fiduciary duties by approving the merger agreement and the amended stock option agreements, that those agreements are unreasonable restraints of trade in violation of Georgia law, and seeking a declaration that Wachovia must allow Wachovia shareholders to vote on SunTrust's proposed by-law amendment at the August 3 Wachovia shareholder meeting. SunTrust's counterclaims seek declaratory and injunctive relief. On June 11, First Union, Wachovia and the Wachovia directors moved to dismiss the counterclaims. On June 18, the court dismissed SunTrust's claim for unreasonable restraint of trade under Georgia law, but allowed SunTrust to proceed with its remaining claims. On June 19, the court scheduled a hearing on SunTrust's motion for a preliminary injunction for July 17.

   SunTrust Federal Court Litigation. On May 22, 2001, SunTrust filed a lawsuit against First Union and Wachovia captioned SunTrust Banks, Inc., v. Wachovia, et al., Civil Action No. 1:01-CV-1309, in the United States District Court for the Northern District of Georgia. The complaint asserts claims that the preliminary joint proxy statement of First Union and Wachovia contains materially false and misleading statements in violation of the federal securities laws. The complaint seeks preliminary and permanent injunctive relief and costs. On May 23, First Union filed an answer to the complaint, denying any liability and asserting affirmative defenses. Also on May 23, SunTrust filed a putative amended complaint asserting the same claims as in the original complaint, and adding a claim that Wachovia has not complied with federal rules concerning the record date for a shareholder meeting. The putative amended complaint seeks substantially similar relief as the original complaint. On May 23, SunTrust also filed a motion for expedited discovery and requested that the court set a date for a preliminary injunction hearing. On June 11 and 12, First Union and Wachovia, respectively, filed their answers to the amended complaint and filed counterclaims against SunTrust asserting that its preliminary proxy statement contained false and misleading statements in violation of the federal securities laws. The counterclaims seek preliminary and permanent injunctive relief. Also on June 11, First Union and Wachovia opposed SunTrust's motion for expedited discovery and for a preliminary injunction. On June 15, the court scheduled a hearing on SunTrust's motion for expedited discovery for July 6. Also, on June 15, First Union filed a motion to dismiss SunTrust's claims as moot. The filing of that motion automatically stays discovery under federal law.

   First Union and Wachovia believe that SunTrust's complaint is without merit and intend to defend it vigorously.

   SunTrust State Court Litigation. On May 23, 2001, SunTrust filed a complaint against First Union, Wachovia and 10 of Wachovia's directors captioned SunTrust
v. Baker, et al., Civil Action No. 2001CV38256, in the Georgia Superior Court, Fulton County. The complaint asserts claims for breach of fiduciary duty and breach of the duty of loyalty and candor against the Wachovia directors, and aiding and abetting the breaches of those duties by First Union. The complaint also asserts a claim for restraint of trade under Georgia Code section 13-8-2 and the Georgia Constitution. The complaint seeks declaratory and preliminary and permanent injunctive relief, and costs and attorneys' fees. On May 23, SunTrust filed a motion to consolidate the case with Wyatt, et al. v. Baker, et al., a putative shareholder class action discussed below. The motion was granted on May 23. On May 24, SunTrust filed a motion to expedite discovery and to schedule a preliminary injunction hearing. By order dated May 24, the court scheduled a hearing for May 31 to hear SunTrust's motion. Later on May 24, the North Carolina Superior Court in First Union, et al. v. SunTrust entered a temporary restraining order enjoining SunTrust from prosecuting or taking any steps to prosecute this action. The Georgia state court subsequently adjourned the hearing scheduled for May 31.

   As mentioned above, on June 4, SunTrust dropped this case and brought these claims in the North Carolina Business Court on June 6.

   Wachovia Shareholder Litigation. On or about April 20, 2001, an individual stockholder of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia, Leslie
M. Baker, Jr. and Morris W. Offitt captioned Krim v. Wachovia, et al., No. 1:01CV00417, in the United States District Court for the Middle District of North Carolina. The complaint alleges that the defendants breached their fiduciary duties by agreeing to the merger. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees. On or about April 30, 2001, an amended complaint was filed against the same defendants asserting similar claims and seeking similar relief. On or about May 4, 2001, the plaintiff moved for expedited discovery, which Wachovia has opposed. On June 4, the defendants moved to dismiss or stay the action. Also on June 4, plaintiff filed a motion for class certification.

   On May 1, 2001, an individual stockholder of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia and the Wachovia directors captioned Bennett
v. Baker, et al., in North Carolina Superior Court, Forsyth County. The complaint alleges that the Wachovia directors breached their fiduciary duties by entering into the merger agreement with First Union. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees, which defendants have opposed. On or about May 24, 2001, plaintiff filed a motion for class certification. On May 25, 2001, Wachovia, its directors and First Union filed a motion to transfer this action to the North Carolina Business Court.

   On or about May 1, 2001, an individual stockholder of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia and the Wachovia directors captioned Leser v. Wachovia, et al., File No. 01WS6743, in North Carolina Superior Court, Guilford County. The complaint alleges that the Wachovia directors breached their fiduciary duties by entering into the merger agreement with First Union and by failing to consider other alternatives. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees. On May 29, the action was transferred to the North Carolina Superior Court, Forsyth County. On June 8, plaintiff filed a motion for class certification. On June 13, defendants filed a motion to transfer this action to the North Carolina Business Court.

   On May 14, 2001, an individual stockholder of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia and the Wachovia directors, captioned Heaney
v. Wachovia, et al., File No. 01CVS4748, in North Carolina Superior Court, Forsyth County. The complaint alleges that the Wachovia directors breached their fiduciary duties by entering into the merger agreement with First Union and by failing to consider other alternatives. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees. On May 25, 2001, Wachovia, its directors and First Union filed a motion to transfer this action to the North Carolina Business Court. That motion was granted. On June 4, an amended complaint was filed, and on June 5, plaintiff filed a motion for a preliminary injunction.

   On May 16, 2001, two individual stockholders of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia, the Wachovia directors and First Union captioned Wyatt, et al. v. Baker, et al., Case No. 2001CV38062, in Georgia Superior Court, Fulton County. The complaint alleges that the Wachovia directors, aided and abetted by First Union, breached their fiduciary duties by entering into the merger agreement with First Union and by failing to consider other alternatives. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees. On May 25, 2001, plaintiffs filed a motion for expedited discovery and requested that they be permitted to participate in the May 31 hearing on SunTrust's motion for expedited discovery and to set a hearing in SunTrust's Georgia state court action. Plaintiffs have withdrawn their motion for expedited discovery.

   On May 17, 2001, an individual stockholder of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia, the Wachovia directors, and First Union, captioned Wachsman v. Wachovia, et al., File No. 01CVS4810, in North Carolina Superior Court, Forsyth County. The complaint alleges that the Wachovia directors breached their fiduciary duties by refusing to negotiate with SunTrust. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees. On May 25, 2001, Wachovia, its directors and First Union filed a motion to transfer this action to the North Carolina Business Court. That motion was granted.

   On May 22, 2001, an individual stockholder of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia and the Wachovia directors, captioned Rosenberg v. Wachovia, et al., File No. 01CVS4868, in North Carolina Superior Court, Forsyth County. The complaint alleges that the Wachovia directors breached their fiduciary duties by entering into the merger agreement with First Union and by failing to consider other alternatives. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees. Upon defendants' motion, the action was transferred to the North Carolina Business Court. On June 4, an amended complaint was filed, and on June 5, plaintiff filed a motion for a preliminary injunction.

   On May 23, 2001, an individual stockholder of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia, the Wachovia directors and First Union captioned Drucker v. Wachovia, et al., Case No. 2001CV38351, in Georgia Superior Court, Fulton County. The complaint alleges that the Wachovia directors, aided and abetted by First Union, breached their fiduciary duties by entering into the merger agreement with First Union and by failing to consider other alternatives. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees.

   On or about May 29, 2001, an individual shareholder of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia, the Wachovia directors and First Union captioned Drucker v. Wachovia, et al., Case No. 1-CVS-10641, in North Carolina Superior Court, County of Mecklenburg. The complaint alleges that the Wachovia directors, aided and abetted by First Union, violated their fiduciary duties by entering into the merger agreement with First Union and failing to consider other alternatives. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees. On June 13, defendants filed a motion to transfer this action to the North Carolina Business Court.

   On June 6, 2001, two individual shareholders of Wachovia, purporting to represent a class of holders of Wachovia common stock, filed a putative Class Action Complaint against Wachovia, the Wachovia directors and First Union captioned Hrobar v. Baker, et al., Case No. 01-CV-006893, in North Carolina Superior Court, Wake County. The complaint alleges that the Wachovia directors, aided and abetted by First Union, violated their fiduciary duties by entering into the merger agreement with First Union and failing to consider other alternatives. The complaint seeks injunctive relief, unspecified damages, and costs and attorneys' fees. On June 12, the defendants filed a motion to transfer this action to the North Carolina Business Court.

   On or about June 15, 2001, four individual shareholders of First Union filed a shareholder derivative action against First Union and its directors captioned Winters, et al. v. First Union Corporation, et al., Case No. 01-CVS-5362, in North Carolina Superior Court, Forsyth County. The complaint alleges that the First Union directors breached their fiduciary duties by agreeing to a merger between First Union and Wachovia. The complaint seeks permanent and preliminary injunctive relief, and costs.

   Wachovia and First Union believe that the putative shareholder class action complaints are without merit and intend to defend them vigorously.

   Shareholder List Litigation. On May 31, 2001, an individual shareholder of Wachovia, who is also the Vice Chairman of SunTrust, filed an action in the North Carolina Superior Court, Forsyth County, captioned Hoepner v. Wachovia, Case No. 01CVS5106. The complaint alleges that plaintiff seeks to examine the Wachovia shareholder list and certain related shareholder list materials of Wachovia to enable plaintiff and SunTrust to communicate with other Wachovia shareholders with respect to SunTrust's solicitation of proxies urging Wachovia shareholders to vote against the First Union merger. The complaint alleges that Wachovia declined to provide the requested information unless plaintiff confirmed that he would not provide such records to SunTrust or any other person that has not established its entitlement as a qualified shareholder, or certify SunTrust's status as a qualified shareholder. The complaint seeks a declaration that Wachovia's failure to permit plaintiff to inspect the requested documents constitutes a violation of North Carolina common and statutory law, and seeks injunctive relief, and costs and attorneys' fees. This action was moved to the North Carolina Business Court. On June 14, that court ordered Wachovia to produce its shareholder list to Hoepner or his agent by June 20.

   Effect of Merger-Related Litigation. It is a condition to closing the merger that no judicial body of competent jurisdiction shall have issued any judgment, decree, injunction or other order that prohibits or makes illegal the closing of the merger. Both Wachovia and First Union believe that this condition will be satisfied despite SunTrust's litigation. Even if SunTrust succeeded in having the options or portions of the merger agreement declared invalid, the declaration should not affect Wachovia's or First Union's obligation to close the merger, and neither of our boards of directors believes that such a declaration would cause it to revise its recommendation of the merger. Similarly, Wachovia and First Union believe that the merger closing condition will be satisfied despite the putative shareholder class actions. However, we cannot give any assurances as to the effect of either the SunTrust litigation or the putative shareholder class actions because it is impossible to predict the ultimate outcomes of these litigations.

                               VALIDITY OF STOCK

   The validity of the First Union common stock and the DEPs to be issued in connection with the merger will be passed upon for First Union by Ross E. Jeffries, Jr., Senior Vice President and Assistant General Counsel of First Union. Mr. Jeffries owns shares of First Union common stock and has options to purchase additional shares of First Union common stock.

                                    EXPERTS

   The consolidated financial statements of First Union and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, included in First Union's Annual Report on Form 10-K for the year ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of Wachovia Corporation and subsidiaries appearing in Wachovia Corporation's Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   Representatives of KPMG LLP will be present at the First Union annual meeting, and representatives of Ernst & Young LLP will be present at the Wachovia annual meeting. In each case, these representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                      SHAREHOLDER PROPOSALS FOR NEXT YEAR

First Union

   If the merger is completed, Wachovia shareholders will become shareholders of First Union. Shareholder proposals intended to be included in First Union's proxy statement and voted on at First Union's regularly scheduled 2002 Annual Meeting of Shareholders, which according to First Union's by-laws is scheduled for April 16, 2002, must be received at First Union's offices at One First Union Center, Charlotte, North Carolina 28288-0013, Attention: Corporate Secretary, on or before November 13, 2001. Applicable SEC rules and regulations govern the submission of shareholder proposals and our consideration of them for inclusion in next year's proxy statement and form of proxy.

   Pursuant to First Union's by-laws, in order for any business not included in the proxy statement for the 2002 Annual Meeting of Shareholders to be brought before the meeting by a shareholder entitled to vote at the meeting, the shareholder must give timely written notice of that business to First Union's Corporate Secretary. According to our by-laws, that meeting is scheduled to be held on April 16, 2002, and to be timely, the notice must not be received any earlier than 90 days prior to the meeting date (January 16, 2002), nor any later than 60 days prior to the meeting date (February 15, 2002). If the meeting is not held on April 16, 2002 and less than 70 days' notice or prior public disclosure is provided to shareholders, the notice must be received no later than the tenth day after public disclosure of the actual meeting date. The notice must state (1) a brief description of the business desired to be brought before the meeting and the reasons for so doing, (2) the name and address of the shareholder and the number of shares of First Union common stock the shareholder owns, and (3) any material interest of the shareholder in that business, other than having an interest as a shareholder. A copy of our by-laws is available upon request to: First Union Corporation, One First Union Center, Charlotte, North Carolina 28288-0013, Attention: Corporate Secretary.

Wachovia

   If the merger occurs, there will be no Wachovia annual meeting of shareholders next year. In that case, shareholder proposals must be submitted to First Union's Corporate Secretary in accordance with the procedures described above. In case the merger is not completed, we include below information relevant to a regularly scheduled 2002 Wachovia annual meeting of shareholders. In order to be considered for inclusion in the proxy statement for Wachovia's 2002 annual meeting of shareholders, which is presently scheduled (if it is held at all) for April 26, 2002, shareholder proposals would need to be received by the Secretary of Wachovia no later than November 19, 2001.

                                 OTHER MATTERS

   As of the date of this joint proxy statement-prospectus, Wachovia's board and First Union's board know of no matters that will be presented for consideration at either of their annual meetings other than as described in this joint proxy statement-prospectus. If any other matters properly come before either of the First Union or Wachovia annual meetings, or any adjournments or postponements of these meetings, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of Wachovia and First Union.

   Wachovia's by-laws contain procedures that shareholders must follow to present business at an annual meeting of shareholders. A shareholder may obtain a copy of these procedures from Wachovia's Secretary. In addition to other applicable requirements, for business to be properly brought before the 2002 annual meeting of shareholders, a shareholder must give notice of the matter to be presented at the meeting in a proper written form to Wachovia's Secretary. The Secretary must receive this written notice at the principal offices of Wachovia not earlier than December 27, 2001 and not later than January 26, 2002. Shareholder proposals not made in accordance with these requirements may be disregarded by the Chairman of the meeting.

   Shareholders who wish to nominate persons for election as directors at the 2002 annual meeting of shareholders, which is presently scheduled to be held on April 26, 2002, must give written notice in accordance with the requirements of Wachovia's by-laws to Wachovia's Secretary not earlier than December 27, 2001 and not later than January 26, 2002. Each notice must set forth (1) the name and address of the shareholder who proposes to make the nomination and the name and address of the person to be nominated; (2) a representation that the shareholder is a holder of record of shares of common stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice; (3) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made; (4) such other information regarding each nominee as would be required to be included in a proxy statement pursuant to the proxy rules of the SEC if the nominee had been nominated by the board of directors or a board committee; and (5) the written consent of each nominee to serve as a director if so elected. Nominations not made in accordance with these requirements may be disregarded by the Chairman of the meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

   First Union has filed a registration statement with the SEC under the Securities Act that registers the distribution to Wachovia shareholders of the shares of common stock of First Union to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about First Union, Wachovia and the combined company and the common stock of these companies. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this document.

   In addition, First Union (File No. 1-10000) and Wachovia (File No. 1-9021) file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

  Public Reference Room    New York Regional Office    Chicago Regional Office
 450 Fifth Street, N.W.      7 World Trade Center          Citicorp Center
        Room 1024                 Suite 1300           500 West Madison Street
 Washington, D.C. 20549    New York, New York 10048          Suite 1400
                                                      Chicago, Illinois 60661-
                                                                2511

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like First Union and Wachovia, that file electronically with the SEC. The address of that site is http://www.sec.gov.

   You may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate proxy solicitation firm.

        If you are a First Union                 If you are a Wachovia
            shareholder:                            shareholder:
           Morrow & Co., Inc.                   MacKenzie Partners, Inc.
       445 Park Ave. - 5th Floor                    156 Fifth Avenue
        New York, NY 10022-2606                    New York, NY 10010
             (212) 754-8000                 1-800-322-2885 (toll free in the
                                                        U.S.)
                                              or (212) 929-5500 (collect)
                                                           or
                                                   Georgeson Shareholder
                                                   111 Commerce Road
                                                  Carlstadt, NJ 07072
                                            1-800-223-2064 (toll free in the
                                                        U.S.)

       If you would like to                      If you would like to
    request documents, please do              request documents, please do
    so by July 24, 2001 to receive            so by July 27, 2001 to receive
    them before First Union's                 them before Wachovia's annual
    annual meeting.                           meeting.

   First Union's address on the world wide web is http://www.firstunion.com, and Wachovia's address is http://www.wachovia.com. The information on our web sites is not a part of this document.

   You can also inspect reports, proxy statements and other information about First Union and Wachovia at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

   The SEC allows First Union and Wachovia to "incorporate by reference" information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

   This document incorporates by reference the documents listed below that First Union and Wachovia have previously filed with the SEC. They contain important information about our companies and their financial condition.

WACHOVIA FILINGS                            PERIOD OR DATE FILED
----------------                            -----------------------------------------------
Annual Report on Form 10-K................. Year ended December 31, 2000
Quarterly Report on Form 10-Q.............. Quarter Ended March 31, 2001 (as amended on June 26, 2001)
Current Reports on Form 8-K................ January 17, 2001, February 6, 2001
                                            March 29, 2001, March 30, 2001
                                            (two reports filed on this date),
                                            April 9, 2001, April 17, 2001,
                                            April 19, 2001 and May 1, 2001

The description of Wachovia common
stock set forth in the registration
statement on Form 8-B filed pursuant
to Section 12 of the Exchange Act,
including any amendment or report
filed with the SEC for the purpose
of updating this description.

FIRST UNION FILINGS                         PERIOD OR DATE FILED
-------------------                         -----------------------------------------------
Annual Report on Form 10-K................. Year ended December 31, 2000
Quarterly Report on Form 10-Q.............. Quarter Ended March 31, 2001 (as amended on June 26, 2001)
Current Reports on Form 8-K................ January 18, 2001, April 16, 2001 (as amended on June 25, 2001), May 3, 2001 and May 15, 2001
                                            (as amended on June 25, 2001)

The description of First Union
common stock set forth in the
registration statement on Form 8-
A12B filed pursuant to Section 12 of
the Exchange Act, including any
amendment or report filed with the
SEC for the purpose of updating this
description.

The description of the rights
agreement, contained in a
registration statement on Form 8-A
filed pursuant to Section 12 of the
Exchange Act, including any
amendment or report filed with the
SEC for the purpose of updating this
description.

   First Union and Wachovia incorporate by reference additional documents that either company may file with the SEC between the date of this document and the dates of their respective annual meetings. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   First Union has supplied all information contained or incorporated by reference in this document relating to First Union, as well as all pro forma financial information, and Wachovia has supplied all such information relating to Wachovia.

   You can obtain any of the documents incorporated by reference in this document from First Union or Wachovia, as the case may be, or from the SEC through the SEC's Internet world wide web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

       First Union Corporation                    Wachovia Corporation
         Investor Relations                           P.O. Box 3099
       One First Union Center              Winston-Salem, North Carolina 27150
   Charlotte, North Carolina 28288                Attention: Secretary
      Telephone: (704) 374-6782                 Telephone: (336) 732-2549

                                                           or

                                                 191 Peachtree St., N.E.
                                                 Atlanta, Georgia 30303
                                                  Attention: Secretary
                                                Telephone: (404) 332-6661

   If you would like to request documents, please do so by July 24, 2001 to receive them before the First Union annual meeting or by July 27, 2001 to receive them before the Wachovia annual meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

   We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                           FORWARD-LOOKING STATEMENTS

   This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of First Union and Wachovia and, assuming the consummation of the merger, a combined First Union and Wachovia. Such statements include, but are not limited to, statements relating to:

  . synergies (including cost savings), and accretion to reported earnings expected to be realized from the merger;

  . business opportunities and strategies potentially available to the combined company;

  .  merger-related and restructuring charges expected to be incurred;

  . management, operations and policies of the combined company after the merger; and

  . statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "estimates," "should" or similar expressions.

   These forward-looking statements involve some risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among other things, the following possibilities:


  . the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

  . expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

  .  revenues following the merger may be lower than expected;

  . deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

  . the ability to obtain governmental approvals of the merger on the proposed terms and schedule;

  . the failure of First Union's and Wachovia's shareholders to approve the plan of merger;

  . The effect of SunTrust's unsolicited proposal on our timing or our transaction may be greater than we anticipate;

  . competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues;

  . the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses;

  .  changes in the U.S. and foreign legal and regulatory framework; and

  . adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities.

   See "Where You Can Find More Information" on page 177.

                            FIRST UNION AND WACHOVIA

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact of the merger on our companies' historical financial positions and results of operations under the purchase method of accounting. Under this method of accounting, the assets and liabilities of the company not surviving the merger are, as of the effective date of the merger, recorded at their respective fair values and added to those of the surviving corporation. The unaudited pro forma condensed combined financial information combines the historical financial information of First Union and Wachovia as of and for the three months ended March 31, 2001, and for the year ended December 31, 2000. The unaudited pro forma condensed combined balance sheet as of March 31, 2001, assumes the merger was consummated on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been consummated at the beginning of each period presented.

   The merger provides for the exchange of 2 shares of First Union common stock for each outstanding share of Wachovia common stock. The unaudited pro forma condensed combined financial information is based on, and derived from, and should be read in conjunction with the historical consolidated financial statements and the related notes of both First Union and Wachovia, which are incorporated in this document by reference. See "Where You Can Find More Information."

   The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred or financial position if the merger had been consummated during the period or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                            FIRST UNION AND WACHOVIA
                                 March 31, 2001
                                  (Unaudited)

   The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of First Union and Wachovia assuming the companies had been combined as of March 31, 2001, on a purchase accounting basis.

                                                  March 31, 2001
                                      ----------------------------------------
                                       First              Pro Forma  Pro Forma
(In millions)                          Union    Wachovia Adjustments Combined
-------------                         --------  -------- ----------- ---------
ASSETS
Cash and due from banks (Note 4)..... $  7,857    3,015    (1,578)      9,294
Interest-bearing bank balances.......    2,971      238       --        3,209
Federal funds sold and securities
 purchased under resale agreements...   11,866      592       --       12,458
                                      --------   ------    ------     -------
    Total cash and cash equivalents..   22,694    3,845    (1,578)     24,961
                                      --------   ------    ------     -------
Trading account assets...............   20,431      884       --       21,315
Securities (Note 4)..................   51,528    9,050        33      60,611
Loans, net of unearned income .......  122,853   56,703       --      179,556
Allowance for loan losses............   (1,759)    (851)      --       (2,610)
                                      --------   ------    ------     -------
    Loans, net.......................  121,094   55,852       --      176,946
                                      --------   ------    ------     -------
Premises and equipment (Note 4)......    4,968      957      (102)      5,823
Due from customers on acceptances....      894       79       --          973
Goodwill and other intangible assets
 (Notes 3 and 4).....................    3,690    1,506     7,637      12,833
Other assets (Note 4)................   27,650    3,433       (75)     31,008
                                      --------   ------    ------     -------
    Total assets..................... $252,949   75,606     5,915     334,470
                                      ========   ======    ======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
 Noninterest-bearing deposits (Note
  4).................................   28,582    8,884      (285)     37,181
 Interest-bearing deposits (Note 4)..  112,213   36,733    (1,215)    147,731
                                      --------   ------    ------     -------
Total deposits.......................  140,795   45,617    (1,500)    184,912
Short-term borrowings................   39,719    9,490       --       49,209
Bank acceptances outstanding.........      902       79       --          981
Trading account liabilities..........    8,130      428       --        8,558
Other liabilities (Note 4)...........   11,230    2,415     1,023      14,668
Long-term debt.......................   36,092   10,712       --       46,804
                                      --------   ------    ------     -------
    Total liabilities................  236,868   68,741      (477)    305,132
                                      --------   ------    ------     -------
STOCKHOLDERS' EQUITY
Preferred stock (Notes 2 and 4)......      --       --         50          50
Common stock (Notes 2 and 4).........    3,271    1,052       350       4,673
Paid-in capital (Note 4).............    6,307    1,142    10,787      18,236
Retained earnings (Note 4)...........    6,281    4,596    (4,720)      6,157
Accumulated other comprehensive
 income, net (Note 4)................      222       75       (75)        222
                                      --------   ------    ------     -------
    Total stockholders' equity.......   16,081    6,865     6,392      29,338
                                      --------   ------    ------     -------
    Total liabilities and
     stockholders' equity............ $252,949   75,606     5,915     334,470
                                      ========   ======    ======     =======

See accompanying notes to pro forma financial information.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            FIRST UNION AND WACHOVIA
                       Three Months Ended March 31, 2001
                                  (Unaudited)

   The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of First Union and Wachovia assuming the companies had been combined as of January 1, 2001, on a purchase accounting basis.

                                         Three Months Ended March 31, 2001
                                      ----------------------------------------
                                       First              Pro Forma  Pro Forma
(In millions)                          Union    Wachovia Adjustments Combined
-------------                         --------  -------- ----------- ---------
Interest income.....................  $  4,025    1,350        --        5,375
Interest expense....................     2,323      720        --        3,043
                                      --------  -------    -------   ---------
Net interest income.................     1,702      630        --        2,332
Provision for loan losses...........       219      122        --          341
                                      --------  -------    -------   ---------
Net interest income after provision
 for loan losses....................     1,483      508        --        1,991
Securities transactions--portfolio..       (16)       9        --           (7)
Fee and other income................     1,590      492        --        2,082
Restructuring and merger-related
 charges............................         2       13        --           15
Noninterest expense (Notes 5 and
 8).................................     2,207      619        187       3,013
                                      --------  -------    -------   ---------
Income before income taxes..........       848      377       (187)      1,038
Income taxes (Notes 5 and 8)........       264      135        (40)        359
                                      --------  -------    -------   ---------
Net income..........................  $    584      242       (147)        679
                                      ========  =======    =======   =========
PER COMMON SHARE DATA (Note 6)
Basic...............................  $   0.60     1.17        --         0.48
Diluted.............................  $   0.59     1.17        --         0.47
Average common shares outstanding
 (In thousands)
  Basic.............................   967,671  206,061    206,061   1,379,793
  Diluted...........................   975,847  207,569    207,569   1,390,985

See accompanying notes to pro forma financial information.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            FIRST UNION AND WACHOVIA
                          Year Ended December 31, 2000
                                  (Unaudited)

   The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of First Union and Wachovia assuming the companies had been combined as of January 1, 2000, on a purchase accounting basis.

                                            Year Ended December 31, 2000
                                       ----------------------------------------
                                        First              Pro Forma  Pro Forma
(In millions)                           Union    Wachovia Adjustments Combined
-------------                          --------  -------- ----------- ---------
Interest income......................  $ 17,534    5,345        --       22,879
Interest expense.....................    10,097    2,830        --       12,927
                                       --------  -------    -------   ---------
Net interest income..................     7,437    2,515        --        9,952
Provision for loan losses............     1,736      588        --        2,324
                                       --------  -------    -------   ---------
Net interest income after provision
 for loan losses.....................     5,701    1,927        --        7,628
Securities transactions--portfolio...    (1,134)     --         --       (1,134)
Fee and other income.................     7,846    1,931        --        9,777
Restructuring and merger-related
 charges.............................     2,190      136        --        2,326
Noninterest expense (Notes 5 and 8)..     9,520    2,447        749      12,716
                                       --------  -------    -------   ---------
Income before income taxes and
 cumulative effect of a change in
 accounting principle................       703    1,275       (749)      1,229
Income taxes (Notes 5 and 8).........       565      443       (160)        848
                                       --------  -------    -------   ---------
Income before cumulative effect of a
 change in accounting principle......  $    138      832       (589)        381
                                       ========  =======    =======   =========
PER COMMON SHARE DATA (Note 6)
Income before change in accounting
 principle
 Basic...............................  $   0.12     4.10        --         0.26
 Diluted.............................  $   0.12     4.07        --         0.26
Average common shares outstanding (In
 thousands)
 Basic...............................   970,608  202,989    202,989   1,376,586
 Diluted.............................   974,172  204,450    204,450   1,383,072

See accompanying notes to pro forma financial information.

    NOTES TO FIRST UNION AND WACHOVIA UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

                            FIRST UNION AND WACHOVIA
                       Three Months Ended March 31, 2001
                          Year Ended December 31, 2000
                                  (Unaudited)

   (1) The merger will be accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of Wachovia will be recorded at their respective fair values on the date the merger is completed. The shares of First Union common stock issued to effect the merger will be recorded at $31.15 per share which is the average price of the shares over a four-day period surrounding the date the merger was announced.

   The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Wachovia at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of Wachovia, principally loans and borrowings, will also be subject to adjustment to their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities.

   The unaudited pro forma financial information includes the impact of required deposit divestitures estimated to be $1.5 billion. We expect to realize significant revenue enhancements and cost savings following the merger which also are not reflected in this pro forma financial information. No assurance can be given with respect to the ultimate level of such revenue enhancements or cost savings.

   The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Wachovia's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Wachovia will change the amount of the purchase price allocable to goodwill. Additionally, changes to Wachovia's stockholders' equity including net income from April 1, 2001, through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

   (2) The pro forma financial information for the merger is included only as of and for the three months ended March 31, 2001, and for the year ended December 31, 2000. The pro forma adjustments in the pro forma financial statements reflect an exchange ratio of 2 shares of First Union common stock for each of the 210,335,000 shares of Wachovia common stock that were outstanding at March 31, 2001. The unaudited pro forma information presented in the pro forma financial statements is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

   The pro forma financial information reflects the addition of 420,670,000 shares of First Union common stock with an aggregate par value of $1.4 billion, an increase in paid-in capital of $11.9 billion for the excess of the fair value of the shares over the par value, and goodwill and deposit base premium of $7.3 billion and $1.8 billion, respectively. Included in the pro forma financial information for the three months ended March 31, 2001, is the assumption that shareholders holding 50% of Wachovia common stock, or 105,168,000 common shares, will elect to receive the one-time cash payment of $0.48 per Wachovia share, or a total of $51 million, which will be paid to Wachovia shareholders in connection with the merger. It is assumed that the remaining 50% of Wachovia shareholders will elect to receive 210,335,000 shares of First Union dividend equalization preferred stock (DEPs), which based on the current quarterly Wachovia common stock dividend rate of $0.30 per share and the quarterly First Union common stock dividend rate of $0.24 per share, would have entitled the holders of the First Union dividend equalization preferred stock to receive a dividend of $.06 per share, or a total of

$13 million, for the three months ended March 31, 2001. The assumption that one-half of Wachovia's shareholders will elect to receive the $0.48 cash payment and one-half will elect to receive DEPs was deemed to be the most reasonable and least speculative assumption for purposes of this presentation because First Union and Wachovia do not currently know which election Wachovia shareholders will make upon completion of the merger. The estimated present value of the DEPs is $0.48 per Wachovia share, or $50 million, and accordingly, is included in the pro forma financial information.

   We attributed a value of $0.24 per DEP by calculating the present value of the difference between $0.30 per share and the regular quarterly dividend per common share we estimate for the combined company. We based our estimate of the combined company's regular quarterly common stock dividend on a cash basis dividend payout ratio of slightly less than 33%. This results in dividends of $0.06 per DEP for the first two quarters after the merger, $0.04 per DEP for the next two quarters and $0.02 per DEP for the next three quarters. These estimated dividends amount to $0.26 per DEP, and since the dividends are cumulative, the full amount of the estimated difference has been included in the valuation. The present value of the total estimated DEP dividend is $0.24 using a discount rate of 13%. We selected the 13% discount rate based on the risk free rate adjusted for our credit standing and the uncertainty associated with the combined company's future dividends. We do not believe that the liquidation preference of the DEPs or whether the DEPs will be listed on an exchange or quoted through an interdealer quotation system materially affects their present value, and therefore, we did not include these factors in our valuation. As we have previously stated in this document, the combined company's dividend policy is subject to change and, accordingly, the amount of the dividends actually paid may differ from the amounts we assumed for purposes of our present value calculations.

   Upon completion of the merger, Wachovia stock options will be exchanged for stock options of the combined company with the number of options and option price adjusted for the 2-for-1 exchange ratio. The vesting will continue in accordance with the vesting schedule of the original Wachovia options. Vested and unvested employee stock options issued by the combined company in exchange for stock options held by employees of Wachovia are considered part of the purchase price, and accordingly, the purchase price includes the fair value of employee stock options of $227 million.

   The fair value of the combined company options that will be issued in exchange for the Wachovia options was estimated using the Black-Scholes option pricing model. Option pricing models require the use of highly subjective assumptions, including expected stock price volatility, which when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide a reliable single measure of the fair value of employee stock options. The more significant assumptions used in estimating the fair value of the First Union stock options to be issued in exchange for Wachovia stock options include a risk-free interest rate of 4.5 percent, a dividend yield of 3.2 percent, weighted average expected life of 5.3 years, and volatility of the combined company stock of 45 percent.

   Additionally, the pro forma balance sheet adjustments include an estimated $112 million restructuring accrual; payment of an estimated $78 million of merger-related charges; an estimated net adjustment of $144 million to reflect the net assets of Wachovia at their respective fair values; and an estimated $520 million to reflect the amounts allocated to liabilities assumed in the purchase business combination. The liabilities assumed in the merger consist principally of personnel related costs which include involuntary termination benefits for employees severed in connection with the merger as well as relocation costs for continuing employees, costs to cancel contracts that will provide no future benefit to the combined company, and occupancy related costs representing the present value of future lease payments or lease cancellation penalties for space vacated in connection with the merger. The $520 million includes only those costs associated with the company not surviving the merger. These balance sheet adjustments are part of a total of $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments as shown in Note 9 below. The rest of the $1.4 billion is estimated merger-related charges not reflected in the pro forma financial statements since they will be recorded in years 2002 through 2004.

   The restructuring and merger-related adjustments are not included in the pro forma statements of income since they will be recorded in the combined results of operations after completion of the merger and are not indicative of what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

   (3) The computation of the purchase price, the allocation of the purchase price to the net assets of Wachovia based on fair values estimated at March 31, 2001, the basis for determining the amount of deposit base premium allocated to the purchase price and the resulting amount of goodwill are presented below.

(In millions)                                              March 31, 2001
-------------                                           ----------------------
Purchase price
  Wachovia common stock outstanding (In thousands).....       210,335
  Exchange ratio.......................................             2
                                                             --------
   Total (In thousands)................................       420,670
  Purchase price per Wachovia common share.............      $  31.15  $13,104
                                                             ========
  Wachovia common shares electing to receive DEPs
   shares (In thousands)...............................       105,168
  Estimated present value per share....................      $   0.48       50
                                                             ========
  Cash dividend........................................                     51
  Fair value of outstanding employee stock options.....                    227
                                                                       -------
   Total purchase price................................                 13,432
Net assets acquired
  Wachovia stockholders' equity........................      $  6,865
  Wachovia goodwill and other intangible assets........      $(1,506)   (5,359)
                                                             ========  -------
   Excess of purchase price over carrying value of net
    assets acquired....................................                  8,073
  Estimated adjustments to reflect net assets acquired
   at fair value.......................................
   Investment securities...............................                    (33)
   Premises and equipment.............................. $102
   Other assets........................................ $ 75      177
                                                        ====
  Estimated amounts allocated to liabilities assumed in
   the purchase business combination
   Personnel related................................... $289
   Contract cancellations..............................   93
   Occupancy related...................................   55
   Other............................................... $ 83      520      697
                                                        ==== ========
  Deferred income taxes
   Estimated deposit base intangible...................      $  1,825
   Investment securities--adjustment to fair value.....            33
   Estimated purchase accounting adjustments...........          (697)
                                                             --------
     Total.............................................      $  1,161
   Income tax rate.....................................          0.35      406
                                                             ========
Deduct
  Estimated deposit base intangible
   Wachovia deposits...................................      $ 45,617
   Premium rate........................................          0.04   (1,825)
                                                             ========  -------
       Goodwill........................................                $ 7,318
                                                                       =======

   (4) The pro forma adjustments related to the pro forma balance sheet at March 31, 2001, are presented below.

(In millions)                                                 March 31, 2001
-------------                                                -----------------
Cash
  Assumed deposit divestiture..............................            $(1,500)
  Merger-related charges...................................                (78)
                                                                       -------
   Total cash adjustments..................................             (1,578)
Investment securities--adjustment to fair value............                 33
Premises and equipment--adjustment to fair value...........               (102)
Goodwill and other intangible assets--adjustment
  Goodwill.................................................              7,318
  Wachovia goodwill and other intangible assets............             (1,506)
  Deposit base intangible..................................              1,825
                                                                       -------
   Goodwill and other intangible assets adjustment, net....              7,637
                                                                       -------
Other assets--adjustment to fair value.....................                (75)
                                                                       -------
     Total.................................................            $ 5,915
                                                                       =======
Deposits
  Noninterest-bearing--assumed divestiture of 19 percent of
   $1.5 billion............................................               (285)
  Interest-bearing--assumed divestiture of 81 percent of
   $1.5 billion............................................             (1,215)
                                                                       -------
     Total deposit adjustment..............................             (1,500)
                                                                       -------
Other liabilities
  Personnel related........................................                289
  Occupancy related........................................                 55
  Contract cancellations...................................                 93
  Dividend payable.........................................                 51
  Restructuring accrual....................................                112
  Other....................................................                 83
  Current income taxes (benefits)
    Restructuring accrual..................................  $   (112)
    Merger-related charges.................................       (78)
                                                             --------
     Total restructuring and merger-related charges
      adjustment...........................................  $   (190)
     Income tax rate.......................................      0.35      (66)
                                                             ========
  Deferred income taxes
    Purchase accounting adjustments (Note 3)...............                406
                                                                       -------
     Total other liabilities adjustment....................              1,023
                                                                       -------
     Total liabilities adjustment..........................               (477)
                                                                       -------
Stockholders' equity
  Preferred stock adjustment...............................                 50
  Common stock adjustment
   Shares of common stock to be issued (In thousands)......   420,670
   First Union par value...................................  $   3.33    1,402
                                                             ========
   Less Wachovia common stock..............................             (1,052)
                                                                       -------
     Common stock adjustment...............................                350
                                                                       -------
  Paid-in capital adjustment
   Purchase price--Wachovia common shares..................             13,104
   Fair value of outstanding employee stock options........                227
   Wachovia retained earnings..............................              4,596
   Wachovia accumulated other comprehensive income.........                 75
   Wachovia stockholders' equity...........................             (6,865)
   Common stock adjustment.................................               (350)
                                                                       -------
     Paid-in capital adjustment............................             10,787
                                                                       -------
  Retained earnings adjustment
   Restructuring and merger-related charges adjustment, net
    of current income tax benefit..........................               (124)
   Elimination of Wachovia retained earnings...............             (4,596)
                                                                       -------
     Retained earnings adjustment..........................             (4,720)
                                                                       -------
  Elimination of Wachovia accumulated other comprehensive
   income..................................................                (75)
                                                                       -------
     Stockholders' equity adjustment.......................              6,392
                                                                       -------
     Total.................................................            $ 5,915
                                                                       =======

   (5) The following pro forma adjustments related to the unaudited pro forma combined condensed statements of income reflect amortization on a seven-year sum-of-the-years' digits method for the deposit base intangible and a 25-year straight-line amortization method for goodwill.

                                                 Three Months Ended  Year Ended
                                                     March 31,      December 31,
(In millions)                                           2001            2000
-------------                                    ------------------ ------------
Noninterest expense adjustments
  Deposit base intangible amortization.........      $      114            456
  Goodwill amortization........................              73            293
                                                     ----------      ---------
   Total noninterest expense adjustment........             187            749
                                                     ----------      ---------
Reduction in income before income taxes and
 cumulative effect of a change in accounting
 principle ....................................            (187)          (749)
                                                     ----------      ---------
Income tax adjustment
  Deposit base intangible amortization.........             114            456
  Income tax rate..............................            0.35           0.35
                                                     ----------      ---------
   Total income tax adjustment.................             (40)          (160)
                                                     ----------      ---------
Reduction in income before cumulative effect of
 a change in accounting principle..............      $     (147)          (589)
                                                     ==========      =========

   (6) The pro forma computation of basic and diluted earnings per share for the three months ended March 31, 2001, and for the year ended December 31, 2000, is presented below.

                                                 Three Months Ended  Year Ended
                                                     March 31,      December 31,
(Dollars in millions, except per share data)            2001            2000
--------------------------------------------     ------------------ ------------
Income before cumulative effect of a change in
 accounting principle..........................      $      679            381
Less:
  Dividends on preferred stock.................             (13)            --
  Imputed interest on First Union's
   transactions in its common stock............              (7)           (21)
                                                     ----------      ---------
Income available to common stockholders before
 cumulative effect of a change in accounting
 principle.....................................      $      659            360
                                                     ==========      =========
Basic earnings per share.......................      $     0.48           0.26
Diluted earnings per share.....................      $     0.47           0.26
Average shares--basic (In thousands)...........       1,379,793      1,376,586
Average shares--diluted (In thousands).........       1,390,985      1,383,072
                                                     ==========      =========

   (7) On March 1, 2001, Wachovia completed the purchase of Republic Security Financial Corporation, a bank holding company headquartered in West Palm Beach, Florida. Republic Security had assets of $3.1 billion and deposits of $2.1 billion at December 31, 2000. The transaction was accounted for as a purchase and resulted in intangible assets of approximately $260 million and the issuance of 6.1 million shares of Wachovia common stock. The historical financial information for Wachovia includes this acquisition as of and for the one month ended March 31, 2001, and the pro forma financial information presented herein is not adjusted for this acquisition on a pro forma basis.

   On April 9, 2001, Wachovia announced an agreement to sell its credit card portfolio, which will be recorded as a discontinued operation by Wachovia. The portfolio includes 2.8 million customer accounts and managed balances of $8 billion. The transaction is expected to close in the second quarter of 2001, subject to regulatory approval, and is expected to result in a pre-tax gain of approximately $1.4 billion. This transaction is not included in the pro forma financial information presented herein.

   (8) The Financial Accounting Standards Board has issued a Proposed Statement of Financial Accounting Standards addressing the accounting for business combinations and acquired intangible assets. Under this proposed standard, goodwill and certain other intangible assets would not be subject to amortization, but rather would be subject to periodic testing for impairment. Deposit base intangible would continue to be subject to amortization. The FASB currently expects to issue a final standard in mid-July; however, there is no assurance that they will issue the final standard in accordance with that timetable or that the final standard will have the same provisions as currently proposed.

   (9) In connection with the merger, we have begun to further develop our plans, which are currently very preliminary, to consolidate the operations of the two companies. The specific details of these plans will be refined over the next several months. We are currently in the process of assessing the two companies' personnel, benefit plans, premises, equipment, computer systems and service contracts to determine where we may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of former Wachovia employees, vacating former Wachovia leased premises, canceling contracts between the former Wachovia and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by the former Wachovia. The costs associated with such decisions will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to goodwill. It is expected that all such costs will be identified and recorded within one year of completion of the merger and all such actions required to effect these decisions would be taken within one year after finalization of our plans.

   In addition to decisions regarding former Wachovia employees and activities, certain decisions may be made to involuntarily terminate former First Union employees, vacate former First Union leased premises, cancel contracts and sell or otherwise dispose of certain premises, furniture and equipment owned by First Union. The costs of all such decisions would be recorded as a restructuring charge in the results of operations of the combined company in the period in which our plans are finalized and approved by the appropriate level of management. We expect to record a restructuring charge upon completion of the merger and additional restructuring charges may follow during the merger integration period as plans are finalized.

   In addition to the costs described above, we will incur merger-related charges in the process of combining the operations of the two companies. These merger-related charges include system conversion costs, employee retention arrangements and costs of incremental communications to customers and others. It is expected that these costs will be incurred over a three-year period after completion of the merger.

   The following is a summary of estimated purchase accounting adjustments, restructuring charges and merger-related charges.

                                                         Merger-Related
                              Purchase                       Charges
                             Accounting  Restructuring -------------------
(In millions)                Adjustments    Charges    2001 2002 2003 2004 Total
-------------                ----------- ------------- ---- ---- ---- ---- -----
Personnel related...........    $289          102       22   18   28    6    465
Premises and equipment......     102           10        9   28   30   15    194
Contract cancellations......      93          --       --   --   --   --      93
Other assets................      75          --       --   --   --   --      75
Occupancy related...........      55          --         6   18   57   18    154
Conversion related..........     --           --        10   69  110   96    285
Communication related.......       1          --        20   11   17  --      49
Other.......................      82          --        11   24    8    4    129
                                ----          ---      ---  ---  ---  ---  -----
  Total.....................    $697          112       78  168  250  139  1,444
                                ====          ===      ===  ===  ===  ===  =====

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER

                           dated as of April 15, 2001

                            and amended and restated

                                    between

                            FIRST UNION CORPORATION

                                      and

                              WACHOVIA CORPORATION


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                    ARTICLE I

                           DEFINITIONS; INTERPRETATION
 1.01  Definitions........................................................   A-1
 1.02  Interpretation.....................................................   A-6

                                   ARTICLE II

                                   THE MERGER
 2.01  The Merger.........................................................   A-7
 2.02  Closing............................................................   A-7
 2.03  Effective Time.....................................................   A-7
 2.04  Effects of the Merger..............................................   A-7
 2.05  Articles of Incorporation and By-laws..............................   A-7
 2.06  Corporate Governance...............................................   A-7

                                   ARTICLE III

                       CONSIDERATION; EXCHANGE PROCEDURES
 3.01  Consideration......................................................   A-8
 3.02  Cancellation of Shares.............................................   A-9
 3.03  Rights as Shareholders; Stock Transfers............................   A-9
 3.04  Exchange Procedures................................................   A-9
 3.05  Fractional Shares..................................................  A-10
 3.06  Anti-Dilution Adjustments..........................................  A-10
 3.07  Stock Options......................................................  A-10
 3.08  Effect on First Union Stock........................................  A-11

                                   ARTICLE IV

                       CONDUCT OF BUSINESS PENDING MERGER
 4.01  Forebearances......................................................  A-11
 4.02  Coordination of Dividends..........................................  A-12

                                    ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
 5.01  Disclosure Schedules...............................................  A-13
 5.02  Standard...........................................................  A-13
 5.03  Representations and Warranties.....................................  A-13

                                   ARTICLE VI

                                    COVENANTS
 6.01  Reasonable Best Efforts............................................  A-19
 6.02  Shareholder Approvals..............................................  A-19
 6.03  SEC Filings........................................................  A-20
 6.04  Press Releases.....................................................  A-21
 6.05  Access; Information................................................  A-21
 6.06  Acquisition Proposals..............................................  A-21
 6.07  Affiliate Agreements...............................................  A-22
 6.08  Takeover Laws and Provisions.......................................  A-22
 6.09  Exchange Listing...................................................  A-22
 6.10  Regulatory Applications............................................  A-22

                                                                         Page
                                                                         -----
 6.11  Indemnification.................................................   A-23
 6.12  Benefit Plans...................................................   A-23
 6.13  Notification of Certain Matters.................................   A-25
 6.14  Exemption from Liability Under Section 16(b)....................   A-25

                                  ARTICLE VII

                           CONDITIONS TO THE MERGER
 7.01  Conditions to Each Party's Obligation to Effect the Merger......   A-25
 7.02  Conditions to Wachovia's Obligation.............................   A-26
 7.03  Conditions to First Union's Obligation..........................   A-26

                                 ARTICLE VIII

                                  TERMINATION
 8.01  Termination.....................................................   A-27
 8.02  Effect of Termination and Abandonment...........................   A-27

                                  ARTICLE IX

                                 MISCELLANEOUS
 9.01  Survival........................................................   A-28
 9.02  Waiver; Amendment...............................................   A-28
 9.03  Counterparts....................................................   A-28
 9.04  Governing Law...................................................   A-28
 9.05  Expenses........................................................   A-28
 9.06  Notices.........................................................   A-28
 9.07  Entire Understanding; No Third Party Beneficiaries..............   A-29
 9.08  Severability....................................................   A-29
 9.09  Alternative Structure...........................................   A-29

 Annex 1  Form of Wachovia Stock Option Agreement
 Annex 2  Form of First Union Stock Option Agreement
 Annex 3  Form of Amendments to Articles of Incorporation
 Annex 4  Form of Amendments to By-laws
 Annex 5  Certain Officers of the Surviving Corporation
 Annex 6  Form of Wachovia Affiliate Letter

   AGREEMENT AND PLAN OF MERGER, dated as of April 15, 2001 and amended and restated (this "Agreement"), between First Union Corporation, a North Carolina corporation ("First Union"), and Wachovia Corporation, a North Carolina corporation ("Wachovia").

                                    Recitals

   A. The Proposed Transaction. The parties intend to effect a strategic business combination through the merger of Wachovia with and into First Union (the "Merger"), with First Union the surviving corporation (the "Surviving Corporation").

   B. Board Determinations. The respective boards of directors of First Union and Wachovia have each determined that the Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals, and are in the best interests of their respective stockholders and, therefore, have approved the Merger, this Agreement and the plan of merger contained in this Agreement.

   C. Intended Tax Treatment. The parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986 (the "Code").

   D. Stock Option Agreements. As an inducement to and condition of Wachovia's willingness to enter into this Agreement and the Wachovia Stock Option Agreement (as defined in the following sentence), First Union will grant to Wachovia an option pursuant to a Stock Option Agreement (the "First Union Stock Option Agreement"). As an inducement to and condition of First Union's willingness to enter into this Agreement and the First Union Stock Option Agreement, Wachovia will grant to First Union an option pursuant to a Stock Option Agreement (the "Wachovia Stock Option Agreement" and, together with the First Union Stock Option Agreement, the "Stock Option Agreements"). The Stock Option Agreements, forms of which are attached hereto as Annex 1 and Annex 2, will be entered into immediately following the execution and delivery hereof.

   NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, First Union and Wachovia agree as follows:

                                   ARTICLE I

                          Definitions; Interpretation

   1.01 Definitions. This Agreement uses the following definitions:

   "Acquisition Proposal," with respect to either First Union or Wachovia, means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving First Union or Wachovia, as the case may be, or any of their respective Significant Subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, First Union or Wachovia, as the case may be, or any of their respective Significant Subsidiaries, other than (1) the transactions contemplated by this Agreement and (2) the transactions contemplated by that certain Purchase and Sale Agreement, dated as of April 8, 2001, to which Wachovia is a party, relating to the sale of its consumer credit card business (the "Purchase and Sale Agreement").

   "Agreement" means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

   "Articles of Merger" has the meaning assigned in Section 2.03.

   "BCA" means the Business Corporation Act of the State of North Carolina, N.C. Gen. Stats. ch. 55.

   "Benefit Arrangement" means with respect to each of First Union and Wachovia, each "employee benefit plan" (within the meaning of section 3(3) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, paid time off benefits and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any Employee or any of its current or former directors has any present or future right to benefits sponsored or maintained by it or its Subsidiaries, or under which it or its Subsidiaries has had or has any present or future liability.

   "Benefit Plans" has the meaning assigned in Section 5.03(m).

   "Cash Payment" has the meaning assigned in Section 3.01(b)(2).

   "Closing" has the meaning assigned in Section 2.02.

   "Closing Date" has the meaning assigned in Section 2.02.

   "Code" has the meaning assigned in the Recitals.

   "Confidentiality Agreement" has the meaning assigned in Section 6.05(b).

   "Constituent Documents" means the articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

   "Conversion Period" has the meaning assigned in Section 6.12(c).

   "Costs" has the meaning assigned in Section 6.11(a).

   "DEPs" means the Dividend Equalization Preferred Shares of First Union, no par value, having substantially the terms set forth in Annex 3.

   "Disclosure Schedule" has the meaning assigned in Section 5.01.

   "Dissenting Stockholder" has the meaning assigned in Section 3.01(a).

   "Effective Time" has the meaning assigned in Section 2.03.

   "Election Form" has the meaning assigned in Section 3.04(b).

   "Employees" has the meaning assigned in Section 5.03(m).

   "Employment Agreement" has the meaning assigned in Section 2.06(c).

   "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

   "ERISA Affiliate" has the meaning assigned in Section 5.03(m).

   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

   "Exchange Agent" has the meaning assigned in Section 3.03(a).

   "Exchange Ratio" has the meaning assigned in Section 3.01(a).

   "First Union" has the meaning assigned in the preamble.

   "First Union Articles" means the Amended and Restated Articles of Incorporation of First Union, as in effect on the date hereof or as amended as provided herein, as the context requires.

   "First Union Benefit Arrangements" has the meaning assigned in Section
6.12(a).

   "First Union Board" means the Board of Directors of First Union.

   "First Union By-Laws" means the By-laws of First Union, as in effect on the date hereof or as amended as provided herein, as the context requires.

   "First Union Common Stock" means the common stock, par value $3.33 1/3 per share, of First Union.

   "First Union Meeting" has the meaning assigned in Section 6.02(c).

   "First Union Person" has the meaning assigned in Section 8.04(b).

   "First Union Preferred Stock" means, collectively, the Preferred Stock, no-par value, the Class A Preferred Stock, no-par value, and the DEPs of First Union.

   "First Union Rights" means rights to purchase shares of First Union Stock issued under the First Union Rights Agreement.

   "First Union Rights Agreement" means the Shareholder Protection Rights Agreement, dated as of December 19, 2000, between First Union and First Union National Bank, as Rights Agent.

   "First Union Stock" means, collectively, the First Union Common Stock and the First Union Preferred Stock.

   "First Union Stock Option" has the meaning assigned in Section 3.05.

   "First Union Stock Option Agreement" has the meaning assigned in the Recitals.

   "First Union Stock Plans" means the First Union 1998 Stock Incentive Plan, the First Union 1999 Employee Stock Plan, the First Union 1996 Master Stock Compensation Plan and the First Union 1992 Master Stock Compensation Plan.

   "Former First Union Directors" has the meaning assigned in Section 2.06(b).

   "Former Wachovia Directors" has the meaning assigned in Section 2.06(b).

   "GAAP" means United States generally accepted accounting principles.

   "Governmental Authority" means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

   "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

   "Indemnified Party" has the meaning assigned in Section 6.11(a).

   "Joint Proxy Statement" has the meaning assigned in Section 6.03(a).

   "Lapse Date" has the meaning assigned in Section 2.06(a).

   "Lien" means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

   "Material Adverse Effect" means, with respect to First Union or Wachovia, any effect that

     (a) is material and adverse to the financial condition, results of operations or business of First Union and its Subsidiaries, taken as a whole, or Wachovia and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clause (1), (2) or (3), to the extent that the effect of a change on it is not materially different than on comparable U.S. banking or financial services organizations) the impact of (1) changes in banking and other laws of general applicability or changes in the interpretation thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to U.S. banking or financial services organizations generally, (3) changes in prevailing interest rates or other general economic conditions affecting U.S. banking or financial services organizations generally, (4) this Agreement and the transactions contemplated hereby or the announcement thereof, (5) actions or omissions of a party to this Agreement taken with the prior written consent of the other party to this Agreement, in contemplation of the transactions contemplated hereby, and (6) to the extent consistent with GAAP, any modifications or changes to valuation policies or practices, or restructuring charges, in each case taken with the prior approval of First Union or Wachovia, as the case may be, in connection with the Merger; or

     (b) would materially impair the ability of First Union or Wachovia, respectively, to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

   "Merger" has the meaning assigned in the Recitals.

   "New Certificates" has the meaning assigned in Section 3.03(a).

   "NYSE" means the New York Stock Exchange, Inc.

   "Old Certificates" has the meaning assigned in Section 3.03(a).

   "party" means First Union or Wachovia.

   "Pension Plan" has the meaning assigned in Section 5.03(m).

   "person" is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

   "Plans" has the meaning assigned in Section 5.03(m).

   "Previously Disclosed" means information set forth by a party in the applicable paragraph of its Disclosure Schedule, or any other paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the section of this Agreement in question).

   "Purchase and Sale Agreement" has the meaning assigned in this Section 1.01.

   "Registration Statement" has the meaning assigned in Section 6.03(a).

   "Regulatory Authorities" has the meaning assigned in Section 5.03(j).

   "Regulatory Filings" has the meaning assigned in Section 5.03(h).

   "Representatives" means, with respect to any person, such person's directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

   "Requisite Regulatory Approvals" has the meaning assigned in Section
6.10(a).

   "Rights" means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such first person.

   "SEC" means the United States Securities and Exchange Commission.

   "Secretary of State" means the Secretary of State of the State of North Carolina.

   "Section 16 Information" means information regarding the Wachovia Insiders, the number of shares of Wachovia Common Stock held or to be held by each such Wachovia Insider expected to be exchanged for First Union Common Stock in the Merger, and the number and description of the options to purchase shares of Wachovia Common Stock held by each such Wachovia Insider and expected to be converted into options to purchase shares of First Union Common Stock in connection with the Merger.

   "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

   "Stock Option Agreements" has the meaning assigned in the Recitals.

   "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.

   "Superior Proposal" means a bona fide written Acquisition Proposal which the First Union Board or the Wachovia Board, as the case may be, concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby,
(1) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of "Superior Proposal", the references to "more than 15%" in the definition of Acquisition Proposal shall be deemed to be references to "a majority" and the definition of Acquisition Proposal shall only refer to a transaction involving First Union or Wachovia, as the case may be, and not their respective Significant Subsidiaries.

   "Surviving Corporation" has the meaning assigned in the Recitals.

   "Takeover Laws" has the meaning assigned in Section 5.03(p).

   "Takeover Provisions" has the meaning assigned in Section 5.03(p).

   "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Time.

   "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

   "Wachovia" has the meaning assigned in the preamble to this Agreement.

   "Wachovia Affiliate" has the meaning assigned in Section 6.07.

   "Wachovia Benefit Arrangements" has the meaning assigned in Section
6.12(a).

   "Wachovia Board" means the Board of Directors of Wachovia.

   "Wachovia Common Stock" means the common stock, par value $5.00 per share, of Wachovia.

   "Wachovia DRIP" means Wachovia's Dividend Reinvestment and Common Stock Purchase Plan.

   "Wachovia Insiders" means those officers and directors of Wachovia subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

   "Wachovia Meeting" has the meaning assigned in Section 6.02(c).

   "Wachovia Person" has the meaning assigned in Section 8.03(b).

   "Wachovia Preferred Stock" means the preferred stock, par value $5.00 per share, of Wachovia.

   "Wachovia Stock" means, collectively, the Wachovia Common Stock and the Wachovia Preferred Stock.

   "Wachovia Stock Option" has the meaning assigned in Section 3.05.

   "Wachovia Stock Option Agreement" has the meaning assigned in the Recitals.

   "Wachovia Stock Plans" means the Senior Management and Director Stock Plan of Wachovia Corporation, as amended, the Wachovia Deferred Compensation Plan, as amended, the Amended and Restated Wachovia Corporation Stock Plan and the Wachovia Corporation Director Deferred Stock Unit Plan, and other stock plans assumed by Wachovia in previous acquisitions.

   1.02 Interpretation. (a) In this Agreement, except as context may otherwise require, references:

     (1) to the Preamble, Recitals, Sections, Exhibits, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Exhibit, Annex or Schedule to, this Agreement;

     (2) to this Agreement are to this Agreement, and the Annexes and Schedules to it, taken as a whole;

     (3) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms hereof); and to any section of any statute or regulation are to any successor to the section;

     (4) to the "transactions contemplated hereby" includes the transactions provided for in the Stock Option Agreements as well as this Agreement (including the Annexes to it);

     (5) to any Governmental Authority include any successor to that Governmental Authority; and

     (6) to the date of this Agreement are to April 15, 2001.

   (b) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

   (c) The words "include," "includes" or "including" are to be deemed followed by the words "without limitation."

   (d) The words "herein," "hereof" or "hereunder", and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

   (e) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

   (f) No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, which action or omission would violate applicable law (whether statutory or common law), rule or regulation.

                                  ARTICLE II

                                  The Merger

   2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Wachovia will merge with and into First Union at the Effective Time. At the Effective Time, the separate corporate existence of Wachovia will terminate. First Union will be the Surviving Corporation, and will continue its corporate existence under the laws of the state of North Carolina.

   2.02 Closing. The closing of the Merger (the "Closing") will take place in the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, at 10:00 a.m. on the third business day (unless the parties agree to another time or date) after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the "Closing Date").

   2.03 Effective Time. Subject to the provisions of this Agreement, in connection with the Closing First Union will duly execute and deliver articles of merger (the "Articles of Merger") to the Secretary of State for filing under Section 55-11-05 of the BCA. The parties will make all other filings or recordings required under the BCA and the Merger will become effective when the Articles of Merger are filed in the office of the Secretary of State, or at such later date or time as First Union and Wachovia agree and specify in the Articles of Merger (the time the Merger becomes effective being the "Effective Time").

   2.04 Effects of the Merger. The Merger will have the effects prescribed by the BCA and this Agreement.

   2.05 Articles of Incorporation and By-laws. (a) The First Union Articles, as in effect immediately before the Effective Time and amended as specified in Annex 3, will be the articles of incorporation of the Surviving Corporation as of the Effective Time.

   (b) The First Union By-Laws, as in effect immediately before the Effective Time and amended as specified in Annex 4, will be the by-laws of the Surviving Corporation as of the Effective Time.

   2.06 Corporate Governance. (a) Survival of Section 2.06. Notwithstanding any other provision in this Agreement, the provisions of this Section 2.06 are intended to survive the Effective Time and remain continuously in effect until immediately after the close of the annual meeting of shareholders of the Surviving Corporation held in 2004 (the "Lapse Date"), at which time the provisions of this Section 2.06 terminate. This Section 2.06(a) does not affect the term of any Employment Agreements referred to in this Section 2.06.

   (b) Board of Directors.

     (1) Composition. At the Effective Time, the Surviving Corporation's board of directors will comprise 18 directors, to consist of 9 current members of the First Union Board designated by First Union before the Effective Time ("Former First Union Directors"), and 9 current members of the Wachovia Board designated by Wachovia before the Effective Time ("Former Wachovia Directors"). The Former First Union Directors and Former Wachovia Directors who are designated each will be split as equally as possible among the three classes of directors. The members of the Surviving Corporation's board of directors as of the Effective Time will serve as directors until their respective successors are duly elected and qualified in accordance with the First Union Articles, First Union By-laws and applicable law. Unless he earlier resigns or retires, the current Chairman, President and Chief Executive Officer of Wachovia, Mr. L.M. Baker, Jr., will be a member of the Surviving Corporation's board of directors. Unless he earlier resigns or retires, the current Chairman, President and Chief Executive Officer of First Union, Mr. G. Kennedy Thompson, will be a member of the Surviving Corporation's board of directors.

     (2) Nomination of Directors. As set forth in Annex 3, certain provisions regarding qualifications and procedures for nomination of candidates for election as directors after the Effective Time will be contained in the Surviving Corporation's Articles of Incorporation.

   (c) Officers.

     (1) Composition. Unless he earlier resigns or retires and as long as he remains a director, Mr. Baker will be Chairman of the Board of the Surviving Corporation from the Effective Time until the Lapse Date. Unless he earlier resigns or retires, Mr. Thompson will be President and Chief Executive Officer of the Surviving Corporation from the Effective Time until the time at which Mr. Baker ceases to serve as Chairman (which will be no later than the Lapse Date) and thereafter in accordance with his Employment Agreement (as defined below). In addition, the First Union Board will adopt resolutions prior to the Effective Time electing those persons set forth in Annex 5 to the positions described in Annex 5 as of the Effective Time.

     (2) Employment Agreements. First Union (A) has an employment agreement with Mr. Thompson (that agreement, or any successor agreement, including any amendment thereto, an "Employment Agreement"), and (B) is entering into an employment agreement with Mr. Baker (that agreement, or any successor agreement, including any amendment thereto, also an "Employment Agreement"), each of which is intended to be in force at the Effective Time (as amended if necessary to be consistent with this Section 2.06). During the terms of their respective Employment Agreements, Mr. Baker and Mr. Thompson will have the respective powers, and perform the respective duties, set forth in each of their respective Employment Agreements, along with the duties of their offices as described in this Section 2.06 and the Surviving Corporation's Constituent Documents.

   (d) Modifications to the Corporate Governance Provisions. As set forth in Annex 3, provisions regarding certain actions of the Surviving Corporation's board of directors and the votes required for such actions will be contained in the Surviving Corporation's Constituent Documents.

   (e) Headquarters. The headquarters of the Surviving Corporation will be located in Charlotte, North Carolina.

                                  ARTICLE III

                       Consideration; Exchange Procedures

   3.01 Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Wachovia Stock, each share of Wachovia Common Stock outstanding immediately prior to the Effective Time will be converted into:


   (a) Two (the "Exchange Ratio") fully paid and nonassessable shares of First Union Common Stock and the requisite number of First Union Rights issued and attached to such shares under the First Union Rights Agreement; and

   (b) The right to receive, at the election of the holder, but subject to the election procedures set forth in Section 3.04(b), either:

     (1) Two DEPs; or

     (2) $0.48 in cash (the "Cash Payment").

   Notwithstanding anything in this Section 3.01 to the contrary, (x) at the Effective Time and by virtue of the Merger, each share of Wachovia Common Stock owned by First Union or held in Wachovia's treasury will be canceled and no shares of First Union Stock and no First Union Rights or other consideration will be issued or paid in exchange therefor, and (y) any holder of Wachovia Common Stock may elect to be paid the "fair value" of his or her Wachovia Common Stock pursuant to the procedure set forth in Article 13 of the BCA (such holder, a "Dissenting Stockholder") as if such procedures applied to the Merger; provided that such Dissenting Stockholder follows the procedures and takes action in accordance with such Article of the BCA. If any Dissenting Stockholder gives notice to Wachovia, Wachovia will promptly give First Union notice thereof, and First Union will have the right to participate in all negotiations and proceedings with respect to any such demands. Neither Wachovia nor the Surviving Corporation will, except with the prior written consent of First Union, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder fails to perfect or effectively withdraws or loses the right to dissent, the Wachovia Common Stock held by such Dissenting Stockholder will thereupon be treated as though such shares had been converted into First Union Common Stock pursuant to this Section 3.01(b).

   3.02 Cancellation of Shares. At the Effective Time, the shares of Wachovia Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist. Certificates that represented Wachovia Common Stock before the Effective Time will be deemed for all purposes to represent the number of shares of First Union Common Stock, into which they were converted pursuant to Section 3.01, and, as contemplated by the First Union Rights Agreement, attached First Union Rights, as well as the right to receive the additional consideration elected by the holder under Sections 3.01(b) and 3.04(b).

   3.03 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Wachovia Common Stock will cease to be, and will have no rights as, shareholders of Wachovia, other than rights to (a) receive any then unpaid dividend or other distribution with respect to such Wachovia Common Stock having a record date before the Effective Time and (b) receive the merger consideration provided under this Article III. After the Effective Time, there will be no transfers of shares of Wachovia Common Stock on the stock transfer books of Wachovia or the Surviving Corporation, and shares of Wachovia Common Stock presented to the Surviving Corporation for any reason will be canceled and exchanged in accordance with this Article III.

   3.04 Exchange Procedures. (a) As of the Effective Time, First Union will deposit with First Union's transfer agent or with a depository or trust institution of recognized standing selected by Wachovia and reasonably satisfactory to First Union (in such capacity, the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Wachovia Common Stock ("Old Certificates"), (1) certificates representing the shares of First Union Common Stock ("New Certificates") issuable to holders of Old Certificates under this Article III, (2) certificates representing DEPs issuable pursuant to Section 3.01(b)(1) and (3) cash payable pursuant to
Section 3.01(b)(2) and Section 3.05.

   (b) Promptly after the Effective Time, First Union will send or cause to be sent to each person who was a recordholder of Wachovia Common Stock immediately before the Effective Time transmittal materials for exchanging Old Certificates. The transmittal materials shall include an election form (the "Election Form") to each holder of record of Wachovia Common Stock. Pursuant to
Section 3.01(b), the Election Form will be used by each holder of Wachovia Common Stock to elect to receive either (1) two DEPs or (2) the Cash Payment, for each share of Wachovia Common Stock held by such holder. Any shares of Wachovia Common Stock with respect to which the recordholder thereof shall not have properly submitted to the Exchange Agent a properly completed Election Form by 90 days after the Effective Time shall be deemed to have elected to receive the Cash Payment. First Union will have reasonable discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Election Forms have been properly completed, signed and timely submitted or to disregard defects in Election Forms. Such decisions of First Union (or of the Exchange Agent) will be conclusive and binding absent manifest error. Neither First Union nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form submitted to the Exchange Agent. Shares of Wachovia Common Stock covered by an Election Form that is not effective will be treated as if no election had been made with respect to such shares of Wachovia Common Stock, which will result in such holder receiving the Cash Payment. Once an election is made it may not be revoked. A recordholder acting in different capacities or acting on behalf of other persons in any way will be entitled to submit an Election Form for each capacity in which such recordholder so acts with respect to each person for which it so acts. First Union will cause the New Certificates, the certificates representing the DEPs and/or any check in respect of dividends or distributions or the Cash Payment or for fractional shares, as applicable, that the shareholder will be entitled to receive to be delivered to that shareholder upon delivery to the Exchange Agent of appropriate Old Certificates (or customary indemnity if any of such certificates are lost, stolen or destroyed) owned by such shareholder along with the Election Form and other appropriate transmittal materials. No interest will be paid on any such cash or other consideration deliverable pursuant to this Article III.

   (c) Neither First Union, Wachovia nor the Exchange Agent will be liable to any former holder of Wachovia Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

   3.05 Fractional Shares. (a) Notwithstanding any other provision hereof, no fractional shares of First Union Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, First Union will pay to each holder of Wachovia Common Stock who would otherwise be entitled to a fractional share of First Union Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of First Union common stock (after taking into account the Exchange Ratio) by the last reported sale price of First Union Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the last NYSE trading day preceding the Effective Time.

   (b) Notwithstanding any other provision hereof, no fractional DEPs and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, in addition to the payment provided in Section 3.05(a), First Union will pay to each holder of Wachovia Common Stock who elects pursuant to Section 3.04(b) hereof to receive DEPs and would otherwise be entitled to a fractional share of such stock an amount in cash (without interest) determined by multiplying such fraction of a DEPs by $0.48 and dividing the product thereof by 2 (representing the number of DEPs issuable in respect of each share of Wachovia Common Stock).

   (c) First Union will pay to each holder of fractional shares of Wachovia Common Stock who elects pursuant to Section 3.04(b) hereof to receive the Cash Payment fractional amounts of the Cash Payment.

   3.06 Anti-Dilution Adjustments. If First Union changes (or the First Union Board sets a record date that will occur before the Effective Time for a change
in) the number or kind of shares of First Union Common
Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Exchange Ratio will be adjusted proportionately to account for such change.

   3.07 Stock Options. At the Effective Time, all outstanding and unexercised employee and director options to purchase shares of Wachovia Common Stock (each, a "Wachovia Stock Option") will cease to represent an option to purchase Wachovia Common Stock and will be converted automatically into options to purchase First Union Common Stock (each, a "First Union Stock Option"), and First Union will assume each Wachovia Stock Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to the instruments governing the Wachovia Stock Option; provided, however, that after the Effective Time:

     (a) the number of shares of First Union Common Stock purchasable upon exercise of each Wachovia Stock Option will equal the product of (1) the number of shares of Wachovia Common Stock that were purchasable under the Wachovia Stock Option immediately before the Effective Time and (2) the Exchange Ratio, rounded to the nearest whole share;

     (b) the per share exercise price for each Wachovia Stock Option will equal the quotient of (1) the per share exercise price of the Wachovia Stock Option in effect immediately before the Effective Time and (2) the Exchange Ratio, rounded to the nearest cent; and

     (c) the holder of any Wachovia Stock Option will not be entitled to receive any Cash Payment or any DEPs as provided for in Sections 3.01(b) and 3.04(b) unless such Wachovia Stock Option is exercised before the Effective Time.

Notwithstanding the foregoing, each Wachovia Stock Option that is intended to be an "incentive stock option" (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code. Accordingly, with respect to any incentive stock options, fractional shares will be rounded down to the nearest whole number of shares and, where necessary, the per share exercise price will be rounded up to the nearest cent. Before the Effective Time, First Union will take all corporate action necessary to reserve for issuance a sufficient number of shares of First Union Common Stock for delivery upon exercise of First Union Stock Options in accordance with this Section 3.07. As soon as practicable after the Effective Time, First Union will file one or more appropriate registration statements (on Form S-3 or Form S-8 or any successor or other appropriate forms) with respect to the First Union Common Stock underlying the First Union Stock Options described in this
Section 3.07, and will use all reasonable best efforts to maintain the effectiveness of those registration statements and the current status of the related prospectuses for so long as the Wachovia Stock Options remain outstanding.

   3.08 Effect on First Union Stock. Each share of First Union Stock outstanding immediately prior to the Effective Time will remain outstanding.

                                   ARTICLE IV

                       Conduct of Business Pending Merger

   4.01 Forebearances. First Union and Wachovia each agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or the Stock Option Agreements or as Previously Disclosed, without the prior written consent of the other party (which consent will not be unreasonably withheld or delayed), it will not, and will cause each of its Subsidiaries not to:

     (a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Agreement or the Stock Option Agreements or to consummate the transactions contemplated hereby.

     (b) Banking Operations. Enter into any new material line of business or change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority.

     (c) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date of this Agreement or pursuant to the Stock Option Agreements or the Wachovia DRIP, (1) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock, including issuances of new shares of Wachovia Common Stock under Wachovia's Retirement Savings and Profit Sharing Plan or (2) permit any additional shares of its stock to become subject to new grants, except issuances of employee or director stock options or other stock-based employee Rights, in either case, in the ordinary course of business consistent with past practice.

     (d) Dividends, Distributions, Repurchases. (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, (B) regular quarterly dividends on its common stock at a rate equal to the rate paid by it during the fiscal quarter immediately preceding the date hereof, (C) in the case of Wachovia, the distribution of rights pursuant to a shareholder rights plan adopted after the date hereof that contains an exemption for this Agreement and the transactions contemplated hereby) or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business to satisfy obligations under dividend reinvestment or employee benefit plans).

     (e) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole; provided, that the foregoing shall not apply to the transactions contemplated by the Purchase and Sale Agreement.

     (f) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain.

     (g) Constituent Documents. Amend its Constituent Documents or the Constituent Documents (or similar governing documents) of any of its Significant Subsidiaries.

     (h) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements.

     (i) Adverse Actions. Notwithstanding anything herein to the contrary,
  (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in
  Article VII not being satisfied, except as may be required by applicable law or regulation; provided, that nothing in this Section 4.01(i) shall preclude either party from exercising its respective rights under the Stock Option Agreements.

     (j) Indebtedness. Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

     (k) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

   4.02 Coordination of Dividends. Until the Effective Time, First Union and Wachovia will coordinate on the declaration of any dividends or other distributions with respect to First Union Common Stock and Wachovia Common Stock and the related record dates and payment dates, it being intended that First Union and Wachovia shareholders will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of First Union Common Stock or Wachovia Common Stock (including any shares of First Union Common Stock received in exchange therefor in the Merger), as the case may be; provided that Wachovia shall in all events be permitted to set a record date for the payment of its regular third quarter dividend (in an amount permitted by Section 4.01(d)(1)(B)) prior to the Closing Date.

                                   ARTICLE V

                         Representations and Warranties

   5.01 Disclosure Schedules. Before entry into this Agreement, First Union delivered to Wachovia a schedule, and within three business days after the date of this Agreement Wachovia will have delivered to First Union a schedule (respectively, each schedule a "Disclosure Schedule"), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or to one or more of its covenants contained in
Article IV; provided, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission by a party that such item is material or was required to be disclosed therein; and provided further that without First Union's prior written consent Wachovia's Disclosure Schedule may not include any exception item that was not disclosed to First Union prior to entry into this Agreement as part of the due diligence process conducted.

   5.02 Standard. For all purposes of this Agreement, no representation or warranty of Wachovia or First Union contained in Section 5.03 (other than the representations and warranties contained in Section 5.03(b) and 5.03(c), which shall be true in all material respects) will be deemed untrue, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 (read for this purpose without regard to any individual reference to "materiality" or "material adverse effect") has had or is reasonably likely to have a Material Adverse Effect with respect to Wachovia or First Union, as the case may be.

   5.03 Representations and Warranties. Except as Previously Disclosed, Wachovia hereby represents and warrants to First Union, and First Union hereby represents and warrants to Wachovia, to the extent applicable, as follows:

     (a) Organization, Standing and Authority. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified.

     (b) Wachovia Stock. In the case of Wachovia:

       The authorized capital stock of Wachovia consists of 1,000,000,000 shares of Wachovia Common Stock and 50,000,000 shares of Wachovia Preferred Stock. As of March 31, 2001, no more than 210,400,000 shares of Wachovia Common Stock and no shares of Wachovia Preferred Stock were outstanding. As of the date of this Agreement, no more than 21,100,000 shares of Wachovia Common Stock were reserved for issuance under the Wachovia Stock Plans (of which no more than 20,300,000 were reserved for issuance in respect of awards outstanding as of such date); and no more than 21,000 shares of Wachovia Common Stock were reserved for issuance upon conversion of convertible debt of Wachovia and its Subsidiaries. The outstanding shares of Wachovia Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except as set forth above or in the Wachovia Stock Option Agreement and except for shares issuable pursuant to the Wachovia DRIP and Wachovia's Retirement Savings and Profit Sharing Plan, as of the date of this Agreement, there are no shares of Wachovia Stock reserved for issuance, Wachovia does not have any Rights outstanding with respect to Wachovia Stock, and Wachovia does not have any commitment to authorize, issue or sell any Wachovia Stock or Rights, except pursuant to this Agreement, outstanding Wachovia Stock Options, the Wachovia Stock Plans and the dividend reinvestment segment of the Wachovia DRIP (which will be satisfied without issuance of new shares to the fullest extent possible). As of the date of this Agreement, Wachovia has no contractual obligations to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Wachovia Stock.

     (c) First Union Stock. In the case of First Union:

       The authorized capital stock of First Union consists of 2,000,000,000 shares of First Union Common Stock and 50,000,000 shares of First Union Preferred Stock (comprising 10,000,000 shares of Preferred Stock, no-par value, and 40,000,000 shares of Class A Preferred Stock, no-par value). As of the date of this Agreement, no more than 985,000,000 shares of First Union Common Stock and no shares of First Union Preferred Stock were outstanding. As of the date of this Agreement, no more than 80,000,000 shares of First Union Common Stock were subject to First Union Stock Options granted under the First Union Stock Plans. As of the date of this Agreement, there were no more than 60,000,000 shares of First Union Common Stock reserved for issuance under the First Union Stock Plans. The outstanding shares of First Union Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). The shares of First Union stock to be issued in the Merger have been duly authorized and, if and when issued in the Merger, will be fully paid and nonassessable. Except as set forth above or in the First Union Stock Option Agreement and except for the DEPs to be issued pursuant to
    Section 3.01(b)(1), as of the date of this Agreement, there are no shares of First Union Stock reserved for issuance, First Union does not have any Rights issued or outstanding with respect to First Union Stock, and First Union does not have any commitment to authorize, issue or sell any First Union Stock or Rights, except pursuant to this Agreement, outstanding First Union Stock Options, the First Union Stock Plans, the First Union Rights Agreement and the dividend reinvestment segment of First Union's Dividend Reinvestment Plan. As of the date of this Agreement, First Union has no contractual obligations to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of First Union Stock.

     (d) Significant Subsidiaries. (1) (A) It owns, directly or indirectly, all the outstanding equity securities of each of its Significant Subsidiaries free and clear of any Liens, (B) no equity securities of any of its Significant Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Significant Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Significant Subsidiaries (other than to it or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (E) all the equity securities of each Significant Subsidiary held by it or its Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided in 12 U.S.C. (S) 55 or comparable state laws in the case of bank Subsidiaries).

       (2) Each of its Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires it to be so qualified.

     (e) Power. It and each of its Subsidiaries has the corporate power (or comparable) and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreements and to consummate the transactions contemplated hereby and thereby.

     (f) Authority. It has duly authorized, executed and delivered this Agreement and has taken all corporate action necessary in order to execute and deliver the Stock Option Agreements. Subject only to receipt of the affirmative vote of the holders of a majority of the outstanding shares of First Union Common Stock or Wachovia Common Stock, as the case may be, to approve the plan of merger contained in this Agreement, this Agreement and the transactions contemplated hereby have been authorized by all necessary respective corporate action. This Agreement is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

     (g) Regulatory Approvals; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by it or any of its Subsidiaries in connection with the execution, delivery or performance by it of this Agreement and the Stock Option Agreements or to consummate the Merger except for (A) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by foreign, federal and state banking authorities, including applications and notices under the Bank Holding Company Act of 1956, the Federal Reserve Act to the Federal Reserve System, and an application to the New York State Banking Department, (B) filing of notices, and expiration of the related waiting period, under the HSR Act,
  (C) filings of applications and notices with, and receipt of approvals or nonobjections from, the SEC and state securities authorities, the National Association of Securities Dealers, Inc., applicable securities exchanges and self-regulatory organizations, as well as the Small Business Administration and state insurance authorities, (D) filing of the Registration Statement and Joint Proxy Statement with the SEC, and declaration by the SEC of the Registration Statement's effectiveness under the Securities Act, (E) receipt of the applicable shareholder approvals described in Section 5.03(f) and the approval of shareholders of investment companies advised by Wachovia or its Subsidiaries, (F) the filing of the Articles of Merger, and (G) such filings with applicable securities exchanges to obtain the authorizations for listing contemplated by this Agreement.

       (2) Subject to receipt of the regulatory consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the Stock Option Agreements) do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its Subsidiaries or to which it or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Constituent Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

       (3) As of the date hereof, it is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger.

     (h) Financial Reports and Regulatory Documents; Material Adverse
  Effect. (1) Its Annual Reports on Form 10-K for the fiscal years ended December 31, 1999 and 2000, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 1998 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (collectively, its "Regulatory Filings") with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules) fairly presented in all material respects its financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of it and its

  Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

       (2) Since December 31, 2000, it and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

       (3) Since December 31, 2000, (A) it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and
    (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

     (i) Litigation. Except as Previously Disclosed or set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2000, there is no suit, action, investigation or proceeding pending or, to its knowledge, threatened against or affecting it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) that, individually or in the aggregate, is (1) material to it and its Subsidiaries, taken as a whole, or (2) that is reasonably likely to prevent or delay it in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

     (j) Regulatory Matters. It is a financial holding company, as defined in
  Section 2(p) of the Bank Holding Company Act of 1956, as amended. Neither it nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities").

     (k) Compliance with Laws. It and each of its Subsidiaries:

       (1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses;

       (2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened; and

       (3) has received, since December 31, 1998, no written notification from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization.

     (l) Material Contracts; Defaults. (1) Except for those agreements and other documents filed as exhibits to its Regulatory Filings, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a "material contract" within the meaning of
  Item 601(b)(10) of the SEC's Regulation S-K, (B) that restricts the conduct of business by it or any of its Subsidiaries or its or their ability to compete in any line of business or (C) with respect to employment of an officer, director or consultant.

       (2) Neither it nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

     (m) Employee Benefit Plans. (1) All material benefit and compensation plans, contracts, policies or arrangements covering its current employees or former employees and those of its Subsidiaries (its "Employees") and its current or former directors, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (its "Benefit Plans"), are Previously Disclosed. True and complete copies of all Benefit Plans, including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans, and all amendments thereto, have been made available to the other party.

       (2) All employee benefit plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA, covering its Employees (its "Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan"), and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances reasonably likely to result in revocation of any such favorable determination letter. Each Plan which is intended to be part of a voluntary employees' beneficiary association within the meaning of
    Section 501(c)(9) of the Code has (i) received an opinion letter from the Internal Revenue Service recognizing its exempt status under
    Section 501(c)(9) of the Code and (ii) filed a timely notice with the Internal Revenue Service pursuant to Section 505(c) of the Code, and it is not aware of circumstances likely to result in the loss of the exempt status of such Plan under Section 501(c)(9) of the Code. There is no material pending or, to the knowledge of Wachovia or First Union, as the case may be, threatened litigation relating to its Plans. Neither it nor any of its Subsidiaries has engaged in a transaction with respect to any of its Plans that, assuming the taxable period of such transaction expired as of the date hereof, could subject it or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

       (3) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by it or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under
    Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). None of it, any of its Subsidiaries or any of its ERISA Affiliates has contributed to a "multiemployer plan", within the meaning of Section 3(37) of ERISA, at any time on or after September 26, 1980. No notice of a "reportable event", within the meaning of
    Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any of its Pension Plans or by any of its ERISA Affiliates within the 12-month period ending on the date hereof.

       (4) All contributions required to be made under the terms of any of its Plans have been timely made or have been reflected on its consolidated financial statements included in its Regulatory Filings. None of its Pension Plans or any single-employer plan of any of its ERISA Affiliates has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and none of its ERISA Affiliates has an outstanding funding waiver. Neither it nor any of its Subsidiaries has provided, or is required to provide, security to any of its Pension Plans or to any single-employer plan of any of its ERISA Affiliates pursuant to Section 401(a)(29) of the Code.

       (5) There has been no amendment to, announcement by it or any of its subsidiaries relating to, or change in employee participation or coverage under, any Plan which would increase materially the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year. Neither its execution of this Agreement or the Stock Option Agreements, the performance of its obligations hereunder or under the Stock Option Agreements, the consummation of the transactions contemplated by this Agreement and the Stock Option Agreements, the termination of the employment of any of its employees within a specified time of the Effective Time nor shareholder approval of the transactions covered by this Agreement, will (x) limit its right, in its sole discretion, to administer or amend in any respect or terminate any of its Benefit Plans or any related trust, (y) entitle any of its employees or any employees of its Subsidiaries to severance pay or any increase in severance pay, or (z) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of its Benefit Plans. Without limiting the foregoing, as a result of the consummation of the transactions contemplated by this Agreement (including, without limitation, as a result of the termination of the employment of any of its employees within a specified time of the Effective Time) neither it nor any of its Subsidiaries will be obligated to make a payment to an individual that would be a "parachute payment" to a "disqualified individual" as those terms are defined in
    Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

     (n) Taxes. (1) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to it and its Subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate in all material respects, (2) all Taxes shown to be due on the Tax Returns referred to in clause (1) or that are otherwise due and payable have been paid in full, (3) all Taxes that it or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Authority in a timely manner, to the extent due and payable, and (4) no extensions or waivers of statutes of limitation have been given by or requested with respect to any of its U.S. federal income taxes or those of its Subsidiaries. It has made provision in accordance with GAAP, in the financial statements included in the Regulatory Filings filed before the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed before the date hereof. As of the date hereof, neither it nor any of its Subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No Liens for Taxes exist with respect to any of its assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP. Neither it nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

     (o) Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

     (p) Takeover Laws and Provisions. It has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby (and the Stock Option Agreements and the transactions contemplated thereby) from, and this Agreement and the transactions contemplated hereby (and the Stock Option Agreements and the transactions contemplated thereby) are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other antitakeover laws and regulations of any state (collectively, "Takeover Laws"), including Articles 9 and 9A of the BCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby (and the Stock Option Agreements and the transactions contemplated thereby) comply with, and this Agreement and the transactions contemplated hereby (and the Stock Option Agreements and the transactions contemplated thereby) do comply with, the requirements of any Articles, Sections or provisions of its Constituent Documents concerning "business combination," "fair price," "voting requirement," "constituency requirement" or other related provisions (collectively, "Takeover Provisions").

     (q) Financial Advisors, Etc. (1) None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated herein, except that, in connection with this Agreement and the Stock Option Agreements, First Union has retained Merrill Lynch & Co. as its financial advisor and Wachovia has retained Credit Suisse First Boston Corporation and Goldman, Sachs & Co. as its financial advisors, the arrangements with which have been disclosed to the other party prior to the date hereof.

       (2) As of April 15, 2001, (A) Wachovia has received a written opinion of Credit Suisse First Boston Corporation to the effect that the Exchange Ratio is fair from a financial point of view to holders of Wachovia Common Stock and (B) First Union has received a written opinion of Merrill Lynch & Co. to the effect that the Exchange Ratio is fair from a financial point of view to First Union and holders of First Union Common Stock.

       (3) As of May 22, 2001, Wachovia has received opinions of Credit Suisse First Boston and Goldman, Sachs & Co. to the effect that the Exchange Ratio is fair from a financial point of view to holders of Wachovia Common Stock.


                                   ARTICLE VI

                                   Covenants

   6.01 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, First Union and Wachovia will use all reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

   (b) First Union agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures and other instruments required for the due assumption of Wachovia's outstanding debt, guarantees, securities, and (to the extent informed of such requirement by Wachovia) other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

   6.02 Shareholder Approvals. (a) The Wachovia Board adopted this Agreement and the plan of merger it contains and adopted resolutions recommending as of the date hereof to Wachovia's shareholders approval of the plan of merger contained in this Agreement and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated by this Agreement.

   (b) The First Union Board adopted this Agreement and the plan of merger it contains and adopted resolutions recommending as of the date hereof to First Union's shareholders the approval of the plan of merger contained in this Agreement and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated by this Agreement.

   (c) The First Union Board and Wachovia Board each will submit to their shareholders the plan of merger contained in this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, First Union and Wachovia each will take, in accordance with applicable law and its respective Constituent Documents, all action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the "First Union Meeting" and the "Wachovia Meeting", respectively), as promptly as practicable, to consider and vote upon approval of the plan of merger as well as any other such matters. The First Union Board and Wachovia Board each will use all reasonable best efforts to obtain from their respective shareholders a vote approving the plan of merger contained in this Agreement. However, if the Wachovia Board or First Union Board, after consultation with (and based on the advice of) counsel, determines in good faith that, because of a conflict of interest or other special circumstances (it being agreed that such special circumstances will include, for purposes of this Agreement, the receipt by a party of an Acquisition Proposal that such party's board of directors concludes in good faith constitutes a Superior Proposal), it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the plan of merger set forth in this Agreement, then in submitting the plan of merger to the Wachovia Meeting or the First Union Meeting, as the case may be, the Wachovia Board or First Union Board, as the case may be, may submit the plan of merger to its respective shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof, described in Sections 6.02(a) and (b), may not be rescinded or amended), in which event the Wachovia Board or First Union Board, as the case may be, may communicate the basis for its lack of a recommendation to the shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that it may not take any actions under this sentence until after giving the other party hereto at least five business days to respond to such Acquisition Proposal (and after giving the other party notice of the latest material terms, conditions and third party in the Acquisition Proposal) and then taking into account any amendment or modification to this Agreement proposed by the other party hereto (it being agreed that Section 4 of the Confidentiality Agreement will not preclude such a response or proposal).

   6.03 SEC Filings. (a) First Union and Wachovia will cooperate in ensuring that all filings required under SEC Rules 165, 425 and 14a-12 are timely and properly made. First Union also will prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by First Union with the SEC in connection with the issuance of First Union Common Stock and DEPs in the Merger, and the parties will jointly prepare the joint proxy statement and prospectus and other proxy solicitation materials of First Union and Wachovia constituting a part thereof (the "Joint Proxy Statement") and all related documents. The parties agree to cooperate, and to cause their Subsidiaries to cooperate, with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Joint Proxy Statement; and provided that both parties and their respective Subsidiaries have cooperated as required above, First Union and Wachovia agree to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable. Each of First Union and Wachovia will use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. First Union also agrees to use all reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Wachovia agrees to furnish to First Union all information concerning Wachovia, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

   (b) First Union and Wachovia each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the First Union Meeting or the Wachovia Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. First Union and Wachovia each further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

   (c) First Union will advise Wachovia, promptly after First Union receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Union Common Stock or DEPs for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

   6.04 Press Releases. First Union and Wachovia will consult with each other before issuing any press release, written employee communication or other written shareholder communication with respect to the Merger or this Agreement and will not issue any such communication or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable law or securities exchange rules. First Union and Wachovia will cooperate to develop all public communications and make appropriate members of management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

   6.05 Access; Information. (a) Each of First Union and Wachovia agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford the other party, and the other party's officers, employees, counsel, accountants and other authorized Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it will furnish promptly to such other party (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request. Neither party nor any of its Subsidiaries will be required to afford access or disclose information that would jeopardize attorney-client privilege or contravene any binding agreement with any third party. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

   (b) Each party agrees that it will hold any information which is nonpublic and confidential to the extent required by, and in accordance with, the Confidentiality Agreement dated April 5, 2001 between First Union and Wachovia (the "Confidentiality Agreement").

   (c) No investigation by either party of the business and affairs of the other party, pursuant to this Section 6.05 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

   6.06 Acquisition Proposals. First Union and Wachovia each agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries' officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal or waive any provision of or amend the terms of the First Union Rights Agreement, in respect of an Acquisition Proposal; provided that, in the event either party receives an unsolicited bona fide Acquisition Proposal and such party's board of directors concludes in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries' Representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the board of directors of such party concludes in good faith (and based on the advice of counsel) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement as entered into on April 5, 2001. Each of First Union and Wachovia will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Wachovia or First Union, as the case may be, with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. First Union and Wachovia will promptly (within one business day) advise the other party following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep the other party apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Transaction) on a current basis.

   (b) Nothing contained in this Agreement shall prevent a party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

   6.07 Affiliate Agreements. Not later than the 15th day before the mailing of the Joint Proxy Statement, Wachovia will deliver to First Union a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Wachovia Meeting, deemed to be an "affiliate" of Wachovia (each, a "Wachovia Affiliate") as that term is used in Rule 145 under the Securities Act. Wachovia will use its reasonable best efforts to cause each person who may be deemed to be a Wachovia Affiliate to execute and deliver to First Union and Wachovia on or before the date of mailing of the Joint Proxy Statement an agreement in substantially the form attached hereto as Annex 6.

   6.08 Takeover Laws and Provisions. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party will take any action that would cause the transactions contemplated by this Agreement not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

   6.09 Exchange Listing. First Union will use (a) all reasonable best efforts to cause the shares of First Union Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time and (b) to use reasonable efforts to cause the DEPs to be issued in the Merger to be listed on a securities, futures or options exchange or quoted on a dealer quotation system.

   6.10 Regulatory Applications. (a) First Union and Wachovia and their respective Subsidiaries will cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement (the "Requisite Regulatory Approvals") and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of First Union and Wachovia will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

   (b) First Union and Wachovia will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transaction contemplated by this Agreement.

   6.11 Indemnification. (a) Following the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former directors, officers and employees of Wachovia and its Subsidiaries (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") as incurred, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or before the Effective Time (including the transactions contemplated by this Agreement) (1) to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Constituent Documents and indemnification agreements, if any, in effect on the date of this Agreement with Wachovia and its Subsidiaries, and (2) without limitation of clause (1), to the fullest extent permitted by law.

   (b) For a period of six years following the Effective Time, First Union will use all reasonable best efforts to provide director's and officer's liability insurance that serves to reimburse the present and former officers and directors of Wachovia or any of their respective Subsidiaries (determined as of the Effective Time) (as opposed to Wachovia or such Subsidiary) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement) which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Wachovia; provided, that if First Union is unable to maintain or obtain the insurance called for by this Section 6.11(b), First Union will use all reasonable best efforts to obtain as much comparable insurance as is reasonably available; and provided, further, that officers and directors of Wachovia or any Subsidiary may be required to make application and provide customary representations and warranties to First Union's insurance carrier for the purpose of obtaining such insurance.

   (c) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify First Union; provided that failure so to notify will not affect the obligations of First Union under Section 6.11(a) unless and to the extent that First Union is actually and materially prejudiced as a consequence.

   (d) If First Union or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, First Union will cause proper provision to be made so that the successors and assigns of First Union will assume the obligations set forth in this Section 6.11.

   (e) The provisions of this Section 6.11 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives.

   6.12 Benefit Plans. (a) The Surviving Corporation will, from and after the Effective Time, (1) comply with the Benefit Arrangements of Wachovia (the "Wachovia Benefit Arrangements") in accordance with their terms and continue to provide such benefits until such time as the employees of Wachovia become participants in replacement Surviving Corporation Benefit Arrangements, (2) provide employees of Wachovia who become employees of the Surviving Corporation with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of First Union, (3) provide employees of Wachovia who become employees of the Surviving Corporation credit for years of service with Wachovia or any of its Subsidiaries before the Effective Time for the purpose of eligibility (including eligibility for retirement) and vesting in the Benefit Arrangements of First Union (the "First Union Benefit Arrangements") and any future Benefit Arrangements of the Surviving Corporation, and benefit determination and accrual (provided that there will be no double-counting of service credit) in the Benefit Arrangements of First Union (excluding First Union tax-qualified defined benefit pension plan, which accruals are described in clause (4) below) and any future Benefit

Arrangements of the Surviving Corporation, (4) provide employees of Wachovia who become employees of the Surviving Corporation a defined benefit pension benefit under First Union's tax-qualified defined benefit plan that shall be the greater of (A) the benefit determined under the benefit formula of the First Union plan taking into account service from the Effective Time plus Wachovia service as reflected in the Wachovia tax-qualified defined benefit pension plan as of the Effective Time, or (B) the sum of the accrued benefit determined in the Wachovia defined benefit plan as of the Effective Time, adjusted to reflect any increase in the Wachovia plan final average compensation (as calculated under the First Union definition of final average compensation in effect as of the date hereof) resulting from giving effect to any compensation paid to the employees by the Surviving Corporation, plus the benefit determined in the First Union defined benefit plan using service from the Effective Time; provided that there will be no double-counting of service credit for such defined benefit plan, (5) cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under comparable Wachovia Benefit Arrangements) and eligibility waiting periods under group health plans of First Union to be waived with respect to employees of Wachovia who become employees of First Union or its Subsidiaries (and their eligible dependents) and (6) cause to be credited any deductibles or out-of-pocket expenses incurred by employees of Wachovia and their beneficiaries and dependents during the portion of the applicable plan year before their participation in the First Union Benefit Arrangements with the objective that there be no double counting during the year in which they first participate in the First Union Benefit Arrangements of such deductibles or out-of-pocket expenses. First Union, Wachovia and the Surviving Corporation will honor, or cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, Employees of Wachovia and its Subsidiaries, including, without limitation, any benefits or rights arising as a result of the Merger (either alone or in combination with any other event); it being understood and agreed to by the parties hereto that the Merger will constitute a "change in control" for purposes of all Wachovia Benefit Arrangements (excluding the Amended and Restated Wachovia Corporation Stock Plan as provided in Section 6.12(b)).

   (b) Before the Joint Proxy Statement is mailed to shareholders, the Management Resources and Compensation Committee of the Wachovia Board will exercise their authority under Section 21(a)(iv) of the Amended and Restated Wachovia Corporation Stock Plan to determine that this transaction will not constitute a change in control under the Amended and Restated Wachovia Corporation Stock Plan so as to trigger (solely as a result of such plan, as opposed to any other agreements, which shall remain unaffected by such committee action) accelerated vesting of all otherwise unvested stock options, phantom units and other stock-based awards under the Amended and Restated Wachovia Corporation Stock Plan. Notwithstanding the foregoing, the Human Resources Committee of the Surviving Corporation's board of directors (or other applicable administrator of the Wachovia Stock Plans) may, in its discretion, vest such stock-based compensation in the event Employees of Wachovia and its Subsidiaries terminate employment following the Merger. At the Effective Time, each right of any kind to acquire or receive Wachovia Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under any Wachovia Benefit Arrangement, except with respect to Wachovia Stock Options (which are covered under Section 3.05 hereof), shall be deemed to be converted into the right to acquire or receive (as the case may be) that number of shares of First Union Common Stock equal to the result of multiplying such Wachovia Common Stock by the Exchange Ratio, rounded to the nearest whole share, and such rights shall otherwise be subject to the terms and conditions applicable to the rights under the relevant Wachovia Benefit Arrangement. Similarly, all Wachovia Benefit Arrangements (and awards thereunder) providing for cash payments measured by the value of Wachovia Common Stock shall be deemed to refer to that number of shares of First Union Common Stock equal to the result of multiplying such Wachovia Common Stock by the Exchange Ratio, rounded to the nearest whole share, and such cash payments shall otherwise be made on the terms and conditions applicable under the Wachovia Benefit Arrangement. At or prior to the Effective Time, Wachovia shall adopt appropriate amendments to the Wachovia Benefit Arrangements to effectuate the provisions of this paragraph. As soon as practicable after the Effective Time, First Union shall, if registration of any interests in such Wachovia Benefit Arrangements or the shares of First Union Common Stock issued thereunder is required under the Securities Act, file an appropriate registration statement (on Form S-3 or Form S-8 or any successor or other appropriate forms) with respect to such interests or First Union Common Stock. Before the Effective Time, First Union will, if applicable, take all corporate action necessary to reserve for issuance a sufficient number of shares of First Union Common Stock for delivery under the Wachovia Benefit Arrangements.

   (c) During the period commencing at the Effective Time and ending 90 days after the date that final computer systems of First Union and Wachovia are converted, but no later than four years after the Closing Date (the "Conversion Period"), the Surviving Corporation shall provide severance benefits to its Employees (including those who were First Union Employees and Wachovia Employees immediately prior to the Effective Time) who terminate employment during the Conversion Period in accordance with the formulae used to determine the duration (or equivalent lump sum value) of salary continuation and COBRA subsidy under Wachovia's severance policies as of the date hereof, and using the Wachovia definition of eligibility (including, but not limited to, the definition of displacement and comparable job, provided that a "comparable job" may be more narrowly defined than as currently defined in the Amended and Restated Wachovia Corporation Severance Pay Plan) under its current severance plan. Such benefits may be provided under the First Union severance plan. No Employees of the Surviving Corporation shall be entitled to any severance benefits pursuant to this provision unless their employment is terminated during the Conversion Period. If the Surviving Corporation's Employees terminate employment after the Conversion Period, they will be entitled to severance benefits, if any, in accordance with the provisions of the Surviving Corporation's severance plan in effect at that time. For the purposes of determining the applicability of this Section 6.12(c) only, the date of an Employee's termination will be defined as the date the affected Employee is given formal written notification his or her job will be eliminated under the terms of the First Union severance plan. Nothing in this Section 6.12(c) shall prohibit the Surviving Corporation from establishing a different severance policy for employees hired by the Surviving Corporation after the Effective Time.

   6.13 Notification of Certain Matters. First Union and Wachovia will give prompt notice to the other of any fact, event or circumstance known to it that
(1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

   6.14 Exemption from Liability Under Section 16(b). Assuming that Wachovia delivers to First Union the Section 16 Information in a timely and accurate manner before the Effective Time, the First Union Board, or a committee of "non-employee directors" thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will reasonably promptly thereafter and in any event before the Effective Time adopt a resolution providing that the receipt by the Wachovia Insiders of First Union Common Stock in exchange for shares of Wachovia Common Stock, and of options to purchase shares of First Union Common Stock upon conversion of options to purchase shares of Wachovia Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are approved by the First Union Board or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act, such that any such receipt will be so exempt.

                                  ARTICLE VII

                            Conditions to the Merger

   7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of First Union and Wachovia to consummate the Merger is subject to the fulfillment or written waiver by First Union and Wachovia before the Effective Time of each of the following conditions:

     (a) Shareholder Approvals. The plan of merger contained in this Agreement shall have been duly approved by the requisite vote of the shareholders of First Union and Wachovia.

     (b) Regulatory Approvals. All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a condition on such approval that would, after the Effective Time, have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries.

     (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal the consummation of the Merger.

     (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

     (e) NYSE Listing. The shares of First Union Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     (f) Opinions of Tax Counsel. First Union shall have received an opinion of Sullivan & Cromwell, and Wachovia shall have received an opinion of Simpson Thacher & Bartlett, each dated the Closing Date and based on facts, representations and assumptions described in each such opinion, to the effect that (1) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, (2) First Union and Wachovia will each be a party to that reorganization within the meaning of Section 368(b) of the Code and (3) no gain or loss will be recognized by shareholders of Wachovia who receive shares of First Union Common Stock in exchange for all of their Wachovia Common Stock, except with respect to consideration received that does not constitute stock of First Union, including the Cash Payment and any cash received in lieu of fractional shares. In rendering such opinions, Sullivan & Cromwell and Simpson Thacher & Bartlett each will be entitled to receive and rely upon customary certificates and representations of officers of First Union and Wachovia.

   7.02 Conditions to Wachovia's Obligation. Wachovia's obligation to consummate the Merger is also subject to the fulfillment or written waiver by Wachovia before the Effective Time of each of the following conditions:

     (a) First Union's Representations and Warranties. The representations and warranties of First Union in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and Wachovia shall have received a certificate, dated the Closing Date, signed on behalf of First Union by the Chief Executive Officer or Chief Financial Officer of First Union to that effect.

     (b) Performance of First Union's Obligations. First Union shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Wachovia shall have received a certificate, dated the Closing Date, signed on behalf of First Union by the Chief Executive Officer or Chief Financial Officer of First Union to that effect.

   7.03 Conditions to First Union's Obligation. First Union's obligation to consummate the Merger is also subject to the fulfillment, or written waiver by First Union, before the Effective Time of each of the following conditions:

     (a) Wachovia's Representations and Warranties. The representations and warranties of Wachovia in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and First Union shall have received a certificate, dated the Closing Date, signed on behalf of Wachovia by the Chief Executive Officer or Chief Financial Officer of Wachovia to that effect.

     (b) Performance of Wachovia's Obligations. Wachovia shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and First Union shall have received a certificate, dated the Closing Date, signed on behalf of Wachovia by the Chief Executive Officer or Chief Financial Officer of Wachovia to that effect.

                                  ARTICLE VIII

                                  Termination

   8.01 Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time, by First Union or Wachovia:

     (a) Mutual Agreement. With the mutual agreement of the other party.

     (b) Breach. Upon 60 days' prior written notice of termination, if there has occurred and is continuing: (1) a breach by the other party of any representation or warranty contained herein, or (2) a breach by the other party of any of the covenants or agreements in this Agreement; provided that such breach (under either clause (1) or (2)) would entitle the non-breaching party not to consummate the Merger under Article VII.

     (c) Adverse Action. If the other party's board of directors submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with special and materially adverse conditions on such approval; or such board of directors otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.02; or such board of directors recommends to its shareholders an Acquisition Proposal other than the Merger; or such board of directors negotiates or authorizes the conduct of negotiations (and five business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that "negotiate" shall not be deemed to include the provision of information to, or the request and receipt of information from, any person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger.

     (d) Delay. If the Effective Time has not occurred by the close of business on January 16, 2002; provided, however, that the right to terminate this Agreement under this Section 8.01(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date; by First Union only, in the event that Wachovia has not delivered its Disclosure Schedule by the fifth business day after the date hereof in the manner contemplated by Section 5.01.

     (e) Denial of Regulatory Approval. If the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement is denied by final, nonappealable action of such Governmental Authority; provided, however, that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action.

   8.02 Effect of Termination and Abandonment. If this Agreement is terminated and the Merger is abandoned, neither party will have any liability or further obligation under this Agreement, except that termination will not relieve a party from liability for any breach by it of this Agreement and except that the first sentence of Section 5.03(q), Section 6.05(b), this Section 8.02 and
Article IX will survive termination of this Agreement. Notwithstanding the foregoing, in the event of any termination of this Agreement, the Stock Option Agreements shall remain in full force and effect in accordance with their respective terms.

                                   ARTICLE IX

                                 Miscellaneous

   9.01 Survival. The representations, warranties, agreements and covenants contained in this Agreement will not survive the Effective Time (other than Section 2.06, Article III, Sections 6.05(b), 6.11 and this Article IX).

   9.02 Waiver; Amendment. Before the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, but only in writing, or (b) amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate North Carolina law or require resubmission of this Agreement or the plan of merger contained herein to the shareholders of First Union or Wachovia.

   9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original.

   9.04 Governing Law. This Agreement is governed by, and will be interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within that State.

   9.05 Expenses. Each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that First Union and Wachovia will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Joint Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC, filing fees for the HSR Act notices and any other fees paid for filings with Governmental Authorities.

   9.06 Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given when personally delivered, facsimile transmitted (with confirmation) or mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

     If to First Union, to:

     First Union Corporation
     One First Union Center
     Charlotte, North Carolina 28288
     Attention: Mark C. Treanor, Esq.
              Executive Vice President and General Counsel
     Facsimile: (704) 374-7105

     with a copy to:

     Sullivan & Cromwell
     125 Broad Street
     New York, New York 10004
     Attention: H. Rodgin Cohen, Esq.
              Mitchell S. Eitel, Esq.
     Facsimile: (212) 558-3588

     If to Wachovia, to:
     Wachovia Corporation
     100 North Main Street
     Winston-Salem, NC 27150
     Attention: Kenneth W. McAllister, Esq.
              Senior Executive Vice President and General Counsel
     Facsimile: (336) 732-5959

     with a copy to:

     Simpson Thacher & Bartlett
     425 Lexington Avenue
     New York, New York 10017
     Attention: Lee Meyerson, Esq.
     Facsimile: (212) 455-2502

   9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement and the Stock Option Agreements represent the entire understanding of First Union and Wachovia regarding the transactions contemplated hereby and supersede any and all other oral or written agreements previously made or purported to be made, other than the Confidentiality Agreement, which will survive the execution and delivery of this Agreement (provided that the Confidentiality Agreement is hereby amended to provide that Section 4 of the Confidentiality Agreement will (1) no longer be binding on a party, and each party hereby waives the other party's obligations under Section 4, once a Triggering Event (as defined in the Stock Option Agreements) has occurred with respect to the other party and this Agreement has been terminated) and (2) not impair the rights of a party to make a response or propose amendments or modifications as contemplated by the final proviso to Section 6.02(b). No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any party in entering into this Agreement. Except for Section 6.11, which is intended to benefit the Indemnified Parties to the extent stated, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than First Union and Wachovia.

   9.08 Severability. If any provision of this Agreement or the application thereof to any person (including, without limitation, the officers and directors of First Union or Wachovia) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties. Prior to the termination of this Agreement in accordance with its terms, the absence of a vote, approval or adoption by the shareholders of First Union or Wachovia will not render invalid or inoperative any provision hereof not specifically required to be contained in the plan of merger to be adopted by such stockholders pursuant to Section 55-11-01(b) or 55-11-01(c)(1) of the BCA.

   9.09 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to revise the structure of the Merger and related transactions, provided that each of the transactions comprising the revised structure (1) does not change the amount or form of consideration to be received by the shareholders of Wachovia and the holders of Wachovia Stock Options, (2) is reasonably capable of consummation in as timely a manner as the structure contemplated herein, (3) would not reasonably be expected to cause the conditions in Section 7.01(f) hereof not to be satisfied and (4) is not otherwise prejudicial to the interests of the shareholders of either party. This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure.

                                                                         ANNEX 1

                    FORM OF WACHOVIA STOCK OPTION AGREEMENT

                            [Please see Appendix B]

                                                                         ANNEX 2

                   FORM OF FIRST UNION STOCK OPTION AGREEMENT

                            [Please see Appendix C]

                                                                         ANNEX 3

                                 AMENDMENTS TO
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                     OF THE
                             SURVIVING CORPORATION

   The following amendments will be made at the Effective Time to the Amended and Restated Articles of Incorporation of the Surviving Corporation:

     1. Article 1 will read as follows:

       "1. The name of the Corporation is Wachovia Corporation".

     2. The first two sentences of Article 4 will read as follows:

       "4. The aggregate number of shares which the Corporation shall have authority to issue is Three Billion Five Hundred Fifty Million (3,550,000,000) shares, divided into three (3) classes. The designation of each class, the number of authorized shares of each class, and the par value of each class, is as follows:

                                                                     Par Value
       Class                                        Number of Shares Per Share
       -----                                        ---------------- ---------
       Common Stock................................  3,000,000,000   $3.33 1/3
       Preferred Stock.............................     10,000,000      No-par
       Class A Preferred Stock.....................     40,000,000      No-par
       Dividend Equalization Preferred Shares......    500,000,000      No-par."

     3. The following text will be added to Article 4 to set forth certain preferences, privileges, limitations and relative rights of the Corporation's Dividend Equalization Preferred Shares, no par value, before issuance of any shares of such class:

       "1. Designation.

         (a) There is established a class of shares designated as Dividend Equalization Preferred Shares ("DEPs"), which is issuable solely as consideration to former holders of common stock of Wachovia
      Corporation in the merger of Wachovia Corporation with and into the Corporation.

         (b) DEPs redeemed, purchased or otherwise acquired by the Corporation or any of its subsidiaries (other than in a bona fide fiduciary capacity) shall be cancelled and may not be reissued. DEPs may be issued in fractional shares which are whole number multiples of one one-thousandth of a share, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of DEPs.

         (c) DEPs shall (1) with respect to distributions upon the liquidation, winding-up and dissolution of the Corporation, rank (x) senior to the Common Stock for the Liquidation Preference stated and defined in Section 4(a) below and (y) junior to each class or series of preferred stock (including the Preferred Stock and the Class A Preferred Stock) established by the Board of Directors after [insert date of Effective Time] and (2) with respect to dividend distributions, rank (x) pari passu with the Common Stock and (y) junior to each class or series of preferred stock (including the Preferred Stock and the Class A Preferred Stock) established by the Board of Directors after [insert date of Effective Time].

       2. Dividends.

         (a) (1) Subject to Section 2(c), the holders of full or fractional DEPs shall be entitled to receive cash dividends, when declared by the Board of Directors of the Corporation, but only out of funds legally available therefor, on the date in each fiscal quarter that regular quarterly dividends are payable on or in respect of the Common Stock, in an amount per whole share of DEPs equal to the amount determined under Section 2(b) below.

         (2) Each such dividend shall be paid to the holders of record of DEPs on the date fixed as the record date by the Board of Directors for the payment of such dividend or distribution on the Common Stock. If no dividend is declared with respect to the Common Stock by the fifth day prior to the last day of the second month of any particular fiscal quarter, a dividend calculated in accordance with this Section 2 (and assuming solely for this purpose that no dividend will be paid on the Common Stock for such fiscal quarter) shall be paid to each holder of record of DEPs as of the 15th day of the third month of such fiscal quarter, payable on the last day (or the next succeeding business day) of the third month of such fiscal quarter, and, if thereafter a dividend is declared with respect to the Common Stock during such fiscal quarter, no additional dividend on the DEPs shall be paid on the date of payment of such dividend on the Common Stock.

         (3) Dividends on each full and each fractional share of DEPs shall be cumulative from the date such full or fractional share is originally issued.

         (b) If the amount payable in cash as a dividend per share of Common Stock in a particular fiscal quarter is less than the Equalization Payment (as defined below), including if the amount of cash payable per share of Common Stock is zero or no dividend was declared with respect to the Common Stock, then the dividend payable on each full share of DEPs for such fiscal quarter shall be equal to the difference (if more than zero) of $0.30 (the "Equalization Payment") minus (1) the amount payable in cash of the dividend actually declared per share of Common Stock for that fiscal quarter or (2) zero if no dividend is declared with respect to the Common Stock by the date specified in the second sentence of Section 2(a)(2). No amount of dividend will be paid with respect to any share of DEPs in any particular fiscal quarter if the regular quarterly dividend declared by the Corporation per share of Common Stock for such fiscal quarter is greater than or equal to the Equalization Payment. Subject to Section 2(a)(2), no dividend will be paid on the DEPs other than in connection with regular quarterly dividends declared on the Common Stock.

         (c) The dividend rights of DEPs shall (1) commence on the first regular quarterly dividend record date to occur after the effective time of the merger of Wachovia Corporation into the Corporation and
      (2) expire immediately after the date (the "Dividend Expiration Date") upon which a regular quarterly dividend on the Common Stock was paid, if (x) the aggregate amount of dividends paid on the Common Stock for the three fiscal quarters immediately preceding such date, taken together with the regular quarterly dividend paid on the Common Stock on the day immediately prior to the Dividend Expiration Date, is equal to or greater than $1.20 and (y) all cumulative dividends on the DEPs have been paid in full. After the Dividend Expiration Date, holders of full or fractional DEPs will not be entitled to any dividends on the DEPs, regardless of whether any DEPs remain outstanding.

         (d) Holders of DEPs shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends as herein provided on DEPs.

         (e) If the Corporation shall at any time after the close of business on [insert date of Effective Time] (A) declare or pay a dividend on any Common Stock payable in Common Stock, (B) subdivide any Common Stock, (C) combine any Common Stock into a smaller number of shares or (D) distribute to its holders of Common Stock rights or warrants to acquire Common Stock, then and in each such case, references to "Common Stock" in these designations of the DEPs shall be references to the aggregate number (as a "package") of shares of Common Stock that a holder of one share of Common Stock immediately prior to such event would hold thereafter as a result thereof.

         (f) If the Corporation shall at any time after the close of business on [insert date of Effective Time], and before the Dividend Expiration Date, begin paying dividends on the Common Stock other than quarterly (e.g., semi-annually or annually), the Equalization Payment shall be multiplied by a fraction the numerator of which is 4 and the denominator of which is the number of regular dividend periods in a year as adjusted and other appropriate adjustments will be made by the Corporation to these designations of the DEPs as may be necessary such that the aggregate amount of dividends payable on the DEPs annually in accordance with the Equalization Payment set forth in this Section 2 will be the same as before such adjustment in the aggregate on an annualized basis.

       3. Merger, Consolidation, Reclassification. Prior to the Dividend Expiration Date, the Corporation shall not enter into any agreement with respect to, or consummate or permit to occur, any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property unless proper provisions are made such that the DEPs (or such other securities for which DEPs may be exchanged) have designated rights and privileges substantially identical to the DEPs (so that the rights are not materially and adversely changed from the rights herein provided), including that provisions are made to preserve the appropriate and proportionate rights and benefits of the Equalization Payment as were intended to be conferred on former shareholders of Wachovia Corporation upon creation of the DEPs.

       4. Liquidation.

         (a) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional DEPs shall be entitled, before any distribution or payment is made on any date to the holders of the Common Stock or any other stock of the Corporation ranking junior to the DEPs upon liquidation, to be paid in full an amount per whole share of DEPs equal to $0.01 (the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of DEPs, the holders of DEPs as such shall have no right or claim to any of the remaining assets of the Corporation.

         (b) In the event the assets of the Corporation available for distribution to the holders of DEPs upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to Section 4(a), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock or Class A Preferred Stock ranking on a parity with the DEPs upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the DEPs, ratably in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

         (c) Upon the liquidation, dissolution or winding up of the Corporation, the holders of DEPs then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its shareholders all amounts to which such holders are entitled pursuant to the first paragraph of this Section 4 before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to the DEPs.

         (d) For the purposes of this Section 4, the consolidation or merger of, or binding statutory share exchange by, the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

       5. Redemption, Conversion, Exchange.

         (a) The DEPs shall not be convertible or exchangeable. Other than as described in the next sentence, the DEPs shall not be redeemable. The DEPs shall be redeemable by the Corporation, at the Corporation's option and in its sole discretion, for an amount in cash equal to the Liquidation Preference per share of DEPs, after December 31, 2021.

         (b) In case of redemption of less than all of the DEPs at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot as determined by the Corporation in its sole discretion, provided that the Corporation may redeem all shares held by holders of fewer than
      100 DEPs (or by holders that would hold fewer than 100 DEPs following such redemption) prior to its redemption of other DEPs.

         (c) Notice of any redemption shall be sent by or on behalf of the Corporation no less than 30 nor more than 60 days prior to the date specified for redemption in such notice (the "Redemption Date"), by first class mail, postage prepaid, to all holders of record of the DEPs at their last addresses as they appear on the books of the Corporation; provided, however, that no failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any DEPs except as to the holder to whom the Corporation has failed to give notice or except as to the holder to whom notice was defective. In addition to any information required by applicable law or regulation or the rules of any exchange upon which the DEPs may be listed or admitted to trading, such notice shall state (1) that such redemption is being made pursuant to the redemption provisions of this Section 5,
      (2) the Redemption Date, (3) the redemption price, (4) the total number of DEPs to be redeemed and, if less than all shares held by such holder are to be redeemed, the number of such shares to be redeemed, and (5) the place or places where certificates for such shares are to be surrendered for payment of the redemption price, including any procedures applicable to redemption to be accomplished through book-entry transfers. Upon the mailing of any such notice of redemption, the Corporation shall become obligated to redeem, on the Redemption Date, all shares called for redemption.

      6. Voting Rights. Except as otherwise required by applicable law or regulation or the rules of a securities exchange upon which the DEPs may be listed or quoted, holders of the DEPs shall have no voting rights."

      4. A new Article 6 will be inserted, reading as follows:

      "6. The following provisions in Article 6 of these Amended and Restated Articles of Incorporation will be effective until immediately after the close of the annual meeting of shareholders of the Corporation held in 2004 (the "Lapse Date").

      A. Qualifications for Directors. Subject to the provisions of this
      Article 6 and subject to the terms of any class or series of stock having a preference over the common stock as to dividends or upon liquidation providing for special circumstances under which holders thereof may elect directors, until the Lapse Date, (1) in order to qualify for election as a director of the Corporation at an annual or special meeting of stockholders or by written consent of stockholders, an individual must be nominated either by (a) a stockholder entitled to vote in the election of directors who has complied with all requirements for such nomination that may be provided for in these Amended and Restated Articles of Incorporation and the Corporation's By-laws or (b) the applicable Nominating Committee (as defined below) provided for in this Section A of this
      Article 6 and (2) in order to qualify for election as a director of the Corporation by the board of directors to fill a vacancy or newly created directorship, an individual must be nominated to the board of directors by the applicable Nominating Committee (as defined below) provided for in this Section A of this Article 6. The qualification procedures for clauses (1)(b) and (2) of the previous sentence are known herein as the "Nomination Procedures".

         (i) (A) If the Board of Directors decides to increase at any time the number of members of the Board of Directors, the Board of Directors shall designate such new directorships in such a way as to cause the ratio of the number of Former First Union Directorships (as defined below) to the number of Former Wachovia Directorships (as defined below) (the "Ratio") to equal one.

         (B) If the Board of Directors decides to decrease the number of members of the Board of Directors, the Board of Directors shall designate those directorships that are up for election at the annual shareholders' meeting in such a way as to cause the Ratio to equal one.

         (C) If the Board of Directors decides to decrease, during any period between consecutive annual shareholders meetings, the number of members of the Board of Directors, the Board of Directors shall cause the Ratio to equal one.

     (ii) The board of directors may decide by the vote of a Special Majority (as defined below), on the recommendation of both a First Union Nominating Committee (as defined below) and a Wachovia Nominating Committee (as defined below), (A) not to designate any one or more directorships in the manner described in the previous paragraph (i), or (B) to determine that the Nominating Committee Procedures shall not apply to any one or more directorships.

     (iii) At [insert date of Effective Time], any director who was formerly a director of First Union Corporation shall be a "Former First Union Director" and any director who was formerly a director of Wachovia Corporation shall be a "Former Wachovia Director." Any person filling (by election or appointment) a Former First Union Directorship and nominated under the Nomination Procedures shall be considered a "Former First Union Director"; any person filling (by election or appointment) a Former Wachovia Directorship and qualified by the Nomination Procedures shall be considered a "Former Wachovia Director." Any person who is a Former First Union Director or Former Wachovia Director under this paragraph (iii) shall also be a "Continuing Director".

     (iv) For any directorship occupied by, vacated by, to be occupied by, or designated for a Former First Union Director (a "Former First Union Directorship"), the Nominating Committee will consist of two Former First Union Directors (a "First Union Nominating Committee"); for any directorship occupied by, vacated by, to be occupied by, or designated for a Former Wachovia Director (a "Former Wachovia Directorship"), the Nominating Committee will consist of two Former Wachovia Directors (a "Wachovia Nominating Committee"). Subject to the powers of the stockholders of the Corporation pursuant to these Articles, the By-Laws and under North Carolina law, the First Union Nominating Committee will have sole and exclusive power to nominate persons to fill the Former First Union Directorships and the Wachovia Nominating Committee will have the sole and exclusive power to nominate persons to fill the Former Wachovia Directorships. Either a First Union Nominating Committee or a Wachovia Nominating Committee may be referred to herein by the general term "Nominating Committee".

     (v) The members of the First Union Nominating Committee will be Former First Union Directors designated from time to time by Mr. G. Kennedy Thompson; the members of the Wachovia Nominating Committee will be Former Wachovia Directors designated from time to time by Mr. L.M. Baker, Jr.; provided, that, should Mr. Baker or Mr. Thompson be otherwise unable to recommend for appointment such members of a Nominating Committee, the members of the First Union Nominating Committee will be Former First Union Directors appointed by the most senior Former First Union Director then serving on the Board of Directors and the Former Wachovia Directors will be Former Wachovia Directors appointed by the most senior Former Wachovia Director then serving on the Board of Directors.

   B. Certain Officers and Actions by Special Majority. (1) Unless he earlier resigns or retires and as long as he remains a director, and, subject to this
Article 6, Mr. Baker (or his successor) will be Chairman of the Board of the Corporation until the Lapse Date and, unless he earlier resigns or retires, Mr. Thompson (or his successor) will be President and Chief Executive Officer of the Corporation. Unless he earlier resigns or retires and as long as he remains a director, at the time (not later than the Lapse Date) that Mr. Baker ceases to serve as the Chairman of the Board of the Corporation, Mr. Thompson (or his successor) will succeed Mr. Baker in that position, unless the Board of Directors, by vote of a Special Majority, decides otherwise. Should either person referred to in this Section B(1) cease to be a director, such director position will be filled in accordance with the Nomination Procedures and, only after filling such position, shall the vacant position of Chairman or Chief Executive Officer and President (as applicable) be decided. Until the Lapse Date, all decisions by the Board regarding filling the positions of Chairman or Chief Executive Officer and President (except Mr. Thompson's succession as described in the second sentence of this Section B(1)) will be made by vote of a Special Majority.

   (2) In addition, until the Lapse Date, the following actions will require the vote of a Special Majority:

     (a) the removal of Mr. Baker as the Chairman of the Board or of Mr. Thompson as the Chairman, the Chief Executive Officer or the President;

     (b) any action to make a modification or amendment to the employment agreements of Mr. Baker as the Chairman of the Board or of Mr. Thompson as the Chairman, the Chief Executive Officer or President; or

     (c) any recommendation to shareholders to make an amendment to or modification or repeal of, or any recommendation to adopt any provision (whether contained in this Charter, the By-Laws or otherwise) inconsistent with, any provision of this Article 6.

   (3) "Special Majority" means a number of directors equal to at least (A) three-quarters of the entire membership of the Corporation's board of directors and (B) a majority of both the Former First Union Directors and Former Wachovia Directors then serving.

                                                                        ANNEX 4

                                 AMENDMENTS TO
                                    BY-LAWS
                                    OF THE
                             SURVIVING CORPORATION

   The following amendment shall be made at the Effective Time to the By-laws of the Surviving Corporation:

     1. Article III shall be amended by adding the following Section 8:

       "SECTION 8. Notwithstanding the foregoing, until the Lapse Date referred to in the Articles of Incorporation, the qualification procedures for nomination as a director shall be governed by Article 6 of the Articles of Incorporation. Accordingly, prior to the Lapse Date, in the case of any inconsistency between Article 6 of the Articles of Incorporation and the foregoing provisions of this Article III, the provisions of Article 6 shall govern."

     2. Article V, Section 8 of the By-laws of First Union Corporation will be amended to read as follows:

       "SECTION 8. CHAIRMAN; CHIEF EXECUTIVE OFFICER. The positions of Chairman and Chief Executive Officer both shall be considered positions of officers of the Corporation. Except as provided in Article 6 of the Amended and Restated Articles of Incorporation, the Chairman shall be the Chief Executive Officer of the Corporation unless some other officer is so designated by the Board of Directors."

     3. Article V shall be amended by adding the following Section 11:

       "SECTION 11. Notwithstanding the foregoing, until the Lapse Date, the positions of Chairman and Chief Executive Officer shall be filled and held in accordance with, and by the persons specified in, Article 6 of the Articles of Incorporation."

     4. Article VIII, Section 4, shall be amended by adding at the end thereof the following sentence:

       "The Board of Directors shall not amend, modify or rescind, or take any action inconsistent with, the provisions of Article III, Section 8;
    Article IV, Section 10; or Article V, Section 10 of these By-Laws, without the affirmative vote of a Special Majority (as defined in the Articles of Incorporation)."

                                                                         ANNEX 5

                       CERTAIN SENIOR EXECUTIVE OFFICERS
                                     OF THE
                             SURVIVING CORPORATION

   Name and Current Title and/or       Position with Surviving
   Position                                  Corporation
   -----------------------------      --------------------------
   L.M. Baker, Jr., Chairman,         Chairman
   President and  Chief Executive
   Officer of Wachovia

   G. Kennedy Thompson, Chairman,     President and Chief
    President and Chief Executive     Executive  Officer
   Officer  of First Union

   Benjamin P. Jenkins, Vice          Head of General Banking
   Chairman of  the Board of First
   Union

   Robert P. Kelly, Executive Vice    Chief Financial Officer
    President and Chief Financial
   Officer  of First Union

   David M. Carroll, Executive Vice   Co-Head of Integration
    President of First Union

   Robert S. McCoy, Jr., Vice         Co-Head of Integration
   Chairman,  Chief Financial
   Officer and Treasurer  of
   Wachovia

   W. Barnes Hauptfuhrer, Co-Head,    Co-Head of Corporate and
    Capital Markets Group, First       Investment Banking
   Union  Securities, Inc.

   Stephen E. Cummings, Co-Head,      Co-Head of Corporate and
   Capital  Markets Group, First       Investment Banking
   Union  Securities, Inc.

   Donald A. McMullen, Jr., Vice      Head of Brokerage and
   Chairman of First Union            Mutual  Funds

   Stanhope A. Kelly, Senior          Head of Wealth Management
   Executive  Vice President,
   Banking and Wealth  Management
   Services of Wachovia

   Donald K. Truslow, Senior          Head of Risk Management
   Executive  Vice President, Chief
   Risk Officer of  Wachovia

   Jean E. Davis, Senior Executive    Head of Operations and
   Vice  President, Operations and     Technology
   Technology,  Retail and eBusiness
   of Wachovia

   Mark C. Treanor, Executive Vice    Head of Legal
    President, Secretary and General
    Counsel of First Union

   Paul George, Executive Vice        Head of Human Resources
   President  of Wachovia

                                                                         ANNEX 6

                       FORM OF WACHOVIA AFFILIATE LETTER

                                                                          , 2001

Wachovia Corporation
100 North Main Street
Winston-Salem, NC 27150

First Union Corporation
One First Union Center
Charlotte, NC 28288

Ladies and Gentlemen:

   I have been advised that I may be deemed to be an "affiliate" of Wachovia Corporation (the "Company"), as that term is defined for purposes of Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated April 15, 2001 (as amended from time to time, the "Agreement"), between the Company and First Union Corporation ("First Union"), the Company plans to merge with and into First Union (the "Merger"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Agreement.

   I further understand that as a result of the Merger, I may receive common stock or dividend equalization preferred shares of First Union (collectively, the "First Union Stock") in exchange for shares of common stock of the Company (the "Company Common Stock") or as a result of the exercise of Wachovia Stock Options or similar Rights (as each term is defined in the Agreement).

   I have carefully read this letter and reviewed the Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of First Union Stock and Company Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

   I represent, warrant and covenant with and to First Union that in the event I receive any First Union Stock as a result of the Merger:

     1. I will not make any sale, transfer, or other disposition of such First Union Stock unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act, or (c) in the opinion of counsel in form and substance reasonably satisfactory to First Union, or under a "no-action" letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.

     2. I understand that, except as provided in Section 3.07 of the Agreement, First Union is under no obligation to register the sale, transfer or other disposition of shares of First Union Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available, except the obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as more fully described below.

     3. I understand that stop transfer instructions will be given to First Union's transfer agent with respect to the shares of First Union Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

       "The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and First

    Union Corporation, a copy of which agreement is on file at the principal offices of First Union Corporation"

     4. I understand that, unless transfer by me of the First Union Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, First Union reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

       "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

   I understand and agree that the legends set forth in paragraph (3) or (4) above, as the case may be, will be removed by delivery of substitute certificates without such legend if I deliver to First Union (a) a copy of a "no action" letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to First Union, to the effect that such legend is not required for purposes of the Securities Act, or (b) evidence or representations reasonably satisfactory to First Union that First Union Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).

   By its acceptance hereof, First Union agrees, for a period of two years after the Effective Time (as defined in the Agreement), that it, as the Surviving Corporation, will file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) promulgated under the Securities Act are therefore available to me in the event I desire to transfer any First Union Stock issued to me in the Merger.

   By signing this letter agreement, without limiting or abrogating the agreements that I have made as set forth above, I do not admit that I am an "affiliate" of the Company within the meaning of the Securities Act or the rules and regulations promulgated thereunder, and I do not waive any right that I may have to object to any assertion that I am an affiliate.

   This letter agreement shall be governed by and construed in accordance with the laws of the State of North Carolina. This letter agreement shall terminate if and when the Agreement is terminated according to its terms.

                                          Very truly yours,


                                          _____________________________________
                                            Name:

Accepted this   day of
     , 2001.

Wachovia Corporation


By __________________________________
  Name: ____________________________
  Title: ___________________________

First Union Corporation


By __________________________________
  Name: ____________________________
  Title: ___________________________

                                                                      APPENDIX B

   STOCK OPTION AGREEMENT, dated as of April 15, 2001 and amended and restated (this "Agreement"), between First Union Corporation, a North Carolina corporation ("Grantee"), and Wachovia Corporation, a North Carolina corporation ("Issuer").

                                    RECITALS

   A. Merger Agreement. Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of April 15, 2001 (as amended, restated or otherwise modified from time to time, the "Merger Agreement"), which agreement was executed and delivered immediately prior to the execution and delivery of this Stock Option Agreement, pursuant to which Issuer is to merge with and into Grantee (the "Merger"); and

   B. Option. As a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

   NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

   1. Grant of Option. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to an aggregate of 19.9% of the total fully paid and nonassessable shares of the common stock, par value $5.00 per share, of Issuer ("Common Stock") issued and outstanding at the close of business on April 12, 2001 at a price per share equal to $59.482 (the "Option Price"); provided, however, that in no event shall the number of shares for which this Option is exercisable (when exercisable) exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth. If Issuer adopts a shareholder protection rights plan or similar agreement, Issuer shall make proper provision so that each share of Common Stock issued upon exercise of the Option shall be accompanied by the applicable number of rights under such agreement.

   (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 5 hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section l(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Merger Agreement.

   2. Exercise. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within six (6) months following such Subsequent Triggering Event (or such later period as provided in Section 10). An Exercise Termination Event shall be the earliest to occur of the following: (1) the Effective Time (as defined in the Merger Agreement) of the Merger; (2) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 8.01(b) (unless the breach by Issuer giving rise to such right of termination is unintentional) or Section 8.01(c) of the Merger Agreement (a "Listed Termination"); or (3) the passage of eighteen (18) months (or such longer period as provided in

Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b)(2) thereof.

   (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date hereof:

     (1) Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (the "Issuer Subsidiaries"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of this Agreement, (A) "Acquisition Transaction" shall mean
  (x) a merger or consolidation, or other business combination transaction, involving Issuer or any Issuer Subsidiary (other than mergers, consolidations or similar transactions involving solely Issuer and/or one or more wholly-owned Subsidiaries of the Issuer, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of more than 15% of the business, assets or deposits of Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing more than 15% of the voting power of Issuer or any Issuer Subsidiary and (B) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

     (2) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

     (3) The stockholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

     (4) The Issuer Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify) in any manner materially adverse in any respect to Grantee its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or Issuer or any Issuer Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

     (5) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer);

     (6) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement after a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, and
  (A) following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both) and (B) such breach shall not have been cured prior to the Notice Date (as defined in Section 2(e)); or

     (7) Any person other than Grantee or any Grantee Subsidiary, without Grantee's prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

   (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

     (1) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

     (2) The occurrence of the Initial Triggering Event described in clause
  (1) of subsection (b) of this Section 2, except that the percentage referred to in clauses (y) and (z) of the second sentence thereof shall be 25%.

   (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event") promptly after it becomes aware of the occurrence thereof, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

   (e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (1) the total number of shares it will purchase pursuant to such exercise and (2) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

   (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall (1) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in cash or, subject to the following sentence, securities and (2) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option. Only debt securities or preferred stock issued by the Holder that are investment grade and readily marketable may be used as all or part of the purchase price in lieu of cash. The value of any securities shall be determined by the agreement of two nationally recognized investment banking firms, one selected by each of the Holder and Issuer (and reasonably acceptable to the other party); if such investment banking firms are unable to reasonably agree upon such valuation, the value shall be determined by a third nationally recognized investment banking firm chosen by the first two. Notwithstanding the foregoing, in no event shall Holder pay any portion of the purchase price for shares of Common Stock with securities that are not a permissible investment for a financial holding company under the BHCA (as hereinafter defined).

   (g) At such closing, simultaneously with the delivery of immediately available funds or securities satisfying the criteria specified in subsection
(f) of this Section 2, (1) Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder; and (2) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such shares of Common Stock in violation of applicable federal and state securities laws or the provisions of this Agreement.

   (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

     "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

   It is understood and agreed that: (1) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (2) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of counsel to the Holder, in form and substance reasonably satisfactory to the Issuer; and (3) the legend shall be removed in its entirety if the conditions in the preceding clauses (1) and (2) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

   (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

   3. Covenants of Issuer. Issuer agrees: (1) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other then-outstanding options, warrants, convertible securities and other rights to purchase Common Stock; (2) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; and (3) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C.
Section 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the "BHCA"), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto.

   4. Exchange. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

   5. Certain Adjustments. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, stock combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Grantee shall receive, upon exercise of the Option, the same number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 5 or upon exercise of the Option), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

   6. Registration Rights. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 33 1/3% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this section shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

   7. Repurchase. (a) At any time after the occurrence of a Repurchase Event (as defined below) (1) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (2) at the request of any present or former Holder who at the time owns Option Shares (each, the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

   (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this
Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. The Holder and the Owner, as the case may be, shall also represent and warrant that it has sole record and beneficial ownership of such Option Shares and that such Option Shares are then free and clear of all liens. As promptly as practicable, and in any event within five (5) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option

Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

   (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five (5) business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option and/or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (1) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (2) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and/or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

   (d) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof and prior to the occurrence of an Exercise Termination Event:

     (1) the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

     (2) the consummation of any Acquisition Transaction described in Section 2(b)(1)(A) hereof, except that the percentage referred to in clauses (y) and (z) shall be 25%.

   8. Substitute Option. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (1) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (2) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding voting shares and share equivalents of the merged or acquiring company, or (3) to sell or otherwise transfer all or substantially all of its or any Issuer Subsidiary's assets or deposits, in one transaction or in a series of related transactions, to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

   (b) The following terms have the meanings indicated:

     (1) "Acquiring Corporation" shall mean (A) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (B) the acquiring person in a plan of exchange in which Issuer is acquired, (C) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person and (D) the transferee of all or a substantial part of Issuer's assets or deposits (or the assets or deposits of any Issuer Subsidiary).

     (2) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

     (3) "Assigned Value" shall mean the market/offer price, as defined in
  Section 7.

     (4) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for one (1) year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

   (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which agreement shall be applicable to the Substitute Option.

   (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by twice the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to twice the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

   (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (1) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (2) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

   (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

   9. Repurchase of Substitute Option. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder") made prior to an Exercise Termination Event, the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (1) the Highest Closing Price (as hereinafter defined) exceeds (2) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request made prior to an Exercise Termination Event of any present or former Substitute Option Holder (each, the "Substitute Share Owner") who at the time owns shares of Substitute Common Stock issued upon total or partial exercise of the Substitute Option ("Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares to be so repurchased. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

   (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable and in any event within five (5) business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

   (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder and/or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of such prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (1) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (2) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

   10. Extension of Periods Under Certain Circumstances. The periods for exercise of certain rights under Sections 2, 6, 7, 9 and 14 shall be extended for up to a maximum of six months in any given case: (1) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (2) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise; and (3) when there exists an injunction, order or judgment that prohibits or delays exercise of such right.

   11. Representations and Warranties. (a) Issuer hereby represents and warrants to Grantee as follows:

     (1) Issuer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

     (2) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant to the Option, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

   (b) Grantee hereby represents and warrants to Issuer as follows: Grantee has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Grantee.

   (c) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed or except in a transaction registered or exempt from registration under the 1933 Act.

   12. Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date fifteen (15) days following the date on which the Federal Reserve Board or other regulatory authority has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (1) a widely dispersed public distribution, (2) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (3) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf or (4) any other manner approved by the Federal Reserve Board or other regulatory authority.

   13. Filings, Etc. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder.

   14. Surrender of Option. (a) Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; provided, however, that Grantee may not exercise its rights pursuant to this Section 14(a), if Issuer has previously repurchased the Option or any portion of the Option pursuant to
Section 7. The "Surrender Price" shall be equal to $375 million (1) plus, if applicable, Grantee's purchase price with respect to any Option Shares and (2) minus, if applicable, the excess of (A) the net price, if any, received by Grantee or a Grantee Subsidiary pursuant to the sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, or to Issuer pursuant to Section 7, over (B) Grantee's purchase price of such Option Shares. For purposes of this Section 14, the term Grantee shall include all Holders and in no event shall the aggregate amounts paid or payable pursuant to this Section 14 to all Holders exceed the amount set forth in the preceding sentence as payable to Grantee.

   (b) Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (1) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (2) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

   (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five (5) business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 14 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying to Grantee the Surrender Price in full, (1) Issuer shall
(A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five (5) days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (2) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six
(6) months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 14(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 14).

   15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith, both parties waive the posting of any bond or similar requirement.

   16. Maximum Profit. (a) Notwithstanding any other provision herein, in no event shall Grantee's Total Profit (as defined in Section 16(c)) exceed $780 million (the "Maximum Profit"), and, if the Total Profit would otherwise exceed such amount, Grantee, at its sole election, shall either (1) reduce the number of shares subject to the Option (and any Substitute Option), (2) deliver to Issuer, or Substitute Issuer, as the case may be, for cancellation shares of Common Stock or Substitute Common Stock, as the case may be, previously purchased by Grantee valued at fair market value at the time of delivery, (3) pay cash to Issuer, or Substitute Issuer, as the case may be, (4) increase or otherwise adjust the Option Price or Substitute Option Price (or any portion thereof), (5) reduce the amount of the Option Repurchase Price or Substitute Option Repurchase Price, or (6) undertake any combination of the foregoing, so that Grantee's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

   (b) Notwithstanding any other provision of this Agreement, the Option (and any Substitute Option) may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in Section 16(d)) of more than the Maximum Profit and, if exercise of the Option (and any Substitute Option) would otherwise result in the Notional Total Profit exceeding such amount, Grantee, in its discretion, may take any of the actions specified in Section 16(a) so that the Notional Total Profit shall not exceed the Maximum Profit; provided, that nothing in this sentence shall restrict any subsequent exercise of the Option (and any Substitute Option) which at such time complies with this sentence.

   (c) For purposes of this Agreement, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (1) the excess of (A) the net cash amounts or fair market value of any property received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, after payment of applicable brokerage or sales commissions and discounts, if any, over (B) Grantee's aggregate purchase price for such Option Shares (or other securities), plus (2) all amounts received by Grantee, a Holder or an Owner including a Substitute Option Holder or Substitute Share Owner) upon the repurchase of the Option and/or any Option Shares by Issuer pursuant to Section 7 or upon the surrender of the Option and/or any Option Shares pursuant to
Section 14 (net in the case of Option Shares or Substitute Option Shares of the Owner's or Substitute Share Owner's aggregate purchase price therefor), plus
(3) all equivalent amounts with respect to the Substitute Option and any other amounts paid pursuant to Sections 8(e) and 9, if any, minus (4) all amounts of cash previously paid to Issuer pursuant to Section 16(a)(3) and the value of all Option Shares (or other securities) previously delivered to Issuer for cancellation pursuant to Section 16(a)(2), which value shall be as set forth in clause (3) of Section 16(a).

   (d) For purposes of this Agreement, the term "Notional Total Profit" with respect to any number of shares as to which Grantee may propose to exercise the Option shall be the Total Profit, determined as of the date of such proposed exercise assuming (1) that the Option were exercised on such date for such number of shares, (2) that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions) and (3) the effect of any adjustments made by or to be made by Grantee pursuant to Section 16(a). For purposes of this Section 16, the term Grantee will include all Holders and transactions by any affiliate transferee of Grantee in respect of the Option or Option Shares transferred to it shall be treated as if made by Grantee.

   17. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section l(a) hereof (as adjusted pursuant to Section l(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

   18. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

   19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina applicable to contracts made and to be performed entirely in that State.

   20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

   21. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

   22. Entire Agreement; Third-Party Rights. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

   23. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

                                                                      APPENDIX C

   STOCK OPTION AGREEMENT, dated as of April 15, 2001 and amended and restated (this "Agreement"), between Wachovia Corporation, a North Carolina corporation ("Grantee"), and First Union Corporation, a North Carolina corporation ("Issuer").

                                    Recitals

   A. Merger Agreement. Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of April 15, 2001 (as amended, restated or otherwise notified from time to time, the "Merger Agreement"), which agreement was executed and delivered immediately prior to the execution and delivery of this Stock Option Agreement, pursuant to which Grantee is to merge with and into Issuer (the "Merger"); and

   B. Option. As a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

   NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

   1. Grant of Option. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to an aggregate of 19.9% of the total fully paid and nonassessable shares of the common stock, par value $3.33 1/3 per share, of Issuer ("Common Stock") issued and outstanding at the close of business on April 12, 2001 at a price per share equal to $31.892 (the "Option Price"); provided, however, that in no event shall the number of shares for which this Option is exercisable (when exercisable) exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth. Issuer shall make proper provision so that each share of Common Stock issued upon exercise of the Option shall be accompanied by the applicable number of First Union Rights (as such term is defined in the Merger Agreement).

   (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 5 hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Merger Agreement.

   2. Exercise. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within six (6) months following such Subsequent Triggering Event (or such later period as provided in Section 10). An Exercise Termination Event shall be the earliest to occur of the following: (1) the Effective Time (as defined in the Merger Agreement) of the Merger; (2) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 8.01(b) (unless the breach by Issuer giving rise to such right of termination is unintentional) or Section 8.01(c) of the Merger Agreement (a "Listed Termination"); or (3) the passage of eighteen (18) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b)(2) thereof.

   (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date hereof:

     (1) Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (the "Issuer Subsidiaries"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of this Agreement, (A) "Acquisition Transaction" shall mean
  (x) a merger or consolidation, or other business combination transaction, involving Issuer or any Issuer Subsidiary (other than mergers, consolidations or similar transactions involving solely Issuer and/or one or more wholly-owned Subsidiaries of the Issuer, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of more than 15% of the business, assets or deposits of Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing more than 15% of the voting power of Issuer or any Issuer Subsidiary and (B) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

     (2) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

     (3) The stockholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

     (4) The Issuer Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify) in any manner materially adverse in any respect to Grantee its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or Issuer or any Issuer Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

     (5) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer);

     (6) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement after a proposal is made by a third party to Issuer or its stockholders to engage in an

  Acquisition Transaction, and (A) following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both) and (B) such breach shall not have been cured prior to the Notice Date (as defined in Section 2(e)); or

     (7) Any person other than Grantee or any Grantee Subsidiary, without Grantee's prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

   (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

     (1) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

     (2) The occurrence of the Initial Triggering Event described in clause
  (1) of subsection (b) of this Section 2, except that the percentage referred to in clauses (y) and (z) of the second sentence thereof shall be 25%.

   (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event") promptly after it becomes aware of the occurrence thereof, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

   (e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (1) the total number of shares it will purchase pursuant to such exercise and (2) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

   (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall (1) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in cash or, subject to the following sentence, securities and (2) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option. Only debt securities or preferred stock issued by the Holder that are investment grade and readily marketable may be used as all or part of the purchase price in lieu of cash. The value of any securities shall be determined by the agreement of two nationally recognized investment banking firms, one selected by each of the Holder and Issuer (and reasonably acceptable to the other party); if such investment banking firms are unable to reasonably agree upon such valuation, the value shall be determined by a third nationally recognized investment banking firm chosen by the first two. Notwithstanding the foregoing, in no event shall Holder pay any portion of the purchase price for shares of Common Stock with securities that are not a permissible investment for a financial holding company under the BHCA (as hereinafter defined).

   (g) At such closing, simultaneously with the delivery of immediately available funds or securities satisfying the criteria specified in subsection
(f) of this Section 2, (1) Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder and (2) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such shares of Common Stock in violation of applicable federal and state securities laws or the provisions of this Agreement.

   (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

     "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (1) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (2) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of counsel to the Holder, in form and substance reasonably satisfactory to the Issuer; and (3) the legend shall be removed in its entirety if the conditions in the preceding clauses (1) and (2) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

   (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

   3. Covenants of Issuer. Issuer agrees: (1) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other then-outstanding options, warrants, convertible securities and other rights to purchase Common Stock; (2) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; and (3) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C.
Section 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the "BHCA"), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto.

   4. Exchange. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

   5. Certain Adjustments. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, stock combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Grantee shall receive, upon exercise of the Option, the same number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 5 or upon exercise of the Option), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

   6. Registration Rights. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 33 1/3% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this section shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this
Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

   7. Repurchase. (a) At any time after the occurrence of a Repurchase Event (as defined below) (1) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (2) at the request of any present or former Holder who at the time owns Option Shares (each, the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

   (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this
Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. The Holder and the Owner, as the case may be, shall also represent and warrant that it has sole record and beneficial ownership of such Option Shares and that such Option Shares are then free and clear of all liens. As promptly as practicable, and in any event within five (5) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

   (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five (5) business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option and/or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (1) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (2) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and/or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

   (d) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof and prior to the occurrence of an Exercise Termination Event:

     (1) the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

     (2) the consummation of any Acquisition Transaction described in Section 2(b)(1)(A) hereof, except that the percentage referred to in clauses (y) and (z) shall be 25%.

   8. Substitute Option. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (1) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (2) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding voting shares and share equivalents of the merged or acquiring company, or (3) to sell or otherwise transfer all or substantially all of its or any Issuer Subsidiary's assets or deposits, in one transaction or in a series of related transactions, to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or
(y) any person that controls the Acquiring Corporation.

   (b) The following terms have the meanings indicated:

     (1) "Acquiring Corporation" shall mean (A) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (B) the acquiring person in a plan of exchange in which Issuer is acquired, (C) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person and (D) the transferee of all or a substantial part of Issuer's assets or deposits (or the assets or deposits of any Issuer Subsidiary).

     (2) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

     (3) "Assigned Value" shall mean the market/offer price, as defined in
  Section 7.

     (4) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for one (1) year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

   (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which agreement shall be applicable to the Substitute Option.

   (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by twice the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to twice the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

   (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (1) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (2) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

   (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

   9. Repurchase of Substitute Option. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder") made prior to an Exercise Termination Event, the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (1) the Highest Closing Price (as hereinafter defined) exceeds (2) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request made prior to an Exercise Termination Event of any present or former Substitute Option Holder (each, the "Substitute Share

Owner") who at the time owns shares of Substitute Common Stock issued upon total or partial exercise of the Subsititue Option ("Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares to be so repurchased. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

   (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable and in any event within five (5) business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

   (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder and/or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of such prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (1) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (2) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

   10. Extension of Periods Under Certain Circumstances. The periods for exercise of certain rights under Sections 2, 6, 7, 9 and 14 shall be extended for up to a maximum of six months in any given case: (1) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (2) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise; and (3) when there exists an injunction, order or judgment that prohibits or delays exercise of such right.

   11. Representations and Warranties. (a) Issuer hereby represents and warrants to Grantee as follows:

     (1) Issuer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

     (2) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant to the option thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

   (b) Grantee hereby represents and warrants to Issuer as follows: Grantee has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Grantee.

   (c) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed or except in a transaction registered or exempt from registration under the 1933 Act.

   12. Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date fifteen (15) days following the date on which the Federal Reserve Board or other regulatory authority has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (1) a widely dispersed public distribution, (2) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (3) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf or (4) any other manner approved by the Federal Reserve Board or other regulatory authority.

   13. Filings, Etc. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder.

   14. Surrender of Option. (a) Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; provided, however, that Grantee may not exercise its rights pursuant to this Section 14(a), if issuer has previously repurchased the Option or any portion of the Option pursuant to
Section 7. The "Surrender Price" shall be equal to $375 million (1) plus, if applicable, Grantee's purchase price with respect to any Option Shares and (2) minus, if applicable, the excess of (A) the net price, if any, received by Grantee or a Grantee Subsidiary pursuant to the sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, or to Issuer pursuant to Secftion 7, over (B) Grantee's purchase price of such Option Shares. For purposes of this Section 14, the term Grantee shall include all Holders and in no event shall the aggregate amounts paid or payable pursuant to this Section 14 to all Holders exceed the amount set forth in the preceding sentence as payable to Grantee.

   (b) Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (1) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (2) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

   (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five (5) business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 14 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying to Grantee the Surrender Price in full, (1) Issuer shall
(A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five (5) days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (2) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six
(6) months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 14(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 14).

   15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith, both parties waive the posting of any bond or similar requirement.

   16. Maximum Profit. (a) Notwithstanding any other provision herein, in no event shall Grantee's Total Profit (as defined in Section 16(c)) exceed $780 million (the "Maximum Profit"), and, if the Total Profit would otherwise exceed such amount, Grantee, at its sole election, shall either (1) reduce the number of shares subject to the Option (and any Substitute Option), (2) deliver to Issuer, or Substitute Issuer, as the case may be, for cancellation shares of Common Stock or Substitute Common Stock, as the case may be, previously purchased by Grantee valued at fair market value at the time of delivery, (3) pay cash to Issuer, or Substitute Issuer, as the case may be, (4) increase or otherwise adjust the Option Price or Substitute Option Price (or any portion thereof), (5) reduce the amount of the Option Repurchase Price or Substitute Option Repurchase Price, or (6) undertake any combination of the foregoing, so that Grantee's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

   (b) Notwithstanding any other provision of this Agreement, the Option (and any Substitute Option) may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in Section 16(d)) of more than the Maximum Profit and, if exercise of the Option (and any Substitute Option) would otherwise result in the Notional Total Profit exceeding such amount, Grantee, in its discretion, may take any of the actions specified in Section 16(a) so that the Notional Total Profit shall not exceed the Maximum Profit; provided, that nothing in this sentence shall restrict any subsequent exercise of the Option (and any Substitute Option) which at such time complies with this sentence.

   (c) For purposes of this Agreement, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (1) the excess of (A) the net cash amounts or fair market value of any property received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, after payment of applicable brokerage or sales commissions and discounts, if any, over (B) Grantee's aggregate purchase price for such Option Shares (or other securities), plus (2) all amounts received by Grantee, a Holder or an Owner (including a Substitute Option Holder or Substitute Share Owner) upon the repurchase of the Option and/or any Option Shares by Issuer pursuant to Section 7 or upon the surrender of the Option and/or any Option Shares pursuant to
Section 14 (net in the case of Option Shares or Substitute Option Shares of the Owner's or Substitute Share Owner's aggregate purchase price therefor), plus
(3) all equivalent amounts with respect to the Substitute Option and any other amounts paid pursuant to Sections 8(e) and 9, if any, minus (4) all amounts of cash previously paid to Issuer pursuant to Section 16 (a)(3) and the value of all Option Shares (or other securities) previously delivered to Issuer for cancellation pursuant to Section 16(a)(2), which value shall be as set forth in clause (3) of Section 16(a).

   (d) For purposes of this Agreement, the term "Notional Total Profit" with respect to any number of shares as to which Grantee may propose to exercise the Option shall be the Total Profit, determined as of the date of such proposed exercise assuming (1) that the Option were exercised on such date for such number of shares, (2) that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions) and (3) the effect of any adjustments made by or to be made by Grantee pursuant to Section 16(a). For purposes of this Section 16, the term Grantee will include all Holders and transactions by any affiliate transferee of Grantee in respect of the Option or Option Shares transferred to it shall be treated as if made by Grantee.

   17. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section l(a) hereof (as adjusted pursuant to Section l(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

   18. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

   19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina applicable to contracts made and to be performed entirely in that State.

   20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

   21. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

   22. Entire Agreement; Third-Party Rights. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

   23. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

                                                                      APPENDIX D

                                                         June 27, 2001

Board of Directors
First Union Corporation
One First Union Center
Charlotte, NC 28288-0005

Members of the Board:

   We understand that First Union Corporation ("First Union") and Wachovia Corporation ("Wachovia") have entered into an Agreement and Plan of Merger, dated as of April 15, 2001, and amended and restated (the "Agreement"), pursuant to which Wachovia is to be merged with and into First Union, with First Union being the surviving corporation in the transaction (the "Merger"). Pursuant to the Merger, each outstanding share of Wachovia common stock, par value $5 per share (the "Wachovia Shares"), other than certain excluded shares specified in the Agreement, will be converted into the right to receive 2.0 shares (the "Exchange Ratio") of the common stock, $3.33 1/3 par value, of First Union (the "First Union Shares"), all as more fully set forth in the Agreement.

   You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to First Union and the shareholders of First Union.

   In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed certain publicly available business and financial information relating to First Union and Wachovia that we deemed to be relevant;

  (2) Reviewed certain information relating to the respective businesses, earnings, assets, liabilities and prospects of First Union and Wachovia furnished to us by senior management of First Union, as well as the amount and timing of the cost savings, revenue enhancements and related expenses expected to result from the Merger (the "Expected Synergies") furnished to us by senior management of First Union;

  (3) Conducted discussions with members of senior management and representatives of First Union and Wachovia concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

  (4) Reviewed the market prices and valuation multiples for the First Union Shares and the Wachovia Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5) Reviewed the respective publicly reported financial condition and results of operations of First Union and Wachovia and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

  (7) Participated in certain discussions and negotiations among representatives of First Union and Wachovia and their respective financial and legal advisors with respect to the Merger;

  (8) Reviewed the potential pro forma impact of the Merger;


  (9) Reviewed the Agreement and the related stock option agreement provided to us; and

  (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

   In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities of First Union or Wachovia or been furnished with any such evaluation or appraisal. We are not experts in the evaluation of allowances for loan losses, and we have neither made an independent evaluation of the adequacy of the allowances for loan losses of First Union or Wachovia, nor have we reviewed any individual credit files of First Union or Wachovia or been requested to conduct such a review, and, as a result, we have assumed that the respective allowances for loan losses for First Union and Wachovia are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of First Union or Wachovia. With respect to the financial and operating information, including without limitation, financial forecasts, valuations of contingencies, projections regarding under-performing or non-performing assets, net charge-offs, adequacy of reserves, future economic conditions, and the Expected Synergies, furnished to or discussed with us by First Union, we have assumed that all such information has been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of First Union as to the future financial and operating performance of First Union, Wachovia or the combined entity, as the case may be, and the Expected Synergies. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

   Our opinion is necessarily based upon market, economic and other conditions as in effect on, and on the information made available to us as of, the date hereof. For the purposes of rendering this opinion, we have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, including in all respects material to our analysis, that the representations and warranties of each party in the Agreement and in all related documents and instruments (collectively, the "Documents") that are referred to therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of First Union, Wachovia, or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the Expected Synergies.

[Merrill Lynch Logo]


   We have been retained by the Board of Directors of First Union to act as financial advisor to First Union in connection with the Merger and will receive a fee from First Union for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, First Union has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past two years provided financial advisory, investment banking and other services to First Union and Wachovia and have received fees for the rendering of such services, and we may continue to provide such services in the future. In addition, in the ordinary course of our business, we may actively trade the First Union Shares and other securities of First Union and its affiliates and the Wachovia Shares and other securities of Wachovia and its affiliates for our own account and for the accounts of our customers, and, accordingly, may at any time hold long or short positions in such securities.

   This opinion is for the use and benefit of the Board of Directors of First Union. It is further understood that this opinion will not be reproduced, summarized, described or referred to or given to any person without Merrill Lynch's prior written consent. Our opinion does not address the merits of the underlying decision by First Union to engage in the Merger and does not constitute a recommendation to any shareholder of First Union as to how such shareholder should vote on the proposed Merger or any other matter related thereto.

   We have not considered, nor are we expressing any opinion herein with respect to, the prices at which First Union Shares or Wachovia Shares will trade following the announcement of the Merger or the price at which First Union Shares will trade following the consummation of the Merger.

   On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to First Union and the shareholders of First Union.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                           SMITH INCORPORATED

                                                                      APPENDIX E
                 (Credit Suisse/First Boston Logo appears here)

June 27, 2001

Board of Directors
Wachovia Corporation
100 North Main Street
Winston-Salem, NC 27150-3099

Members of the Board:

You have asked us to advise you with respect to the fairness to holders of common stock of Wachovia from a financial point of view of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger, dated as of April 15, 2001, and amended and restated (the "Agreement"), between Wachovia Corporation ("Wachovia") and First Union Corporation ("First Union"). Pursuant to the Agreement, Wachovia will merge with and into First Union with First Union being the surviving corporation (the "Merger") and each outstanding share of the common stock, par value $5.00 per share, of Wachovia ("Wachovia Common Stock") will be converted into 2.0 (the "Exchange Ratio") shares of the common stock, par value $3.33 1/3 per share, of First Union ("First Union Common Stock"). The Agreement further provides that each outstanding share of Wachovia Common Stock will be converted into the right to receive, at the election of the holder thereof and subject to certain procedures and limitations set forth in the Agreement, (i) 2.0 (the "DEPS Consideration") shares of dividend equalization preferred stock, no par value, of First Union (the "DEPS") or (ii) $0.48 in cash (the "Cash Payment" and, together with the DEPS Consideration, the "Dividend Consideration").

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to Wachovia and First Union, as well as the Agreement and certain related documents. We also have reviewed certain other information provided to or discussed with us by Wachovia and First Union, including publicly available financial forecasts for Wachovia and First Union, and have met with Wachovia's and First Union's managements to discuss the businesses and prospects of Wachovia and First Union. We also have considered certain financial and stock market data of Wachovia and First Union, and we have compared those data with similar data for other publicly held companies in businesses similar to Wachovia and First Union, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. We also have considered the views of Wachovia's and First Union's managements concerning the business, operational and strategic benefits and implications of the Merger, including financial forecasts provided to us by Wachovia and First Union relating to the synergistic values and operating cost savings expected to be achieved through the combination of the operations of Wachovia and First Union.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have reviewed and discussed with the managements of Wachovia and First Union publicly available financial forecasts relating to Wachovia and First Union and have been advised, and have assumed, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Wachovia and First Union. In addition, we have relied, without independent verification, upon the estimates and judgments of the managements of Wachovia and First Union as to the potential cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for

Board of Directors
Wachovia Corporation

June 27, 2001
Page 2

federal income tax purposes. We have assumed, with your consent, that in the course of obtaining the necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the expected benefits of the Merger. You also have advised us, and we have assumed, that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, amendment or modification of any material term, condition or agreement contained therein. In addition, we have not been requested to conduct, and have not conducted, a review of individual credit files or made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Wachovia or First Union, nor have we been furnished with any such evaluations or appraisals, including loan or lease portfolios or the allowances for losses with respect thereto, and have been advised and therefore have assumed, that such allowances for Wachovia and First Union, as adjusted in connection with the Merger, will be in the aggregate adequate to cover such losses. Our opinion does not address the relative merits of the Merger as compared to other business strategies that may be available to Wachovia (including but not limited to any proposal received from SunTrust Banks, Inc.) or the effect of any other transaction in which Wachovia might engage, nor does it address the underlying business decision of Wachovia to engage in the Merger. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Wachovia. We are not expressing any opinion as to the actual value of First Union Common Stock or the DEPS when issued pursuant to the Merger or the prices at which the First Union Common Stock or the DEPS will trade at any time.

We have acted as financial advisor to Wachovia in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We in the past have provided, and may in the future provide, investment banking and financial services to Wachovia and First Union unrelated to the Merger, for which services we have received, and expect to receive, compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both Wachovia and First Union for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of Wachovia in connection with its evaluation of the Merger and does not constitute a recommendation to any holder of Wachovia Common Stock as to the form of the Dividend Consideration such holder should elect to receive or as to how such holder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Wachovia Common Stock from a financial point of view.

                                         Very truly yours,

                                         CREDIT SUISSE FIRST BOSTON
                                          CORPORATION

                                                                      APPENDIX F
Goldman, Sachs & Co.   85 Broad Street   New York, New York 10004
Tel: 212-902-1000

                                                            [Goldman Sachs Logo]

June 27, 2001

Board of Directors
Wachovia Corporation
100 North Main Street
Winston-Salem, NC 27101

Ladies and Gentlemen:

   You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $5.00 per share (the "Shares"), of Wachovia Corporation (the "Company") of the exchange ratio of 2.00 shares of Common Stock, par value $3.33 1/3 per share (the "First Union Shares"), of First Union Corporation ("First Union") to be received for each Share (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger, dated as of April 15, 2001 and amended and restated, between First Union and the Company (the "Agreement"). In addition, pursuant to the Agreement each holder of Shares will receive at the option of each holder either (a) a cash payment of $0.48 for each Share (the "Cash Payment") or (b)
2.00 Dividend Equalization Preferred Shares of First Union, no par value for each Share (with those terms as set forth in the Agreement, the "DEPS").

   Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time including having participated as an underwriter in various medium term note and straight debt offerings. We also have provided, and may in the future provide, certain investment banking services to First Union from time to time. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or First Union for its own account and for the accounts of customers.

   In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-4 of First Union, as amended through the date hereof, which includes the preliminary Joint Proxy Statement-Prospectus relating to the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and First Union for the five years ended December 31, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and First Union; certain other communications from the Company and First Union to their respective stockholders; and certain internal financial analyses and forecasts for the Company and First Union prepared by their respective managements (the "Forecasts"), including certain cost savings, operating synergies, and the impact of certain divestitures projected by the management of First Union and the Company to result from the transaction contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior managements of the Company and First Union regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. We have also reviewed the letter dated May 14, 2001 from SunTrust Banks, Inc. ("SunTrust") to the Company with respect to a possible transaction between SunTrust and the Company and related public filings of SunTrust. In addition, we have reviewed the reported price and trading activity for the Shares and the First Union Shares, compared certain financial and stock market information for the Company and First Union with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking industry specifically and in other industries generally and performed such studies and analyses as we considered appropriate.

   We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have assumed that the Forecasts, including the Synergies, have been reasonably prepared and reflect the best currently available judgments and estimates of the managements of First Union and the Company and that the Forecasts and Synergies will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for First Union and the Company are each in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any hedge or derivative positions) of the Company and First Union and we have not been furnished with any such evaluation or appraisal. We also have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or First Union or on the expected benefits of the transaction contemplated by the Agreement. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or a business combination with the Company. Our opinion does not address the relative merits of the transaction contemplated pursuant to the Agreement as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the transaction contemplated by the Agreement. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of the Shares should vote with respect to such transaction or what election any holder should make as to whether to receive the Cash Payment or the DEPS pursuant to the transaction.

   Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

                                                 /s/ Goldman, Sachs & Co.
                                          _____________________________________

                                                                      APPENDIX G

                            FIRST UNION CORPORATION
                            AUDIT COMMITTEE CHARTER

1. The Audit Committee (the "Committee") shall be comprised of a minimum of three (3) directors, all of whom shall meet the audit committee membership requirements of the New York Stock Exchange, Inc. None of the members shall be officers or employees of First Union Corporation (including all of its subsidiaries, the "Corporation") or have any other relationship with the Corporation that may interfere with the exercise of their independence from management and the Corporation, as determined by the Board of Directors. All members of the Committee shall have a basic understanding of finance and accounting, and at least one member of the Committee shall have accounting or related financial management expertise, as determined by the Board of Directors. Members of the Committee shall be appointed annually by majority vote of the Board of Directors and shall serve until the next annual meeting of the Board of Directors or until their successors shall be duly qualified and appointed.

2. The primary responsibilities of the Committee are to (i) assist the Board of Directors in overseeing, and receiving objective information regarding, the policies, procedures and activities of the Corporation with respect to auditing, accounting, internal controls, financial reporting, and regarding such other policies, procedures and activities of the Corporation as may be directed by the Board of Directors; and (ii) monitor the independence and performance of the Corporation's internal auditors and its independent external auditors. While the Committee has the responsibilities and powers set forth in this Charter, the management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. The independent external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements, and other procedures. In fulfilling their responsibilities set forth herein, it is recognized that members of the Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing, including in respect of auditor independence. As such, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors), and (iii) representations made by management as to any information technology, internal audit and other non-audit services provided by the external auditors to the Corporation.

   Based on the foregoing, the Committee shall meet and receive information from management, the internal auditors and the external auditors, as applicable, on the following items:

  (a) The independence, qualifications and retention of the independent audi-tors. In connection with the foregoing, and recognizing that the inde-pendent auditors are ultimately accountable to the Committee and the Board of Directors and that the Committee and the Board of Directors have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors to be proposed for stockholder approval in any proxy statement), the Committee shall receive information and reports regarding (i) audit and non-audit services provided by the independent auditors, including a formal written statement, provided by the inde-pendent auditors, delineating all relationships between the independent auditors and the Corporation, addressing at least the matters set forth in Independence Standards Board No. 1.; and (ii) the aggregate fees billed by the independent auditors, as provided to the Committee in a written statement by the independent auditors, for (x) the audit of the Corporation's annual financial statements for the most recent fiscal year and the reviews of the financial statements included in the Corpo-ration's quarterly reports on Form 10-Q for that fiscal year, (y) information technology consulting services for the most recent fiscal year, and
     (z) all other services rendered by the independent auditors for the most recent fiscal year.

     The Committee shall discuss the above information and reports, and any relationships or services disclosed in the independent auditors' statement as to independence that may impact the objectivity and independence of the independent auditors, with management, the internal auditors and such independent auditors, as appropriate, and, if so determined by the Committee, recommend that the Board of Directors take appropriate action to satisfy itself of the independence of the auditors. In addition, if applicable, the Committee shall consider whether the independent auditors' provision of information technology consulting services relating to financial information systems design and implementation and other non-audit services to the Corporation is compatible with maintaining the independence of the independent auditors. Based on the foregoing, the Committee shall annually recommend to the Board of Directors the appointment of the independent auditors or approve any replacement of the auditors when, based on such information and reports, the Committee believes circumstances warrant such replacement.

  (b) The arrangements and scope of the independent auditors' audit plan prior to commencement of their annual examination of the Corporation's financial statements.

  (c) The performance of the independent auditors including, as required by circumstances:

    . The basis of any significant changes in the Corporation's accounting principles and methods of their application.

    . The independent auditors' comments on significant weaknesses in internal accounting controls and considerations given or corrective action taken by management, and

    . Other matters relating to the audits of the Corporation's annual or quarterly financial statements or other auditing results as may be of concern to the Committee or the independent auditors, including a discussion of the audited financial statements and any matters required to be communicated by the independent auditors in accordance with Statement of Auditing Standards No. 61, and the quality and appropriateness of the Corporation's accounting principles.

  (d) The independence of the Internal Audit Division, including information regarding the sufficiency of such independence, despite their status as employees, to permit members of the Internal Audit Division to freely conduct internal auditing without management interference.

  (e) The general scope of planned internal auditing activities prior to their commencement.

  (f) The results of internal audits, as appropriate, and the performance of the Internal Audit Division including, as required by circumstances:

    . Action taken by the Corporation's management on recommendations made by the Internal Audit Division.

    .  Reports of defalcations made to regulatory authorities.

    . Other matters relating to internal auditing activities as may be of concern to the Committee or the internal auditors.

  (g) The independent auditors' and/or internal auditors' assessment of the Corporation's compliance with various policies and procedures to ensure adequate internal controls have been instituted by management.

  (h) The audits of any political action committees sponsored by the Corpora-tion.

  (i) The reports of inspections, examinations and investigations by state and federal regulatory agencies, as appropriate, and consideration given or corrective action taken by management on any criticism in such reports.

3. The Committee shall report the information elicited by its activities to the Board of Directors and, where appropriate, its recommendations for action by the Board of Directors at their next meeting subsequent to that of the Committee. Certain action by the Committee may be similarly reported to the Board of Directors for approval, ratification, and/or confirmation.

4. The Committee shall review and reassess the adequacy of the Charter at least annually, and shall have the Charter published at least every three years in accordance with the regulations of the Securities and Exchange Commission (the "SEC"). On an annual basis, the Committee shall also prepare a report or other disclosures, including any recommendation of the Committee required by the rules of the SEC, to be included in the Corporation's annual proxy statement.

5. The Committee shall meet at least four (4) times annually and such meetings shall, during their course and in total, provide for at least:

  (a) Attendance of only representatives of the Internal Audit Division to review the scope of planned auditing activities for the year and inter-nal auditing results for the year.

  (b) Attendance of only representatives of the independent auditors to re-view the performance of their annual audit.

6. In order to carry out the duties conferred upon the Committee by the Charter, the Committee is authorized to employ and to confer from time to time with independent outside counsel and with such additional outside advisors and consultants as it may deem necessary or appropriate and to authorize the Corporation to pay reasonable compensation for such services.

                                                                      APPENDIX H

                            FIRST UNION CORPORATION
                        SENIOR MANAGEMENT INCENTIVE PLAN

1. Purpose. The purpose of the First Union Corporation Senior Management Incen-tive Plan is to retain and motivate key executives of First Union (as defined herein) by providing them with the opportunity to earn incentive awards based upon the extent to which specified performance goals for a Performance Period (as defined herein) have been achieved or exceeded.

2. Definitions. As used in the Plan, the following terms shall have the follow-ing meanings:

  (a) "1934 Act" means the Securities Exchange Act of 1934, as amended, in-cluding the rules and regulations promulgated thereunder.

  (b) "Annual Base Salary" means the amount of base salary paid to a Partici-pant for a calendar year. This amount may be adjusted to include the amount of any base salary deferrals for such year, unless the Committee specifies otherwise at the time that the Participant's award opportu-nity for a Performance Period is established.

  (c) "Applicable Period" means, with respect to any Performance Period, a period commencing on or before the first day of the Performance Period and ending the earlier of (i) the 90 days after the commencement of the Performance Period or (ii) the date on which 25% of the Performance Pe-riod has been completed. Any action required within such period may be taken at a later date if U.S. Treasury regulations under Section 162(m) of the Internal Revenue Code are amended or interpreted to permit a later date.

  (d) "Board" means the Board of Directors of the Company.

  (e) "Change of Control" means a change in control of the Company of a na-ture that would be required to be reported in response to Item 6(e) of
      Schedule 14A of Regulation 14A promulgated under the 1934 Act; provid-ed, however, that, without limitation, such a Change of Control shall be deemed to have occurred if (i) any one person, or more than one per-son acting as a group, acquires "beneficial ownership" (as defined in Rule 13d-3 of the 1934 Act) of shares of the Company's common stock that, together with shares held by such person or group, possesses more than 50 percent of the total fair market value or total voting power of the shares of Company common stock outstanding, (ii) any one person, or more than one person acting as a group, acquires (or has acquired dur-ing the 12-month period ending on the date of the most recent acquisi-tion by such person or persons) "beneficial ownership" of shares of Company common stock possessing 20 percent or more of the total voting power of the shares of Company common stock outstanding, or (iii) a ma-jority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a major-ity of the members of the Board prior to the date of such appointment or election.

  (f) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

  (g) "Committee" means the Human Resources Committee of the Board or a sub-committee thereof that is comprised solely of two or more non-employee directors (each of whom is intended to qualify as an "outside director" within the meaning of Section 162(m) of the Code).

  (h) "Company" means First Union Corporation, a corporation organized under the laws of the State of North Carolina, including any successor there-to.

  (i) "Disability" means, with respect to an Employee, means having received long-term disability benefits under the Company's Long-Term Disability Plan for a period of 12 consecutive months.

  (j) "Early Retirement" means termination of a Participant's employment upon satisfaction of the requirements for early retirement under the Company's pension plan.

  (k) "Executive Officers" means those officers of the Company, as designated from time to time by the Board, who are deemed to come within the defi-nitions set forth in Rule 3b-7 under the 1934 Act.

  (l) "First Union" means (i) the Company and (ii) any entity that is di-rectly or indirectly controlled by the Company.

  (m) "Individual Award Opportunity" means the potential of a Participant to receive an incentive award if the performance goals for a Performance Period have been satisfied. An Individual Award Opportunity may be ex-pressed in dollars, as a percent of annual base salary or on a formula basis that is consistent with the provisions of the Plan.

  (n) "Negative Discretion" means the discretion authorized under the Plan that may be exercised by the Committee to eliminate, or reduce the size of, an incentive award otherwise payable to a Participant for a Perfor-mance Period. The exercise of this discretion must be consistent with the Plan qualifying as "performance-based compensation" under Section 162(m) of the Code.

  (o) "Normal Retirement" means termination of a Participant's employment upon satisfaction of the requirements for normal retirement under the terms of the Company's pension plan.

  (p) "Operating Income" means the reported net income applicable to the Company's common stockholders excluding reported (i) extraordinary gains or losses or as a result of changes in accounting principles,
      (ii) restructuring, merger-related or restructuring-related charges, and (iii) similar one-time accounting or operational charges.

  (q) "Participant" means, for any given Performance Period, each key em-ployee of First Union who is an Executive Officer or is recommended by the CEO and approved by the Committee to be a Participant in the Plan for an identified Performance Period.

  (r) "Performance Measures and Goals" means the objective performance goals including, but not limited to, financial and non-financial measures, established and approved by the Committee for purposes of developing the size of incentive awards under the Plan.

  (s) "Performance Period" means any period commencing on or after January 1, 2001, for which performance goals are established pursuant to Section 5 of the Plan and during which performance shall be measured to determine if any payment will be made under the Plan. A Performance Period may be coincident with one or more fiscal years of the Company, or a portion thereof.

  (t) "Plan" means First Union Corporation's Senior Management Incentive Plan as set forth herein, and as it may be amended.

  (u) "Retirement" means either Early Retirement or Normal Retirement.

3. Administration.

  (a) General. The Plan shall be administered by the Committee subject to the terms of the Plan and applicable law including, but not limited to,
      Section 162(m) of the Code. In addition to any other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have the full power and authority, in its discretion:

     (i)   to designate, within the Applicable Period, the Participants in the Plan and their Individual Award Opportunities for the Performance Period;
     (ii)  to establish, within the Applicable Period, and thereafter administer the performance goals and other award terms and conditions that are to apply under the Plan for the Performance Period;

     (iii)   to determine and certify (A) any amounts earned for any Performance
             Period, based on actual performance versus the performance goals set for such period, in writing prior to the payment of any incentive awards and
             (B) that any other material terms applicable to incentive awards have also been satisfied;
     (iv)    to decide, within the Applicable Period, the extent to which the grant or payment of any incentive award hereunder shall be made to a Participant in the event of (A) the Participant's termination of employment due to death,
             Disability, Retirement or other termination of employment with First
             Union, (B) the occurrence of a Change of Control or (C) the occurrence of any merger, consolidation, or acquisition where the Company's stockholders on the effective date of such merger, consolidation, or acquisition do not own at least 50% of the outstanding shares of voting stock of the surviving corporation;
     (v)     to decide under what circumstances and terms, incentive awards are to be paid on a deferred basis, including automatic deferrals at the Committee's election, as well as elective deferrals at the election of any
             Participant;
     (vi)    to adopt, revise, suspend, waive or repeal, when and as appropriate, in its sole and absolute discretion, such administrative rules, guidelines and procedures for the Plan as it deems necessary or advisable to implement the terms and conditions of the Plan;
     (vii)   to interpret and administer the terms and provisions of the Plan and any incentive award granted under the Plan (including reconciling any inconsistencies, correcting any defaults and addressing any omissions in the Plan or any related instrument or agreement); and
     (viii)  to otherwise supervise the administration of the Plan.

  It is intended that all amounts payable to Participants under the Plan who are "covered employees" within the meaning of U.S. Treasury Regulation 1.162-27(c)(2) shall constitute "qualified performance-based compensation" within the meaning of U.S. Treasury Regulation 1.162-27(e), and, to the maximum extent possible, the Plan and the terms of any awards thereunder shall be so interpreted and construed.

  (b) Binding Nature of Committee Decisions. Unless otherwise expressly pro-vided in the Plan, all designations, determinations, interpretations and other decisions made under or with respect to the Plan or any award under the Plan shall be within the sole and absolute discretion of the Committee, and shall be final, conclusive and binding on all persons, including First Union, any Participant, and any beneficiary or other person having, or claiming, any rights under the Plan.

  (c) Delegation. The Committee may delegate to one or more officers or em-ployees of the Company the authority, subject to such terms as the Com-mittee shall determine, to perform such functions, including the Com-mittee's functions under the Plan, as the Committee may determine, ex-cept that the Committee may not delegate its authority for actions which would cause awards intended to qualify as "performance-based com-pensation" under Section 162(m) of the Code to fail to so qualify. In the case of any such delegation, references to the Committee herein shall be deemed to include any person to whom authority has been dele-gated, unless the context otherwise requires.

  (d) Limitation of Liability. The Committee, each member thereof, and any other person acting pursuant to authority delegated by the Committee shall be entitled, in good faith, to rely or act upon any report or other information furnished by any officer or employee of the Company, the Company's independent auditors, consultants or any other agents as-sisting in the administration of the Plan. Members of the Committee or any other person acting pursuant to authority delegated by the Commit-tee, and any officer or employee of the Company acting at the direction or on behalf of the Committee or other delegee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and pro-tected by the Company with respect to any such action or determination.

  (e) Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or re-sulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportu-nity, at its own expense, to handle and defend the same before he un-dertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indem-nification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

4. Plan Participation.

  (a) Annual Participant Designations by Committee. For each Performance Pe-riod, the Committee, in its sole and absolute discretion, within the Applicable Period, shall designate those key employees of First Union who shall be Participants in the Plan for such Performance Period. Such designations shall be made by the Committee, in its sole and absolute discretion, based primarily on its determination as to which key employees:

    (i) are likely to be Executive Officers of the Company as of the last day of the fiscal year for which the Company would be entitled to a federal tax deduction for payment of the award in respect of such Performance Period; and
    (ii) are likely to be "covered employees" (within the meaning of Section 162(m)(3) of the Code) of the Company and to have individual com-pensation in excess of $1 million, excluding compensation that would be considered "performance-based" for purposes of Section 162(m);

  as well as such other considerations as the Committee deems appropriate, in its sole and absolute discretion.

  (b) Other Plan Participation. Notwithstanding any provision in any other plan of incentive compensation of the Company, an employee who is a Participant in the Plan for any given Performance Period shall not par-ticipate in any other plan during a Performance Period if participation would cause any award hereunder to fail to qualify as "performance-based" under Section 162(m).

5. Performance Measures and Goals.

  (a) Establishing Performance Goals. For each Performance Period, the Com-mittee shall establish, within the Applicable Period, one or more ob-jective performance measures and specific goals for each Participant and/or each group of Participants. Such goals shall be based exclu-sively on one or more of the following objective corporate-wide, sub-sidiary, division or operating unit measures:

    (i) financial criteria -- consisting of one or more objectives including earnings per share, economic profit, shareholder value added, return on equity, return on assets, net income, pre-tax net income, operat-ing income, or revenue growth; and

    (ii) strategic business criteria -- consisting of one or more objectives based on achieving specified goals related to employee satisfaction and retention, customer satisfaction, leadership and core values.

  (b) The Committee may specify, within the Applicable Period, the definition of these terms as well as any adjustments that may be made in their calculation. Each goal may be expressed on an absolute or relative ba-sis, may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, and/or operating units) and/or the past or current performance of other companies.

  (c) Impact of Extraordinary Items or Changes in Accounting. The measures utilized in establishing performance goals under the Plan for any given Performance Period shall be determined in accordance with generally ac-cepted accounting principles and in a manner consistent with the meth-ods used in the Company's audited financial statements, and may exclude the items excluded in determining Operating Income.

6.Incentive Award Opportunities and Awards.

  (a) Setting of Individual Award Opportunities. At the time performance goals are established for a Performance Period, the Committee also shall establish an Individual Award Opportunity for such Performance Period for each Participant or group of Participants. This Individual Award Opportunity, which shall be based on the achievement of one or more of the stated performance goals, may be expressed in dollars, as a multiple of salary or on a formula basis. The Committee, in all cases, shall have the sole and absolute discretion, based on such factors as it deems appropriate, to apply Negative Discretion to reduce the actual incentive awards that would otherwise be payable to any Participant.

  (b) Maximum Individual Award Opportunity. Notwithstanding any other provi-sion of the Plan, the maximum Individual Award Opportunity under the Plan for any Participant in any one calendar year shall be 0.25% of the Company's Operating Income for the applicable Performance Period.

  (c) Incentive Awards. Incentive awards determined under the Plan for a Per-formance Period shall be paid to Participants in cash or in shares of Company common stock or in any other form of cash or stock as deter-mined by the Committee as soon as practicable following the end of the Performance Period to which they apply, provided:

    (i) that no such payment shall be made unless and until the Committee, based on the Company's audited financial results for such Perfor-mance Period (as prepared and reviewed by the Company's independent public accountants), has certified in writing the extent to which the applicable performance goals for such Performance Period have been satisfied, and the Committee has made its decisions regarding whether it will exercise Negative Discretion to reduce any incentive award;

    (ii) that the Committee may specify that a portion of the actual incen-tive award for any given Performance Period shall be paid on a de-ferred basis, based on such award payment rules as the Committee may establish for such Performance Period;

    (iii) that the Committee may require, within the Applicable Period, that Participants must still be employed as of the end of such Perfor-mance Period or such later date that is identified in order to be eligible to receive any award;

    (iv) that the Committee may, subject Section 6(c)(i) of the Plan, adopt such forfeiture, pro-ration or other rules as it sees appropriate regarding the affect of certain events on the actual incentive awarded including, but not limited to, a Participant's death, Dis-ability, Retirement, or voluntary or other termination; and

    (v) that in the case of shares and share-based awards, the issuance of the shares or awards is authorized under the applicable stock incen-tive plan maintained by the Company and has been approved by any other committee or body necessary to authorize the award under such other plan. In such case, any shares of Company common stock issued in connection with such award will count against the aggregate num-ber of shares reserved and available for issuance under such other plan in accordance with the applicable pro-visions thereof. Unless otherwise specifically authorized by the Com-mittee, any such authorization relating to a "covered employee" shall be undertaken at such time and on such terms as will ensure that the award hereunder and any award granted under such other plan will con-tinue to qualify as "performance-based compensation" for purposes of
       Section 162(m) of the Code or will not otherwise result in payment of compensation for which the Company may not claim a tax deduction un-der Section 162(m) of the Code.

7. Discretionary Pool.

  Upon such terms and conditions as the Committee may impose and upon the achievement of such Performance Measures and Goals as the Committee may de-termine, the Company shall fund a bonus pool which may be allocated to Par-ticipants in the sole discretion of the Chief Executive Officer of the Com-pany. Notwithstanding the foregoing, no award from such bonus pool shall be made to a Participant (a) which, together with other awards to such Partic-ipant, exceeds the limitations established in Section 6(b) of the Plan, (b) which exceeds 25% of such Participant's Individual Award Opportunity or (c) if such Participant is a "covered employee" under the Code and such payment causes any other payment under the Plan to fail to qualify as tax deduct-ible under Section 162(m) of the Code.

8. General Provisions.

  (a) Plan Amendment or Termination. The Committee at any time may amend or terminate the Plan, provided (i) that, without the Participant's writ-ten consent, no such amendment or termination shall adversely affect the right of any Participant to receive an incentive award for a Per-formance Period in effect as of the effective date of such amendment or termination and (ii) that the Board shall be authorized to make any amendments necessary to comply with applicable regulatory requirements (including without limitation, Section 162(m) of the Code).

  (b) Applicable Law. All issues arising under the Plan shall be governed by, and construed in accordance with, the laws of the State of North Caro-lina.

  (c) Tax Withholding. The Company shall have the right to deduct from any payment of any award a sufficient amount to cover withholding of any federal, state or local or other governmental taxes or charges required by law or such greater amount of withholding as the Committee shall de-termine from time to time and as permitted or required by applicable rules and regulations, or to take such other action as may be necessary to satisfy any such withholding obligations.

  (d) No Employment Right Conferred. Participation in the Plan shall not con-fer on any Participant the right to remain employed by the Company, and the Company specifically reserves the right to terminate any Partici-pant's employment at any time with or without cause or notice.

  (e) Impact of Plan Award on Other Plans. Incentive awards hereunder shall not be treated as compensation for purposes of any other compensation or benefit plan, program or arrangement of the Company, unless either
      (i) such other plan, program or arrangement provides that compensation as incentive awards are to be considered as compensation thereunder or
      (ii) the Board or the Committee so determines in writing.

     Neither the adoption of the Plan nor the submission of the Plan to the Company's stockholders for their approval shall be construed as limiting the power of the Board or the Committee to adopt such other incentive arrangements as it may otherwise deem appropriate.

  (f) Costs and Expenses. All award and administrative costs and expenses of the Plan shall be borne by the Company.

  (g) Non-Transferability of Rights. Except as and to the extent required by law, a Participant's rights under the Plan may not be assigned or transferred in whole or in part either directly or by operation of law.

  (h) Binding Effect. The Plan shall be binding upon the Company and its suc-cessors. If the Company becomes a party to any merger, consolidation or reorganization, then the Plan shall remain in full force and effect as an obligation of the Company.

  (i) Unfunded Plan. Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fi-duciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an award, such rights shall constitute general unsecured liabilities of the Company and shall not confer upon any such person any right, title, or interest in any assets of the Company.

  (j) Deferrals of Awards. If permitted by the Committee, a Participant may elect to defer payment of cash award under the Plan if deferral of an award under the Plan is permitted pursuant to the terms of a deferred compensation program of the Company existing at the time the election to defer is permitted to be made, and the Participant complies with the terms of such program.

9. Effective Date.

  The Plan is effective for Performance Periods commencing on or after Janu-ary 1, 2001, subject to stockholder approval of the Plan. No payments shall be made under the Plan prior to the time such stockholder approval is ob-tained in accordance with applicable law.

                                                                      APPENDIX I

                            FIRST UNION CORPORATION
                           1998 STOCK INCENTIVE PLAN
                                  (as amended)

1. ESTABLISHMENT AND PURPOSE

   First Union Corporation, a North Carolina corporation ("First Union"), hereby establishes an incentive compensation plan, which shall be known as the "FIRST UNION CORPORATION 1998 STOCK INCENTIVE PLAN" (the "Plan").

   The purposes of the Plan are to (a) help align the long-term financial interests of Participants with those of stockholders; (b) reinforce a performance-oriented culture/strategy; (c) incent and reward employees for increasing First Union's common stock price over time; and (d) motivate, attract and retain the services of Participants upon whose judgment, interest and special effort the successful conduct of First Union's operations are dependent.

2. EFFECTIVE DATE AND DURATION OF THE PLAN

   The Plan shall become effective on April 21, 1998, subject to its approval by the stockholders of First Union, and shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to the terms hereof, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions. In no event may an Award be granted under the Plan after April 20, 2008. After the date on which the Plan becomes effective, no further grants will be made under the Prior Plan.

3. DEFINITIONS

       (a) "1934 Act" means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

     (b) "Award" means, individually or collectively, an Option (including an ISO or an NQSO), SAR, Stock Award, any other award made pursuant to the terms of the Plan, or any combination thereof.

     (c) "Award Agreement" means an agreement entered into by the Corporation and each Participant setting forth the terms and provisions applicable to Awards.

     (d) "Beneficial Owner" or "Beneficial Ownership" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the 1934 Act.

     (e) "Board" means the Board of Directors of First Union.

     (f) "Change of Control" means a change in control of First Union of a nature that would be required to be reported in response to Item 6(e) of
  Schedule 14A of Regulation 14A promulgated under the 1934 Act; provided, however, that, without limitation, such a Change of Control shall be deemed to have occurred if (i) any one person, or more than one person acting as a group, acquires Beneficial Ownership of Shares that, together with Shares held by such person or group, possesses more than 50 percent of the total Fair Market Value or total voting power of the Shares, (ii) any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) Beneficial Ownership of Shares possessing 20 percent or more of the total voting power of the Shares, or (iii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of such appointment or election.

     (g) "Code" means the Internal Revenue Code of 1986, as amended (or any successor thereto), including any rules and regulations promulgated thereunder.

     (h) "Committee" means the Human Resources Committee of the Board or such other committee as is appointed by the Board to administer the Plan.

     (i) "Corporation" means (i) First Union and any entity that is directly or indirectly controlled by First Union, or (ii) any entity in which First Union has a significant equity interest, as determined by the Committee.

     (j) "Covered Officer" means, for a calendar year, a Participant who is one of the group of executive officers of the Corporation designated by the Committee in writing as "Covered Officers".

     (k) "Date of Termination of Employment" means, with respect to an Employee who is terminating employment with the Corporation, (i) the last day such Employee performs actual services for the Corporation as an Employee, (ii) the 91st day of a bona fide leave of absence when such Employee's right to continue employment with the Corporation is not guaranteed by law or contract or, if later, on the date that such legal or contractual guarantee lapses, (iii) the date that such Employee is deemed to have a Disability, or (iv) the date of such Employee's death, as applicable.

     (l) "Disability", with respect to an Employee, means having received long-term disability benefits under the Coporation's Long-Term Disability Plan for a period of 12 consecutive months.

     (m) "Early Retirement" means termination of a Participant's employment upon satisfaction of the requirements for early retirement under First Union's pension plan.

     (n) "Employee" means an employee of the Corporation.

     (o) "Fair Market Value" means the closing sales price of the Shares on the New York Stock Exchange Composite Tape on the valuation date, or, if there were no sales on the valuation date, the closing sales price on the New York Stock Exchange Composite Tape on the first trading day before such valuation date.

     (p) "First Union" is defined in Section 1 herein.

     (q) "ISO" means an Option to purchase Shares granted under Section 7(a) herein, which is designated as an ISO and which is intended to meet the requirements of Section 422 of the Code.

     (r) "NQSO" means an Option to purchase Shares granted under Section 7(a) herein, and which is not intended to meet the requirements of Section 422 of the Code.

     (s) "Normal Retirement" means termination of a Participant's employment upon satisfaction of the requirements for normal retirement under the terms of First Union's pension plan.

     (t) "Option" means an ISO or an NQSO.

     (u) "Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

     (v) "Participant" means an Employee of the Corporation who has been granted an Award under the Plan.

     (w) "Performance-Based Exception" means the performance-based exception set forth in Code Section 162(m)(4)(C) from the deductibility limitations of Code Section 162(m).

     (x) "Performance Goals" means performance goals based on any of the following criteria and established by the Committee prior to April 1 of each year: earnings or earnings growth; return on equity, assets or investment; revenues; expenses; stock price; market share; charge-offs; or reductions in non-performing assets. Such Performance Goals may be particular to an Employee or the division, department, branch, line of business, subsidiary or other unit in which the Employee works, or may be based on the performance of the Corporation generally.

     (y) "Performance Stock Awards" means the Stock Awards granted to Covered Officers upon satisfaction of the conditions set forth in Section 7(c)(ii) of the Plan.

     (z) "Period of Restriction" means the period during which the vesting and/or transfer of Stock Awards is limited in some way, and the Shares subject to such Stock Awards are subject to a substantial risk of forfeiture, as provided in Section 7(c) herein.

     (aa) "Plan" is defined in Section 1 herein.

     (bb) "Plan Year" means a twelve-month period beginning with January 1 of each year.

     (cc) "Prior Plan" means the First Union 1996 Master Stock Compensation
  Plan.

     (dd) "RSAs" means a Stock Award granted to a Participant pursuant to
  Section 7(c) herein which contains restrictions on vesting and/or transfer.

     (ee) "Retirement" means either Early Retirement or Normal Retirement.

     (ff) "SAR" means an Award, granted alone or in connection with a related Option, designated as an SAR, pursuant to the terms of Section 7(b) herein.

     (gg) "Shares" means the common stock of First Union, par value $3.33 1/3 per share.

     (hh) "Stock Award" shall represent an Award made in Shares or denominated in units equivalent in value to Shares or any other Award based on or related to Shares, including, but not limited to, RSAs.

   4. PLAN ADMINISTRATION

     (a) The Committee. The Committee shall be responsible for administering the Plan. If considered appropriate by the Board in light of applicable laws, rules, or regulations, the Committee shall be comprised of two or more non-employee members of the Board each of whom is a "Non-Employee Director" within the meaning of Rule 16b-3 under the 1934 Act and an "outside director" within the meaning of Section 162(m) of the Code. Any action taken with respect to Covered Officers for purpose of meeting the Performance-Based Exception shall be taken by the Committee only if all of the members of the Committee are "outside directors" within the meaning of Code Section 162(m).

     (b) Committee Authority. The Committee may at any time alter, amend, suspend or discontinue the Plan or any or all agreements granted under the Plan to the extent permitted by law. Except as limited by law, or by the Articles of Incorporation or By-laws of First Union, and subject to the provisions herein, the Committee shall have full and exclusive power to interpret the Plan and to adopt such rules, regulations, and guidelines for carrying out the Plan as it may deem necessary or proper, all of which powers shall be executed in the best interests of the Corporation and in keeping with the provisions and objectives of the Plan. These powers include, but are not limited to (i) selecting Award recipients and the extent of their participation; (ii) establishing all Award terms and conditions; (iii) adopting procedures and regulations governing Awards; and
  (iv) making all other determinations necessary or advisable for the administration of the Plan. In addition, except as provided herein, in First Union's Articles of Incorporation or By-laws, or pursuant to applicable law, the Committee shall have authority, in its sole discretion, to accelerate the date that any Award which was not otherwise exercisable or vested shall become exercisable or vested in whole or in part without any obligation to accelerate such date with respect to any other Awards granted to any Participant. All determinations, interpretations or other actions taken or made by the Committee pursuant to the provisions of the Plan shall be final, binding and conclusive on all persons interested herein.

     The Committee may delegate to one or more officers of the Corporation the authority to carry out some or all of its responsibilities, provided that the Committee may not delegate its authority and powers in any way which would be inconsistent with the requirements of the Code or the 1934 Act. The Committee may at any time rescind the authority delegated to any such officers.

     In no event shall the Committee have the right to (i) cancel outstanding Options or SARs for the purpose of replacing or regranting such Options or SARs with an Option Price that is less than the original Option Price of the Option or SAR, or otherwise reduce the Option Price, or (ii) increase the number of shares available for issuance in accordance with Section 6 of the Plan (except in accordance with Section 6(c)) without shareholder approval.

     No member of the Committee shall be liable for any action or determination with respect to the Plan, and the members shall be entitled to indemnification and reimbursement in the manner provided in First Union's Articles of Incorporation. In the performance of its functions under the Plan, the Committee shall be entitled to rely upon information and advice furnished by the Corporation's officers, accountants, counsel and any other party the Committee deems necessary, and no member of the Committee shall be liable for any action taken or not taken in reliance upon any such advice.

5. PARTICIPATION

   The individuals who shall be eligible to receive Awards under the Plan shall be officers or other selected key employees of the Corporation as the Committee shall approve from time to time.

   In the event of a change in a Participant's duties and responsibilities, or a transfer of the Participant to a different position, the Committee may terminate any Award granted to such Participant or reduce the number of Shares subject thereto commensurate with the transfer or change in responsibility, as determined by the Committee in its discretion.

   Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws in other countries in which the Corporation operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (i) determine which Employees (if any) employed outside the United States are eligible or required to participate in the Plan, (ii) modify the terms and conditions of any Awards made to such Employees, and (iii) establish subplans, modified Option exercise and other terms and procedures to the extent such actions may be necessary or advisable.

6. AVAILABLE SHARES OF COMMON STOCK

   (a) Share Limitations. The aggregate amount of Shares that may be granted under the Plan shall be as follows:

     (i) the aggregate number of Shares as to which Awards may be granted in any Plan Year shall not exceed 1.5% of the total Shares outstanding as reported in the Annual Report on Form 10-K of First Union for the fiscal year ending immediately prior to such Plan Year;

     (ii) there shall be carried forward and be available for Awards under the Plan in each Plan Year, in addition to the Shares available for grant under Section 6(a)(i) above, (a) 5,000,000 Shares available for issuance under the Prior Plan; (b) with respect to any succeeding Plan Year, any unused portion of the limit for a Plan Year; and (c) any Shares represented by Awards or portions of Awards made under the Plan which are forfeited, expire, terminate or are canceled or settled without issuance; provided, however, that if (a) the Option Price for an Option granted under the Plan is satisfied by tendering Shares or (b) an SAR is paid by issuing Shares, only the net number of Shares issued shall be used for determining the maximum number of Shares available for issuance under the Plan;

     (iii) the aggregate number of Shares (prior to adjustments as provided in Section 6(c)) that may be represented by Awards granted to any single individual under the Plan in any calendar year under Sections 7(a), (b) and
  (c) of the Plan shall not exceed 1,250,000; and

     (iv) the aggregate number of Shares (prior to adjustments as provided in Section 6(c))that may be covered by Awards made in the form of ISOs shall not exceed 100,000,000. Such aggregate number of Shares may be increased by any Shares represented by ISOs or portions of ISOs granted under the Plan which are forfeited, expire, terminate or are cancelled or settled without issuance. If the Option Price for an ISO granted under the Plan is satisfied by tendering Shares, only the net number of Shares issued shall be used for determining the maximum number of Shares in the form of ISOs available for issuance under the Plan.

     (b) Shares not applied to limitations. The following will not be applied to the share limitations of Section 6(a) above: (i) dividends or dividend equivalents paid in cash in connection with outstanding Awards, (ii) stock denominated Awards which by their terms may be settled only in cash, and
  (iii) Shares and any Awards that are granted through the assumption of, or in substitution for, outstanding Awards previously granted to Employees as the result of a merger, consolidation, or acquisition of the employing company as the result of which it is merged with the Corporation or becomes a subsidiary of the Corporation.

     (c) Adjustments. In the event of any stock dividend, stock split, combination or exchange of equity securities, merger, consolidation, recapitalization, divestiture or other distribution (other than ordinary cash dividends) of assets to stockholders, or any other change affecting Shares or Share price, such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change shall be made with respect to the limitations on the numbers of Shares that may be issued and represented by Awards under the Plan; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated. Upon the occurrence of any such event, the Committee may also (or in lieu of any of the foregoing adjustments) make such other adjustments as it shall consider appropriate to preserve the benefits or potential benefits intended to be made available to Participants. Options granted pursuant to the Plan and described as ISOs shall not be adjusted in a manner that causes the Options to fail to continue to qualify as ISOs.

   The Shares subject to the provisions of the Plan shall be shares of authorized but unissued Shares.

7. AWARDS UNDER THE PLAN

   The types of Awards set forth in this Article 7 may be granted under the Plan, singly, in combination or in tandem as the Committee may determine.

     (a) Options.

     (i) Grant. An Option shall represent a right to purchase a specified number of Shares at a stated Option Price during a specified time, not to exceed ten years from the date of grant, as determined by the Committee. The Option Price per Share for each ISO shall not be less than 100% of the Fair Market Value on the date of grant. An Option may be in the form of an ISO which is consistent with the applicable terms, conditions, and limitations established by the Code and the Committee. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO. Options granted under this Section 7(a) shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve and which shall be set forth in the applicable Award Agreement, which need not be the same for each grant or for each Participant. Upon satisfaction of the applicable conditions to exercisability specified in the terms and conditions of the Award as set forth in the Award Agreement, the Participant shall be entitled to exercise the Option in whole or in part and to receive, upon satisfaction or payment of the Option Price in the manner contemplated in this Section 7(a), the number of Shares in respect of which the Option shall have been exercised.

     (ii) Exercise. Options shall be exercised by the delivery of a written notice of exercise to the Corporation, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. The Shares covered by an Option may be purchased by methods designated by the Committee, in its discretion, including, but not limited to (A) a cash payment; (B) tendering Shares owned by the Participant, valued at the Fair Market Value at the date of exercise; or
  (C) any combination of the above. As soon as practicable after receipt of a written notification of exercise and full payment, the Corporation shall deliver to the Participant, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option.

     (iii) Termination. If the employment of a Participant with the Corporation shall terminate by reason of death, Disability or Retirement, any then outstanding Options granted to such Participant shall become immediately exercisable on the Date of Termination of Employment. Unless the Committee determines otherwise, any such outstanding Options will be forfeited on the expiration date of such Options or within three years after the Date of Termination of Employment, whichever period is shorter. Unless the Committee determines otherwise, if the employment of a Participant with the Corporation shall terminate for any reason other than death, Disability or Retirement, (i) any then outstanding but unexercisable Options granted to such Participant will be forfeited on the Date of Termination of Employment, and (ii) any then outstanding and exercisable Options granted to such Participant will be forfeited on the expiration date of such Options or three months after the Date of Termination of Employment, whichever period is shorter.

     (iv) ISOs. In the case of any outstanding Options granted to a Participant that are ISOs, the tax treatment prescribed under Section 422 of the Code shall not be available if such Options are not exercised (A) within three months after the Date of Termination of Employment unless such termination is due to death or Disability, or (B) within one year after the Date of Termination of Employment due to Disability. If a Participant's employment is terminated due to death, the tax treatment prescribed under
  Section 422 of the Code shall be available if the Participant was either an Employee on the date of death or an Employee within the three month period prior to the date of death.

     (b) SARs.

     (i) Grant. An SAR shall represent a right to receive a payment in cash, Shares, or a combination thereof, equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over an amount which shall be no less than the Fair Market Value on the date the SAR was granted (or the Option Price for SARs granted in tandem with an Option) as set forth in the applicable Award Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the SAR exercise price, the duration of the SAR, the number of Shares to which the SAR pertains, whether the SAR is granted in tandem with the grant of an Option or is freestanding, and such other provisions as the Committee shall determine. SARs granted under this Section 7(b) shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve and which shall be set forth in the applicable Award Agreement, which need not be the same for each grant of for each Participant.

     (ii) Exercise. SARs shall be exercised by the delivery of a written notice of exercise to the Corporation, setting forth the number of Shares with respect to which the SAR is to be exercised. The date of exercise of the SAR shall be the date on which the Corporation shall have received notice from the Participant of the exercise of such SAR. SARs granted in tandem with the grant of an Option may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. SARs granted in tandem with the grant of an Option may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to SARs granted in tandem with an ISO, (A) such SAR will expire no later than the expiration of the underlying ISO, (B) the value of the payout with respect to such SAR may be for no more than one hundred percent of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time such SAR is exercised, and (C) such SAR may be exercised only when the Fair Market Value of the Shares subject to the underlying ISO exceeds the Option Price of the ISO. SARs granted independently from the grant of an Option may be exercised upon the terms and conditions contained in the applicable Award Agreement. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of an SAR (including, without limitation, the right of the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Section 16 (or any successor law) of the 1934 Act. In the event the SAR shall be payable in Shares, a certificate for the Shares acquired upon exercise of an SAR shall be issued in the name of the Participant as soon as practicable following receipt of notice of exercise. No fractional Shares will be issuable upon exercise of the SAR and, unless provided in the applicable Award Agreement, the Participant will receive cash in lieu of fractional Shares.

     (iii) Termination. If the employment of a Participant with the Corporation shall terminate by reason of death, Disability or Normal Retirement, any then outstanding SARs granted to such Participant shall become immediately exercisable on the Date of Termination of Employment. Unless the Committee determines otherwise, any such outstanding SARs will be forfeited on the expiration date of such SARs or within three years after the Date of Termination of Employment, whichever period is shorter. Unless the Committee determines otherwise, if the employment of a Participant with the Corporation shall terminate for any reason other than death, Disability or Normal Retirement, (i) any then outstanding but unexercisable SARs granted to such Participant will be forfeited on the Date of Termination of Employment, and (ii) any then outstanding and exercisable SARs granted to such Participant will be forfeited on the expiration date of such SARs or three months after the Date of Termination of Employment, whichever period is shorter.

     (c) Stock Awards.

     (i) Grant. All or any part of any Stock Award may be subject to conditions and restrictions established by the Committee, and set forth in the applicable Award Agreement, which may include, but are not limited to, continuous service with the Corporation, a requirement that Participants pay a stipulated purchase price for each Stock Award, the achievement of specific Performance Goals, and/or applicable securities laws restrictions. During the applicable Period of Restriction, Participants holding RSAs may exercise full voting rights with respect to such Shares. During the applicable Period of Restriction, Participants holding RSAs shall be entitled to receive all dividends and other distributions paid with respect to such Shares while they are so restricted. If any such dividends or distributions are paid in Shares, such Shares shall be subject to the same restrictions on transferability as the RSAs with respect to which they are paid.

     (ii) Performance Stock Awards. Performance Stock Awards will be granted to Covered Officers under the following conditions:

      (A) Prior to April 1 of each year, the Committee shall determine the Covered Officers and the Performance Goals for such year that will need to be attained in order to permit Performance Stock Awards to be granted to the Covered Officers in the following year; and

      (B) the value of Performance Stock Awards granted to a Covered Officer (calculated by multiplying the Fair Market Value on the date of grant times the number of Shares of the Stock Award) shall equal 300% of the Covered Officer's base salary for the calendar year preceding the date of grant; provided, that such value may not exceed $4,500,000; and provided, further, that the Committee may, in its discretion, reduce the number of Shares to be granted in the Performance Stock Award.

   Notwithstanding the foregoing, any Shares of restricted stock issued to Covered Officers in 1998 pursuant to the satisfaction of the performance goal set forth in the Prior Plan shall be issued under the Plan in accordance with the terms, conditions and limitations set forth in the Prior Plan.

     (iii) Termination. Unless the Committee determines otherwise, if the employment of a Participant with the Corporation shall terminate because of Normal Retirement, Disability or death, any remaining Period of Restriction applicable to Stock Awards granted to such Participant shall automatically terminate and, except as otherwise provided in this Section 7(c), such Stock Awards shall be free of restrictions and freely transferable. Unless the Committee determines otherwise, if the employment of a Participant with the Corporation shall terminate for any reason other than death, Disability or Normal Retirement, then any Stock Awards subject to restrictions on the date of such termination shall automatically be forfeited on the Date of Termination of Employment and returned to the Corporation; provided, however, if such employment terminates due to Early Retirement or any involuntary termination by the Corporation, the Committee may, in its sole discretion, waive the automatic forfeiture of any or all such Stock Awards and/or may add such new restrictions to such Stock Awards as it deems appropriate.

8. DIVIDENDS AND DIVIDEND EQUIVALENTS

   The Committee may provide the Awards under Section 7(c) of the Plan earn dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently or may be credited to a Participant's account. Any crediting of dividends or dividend equivalents may be subject to such restrictions and conditions as the Committee may establish, including reinvestment in additional Shares or Share equivalents.

9. PAYMENTS AND PAYMENT DEFERRALS

   Payment of Awards may be in the form of cash, Shares, other Awards, or combinations thereof as the Committee shall determine, and with such restrictions as it may impose. The Committee also may require or permit Participants to elect to defer the receipt or issuance of Shares from Options or Stock Awards or the settlement of Awards in cash under such rules and procedures as it may establish under the Plan. It also may provide that deferred settlements of Awards include the payment or crediting of earnings on deferred amounts. In addition, the Committee may stipulate in an Award Agreement, either at the time of grant or by subsequent amendment, that a payment or portion of a payment of an Award be delayed in the event that
Section 162(m) of the Code (or any successor or similar provision of the Code affecting tax deductibility) would disallow a tax deduction by the Corporation for all or a portion of such payment. The period of any such delay in payment shall be until the payment, or portion thereof, is tax deductible, or such earlier date as the Committee shall determine.

10. TRANSFERABILITY

      (a) ISOs. No ISO granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant. The foregoing shall also apply to all SARs granted in tandem with an ISO.

      (b) NQSOs and SARs. Except as otherwise provided in a Participant's Award Agreement, no NQSO or SAR granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs and SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

      (c) Stock Awards. Stock Awards granted under the Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the applicable Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the applicable Award Agreement. All rights with respect to a Stock Award granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

11. CHANGE OF CONTROL

   In the event of (i) any merger, consolidation, or acquisition where the stockholders of First Union on the effective date of such merger, consolidation, or acquisition do not own at least 50% of the outstanding shares of voting stock of the surviving corporation, or (ii) any Change of Control, each Award granted under the Plan shall immediately be exercisable and/or fully vested and nonforfeitable, as the case may be.

12. AWARD AGREEMENTS

   Each Award under the Plan shall be evidenced by an Award Agreement setting forth its terms, conditions, and limitations for each Award, the provisions applicable in the event the Participant's employment terminates, and the Corporation's authority unilaterally or bilaterally to amend, modify, suspend, cancel, or rescind any Award. The Committee need not require the execution of any such agreement by the recipient, in which case acceptance of the Award by the respective Participant shall constitute agreement by the Participant to the terms and conditions of the Awards.

13. TAX WITHHOLDING

   The Corporation shall have the right to deduct from any settlement of an Award made under the Plan, including the delivery of Shares, or require the payment of, a sufficient amount to cover withholding of any federal, state or local or other governmental taxes or charges required by law or such greater amount of withholding as the Committee shall determine from time to time and as permitted or required by applicable rules and regulations, or to take such other action as may be necessary to satisfy any such withholding obligations. If the Committee permits or requires Shares to be used to satisfy required tax withholding, such Shares shall be valued at the Fair Market Value as of the tax recognition date for such Award or such other date as may be required by applicable law, rule or regulation. The Corporation shall have the right to effect income, social security and medicare tax withholding and reporting as may be required under applicable law upon the disposition by an Employee of Common Stock acquired upon the exercise of an option qualifying as an incentive stock option under Section 422 of the Code at the time of exercise. The Corporation shall collect any required withholding from "other earnings" of the employee. In the absence of "other earnings" sufficient to satisfy such withholding, the employee shall remit such amounts required to satisfy such withholding obligations to the Corporation within 10 business days of any such notice and request for payment.

14. OTHER BENEFIT AND COMPENSATION PROGRAMS

   Unless otherwise specifically determined by the Committee, settlements of Awards received by Participants under the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of calculating payments or benefits from the Corporation's benefit plans or severance program. Further, the Corporation may adopt other compensation programs, plans or arrangements as it deems appropriate or necessary. The Committee may permit a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR, or the satisfaction of conditions, lapse or waiver of restrictions with respect to Stock Awards. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

15. UNFUNDED PLAN

   Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fiduciary relationship between the Corporation and any participant or other person. To the extent any person holds any rights by virtue of an Award granted under the Plan, such rights shall constitute general unsecured liabilities of the Corporation and shall not confer upon any participant any right, title, or interest in any assets of the Corporation.

16. REGULATORY APPROVALS

   The implementation of the Plan, the granting of any Award under the Plan, and the issuance of Shares upon the exercise or settlement or any Award shall by subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the Awards granted under it, or the Shares issued pursuant to it.

17. RIGHTS AS A STOCKHOLDER

   A Participant shall have no rights as a stockholder with respect to Shares covered by an Award until the date the Participant or his nominee is the holder of record. No adjustment will be made for dividends or other rights for which the record date is prior to such date, except as provided in Section 6(c).

18. FUTURE RIGHTS

   No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Corporation or to participate in any other compensation or benefit plan, program or arrangement of the Corporation. In addition, the Corporation expressly reserves the right at any time to dismiss a Participant free from any liability or any claim under the Plan, except as provided herein or in any agreement entered into hereunder.

19. GOVERNING LAW

   The Plan and all agreements entered into under the Plan shall be construed in accordance with and governed by the laws of the State of North Carolina.

20. SUCCESSORS AND ASSIGNS

   The Plan and any applicable Award Agreement entered into under the Plan shall be binding on all successors and assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

21. INDEMNIFICATION

   Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Corporation against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Corporation's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Corporation an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under First Union's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Corporation may have to indemnify them or hold them harmless.

22. APPLICATION OF FUNDS

   The proceeds received by the Corporation from the issuance of Shares pursuant to the exercise of Options will be used for general corporate purposes.

                                                                      APPENDIX J

                              WACHOVIA CORPORATION

                              AMENDED AND RESTATED
                            AUDIT COMMITTEE CHARTER

I. Composition of the Audit Committee: The Audit Committee shall be comprised of at least three directors, each of whom shall have no relationship to Wa-chovia Corporation (Wachovia) that may interfere with the exercise of their independence from management and Wachovia and shall otherwise satisfy the applicable membership requirements under the rules of the New York Stock Ex-change, Inc., as such requirements are interpreted by Wachovia's Board of Directors (Board of Directors) in its business judgment.

II. Purpose of the Audit Committee: The purposes of the Audit Committee are to assist the Board of Directors:

  1. in its oversight of Wachovia's accounting and financial reporting prin-ciples and policies and internal audit controls and procedures;

  2. in its oversight of Wachovia's financial statements and the independent audit thereof;

  3. in selecting, evaluating and, where deemed appropriate, replacing the outside auditors (or nominating the outside auditors to be proposed for shareholder approval in any proxy statement); and

  4. in evaluating the independence of the outside auditors.

  The function of the Audit Committee is oversight. The management of Wacho-via is responsible for the preparation, presentation and integrity of Wachovia's financial statements. Management and the general auditor of the internal auditing department (general auditor) are responsible for main-taining appropriate accounting and financial reporting principles and poli-cies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The indepen-dent auditors are responsible for planning and carrying out a proper audit of Wachovia's annual financial statements, reviews of Wachovia's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time em-ployees of Wachovia and are not, and do not represent themselves to be, ac-countants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside Wachovia from which it re-ceives information, (ii) the accuracy of the financial and other informa-tion provided to the Audit Committee by such persons or organizations ab-sent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to any information technology, internal audit and other non-audit services provided by the auditors to Wachovia.

  The independent auditors for Wachovia are ultimately accountable to the Board of Directors as assisted by the Audit Committee. The Board of Direc-tors, with the assistance of the Audit Committee, has the ultimate author-ity and responsibility to select, evaluate and, nominate the independent auditors to be proposed for shareholder approval in the proxy statement.

  The independent auditors shall submit to Wachovia annually a formal written statement delineating all relationships between the independent auditors and Wachovia ("Statement as to Independence"), addressing each non-audit service provided to Wachovia and the matters set forth in Independence Standards Board No. 1.

  The outside auditors shall submit to Wachovia annually a formal written statement of the fees billed for each of the following categories of serv-ices rendered by the outside auditors: (i) the audit of Wachovia's annual financial statements for the most recent fiscal year and the reviews of the financial statements included in Wachovia's Quarterly Reports on Form 10-Q for that fiscal year; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and sep-arately identifying fees for such services relating to financial informa-tion systems design and implementation); and (iii) all other services ren-dered by the outside auditors for the most recent fiscal year, in the ag-gregate and by each service.

III. Meetings of the Audit Committee: The Audit Committee shall meet four times annually, or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial results. The Audit Committee should meet separately at least annually with management, the general auditor and the independent auditors to discuss any matters that the Audit Committee or any of these persons or firms be-lieve should be discussed privately. The Audit Committee may request any officer or employee of Wachovia or Wachovia's independent counsel or inde-pendent auditors to attend a meeting of the Audit Committee or to meet with any members of or consultants to, the Audit Committee. Members of the Audit Committee may participate in a meeting of the Audit Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other.

IV. Duties and Powers of the Audit Committee: To carry out its purposes, the Audit Committee shall have the following duties and powers:

    1. with respect to the independent auditors,

       (i) to provide advice to the Board of Directors in selecting, evaluating or replacing the independent auditors;

       (ii) to review the fees charged by the independent auditors for audit and non-audit services;

       (iii) to ensure that the independent auditors prepare and deliver annu-ally a Statement as to Independence, to discuss with the indepen-dent auditors any relationships or services disclosed in this Statement that may impact the objectivity and independence of Wachovia's independent auditors and to recommend that the Board of Directors take appropriate action in response to this Statement to satisfy itself of the independent auditors' independence;

       (iv) if applicable, to consider whether the outside auditors' provision of (a) information technology consulting services relating to fi-nancial information systems design and implementation and (b) other non-audit services to Wachovia is compatible with maintaining the independence of the outside auditors; and

       (v) to instruct the independent auditors that the independent auditors are ultimately accountable to the Board of Directors and Audit Com-mittee.

    2. with respect to the internal auditing department,

   (i) to review the appointment and replacement of the general auditor;
       and

   (ii) to advise the general auditor that he or she is expected to provide to the Audit Committee summaries of and, as appropriate, the sig-nificant reports to management prepared by the internal auditing department and management's responses thereto.

  3. with respect to financial reporting principles and policies and internal audit controls and procedures,

   (i) to advise management, the general auditor and the independent audi-tors that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and prac-tices;

   (ii) to consider any reports or communications (and management's and/or the internal audit department's responses thereto) submitted to the Audit Committee by the independent auditors required by or referred to in SAS 61 (as codified by AU Section 380), as may be modified or supplemented, including reports and communications related to:

      . deficiencies noted in the audit in the design or operation of in-ternal controls;

      .  consideration of fraud in a financial statement audit;

      .  detection of illegal acts;

      . the independent auditors' responsibility under generally accepted auditing standards;

      .  significant accounting policies;

      .  management judgments and accounting estimates;

      .  adjustments arising from the audit;

      . the responsibility of the independent auditors for other informa-tion in documents containing audited financial statements;

      .  disagreements with management;

      .  consultation by management with other accountants;

      . major issues discussed with management prior to retention of the independent auditors;

      .  difficulties encountered with management in performing the audit;

      . the independent auditors' judgments about the quality of Wachovia's accounting principles; and

      . reviews of interim financial information conducted by the indepen-dent auditors.

   (iii) to meet with management, the general auditor and/or the indepen-dent auditors:

      .  to discuss the scope of the annual audit;

      .  to discuss the audited financial statements;

      . to discuss any significant matters arising from any audit or re-port or communication referred to in items 2(ii) or 3(ii) above, whether raised by management, the general auditor or the indepen-dent auditors, relating to Wachovia's financial statements;

      . to review the form of opinion the independent auditors propose to render to the Board of Directors and shareholders;

      . to discuss significant changes to Wachovia's auditing and account-ing principles, policies, controls, procedures and practices pro-posed or contemplated by the independent auditors, the general au-ditor or management, and

      . to inquire about significant risks and exposures, if any, and the steps taken to monitor and minimize such risks.

   (iv) to obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Secu-rities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements re-quired under the Securities Exchange Act of 1934; and

   (v) to discuss with Wachovia's general counsel any significant legal matters that may have a material effect on the financial statements, Wachovia's compliance policies, including material notices to or in-quiries received from governmental agencies.

  4. with respect to reporting and recommendations,

   (i) to prepare any report or other disclosures, including any recommen-dation of the Audit Committee, required by the rules of the Securi-ties and Exchange Commission to be included in Wachovia's annual proxy statement;

   (ii) to review this Charter at least annually and recommend any changes to the full Board of Directors; and

   (iii) to report its activities to the full Board of Directors on a regu-lar basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate.

V. Resources and Authority of the Audit Committee: The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to engage independent auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.

                                                                      APPENDIX K

              CHAPTER 55. NORTH CAROLINA BUSINESS CORPORATION ACT

                         ARTICLE 13. DISSENTERS' RIGHTS

(S) 55-13-01. Definitions

   In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

(S) 55-13-02. Right to dissent

   (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger whose shares are not affected under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

     (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

     (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

     (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or

     (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

   (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

   (c) Notwithstanding any other provision of this Article, there shall be no right of shareholders to dissent from, or obtain payment of the fair value of the shares in the event of, the corporate actions set forth in subdivisions
(1), (2), or (3) of subsection (a) of this section if the affected shares are any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held by at least 2,000 record shareholders. This subsection does not apply in cases in which either:

     (1) The articles of incorporation, bylaws, or a resolution of the board of directors of the corporation issuing the shares provide otherwise; or

     (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

       a. Cash;

       b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 record shareholders; or

       c. A combination of cash and shares as set forth in sub-subdivisions
    a. and b. of this subdivision.

(S) 55-13-03. Dissent by nominees and beneficial owners

   (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

   (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

     (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

     (2) He does so with respect to all shares of which he is the beneficial shareholder.

(S)(S) 55-13-04 through 55-13-19

   Reserved for future codification purposes.

(S) 55-13-20. Notice of dissenters' rights

   (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

   (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

   (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

(S) 55-13-21. Notice of intent to demand payment

   (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

     (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

     (2) Must not vote his shares in favor of the proposed action.

   (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

(S) 55-13-22. Dissenters' notice

   (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

   (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

     (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

     (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (3) Supply a form for demanding payment;

     (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

     (5) Be accompanied by a copy of this Article.

(S) 55-13-23. Duty to demand payment

   (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

   (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

   (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.

(S) 55-13-24. Share restrictions

   (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

   (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(S) 55-13-25. Payment

   (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

   (b) The payment shall be accompanied by:

     (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

     (2) An explanation of how the corporation estimated the fair value of the shares;

     (3) An explanation of how the interest was calculated;

     (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

     (5) A copy of this Article.

(S) 55-13-26. Failure to take action

   (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

   (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

(S) 55-13-27

   Reserved for future codification purposes.

(S) 55-13-28. Procedure if shareholder dissatisfied with corporation's payment or failure to perform

   (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

     (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

     (2) The corporation fails to make payment under G.S. 55-13-25; or

     (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

   (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision
(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

(S) 55-13-29

   Reserved for future codification purposes.

(S) 55-13-30. Court action

   (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

   (b) Reserved for future codification purposes.

   (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

   (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

   (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

(S) 55-13-31. Court costs and counsel fees

   (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

   (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

     (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

     (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

   (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                               Please Vote Today

For this historic merger to happen, we need a majority vote from our shareholders. If you don't send in your vote, it is the same as voting against the merger.

                        First Union Shareholder Meeting
                            July 31, 2001, 11:00 am
                               Adam's Mark Hotel
                           555 South McDowell Street
                              Charlotte, NC 28204
                                 (704) 372-4100
                               Symphony Ballroom

                                   DIRECTIONS

I-85 SOUTH FROM GREENSBORO

Follow I-85 South to Charlotte. Take exit for I-77 South to Columbia. Follow I-77 South to I-277. Loop onto I-277 (John Belk Freeway) and go to Caldwell Street exit. Take Caldwell Street exit onto Caldwell Street. Go to E. Stonewall Street and turn right onto E. Stonewall Street. Go on E. Stonewall Street until you come to S. McDowell Street. Turn left onto S. McDowell Street and the Adam's Mark Hotel will be on your right.

I-85 NORTH FROM ATLANTA
Follow I-85 North to I-77 South. Loop onto I-277 (John Belk Freeway) and go to Caldwell Street exit. Take Caldwell Street exit onto Caldwell Street. Go to E. Stonewall Street and turn right onto E. Stonewall Street. Go on E. Stonewall Street until you come to S. McDowell Street. Turn left onto S. McDowell Street and the Adam's Mark Hotel will be on your right.

DIRECTIONS FROM THE AIRPORT
Leave Airport and merge left onto Billy Graham Parkway. Take Billy Graham Parkway to I-77 North. Follow I-77 North to I-277. Merge onto I-277 (John Belk Freeway) and go to Caldwell Street exit. Take Caldwell Street exit onto Caldwell Street. Go to E. Stonewall Street and turn right onto E. Stonewall Street. Go on
E. Stonewall Street until you come to S. McDowell Street. Turn left onto S. McDowell Street and the Adam's Mark Hotel will be on your right.

I-77 NORTH FROM COLUMBIA
Follow I-77 North to I-277. Merge onto I-277 (John Belk Freeway) and go to Caldwell Street exit. Take Caldwell Street exit onto Caldwell Street. Go to E. Stonewall Street and turn right onto E. Stonewall Street. Go on E. Stonewall Street until you come to S. McDowell Street. Turn left onto S. McDowell Street and the Adam's Mark Hotel will be on your right.

I-77 SOUTH FROM MOORESVILLE AND STATESVILLE
Follow I-77 South to I-277. Loop onto I-277 (John Belk Freeway) and go to Caldwell Street exit. Take Caldwell Street exit onto Caldwell Street. Go to E. Stonewall Street and turn right onto E. Stonewall Street. Go on E. Stonewall Street until you come to S. McDowell Street. Turn left onto S. McDowell Street and the Adam's Mark Hotel will be on your right.

Notice of Shareholder Meeting
================================================================================

Your Vote is Important
Vote "For" the merger.